Public Storage

2004 Annual Report




Self Storage
Boxes
Moving Supplies

Public Storage, Inc.



WA 43
OR 25
CA 311
NV 22
UT 7
AZ 15
CO 50
NE 1
KS 22
OK 8
TX 169
MN 26
MO 38
LA 11
WI 15
IL 96
MI 15
IN 18
KY 6
TN 23
AL 22
GA 64
FL 149
SC 24
NC 24
VA 39
PA 20
NY 39
NH 2
HI 6
MA 18
RI 2
CT 13
NJ 44
DE 4
MD 43

Properties *(as of December 31, 2004)*

Location	Number of Properties(1)	Net Rentable Square Feet
Alabama	22	895,000
Arizona	15	1,003,000
California	311	19,278,000
Colorado	50	3,189,000
Connecticut	13	710,000
Delaware	4	230,000
Florida	149	9,052,000
Georgia	64	3,776,000
Hawaii	6	322,000
Illinois	96	5,888,000
Indiana	18	1,050,000
Kansas	22	1,316,000
Kentucky	6	331,000
Louisiana	11	852,000
Maryland	43	2,458,000
Massachusetts	18	1,132,000
Michigan	15	836,000
Minnesota	26	1,635,000
Missouri	38	2,172,000
Nebraska	1	46,000
Nevada	22	1,409,000
New Hampshire	2	131,000
New Jersey	44	2,583,000
New York	39	2,335,000
North Carolina	24	1,266,000
Ohio	30	1,863,000
Oklahoma	8	429,000
Oregon	25	1,171,000
Pennsylvania	20	1,360,000
Rhode Island	2	64,000
South Carolina	24	1,082,000
Tennessee	23	1,311,000
Texas	169	11,438,000
Utah	7	398,000
Virginia	39	2,388,000
Washington	43	2,747,000
Wisconsin	15	1,071,000
Totals	1,464	89,217,000

(1) Storage and properties combining self-storage and commercial space.

Selected Financial Highlights

	For the year ended December 31,				
	2004[1]	2003[1]	2002[1]	2001[1]	2000[1]
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and tenant reinsurance premiums	$ 917,811	$ 856,040	$ 815,052	$ 755,020	$ 687,394
Interest and other income	10,165	8,628	8,661	14,225	18,836
	927,976	864,668	823,713	769,245	706,230
Expenses:					
Cost of operations	330,531	311,414	281,497	252,068	237,955
Depreciation and amortization	183,148	184,145	175,834	164,025	146,996
General and administrative	18,813	17,127	15,619	21,038	21,306
Interest expense	760	1,121	3,809	3,227	3,293
	533,252	513,807	476,759	440,358	409,550
Income from continuing operations before equity in earnings of real estate entities, gain (loss) on disposition of real estate investments and casualty loss and minority interest in income	394,724	350,861	346,954	328,887	296,680
Equity in earnings of real estate entities	22,564	24,966	29,888	38,542	39,319
Gain (loss) on disposition of real estate investments and casualty loss	67	1,007	(2,541)	4,091	576
Minority interest in income (3)	(49,913)	(43,703)	(44,087)	(46,015)	(38,356)
Income from continuing operations	367,442	333,131	330,214	325,505	298,219
Discontinued operations (2)	(1,229)	3,522	(11,476)	(1,297)	(1,131)
Net income	$ 366,213	$ 336,653	$ 318,738	$ 324,208	$ 297,088
Per Common Share:					
Distributions	$ 1.80	$ 1.80	$ 1.80	$ 1.69	$ 1.48
Net income - basic	$ 1.39	$ 1.29	$ 1.15	$ 1.41	$ 1.41
Net income - diluted	$ 1.38	$ 1.28	$ 1.14	$ 1.39	$ 1.41
Weighted average common shares - basic	127,836	125,181	123,005	122,310	131,566
Weighted average common shares - diluted	128,681	126,517	124,571	123,577	131,657
Balance Sheet Data:					
Total assets	$5,204,790	$4,968,069	$4,843,662	$4,625,879	$4,513,941
Total debt	$ 145,614	$ 76,030	$ 115,867	$ 168,552	$ 156,003
Minority interest (other partnership interests)	$ 118,903	$ 141,137	$ 154,499	$ 169,601	$ 167,918
Minority interest (preferred partnership interests)	$ 310,000	$ 285,000	$ 285,000	$ 285,000	$ 365,000
Shareholders' equity	$4,429,967	$4,219,799	$4,158,969	$3,909,583	$3,724,117
Other Data:					
Net cash provided by operating activities	$ 647,443	$ 608,624	$ 591,283	$ 538,534	$ 525,775
Net cash used in investing activities	$ (188,417)	$ (242,370)	$ (325,786)	$ (306,058)	$ (465,464)
Net cash used in financing activities	$ (297,604)	$ (264,545)	$ (211,720)	$ (272,596)	$ (25,969)

(1) During 2004, 2003, 2002, 2001 and 2000, we completed several significant asset acquisitions, business combinations and equity transactions. See Notes 3, 6, 10 and 11 to our consolidated financial statements.

(2) During the years ended December 31, 2002, 2003 and 2004, we adopted and modified a business plan that included the closure or consolidation of certain non-strategic containerized storage facilities. We sold two commercial properties - one in 2002, the other in 2004. During 2003, we sold five self-storage facilities. The historical operations of these facilities are classified as discontinued operations, with the rental income, cost of operations, depreciation expense and gain or loss on disposition of these facilities for current and prior periods included in the line item "Discontinued Operations" on the consolidated income statement.

(3) During 2004, holders of $200,000,000 of our Series N preferred partnership units agreed to a restructuring which included reducing their distribution rate from 9.5% to 6.4% in exchange for a special distribution of $8,000,000. This special distribution, combined with $2,063,000 in costs incurred at the time the units were originally issued that were charged against income in accordance with the Securities and Exchange Commission's clarification of EITF Topic D-42, are included in minority interest in income.

To Our Shareholders

We had a pretty good year. Funds from operations per share increased 4.3 percent in 2004 to $2.93 from $2.81 in 2003. See the Computation of Funds from Operations table for a reconciliation of net income to funds from operations. Several of the initiatives we started in 2002 are coming to fruition. In addition, we expanded our franchise and positioned ourselves for meaningful growth in 2005. Let's look at what we did in 2004 and its implications for 2005.

Self-Storage Business

Our self-storage business generated the bulk of our earnings and cash flow growth in 2004. This came from three main areas: our "consistent group" of properties, the lease-up of our development properties and the acquisition of mostly mature facilities from third parties. The contribution to earnings for each is as follows:

(Dollar amounts in thousands)	2003	2004	Change
Consistent group properties	$ 453,867	$ 475,804	4.8%
Development properties	18,575	32,278	73.8%
Expansion properties	15,017	18,053	20.2%
Acquisition properties	30,220	36,407	20.5%
Total net operating income before depreciation	517,679	562,542	8.7%
Depreciation expense	(176,929)	(176,488)	(0.2%)
Total earnings for self-storage	$ 340,750	$ 386,054	13.3%

Consistent Group Properties

Our consistent group properties, which constitute approximately 80 percent of the aggregate net rentable square feet of our total portfolio, generated net operating income (before depreciation) growth of 4.8 percent. This was due to a 4.9 percent growth in revenues combined with a 4.9 percent increase in expenses. The expense increase was more modest than we anticipated and the revenue growth greater, a wonderful combination.

We were able to drive average occupancies to 91 percent in 2004, up almost 2 percent from 2003 and 7 percent from 2002. This, combined with higher average rental rates, led us to a very acceptable 4.9 percent revenue growth. We are hopeful of modest revenue growth going into 2005, but it won't come from occupancy growth. Rental rates and customer management, including use of promotional discounts and media, will need to produce 2005 revenue growth.

With respect to expenses, 2004's increase of 4.9 percent was far more moderate than 2003's at 10.5 percent. Our 2004 expense increase was driven primarily by property taxes, payroll and repairs and maintenance. Going into 2005, we expect about the same level of overall expense increase, somewhere between 4 percent to 5 percent.

Two bright spots on the expense front are the telephone reservation center, where we saw a 25 percent decrease in the fourth quarter and a 2 percent decline for the year. We expect a 10 percent plus decline in 2005, as a result of our initiative, now substantially completed, to eliminate the sale of both trucks and Pick-Up and Delivery service out of the national phone center. The other area is insurance cost which declined 10 percent in the fourth quarter and was up only 1.6 percent for the year. We expect a "softer" renewal market and improved cost controls to reduce our property insurance costs by at least 5 percent in 2005.

We expect advertising and media costs to remain volatile, as we adapt to competitive conditions, which leads us to one of our few disappointments in 2004. Despite an increase in excess of a million dollars in promotional spending, our gross customer move-in volume was down 5 percent, to 586,000 compared to 617,000 last year. Our media costs in addition to our promotional discounts per move-in are exceeding $50. It is clear we have some work to do in this area. We hope to report more positive news regarding the efficacy of our media programs as 2005 unfolds.

In this regard, in mid-February, we kicked off a new coordinated advertising campaign designed to enhance our rental activity and generate increases in brand preference. Our campaign slogan, "Your stuff will be happy here," is designed to focus the consumer on Public Storage versus generic self-storage product awareness. We expect positive customer traffic and greater brand awareness to validate this new program.

In 2005 and 2006, we expect an increase in repairs and maintenance expense as well as capitalized (long life) expenditures. We have reorganized our facilities maintenance function, expanded staffing and are completing a physical assessment of our real estate assets. We want all of our properties in rent-ready condition at all times.

In 2005, we will undertake new initiatives to improve and standardize how we hire, manage, train and retain our personnel. These efforts, along with others already in place, are designed to further reduce field personnel and supervisory staff turnover, increase productivity and improve customer service. The action words in our organization with respect to people are standardization, enhanced training and increased accountability. In the near term, we expect an above inflation rate increase in personnel costs.

Development Properties

Our development properties continued their lease-up. Returns on our invested capital are still relatively modest, but improved to 5.5 percent. We anticipate our development property yields and income will improve for the next couple of years as we increase rates and continue to drive occupancies. We are hopeful of expanded growth in this area in future years.

(Dollar amounts in thousands)	2002	2003	2004
NOI (before depreciation)*	$ 9,120	$ 18,575	$ 32,278
Invested capital	$ 396,010	$ 509,414	$ 584,599
Yield	2.3%	3.6%	5.5%

** This non-GAAP number is used by us, and we believe it is used by many investors, to better understand our underlying operational results and trends. Net operating income before depreciation is reconciled to GAAP for 2003 and 2004 in the table on page 1 of this letter. Total earnings from self-storage in 2002 was $340,344, including net operating income from self-storage properties other than development properties of $502,111 and depreciation of $170,887.*

Longer term, we hope to start expanding our development pipeline. The challenges are great and the competition is fierce.

Expansion Properties and Pick-Up and Delivery Conversions

We have 20 former Pick-Up and Delivery (PUD) locations being converted to self-storage. These are great locations where we already own the land and building and for marginal costs of about $35 per foot we can add self-storage space. Many of these are contiguous to existing self-storage properties, so we are reasonably confident of demand. Our opportunity here is about 1.4 million net rentable square feet which we hope to build out in 2005 and 2006.

Last year we also initiated what we call a repackaging program. This applies primarily to our older facilities that have strong consumer demand, but lack a "retail" facade. We also can expand the density of the properties, increasing the rentable square footage without any additional land costs. Some of these repackagings will be done just to maintain our competitive position in the marketplace. However, we expect most will generate attractive returns in excess of 10 percent on the marginal capital invested to enhance the property. In 2004, we spent $13 million on these activities and expect this to be a growing area of capital investment going forward.

Acquisition Properties

Our acquisition properties were truly the bright spot of our capital deployment activities in 2004. We acquired more properties, in better markets and of better quality, than anyone in the industry last year. We invested approximately $270 million in 47 properties, more volume than the last several years. Our high quality acquisitions give us a highly visible market presence in several markets where we had modest to nascent presence before. We acquired most of these properties at prices close to or modestly above what it would cost to build. We expect our return on these investments to appreciate over the next couple of years.

Overall, the self-storage business generated very positive growth in 2004. New supply was modest, at 1 to 2 percent of the industry, less than underlying demand growth. We do not expect a dramatic increase in supply, despite abundant capital for real estate investments. The risks of building and prolonged fill-up rates have increased developer uncertainty—despite record low interest rates.

Pick-Up and Delivery

We contracted our containerized storage business further in 2004, narrowing its scope to 12 facilities in six markets. We think we have the markets and management team focused, with the right potential customers and the correct operating strategy. We don't expect immediate results, as 2005 will be a transition year to a stabilized business model that can produce acceptable returns on invested capital on a consistent basis. We believe in the business and believe it can be an attractive investment long term.

We expect profitability at the operating unit level in 2005—but we will be investing all of it in expanded yellow pages and media programs. Over the last two years, we have closed over 30 facilities and extracted over $10 million of capital from this business. We have narrowed our focus and 2005 will see us concentrate on marketing and execution.

Investment in PS Business Parks

Our investment in PS Business Parks (PSB) produced modest results in 2004. That is the "rear view mirror." Unlike self-storage, PSB's business is much more volatile and susceptible to economic cycles. The last three years have been the "down cycle" as customer demand evaporated and landlords were left fighting for modestly viable customers. Generous concessions, especially in the form of tenant improvements, have lead to dramatically reduced returns on invested capital. For PSB, the pain has been much less than most. A good product, minimal "dot com" and "telcom" tenants and very capable operating personnel helped manage the storm. In 2005, PSB needs to adapt to a dramatically improved economic environment and we expect to significantly reduce our capital commitment to customer space. Similar to the self-storage business, PSB faces an extremely competitive environment to acquire additional properties. As Warren Buffet says, "When money is cheap - assets are dear," and money is cheap right now.

PSB refinanced several preferred stock issues this year, lowering its "permanent" funding costs to below 8 percent. PSB may have additional opportunities in the coming years to refinance about $100 million of these preferred equities.

PSB should produce modest earnings improvement but dramatically improved "value creation" going forward. The winds are shifting in its favor and PSB's shorter than average lease duration should enable it to take advantage of improving market fundamentals sooner than most.

Financing

During the first quarter of 2005, we completed the major planned refinancing of our high coupon preferreds, which we started last year about this time. Upon completion, our $2.4 billion of outstanding preferred equities will have a blended cost of about 7 percent. We will see the benefits of this program in 2005, which will be partially offset by some possible pre-funding for potential 2006 redemptions. In 2006, we have an opportunity to redeem three large preferred stock issues totaling approximately $825 million at a blended rate of 8.1 percent, assuming a favorable rate environment.

With respect to our financial reporting, internal controls and Sarbanes-Oxley, we are happy to report that our financial team, lead by John Reyes, did an absolutely superb job. We hired no consultants or special advisors. Existing personnel under the direction of Todd Andrews, our exceptional Controller, performed all compliance work and testing and we received a "clean opinion" from our auditors.

Conclusion

During 2004, two long-time competitors went "public" via IPO's. The self-storage industry is gaining broader investor acceptance along with the Real Estate Investment Trust (REIT) industry. This is positive for our owners and management. Good competition will hopefully better enable us to generate growing returns on invested capital.

In 2005, we will continue to differentiate ourselves from the competition and continue our focus on People, Product and Pricing, with the objective of long-term, sustained growth in earnings and cash flow per share. With our focus on the three P's, we believe we are well positioned to maintain our leadership role in the self-storage industry.

Ronald L. Havner, Jr.
Vice-Chairman and Chief Executive Officer

Harvey Lenkin
President and Chief Operating Officer

March 22, 2005

Computation of Funds from Operations (unaudited)

Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts ("NAREIT"). It is generally defined as net income before depreciation and gains and losses on real estate assets. FFO is presented because management and many analysts consider FFO to be one measure of the performance of real estate companies and because we believe that FFO is helpful to investors as an additional measure of the performance of a REIT. FFO computations do not consider scheduled principal payments on debt, capital improvements, distribution and other obligations of the Company. FFO is not a substitute for our cash flow or net income as a measure of our liquidity or operating performance or our ability to pay dividends. Other REIT's may not compute FFO in the same manner; accordingly, FFO may not be comparable among REIT's.

	For the year ended December 31,		
(Amounts in thousands, except per share amounts)	2004	2003	2002
Net income	$ 366,213	$ 336,653	$ 318,738
Depreciation and amortization	183,148	184,145	175,834
Depreciation/amortization included in discontinued operations	1,197	3,858	5,814
Less - depreciation with respect to non-real estate assets	(4,252)	(6,206)	(6,053)
(Gain) loss on sale of real estate assets	(2,288)	(6,128)	2,541
Less - our share of PSB's gain on sale of real estate	(6,715)	(2,786)	(4,133)
Depreciation from unconsolidated real estate investments	33,720	27,753	27,078
Minority interest in income	49,913	43,703	44,087
Net cash provided by operating activities	620,936	580,992	563,906
FFO to minority interests - common	(23,473)	(23,125)	(25,268)
FFO to minority interests - preferred	(32,486)	(26,906)	(26,906)
Funds from operations	564,977	530,961	511,732
Less: allocations to preferred and equity stock shareholders			
Senior Preferred	(166,649)	(153,316)	(155,814)
Equity Stock, Series A	(21,501)	(21,501)	(21,501)
Funds from operations to Common and Class B Common Stock	$ 376,827	$ 356,144	$ 334,417
Weighted average shares			
Regular common shares	127,836	125,181	116,075
Class B Common Stock	—	—	7,000
Stock option dilution	845	1,336	1,566
Weighted average common shares for purpose of computing fully-diluted FFO per common share	128,681	126,517	124,641
FFO per common share	$ 2.93	$ 2.81	$ 2.68

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004 or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________.

Commission File Number: 1-8389

PUBLIC STORAGE, INC.
(Exact name of Registrant as specified in its charter)

California	95-3551121
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
701 Western Avenue, Glendale, California	91201-2349
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (818) 244-8080.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
9.750% Cumulative Preferred Stock, Series F, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock, Series W $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series X $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.125% Cumulative Preferred Stock, Series A $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.125% Cumulative Preferred Stock, Series B $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.600% Cumulative Preferred Stock, Series C $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.180% Cumulative Preferred Stock, Series D $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 par value	New York Stock Exchange
Common Stock, $.10 par value	New York Stock Exchange, Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) Yes [X] No [ ]

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the Registrant as of June 30, 2004:

Common Stock, $0.10 Par Value - $3,687,482,000 (computed on the basis of $46.01 per share which was the reported closing sale price of the Company's Common Stock on the New York Stock Exchange on June 30, 2004).

Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 Par Value - $194,799,000 (computed on the basis of $26.11 per share which was the reported closing sale price of the Depositary Shares each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange on June 30, 2004).

The number of shares outstanding of the registrant's classes of common stock as of March 14, 2005:

Common Stock, $.10 Par Value – 129,560,552 shares

Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 Par Value – 8,776,102 depositary shares (representing 8,776,102 shares of Equity Stock, Series A)

Equity Stock, Series AAA, $.01 Par Value - 4,289,544 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2005 are incorporated by reference into Part III.

PART I

ITEM 1. Business

Forward Looking Statements

When used within this document, the words "expects," "believes," "anticipates," "should," "estimates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results and performance of Public Storage, Inc. (the "Company") to be materially different from those expressed or implied in the forward looking statements. Such factors are described in Item 1A, "Risk Factors" and include changes in general economic conditions and in the markets in which the Company operates and the impact of competition from new and existing storage and commercial facilities and other storage alternatives, which could impact rents and occupancy levels at the Company's facilities; difficulties in the Company's ability to evaluate, finance and integrate acquired and developed properties into the Company's existing operations and to fill up those properties, which could adversely affect the Company's profitability; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase the Company's expense and reduce the Company's cash available for distribution; consumers' failure to accept the containerized storage concept which would reduce the Company's profitability; difficulties in raising capital at reasonable rates, which would impede the Company's ability to grow; delays in the development process, which could adversely affect the Company's profitability; and economic uncertainty due to the impact of war or terrorism could adversely affect our business plan. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this report.

General

Public Storage, Inc. (the "Company") is an equity real estate investment trust ("REIT") organized as a corporation under the laws of California on July 10, 1980. We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates self-storage facilities. We are the largest owner and operator of storage space in the United States with direct and indirect equity investments in 1,464 storage facilities containing approximately 89.2 million square feet of net rentable space at December 31, 2004. Our common stock is traded on the New York Stock Exchange under the symbol "PSA". We also have a 44% ownership interest in PS Business Parks, Inc., which, as of December 31, 2004, owned and operated commercial properties containing approximately 18.0 million net rentable square feet of space. PS Business Parks, Inc. is a public REIT whose common stock trades on the American Stock Exchange under the symbol "PSB."

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To the extent that we continue to qualify as a REIT, we will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

We have reported annually to the Securities and Exchange Commission ("SEC") on Form 10-K, which includes financial statements certified by independent public accountants. We have also reported quarterly to the Securities and Exchange Commission on Form 10-Q, which included unaudited financial statements with such filings. We expect to continue such reporting.

Our website is www.publicstorage.com, and we make available free of charge on our website our reports on Forms 10-K, 10-Q, and 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

Management

Ronald L. Havner, Jr. (47) was appointed as a director, vice chairman, and chief executive officer of the Company on November 7, 2002. Mr. Havner has been employed by Public Storage or its affiliates in various financial and operational capacities since 1986 and served as Senior Vice President and Chief Financial Officer of the Company from November 1991 until December 1996 when he became Chairman, President, and Chief Executive Officer of PS Business Parks, Inc., ("PSB") an affiliate of the Company. Mr. Havner continues as Chairman of PSB.

B. Wayne Hughes (71) is Chairman of the Board of Directors, a position he has held since 1991. Mr. Hughes plans to remain active in the Company's business, focusing primarily on strategic and marketing initiatives. Mr. Hughes established the Public Storage Organization in 1972 and has managed the Company through several market cycles.

Our executive management team and their years of experience with the Company are as follows: Harvey Lenkin (68), President and Chief Operating Officer, 27 years; John Reyes (44), Senior Vice President - Chief Financial Officer, 14 years; John S. Baumann (44), Senior Vice President – Chief Legal Officer, who joined the Company in June 2003; John E. Graul (53), Senior Vice President and President, Self-Storage Operations, who joined the Company in February 2004 and David F. Doll (46), Senior Vice President and President, Real Estate Group, who joined the Company in February 2005.

Our senior management has a significant ownership position in the Company with executive officers, directors and their families owning approximately 46.5 million shares or 36% of the common stock as of March 14, 2005.

Investment Objective

Our primary objective is to increase the value of each share through internal growth (by increasing net income, funds from operations and cash available for distribution) and acquisitions of additional real estate investments and development of real estate facilities. We believe that our access to capital, geographic diversification and operating efficiencies resulting from our size will enhance our ability to achieve this objective.

Competition

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates and operating expenses of certain of our facilities. Development of new storage facilities has intensified the competition among storage operators in many market areas in which we operate.

In seeking investments, we compete with a wide variety of institutions and other investors. The increase in the amount of funds available for real estate investments has increased competition for ownership interests in facilities and may reduce yields on acquisitions.

We believe that the significant operating and financial experience of our executive officers and directors, combined with the Company's capital structure, national investment scope, geographic diversity, economies of scale and the "Public Storage" name, should enable us to compete effectively with other entities.

In recent years consolidation has occurred in the fragmented storage industry. In addition to the Company, there are other publicly traded REITs and numerous private regional and local operators operating in the self-storage industry. We believe that we are well positioned to capitalize on this consolidation trend due to our demonstrated access to capital and national presence.

Business Attributes

We believe that the Company possesses several primary business attributes that permit us to compete effectively:

Comprehensive distribution system and national telephone reservation system: Our facilities are part of a comprehensive distribution system encompassing standardized procedures, integrated reporting and information networks and centralized marketing. During 2003 and 2004, we implemented an upgraded information system platform, which has enabled us to more quickly adapt our pricing and marketing efforts to market conditions. This distribution system, among other benefits, is designed to maximize revenue and occupancy levels through automated pricing.

A significant component of our distribution system is our national telephone reservation center, which provides added customer service and helps to maximize utilization of available self-storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the national telephone reservation system enhances our ability to market storage space.

Economies of scale: We are the largest provider of storage space in the industry. As of December 31, 2004, we operated 1,464 storage facilities in which we had an interest and managed 28 storage facilities for third parties. These facilities are in markets within 37 states. At December 31, 2004, we had over 748,000 spaces rented. The size and scope of our operations have enabled us to achieve a high level of profit margins and low level of administrative costs relative to revenues.

Our size in many markets has enabled us to market efficiently using television as a media source. We believe the high cost of television makes it impractical for our competitors to use this form of media without the high concentration of facilities in markets.

Brand name recognition: Our operations are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry. Our storage operations are conducted in 37 states, giving us national recognition and prominence. We focus our operations within those states in the major metropolitan markets. This concentration establishes us as one of the largest providers of storage space in virtually all markets that we operate in and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals which are generally not economically viable for most of our competitors.

Retail operations: The Company has historically sold retail items associated with the storage business and rented trucks at its storage facilities. In order to supplement and strengthen the existing self-storage business by further meeting the needs of storage customers, the Company continues to expand its retail activities.

In addition, full-service retail stores have been retrofitted to some existing storage facility rental offices or "built-in" as part of the development of new storage facilities, both in high traffic, high visibility locations. The strategic objective of these retail stores is to provide a retail environment to (i) rent spaces for the attached storage facility, (ii) rent spaces for the other Public Storage facilities in adjacent neighborhoods, (iii) sell locks, boxes and packing materials and (iv) rent trucks and other moving equipment.

Tenant insurance program: On December 31, 2001, we purchased all of the capital stock of PS Insurance Company, Ltd., from Mr. Hughes and members of his family. This insurance company reinsures policies issued to our tenants against lost or damaged goods stored by tenants in our storage facilities. This subsidiary receives the premiums and bears the risks associated with the re-insurance. We believe that this insurance operation will continue to further supplement and strengthen the existing self-storage business and provide an additional source of earnings for the Company.

Growth and Investment Strategies

Our growth strategies consist of: (i) improving the operating performance of our stabilized existing traditional self-storage properties, (ii) acquiring additional interests in entities that own properties operated by the Company, (iii) acquiring interests in properties that are owned or operated by others, (iv) developing properties in selected markets, (v) expanding and repackaging existing real estate facilities, and (vi) participating in the growth of commercial facilities owned primarily by PS Business Parks, Inc. These strategies are described as follows:

Improve the operating performance of existing properties: We seek to increase the net cash flow generated by our existing stabilized traditional self-storage properties by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our properties relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and d) controlling expense levels. We believe that our property management personnel and systems, combined with the national telephone reservation system, will continue to enhance our ability to meet these goals.

Acquire properties operated and partially owned by the Company: In addition to our wholly owned storage facilities, we operate storage facilities on behalf of other entities in which we have partial equity interests. From time to time, interests in these storage facilities are available for purchase, providing us with a source of additional acquisition opportunities. Because we manage these properties, we have reliable operating information prior to acquisition, and these properties are easily integrated into our portfolio. The amount of such potential acquisition opportunities has decreased over the last several years as we have continued to acquire such interests. Such potential remaining acquisition opportunities include the remaining equity interests that we do not own in the entities described as "Other Investments" in Note 6 to our consolidated financial statements for the year ended December 31, 2004, as well as the "Other Partnership Interests" and "Consolidated Development Joint Venture" in Note 10 to the consolidated financial statements for the year ended December 31, 2004.

Acquire properties owned or operated by others: We believe our presence in and knowledge of substantially all of the major markets in the United States enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the storage industry. We maintain local market information on rates, occupancy and competition in each of the markets in which we operate.

Develop properties in selected market: Since 1995, the Company and its joint venture partnerships (described below in "Financing of the Company's Growth Strategies") have opened a total of 140 facilities, including 23 facilities in 2000, 22 facilities in 2001, 16 facilities in 2002, 14 facilities in 2003 and seven in 2004. During 2004, these 140 facilities contributed significantly to the growth in our earning as they continue to gain occupancy and grow their revenues. We expect that these facilities will continue to provide growth to our earnings into 2005. As of December 31, 2004, we have a development "pipeline" of 10 newly-developed self-storage facilities with an aggregate estimated cost of approximately $98.4 million, and an aggregate of 754,000 net rentable square feet. Development of these facilities is subject to significant contingencies such as obtaining appropriate governmental agency approvals. The Company continues to seek attractive sites for development of additional storage facilities and evaluates existing sites for expansion or enhancement opportunities.

Expand and repackage existing real estate facilities: We have a substantial number of facilities that were developed and constructed 20 or more years ago based upon local competitive and demographic conditions in place at that time. Since such conditions may have changed since then, there are opportunities to expand and further invest into our existing self-storage locations, either by improving their visual and structural appeal, or by expanding these facilities at a per square foot cost that is typically less than the cost incurred in developing a new location. In addition, there are opportunities to convert existing vacant space previously used by our containerized storage facilities into traditional self-storage space. During 2002, 2003, and 2004, we have invested a total of $71.5 million in such expansion, conversion, and repackaging activities. At December 31, 2004, we have identified 37 such projects to expand or repackage our existing facilities, and to convert the vacant space previously used by the discontinued containerized storage facilities, for an aggregate of $112.3 million, which will add an aggregate of approximately 2,246,000 net rentable square feet. Completion of these projects is subject to contingencies, including obtaining governmental agency approvals. We continue to evaluate our existing real estate portfolio to identify additional expansion and repackaging opportunities.

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: We own a 44% common equity interest in PS Business Parks, Inc. and its operating partnership (PS Business Parks Inc. and the related operating partnership are hereinafter referred to collectively as "PSB") as of December 31, 2004, comprised of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the Operating Partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. At December 31, 2004, PSB owned and operated approximately 18.0 million net rentable square feet of commercial space located in eight states.

In addition to our investment in PSB, we have direct interests in four commercial facilities with an aggregate of 302,000 net rentable square feet. In addition, certain of our self-storage facilities rent a total of 1,040,000 net rentable square feet of commercial space at the same location, 1.2 million of which, is managed by PSB pursuant to management agreements.

Policies with respect to investing activities: Following are our policies with respect to certain other investing strategies, each of which may be entered into without a vote of shareholders:

- Making loans to other entities: We have made loans in connection with the sale of properties, have made short-term loans to PSB, Inc. in the last three years and may make loans to third parties as part of our investment objectives. However, we do not expect such items to be a significant part of our investing activities.

- Investing in the securities of other issuers for the purpose of exercising control: There have been two instances in the past six years where we invested in the securities of another publicly-held REIT, one which resulted in control of that REIT (the merger with Storage Trust in 1999), and one that did not, resulting in the sale of these securities on the open market. We may engage in these activities in the future as a component of our real estate acquisition strategy. We also own partnership interests in various consolidated and unconsolidated partnerships. See "Investments in Real Estate and Real Estate Entities."

- Underwriting securities of other issuers: We have not engaged in this activity in the last three years, and do not intend to in the future.

- Short-term investing: We have not engaged in investments in real estate or real estate entities on a short-term basis in the last three years with the exception of the aforementioned investments in the securities of other REITs. Instead, historically, we have acquired real estate assets and held them for an extended period of time. We do not anticipate any such short-term investments.

- Repurchasing or reacquiring our common shares or other securities: The Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of our common stock on the open market or in privately negotiated transactions. Cumulatively through March 14, 2005, we repurchased a total of 22,117,720 shares of common stock at an aggregate cost of approximately $562,158,000. Cumulatively through March 14, 2005, we have called for redemption or repurchased $1,095,500,000 of our senior preferred stock and $165,000,000 of our preferred partnership units for cash, representing a refinancing of these securities into lower-coupon preferred securities. Any future repurchases of our common stock will depend primarily upon the attractiveness of repurchases compared to our other investment alternatives. Future redemptions or repurchases of our preferred securities, which will become available for redemption or repurchase on their respective call dates, will be dependent upon the spread between market rates and the coupon rates of these securities.

Financing of the Company's Growth Strategies

Overview of financing strategy: Over the past three years we have funded substantially all of the cash portion (represented by our acquisition cost less debt assumed, as described below) of our acquisitions with permanent capital (predominantly retained cash flow and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intent is to continue to finance substantially all our growth with permanent capital.

Borrowings: We have in the past used our $200 million line of credit described below under "Borrowings" as temporary "bridge" financing, and repaid those amounts with permanent capital. During 2004, we assumed long-term secured mortgage notes of $94.7 million in connection with property acquisitions. Prior to 2004, we incurred long-term debt during the merger with Storage Trust in 1999 wherein we assumed $100 million in senior unsecured notes. We were unable to prepay these debt balances either because of the nature of the loan terms or because it was not economically advantageous to do so. While it is not our present intention to issue debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in the Company's Bylaws described in "Limitations on Borrowings" below.

Issuance of senior securities: We have in the last three years, and expect to continue, to issue additional series of preferred stock that are senior to our Common Stock and Equity Stock. At December 31, 2004, we had approximately $2.1 billion of preferred stock outstanding, excluding one series that was called for redemption on December 22, 2004 and subsequently redeemed on January 31, 2005. The preferred stock, which was issued in series, has general preference rights with respect to liquidation and quarterly distributions. We intend to continue to issue preferred securities without a vote of our common shareholders.

Issuance of securities in exchange for property: We have issued common and preferred equity in exchange for real estate and other investments in the last three years. On October 12, 2004, we issued $25 million in preferred units in conjunction with the acquisition of a self-storage business. Future issuances will be dependent upon market conditions at the time, including the market prices of our equity securities.

Development joint venture financing: We entered into two separate development joint venture partnerships since 1997 in order to provide development financing. The first development joint venture partnership was formed in 1997 and completed in 2001.

In November 1999, we formed PSAC Development Partners, L.P., (the "Consolidated Development Joint Venture") with a joint venture partner ("PSAC Storage Investors, LLC") whose partners include a third party institutional investor, owning approximately 35%, and Mr. Hughes, owning approximately 65%, to develop approximately $100 million of storage facilities. At December 31, 2004, PSAC Development Partners, L.P. had completed construction on 22 storage facilities with a total cost of approximately $108.6 million. We expect that this joint venture partnership will receive no additional capital funding to develop any additional facilities.

PSAC Development Partners, L.P. is funded solely with equity capital consisting of 51% from us and 49% from PSAC Storage Investors, LLC. The term of the Consolidated Development Joint Venture is 15 years; however, during the sixth year PSAC Storage Investors, LLC has the right to cause an early termination of PSAC Development Partners, L.P. If PSAC Storage Investors, LLC exercises this right, we then have the option, but not the obligation, to acquire their interest for an amount that will allow them to receive an annual return of 10.75%. If we do not exercise our option to acquire PSAC Storage Investors, LLC's interest, PSAC Development Partners, L.P.'s assets will be sold to third parties and the proceeds distributed to us and PSAC Storage Investors, LLC in accordance with the partnership agreement. If PSAC Storage Investors, LLC does not exercise its right to early termination during the sixth year, the partnership will be liquidated 15 years after its formation with the assets sold to third parties and the proceeds distributed to us and PSAC Storage Investors, LLC in accordance with the partnership agreement.

PSAC Storage Investors, LLC provides Mr. Hughes with a fixed yield of approximately 8.0% per annum on his preferred non-voting interest (representing an investment of approximately $64.1 million at December 31, 2004). In addition, Mr. Hughes can receive up to 1% of cash flow of the Partnership (estimated to be less than $50,000 per year) if PSAC Storage Investors, LLC elects an early termination. If PSAC Storage Investors, LLC does not elect to cause an early termination, Mr. Hughes' 1% interest can increase to up to 10%.

Financing Acquisition Joint Venture: In January 2004, we entered into a joint venture partnership with an institutional investor for the purpose of acquiring up to $125.0 million of existing self-storage properties in the United States from third parties (the "Acquisition Joint Venture"). The venture is funded entirely with equity consisting of 30% from the Company and 70% from the institutional investor. For a six-month period beginning 54 months after formation, we have the right to acquire our joint venture partner's interest based upon the market value of the properties. If we do not exercise our option, our joint venture partner can elect to purchase our interest in the properties during a six-month period commencing upon expiration of our six-month option period. If our joint venture partner fails to exercise its option, the partnership will be liquidated and the proceeds will be distributed to the partners according to the joint venture agreement. As of December 31, 2004, the Acquisition Joint Venture owned a total of nine self-storage facilities with an aggregate cost of $32,079,000. In January 2005, the Acquisition Joint Venture acquired a significant interest in an additional three facilities from us for an aggregate of $27.4 million in cash. See Note 2 to our consolidated financial statements at December 31, 2004 for further discussion of the accounting for the Acquisition Joint Venture. We do not expect the Acquisition Joint Venture to acquire any additional facilities.

Disposition of properties: During 2004, we sold a commercial property for proceeds of approximately $3.8 million. During 2003, we sold five self-storage facilities, which were located in non-strategic markets and locations, and an industrial facility for an aggregate of approximately $21.0 million. We used the proceeds from these sales as a source of funding for developments and third-party acquisitions. We continually review our portfolio for facilities that are not strategically located and determine the proper method of disposition of these facilities.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Investments in Real Estate and Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by the Board of Directors without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage properties (the nature of our self-storage properties is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage properties, which are located in the United States.

- Our investments are acquired both for income and for capital gain.

- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are operated by the Company under the "Public Storage" name.

- Additional acquired interests in real estate (other than the acquisition properties from third parties) will include common equity interests in entities in which we already have an interest.

- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PSB.

- We have a pipeline of 47 development projects, including 35 expansions of real estate facilities, for a total cost of $210.7 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

The following table outlines our ownership interest in self-storage facilities at December 31, 2004:

	Number of Storage Facilities	Net Rentable Square Footage of Storage Space (a) (in thousands)
Consolidated self-storage facilities:		
Wholly-owned by the Company	908	56,683
Owned by Consolidated Entities...........	518	30,198
	1,426	86,881
Facilities owned by Unconsolidated Entities..	38	2,336
Total self-storage facilities in which the Company has an ownership interest.......	1,464	89,217

(a) Square footage for the consolidated facilities includes 1,040,000 net rentable square feet of industrial space for use in containerized storage activities.

In addition to our interest in self-storage facilities noted above, the Company owns four stand-alone commercial facilities with an aggregate of 302,000 net rentable square feet, owns three industrial facilities with an aggregate of 242,000 net rentable square feet used by the continuing containerized storage operations, and has 1,040,000 net rentable square feet of commercial space at certain of the self-storage facilities. The Company and the entities it controls also have a 44% common interest in PSB, which at December 31, 2004 owned and operated approximately 18.0 million net rentable square feet of commercial space.

Facilities Owned by Controlled Entities

In addition to our direct ownership of 908 storage facilities at December 31, 2004, we had controlling ownership interests in 37 entities owning in aggregate of 518 storage facilities. Because of our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities on our financial statements.

Facilities Owned by Unconsolidated Entities

At December 31, 2004, we had ownership interests in PSB and eight limited partnerships (collectively the "Unconsolidated Entities"). Our ownership interest in these entities is less than 50%.

Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes and we account for such investments using the equity method. PSB, which files financial statements with the Securities and Exchange Commission, has debt and other obligations that are not included in our consolidated financial statements. The eight limited partnerships do not have any significant amounts of debt or other obligations. See Note 6 to our consolidated financial statements for the year ended December 31, 2004 for further disclosure regarding the assets and liabilities of the Unconsolidated Entities.

The following chart sets forth, as of December 31, 2004, the entities in which we have a controlling interest and the entities in which we have a minority interest:

Subsidiaries (Controlled Entities) of the Company	Entities in which we have a Minority Interest (Unconsolidated Entities)
Carson Storage Partners, Ltd.	Public Storage Alameda, Ltd. (2)
Carson Storage Ventures	Public Storage Glendale Freeway, Ltd. (11)
Connecticut Storage Fund	Metropublic Storage Fund (10)
Del Amo Storage Partners, Ltd.	PS Business Parks, Inc. (3)
Downey Storage Partners, Ltd.	Public Storage Crescent Fund, Ltd. (4)
Huntington Beach Storage Partners, Ltd.	Public Storage Partners, Ltd. (5)
Monterey Park Properties, Ltd.	Public Storage Partners II, Ltd. (6)
PS Co-Investment Partners	Public Storage Properties, Ltd. (7)
PS Orangeco Partnerships, Inc.	PSAF Acquisition Partners, Ltd.
PS Partners, Ltd.	
PS Partners VIII, Ltd.	
PS Texas Holdings, II, Ltd.	
Public Storage Properties IV, Ltd. (8)	
Public Storage Properties V, Ltd. (9)	
PSA Institutional Partners, L.P.	
PSAC Development Partners, L.P. (1)	
Public Storage Euro Fund III, Ltd. (2)	
Public Storage Euro Fund IV, Ltd. (2)	
Public Storage Euro Fund V, Ltd. (2)	
Public Storage Euro Fund VI, Ltd. (2)	
Public Storage Euro Fund VII, Ltd. (2)	
Public Storage Euro Fund VIII, Ltd. (2)	
Public Storage Euro Fund IX, Ltd. (2)	
Public Storage Euro Fund X, Ltd. (2)	
Public Storage Euro Fund XI, Ltd. (2)	
Public Storage Euro Fund XII, Ltd. (2)	
Public Storage Euro Fund XIII, Ltd. (2)	
Public Storage German Fund II, Ltd. (2)	
Public Storage Institutional Fund	
Public Storage Institutional Fund II (10)	
Public Storage Institutional Fund III	
Public Storage Institutional Fund IV (10)	
Secure Mini-Storage	
STOR-Re Mutual Insurance Company, Inc.	
Storage Trust Properties, L.P.	
Van Nuys Storage Partners, Ltd.	
Whittier Storage Partners, Ltd.	

(1) PSAC Storage Investors, LLC owns a direct 49% ownership interest in this entity. The partners of PSAC Storage Investors, LLC are Mr. Hughes, having an approximately 65% ownership interest, and a third party institutional investor having an approximately 35% ownership interest.
(2) B. Wayne Hughes owns approximately 20% of the general partner interest of these entities.
(3) B. Wayne Hughes owns approximately 0.5% of the common shares of PS Business Parks, Inc.
(4) B. Wayne Hughes owns approximately 17.9% of the general partnership interest of this entity.
(5) The Hughes Family owns approximately 24.3% of the limited partnership interests of this entity.
(6) The Hughes Family owns approximately 11.9% of the limited partnership interests of this entity.
(7) The Hughes Family owns 20% of the general partner interests and 30.5% of the limited partnership interests of this entity.
(8) The Hughes Family owns 20% of the general partner interests and 15.5% of the limited partnership interests of this entity.
(9) The Hughes Family owns 20% of the general partner interests and 11.4% of the limited partnership interests of this entity.
(10) B. Wayne Hughes is a general partner of this entity, and has no economic interest.
(11) B. Wayne Hughes is a general partner in this entity and owns a 0.02% equity interest.

Prohibited Investments and Activities

Our Bylaws prohibit us from purchasing properties in which the Company's officers or directors have an interest, or from selling properties to such persons, unless the transactions are approved by a majority of the independent directors and are fair to the Company based on an independent appraisal. This Bylaw provision may be changed with shareholder approval. See "Limitations on Debt" below for other restrictions in the Bylaws.

Borrowings

We have a $200 million revolving line of credit (the"Credit Agreement") that has a maturity date of April 1, 2007 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.45% to LIBOR plus 1.20% depending on our credit ratings (currently LIBOR plus 0.45%). In addition, we are required to pay a quarterly commitment fee ranging from 0.15% per annum to 0.30% per annum depending on our credit ratings (currently the fee is 0.15% per annum). At December 31, 2004 and March 15, 2005, we had no borrowings on our line of credit.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a balance sheet leverage ratio of less than 0.55 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined) of not less than 2.25 to 1.0 and 1.5 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than 1.5 times our unsecured recourse debt). We were in compliance with all the covenants of the Credit Agreement at December 31, 2004.

As of December 31, 2004, we had notes payable of approximately $129.5 million and debt to a joint venture partner of approximately $16.1 million. See Notes 8 and 9 to the consolidated financial statements for a summary of our borrowings at December 31, 2004.

Subject to a limitation on unsecured borrowings in our Bylaws (described below), we have broad powers to borrow in support of our objectives. We have incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase our funds available for investment in real estate, capital expenditures and distributions.

Limitations on Debt

The Bylaws provide that the Board of Directors shall not authorize or permit the incurrence of any obligation by the Company which would cause our "Asset Coverage" of our unsecured indebtedness to become less than 300%. Asset Coverage is defined in the Bylaws as the ratio (expressed as a percentage) by which the value of the total assets (as defined in the Bylaws) of the Company less the Company's liabilities (except liabilities for unsecured borrowings) bears to the aggregate amount of all unsecured borrowings of the Company. This Bylaw provision may be changed only upon a shareholder vote.

Our Bylaws prohibit us from issuing debt securities in a public offering unless our "cash flow" (which for this purpose means net income, exclusive of extraordinary items, plus depreciation) for the most recent 12 months for which financial statements are available, adjusted to give effect to the anticipated use of the proceeds from the proposed sale of debt securities, would be sufficient to pay the interest on such securities. This Bylaw provision may be changed only upon a shareholder vote.

Without the consent of holders of the various series of Senior Preferred Stock, we may not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of December 31, 2004, the Debt Ratio was approximately 2.2%. "Debt" means the liabilities (other than "accrued and other liabilities" and "minority interest") that should, in accordance with accounting principles generally accepted in the United States, be reflected on our consolidated balance sheet at the time of determination. "Assets" means the Company's total assets before a reduction for accumulated depreciation and amortization that should, in accordance with generally accepted accounting principles, be reflected on the consolidated balance sheet at the time of determination.

Our bank and senior unsecured debt agreements contain various financial covenants, including limitations on the level of indebtedness of 30% of total capitalization (as defined) and the prohibition of the payment of dividends upon the occurrence of an event of default (as defined).

Employees

We have approximately 4,149 employees at December 31, 2004 who render services on behalf of the Company, primarily personnel engaged in property operation, substantially all of whom are employed by a clearing company that provides certain administrative and cost-sharing services to the Company and other owners of properties operated by the Company.

Federal Income Tax

We believe that we have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income (including gains from the sale of securities and properties) that we distribute to our shareholders. Our taxable REIT subsidiaries will be taxed on their taxable income.

For Federal tax purposes, our distributions to our shareholders are treated by the shareholders as ordinary income, capital gains, return of capital or a combination thereof. Distributions in excess of taxable income (as defined) may be treated as nontaxable returns of capital or as capital gain to the extent the distributions exceed a shareholder's adjusted basis in the shares.

Insurance

We believe that our properties are adequately insured. Our facilities have historically carried comprehensive insurance, including fire, earthquake, liability and extended coverage through our captive insurance programs (described below), and insure portions of these risks through nationally recognized insurance carriers. Our captive insurance programs also insure affiliates of the Company.

For losses incurred prior to April 1, 2004, the Company's captive insurance activities were conducted through STOR-Re Mutual Insurance Company, Inc. ("STOR-Re"), an association captive insurance company owned by the Company, the Consolidated Entities, and the Unconsolidated Entities. For losses incurred after March 31, 2004, these activities were conducted by an entity wholly owned by the Company, PS Insurance Company Hawaii, Ltd. ("PSIC – H").

The Company, STOR-Re, PSIC-H and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $35 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125,000,000 for property coverage and $101,000,000 for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e. earthquake and wind damage) determined in recent engineering and actuarial studies.

ITEM 1A. Risk Factors

In addition to the other information in our Form 10-K, you should consider the following factors in evaluating the Company:

The Hughes family could control us and take actions adverse to other shareholders.

At March 14, 2005, the Hughes family owned approximately 36% of our outstanding shares of common stock. Consequently, the Hughes family could control matters submitted to a vote of our shareholders, including electing directors, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may not be favorable to the other common shareholders.

Provisions in our organizational documents may prevent changes in control.

Restrictions in our organizational documents may further limit changes in control. Unless our Board of Directors waives these limitations, no shareholder may own more than (1) 2.0% of our outstanding shares of our common stock or (2) 9.9% of the outstanding shares of each class or series of our preferred or equity stock. Our organizational documents in effect provide, however, that the Hughes family may continue to own the shares of our common stock held by them at the time of the 1995 reorganization. These limitations are designed, to the extent possible, to avoid a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust or REIT. These limitations, however, also may make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of our public shareholders. These provisions will prevent future takeover attempts not approved by our board of directors even if a majority of our public shareholders deem it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons.

We would incur adverse tax consequences if we fail to qualify as a REIT.

You will be subject to the risk that we may not qualify as a REIT. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute at least 90% of our REIT taxable income to our shareholders. Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of PSB as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and the relief provisions do not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for Federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. Several corporate subsidiaries of the Company have elected to be treated as "taxable REIT subsidiaries" of the Company for Federal income tax purposes since January 1, 2001. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on some payments that we receive if the economic arrangements among our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties. To the extent that the Company or any taxable REIT subsidiary is required to pay Federal, state or local taxes, we will have less cash available for distribution to shareholders.

We would incur a corporate level tax if we sell certain assets.

We will generally be subject to a corporate level tax on any net built-in gain if before November 2005 we sell any of the assets we acquired in the November 1995 reorganization.

We have become increasingly dependent upon automated processes and the internet and are faced with security system risks.

We have become increasingly centralized and dependent upon automated information technology processes. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack. In addition, a portion of our business operations are conducted over the internet, increasing the risk of viruses that could cause system failures and disruptions of operations. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns.

We and our shareholders are subject to financing risks.

Debt increases the risk of loss. In making real estate investments, we may borrow money, which increases the risk of loss. At December 31, 2004, our debt of $145.6 million was 2.8% of our total assets.

Certain securities have a liquidation preference over our common stock and Equity Stock, Series A. If we liquidated, holders of our preferred securities would be entitled to receive liquidating distributions, plus any accrued and unpaid distributions, before any distribution of assets to the holders of our common stock and Equity Stock, Series A. Holders of preferred securities are entitled to receive, when declared by our board of directors, cash distributions in preference to holders of our common stock and Equity Stock, Series A.

Since our business consists primarily of acquiring and operating real estate, we are subject to real estate operating risks.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- natural disasters, such as earthquakes;
- potential terrorist attacks;
- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive;
- changes in tax, real estate and zoning laws; and
- tenant claims.

In addition, we self-insure certain of our property loss, liability, and workers compensation risks that other real estate companies may use third-party insurers for. This results in a higher risk of losses that are not covered by third-party insurance contracts, as described in Note 17 to our consolidated financial statements at December 31, 2004 under "Insurance and Loss Exposure."

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated 93% of our revenue for the year ended December 31, 2004. Local market conditions will play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located from other self-storage facilities and other storage alternatives is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties.

Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environment investigations or remedial actions. We have obtained, with respect to recent acquisitions, and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operation.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can make no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability. Since January 1, 2000, we have opened 65 newly developed self-storage facilities and 17 facilities that combine self-storage and containerized storage space at the same location, with aggregate development costs of $584.6 million. In addition, at December 31, 2004 we had 47 projects in development that are expected to be completed in approximately the next two years. These 47 projects have total estimated costs of $210.7 million. Construction delays due to weather, unforeseen site conditions, personnel problems, and other factors, as well as cost overruns, would adversely affect our profitability. Delays in the rent-up of newly developed facilities as a result of competition or other factors would also adversely impact our profitability.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could result in government imposed fines on us and the award of damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

Any failure by us to manage acquisitions and other significant transactions successfully could negatively impact our financial results. As an increasing part of our business, we acquire other self-storage facilities. We also evaluate from time to time other significant transactions. If these facilities are not properly integrated into our system, our financial results may suffer.

We incur liability from employment related claims. From time to time we must resolve employment related claims by corporate level and field personnel.

We have no interest in Canadian self-storage facilities owned by the Hughes family.

B. Wayne Hughes, Chairman of the Board, and his family (the "Hughes Family") have ownership interests in, and operate, approximately 40 self-storage facilities in Canada under the name "Public Storage." We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 36% of our common stock outstanding at December 31, 2004. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the self-storage facilities in Canada if the Hughes family or the corporation agrees to sell them. However, we have no ownership interest in the operations of this corporation, have no right to acquire their stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Company personnel have been engaged in the supervision and the operation of these properties and have provided certain administrative services for the Canadian owners, and certain other services, primarily tax services, with respect to certain other Hughes Family interests. The Hughes Family and the Canadian owners have reimbursed us at cost for these services in the amount of $542,499 with respect to the Canadian operations and $151,063 for other services during 2003 (in United States dollars). There have been conflicts of interest in allocating time of our personnel between Company properties, the Canadian properties, and certain other Hughes Family interests. The sharing of Company personnel with the Canadian entities was substantially eliminated by December 31, 2003.

The corporation engaged in the operations of the Canadian facilities has advised us that it intends to reorganize the entities owning and operating the Canadian facilities and has proposed that the Company consent to this reorganization, which would impact the license agreement and the right of first refusal agreement with the Company. The reorganization is designed to enhance the entities' financial flexibility and growth potential. In November 2004, the Board appointed a special committee, comprised of independent directors, to consider the Company's alternatives in this matter, including a possible investment in the reorganized Canadian entities.

Our containerized storage business has incurred operating losses.

Public Storage Pickup & Delivery ("PSPUD") was organized in 1996 to operate a containerized storage business. We own all of the economic interest of PSPUD. Since PSPUD will operate profitably only if it can succeed in the relatively new field of containerized storage, we cannot provide any assurance as to its profitability. PSPUD incurred an operating loss of $10,058,000 in 2002, and generated operating profits of $2,543,000 in 2003 and $684,000 for the year ended December 31, 2004. Since 2002, PSPUD closed or consolidated 43 of 55 facilities that were deemed not strategic to our business plan.

Increases in interest rates may adversely affect the price of our common stock.

One of the factors that influences the market price of our common stock and our other securities is the annual rate of distributions that we pay on the securities, as compared with interest rates. An increase in interest rates may lead purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of our common stock and other securities.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the United States economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict which could further impact our business and operating results.

2003 tax legislation could adversely affect the price of our stock.

Tax legislation enacted in 2003 generally reduces the maximum tax rate for dividends payable to individuals to 15% through 2008. Dividends paid by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient, rather than the preferential rates applicable to other dividends. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Developments in California may have an adverse impact on our business.

We are headquartered in, and approximately one-quarter of our properties are located in, California. California is facing serious budgetary problems. Action that may be taken in response to these problems, such as an increase in property taxes on commercial properties, could adversely impact our business and results of operations. In addition, we could be adversely impacted by efforts to reenact legislation mandating medical insurance for employees of California businesses and members of their families.

ITEM 2. Properties

At December 31, 2004, we had direct and indirect ownership interests in 1,464 storage facilities located in 37 states:

	At December 31, 2004	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
California:		
Southern	168	10,932
Northern	143	8,346
Texas	169	11,438
Florida	149	9,052
Illinois	96	5,888
Georgia	64	3,776
Colorado	50	3,189
Washington	43	2,747
New Jersey	44	2,583
Maryland	43	2,458
Virginia	39	2,388
New York	39	2,335
Missouri	38	2,172
Ohio	30	1,863
Minnesota	26	1,635
Nevada	22	1,409
Pennsylvania	20	1,360
Kansas	22	1,316
Tennessee	23	1,311
North Carolina	24	1,266
Oregon	25	1,171
South Carolina	24	1,082
Wisconsin	15	1,071
Indiana	18	1,050
Other states (14 states)	130	7,379
Totals	1,464	89,217

(a) Includes 1,426 self-storage facilities owned by the Company and entities controlled by the Company. The remaining 38 facilities are self-storage facilities owned by entities in which the Company has an interest; however, the Company does not have a controlling interest in such entities. See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2004 financials, for a complete list of properties consolidated by the Company.

Our facilities are generally operated to maximize cash flow through the regular review and, when warranted by market conditions, adjustment of scheduled rents. For the year ended December 31, 2004, the weighted average occupancy level and the average total rental income per rentable square foot for our self-storage facilities were approximately 90.0% and $10.35, respectively. Included in the 1,426 storage facilities are 82 newly developed facilities opened since January 1, 2000.

At December 31, 2004, 34 of our facilities were encumbered by an aggregate of $95.9 million in mortgage debt.

We have no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of our total assets, gross revenues or net income.

Description of Self-Storage facilities: Self-storage facilities, which comprise the majority of our investments (approximately 97% based on rental revenue), are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some self-storage facilities also include rentable uncovered parking areas for vehicle storage, as well as space for portable storage containers. Leases for storage facility space may be on a long-term or short-term basis, although typically spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space and length of stay. All of our self-storage facilities are operated under the "Public Storage" name.

Users of space in self-storage facilities include individuals and large and small businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our self-storage facilities generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately 8 to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer.

Our self-storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 37 states in the United States. Generally our self-storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby less populated areas.

Competition from other self-storage facilities in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates, and operating expenses of some of our properties.

Since our investments are primarily self-storage facilities, our ability to preserve our investments and achieve our objectives is dependent in large part upon success in this field. Historically, upon stabilization after an initial fill-up period, our self-storage facility interests have generally shown a high degree of consistency in generating cash flows, despite changing economic conditions. We believe that our self-storage facilities, upon stabilization, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance.

Commercial Properties: In addition to our interest in 1,464 self-storage facilities, we have an interest in PSB, which, as of December 31, 2004, owns and operates approximately 18.0 million net rentable square feet in eight states. At December 31, 2004, our investment in PSB represents less than 6% of our total assets based upon cost of $284.6 million. The market value of our investment in PSB at December 31, 2004 of approximately $573.8 million represents 11.0% of the book value of our total assets at December 31, 2004 of approximately $5.2 billion. We also directly own four commercial properties with 302,000 net rentable square feet, have 1,040,000 net rentable square feet of commercial space that is located at certain of the self-storage facilities, and own three industrial facilities with an aggregate of 242,000 net rentable square feet that are being used by the continuing containerized storage operations.

The commercial properties owned by PSB consist of flex space, office space and industrial space. Flex space is defined as buildings that are configured with a combination of part warehouse space and part office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a variety of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. PSB also owns low-rise suburban office space, generally either in business parks that combine office and flex space or in desirable submarkets where the economics of the market demand an office build-out. PSB also owns industrial space that has characteristics similar to the warehouse component of the flex space.

Environmental Matters: Our practice is to conduct environmental investigations in connection with property acquisitions. As a result of environmental investigations of our properties, which commenced in 1995, we recorded an amount, which in management's best estimate, will be sufficient to satisfy anticipated costs of known investigation and remediation requirements. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities which individually or in the aggregate would be material to the Company's overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

Serrao v. Public Storage, Inc. (filed April 2003) (Superior Court – Orange County)

The plaintiff in this case filed a suit against the Company on behalf of a putative class of renters who rented self-storage units from the Company. Plaintiff alleges that the Company misrepresented the size of its storage units, has brought claims under California statutory and common law relating to consumer protection, fraud, unfair competition, and negligent misrepresentation, and is seeking monetary damages, restitution, and declaratory and injunctive relief.

The claim in this case is substantially similar to those in Henriquez v. Public Storage, Inc., which was disclosed in prior reports. In January 2003, the plaintiff caused the Henriquez action to be dismissed.

Based upon the uncertainty inherent in any putative class action, the Company cannot presently determine the potential damages, if any, or the ultimate outcome of this litigation. On November 3, 2003, the court granted the Company's motion to strike the plaintiff's nationwide class allegations and to limit any putative class to California residents only. The Company is vigorously contesting the claims upon which this lawsuit is based including class certification efforts.

Salaam et al v. Public Storage, Inc. (filed February 2000) (Superior Court – Sacramento County); Holzman et al v. Public Storage, Inc. (filed October 2004) (Superior Court – Sacramento County)

This action, which was described in the Company's prior reports, was disposed of in February 2005.

Gustavson et al v. Public Storage, Inc. (filed June 2003) (Superior Court – Los Angeles County); Potter, et al v. Hughes, et al (filed December 2004) (United States District Court – Central District of California)

In November 2002, a shareholder of the Company made a demand on the Board of Directors that challenged the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and demanded that the Board recover the profits earned by PSIC from November 1995 through December 2001 and that the entire purchase price paid by the Company for PSIC in excess of PSIC's net assets be returned to the Company.

The contract to acquire PSIC was approved by the independent directors of the Company in March 2001, and the transaction was closed in December 2001. PSIC was formerly owned by B. Wayne Hughes, currently the Chairman of the Board (and in 2001 also the Chief Executive Officer) of the Company, B. Wayne Hughes, Jr., currently a director (and in 2001 also an officer) of the Company and Tamara H. Gustavson, who in 2001 was an officer of the Company. In exchange for the Hughes family's shares in PSIC, the Company issued to them 1,439,765 shares of common stock (or a net of 1,138,733 shares, after taking into account 301,032 shares held by PSIC).

The shareholder has threatened litigation against the Hughes family and the directors of the Company arising out of this transaction and alleged a pattern of deceptive disclosures with respect to PSIC since 1995. In December 2002, the Board held a special meeting to authorize an inquiry by its independent directors to review the fairness to the Company's shareholders of its acquisition of PSIC and the ability of the Company to have started its own tenant reinsurance business in 1995. The Company believes that, prior to the effectiveness in 2001 of the Federal REIT Modernization Act and corresponding California legislation that authorized the creation and ownership of "taxable REIT subsidiaries," the ownership by the Company of a reinsurance business relating to its tenants would have jeopardized the Company's status as a REIT and that other REITs faced similar concerns about tenant insurance programs.

In June 2003, the Hughes family filed a complaint for declaratory relief (Gustavson, et al.v. Public Storage, Inc.) relating to the Company's acquisition of PSIC naming the Company as defendant. The Hughes family is seeking that the court make (i) a binding declaration that the Company either is not entitled to recover profits or other moneys earned by PSIC from November 1995 through December 2001; or alternatively the amounts that the Hughes family should be ordered to surrender to the Company if the court determines that the Company is entitled to recover any such profits or moneys; and (ii) a binding declaration either that the Company cannot establish that the acquisition agreement was not just and reasonable as to the Company at the time it was authorized, approved or ratified; or alternatively the amounts that the Hughes family should surrender to the Company, if the court determines that the agreement was not just and reasonable to the Company at that time. The Hughes family is not seeking any payments from the Company. In the event of a determination that the Hughes family is obligated to pay certain amounts to the Company, the complaint states that they have agreed to be bound by that determination to pay such amounts to the Company.

In July 2003 the Company filed an answer to the Hughes family's complaint requesting a final judicial determination of the Company's rights of recovery against the Hughes family in respect of PSIC. In September 2003, by order of the Superior Court, Justice Malcolm Lucas, a former chief justice of the California Supreme Court, was appointed to try the case. Justice Lucas has set this matter for trial at the end of March 2005. We believe that the lawsuit by the Hughes family will ultimately resolve matters relating to PSIC and will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

At the end of December 2004, the same shareholder referred to above and a second shareholder filed a shareholder's derivative complaint (Potter, et al. v. Hughes, et al.) naming as defendants the Company's directors (and two former directors) and certain officers of the Company. The matters alleged in this Potter complaint relate to PSIC, the Hughes family's Canadian self-storage operations and the Company's 1995 reorganization. The Company is currently in the process of evaluating the Potter complaint and believes the litigation will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

Other Items

The Company is a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time, that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse effect upon the operations or financial position of the Company.

ITEM 4. Submission of Matters to a Vote of Security Holders

We did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2004.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

a. Market Price of the Registrant's Common Equity:

The Common Stock (NYSE:PSA) has been listed on the New York Stock Exchange since October 19, 1984 and on the Pacific Exchange since December 26, 1996. The Depositary Shares each representing 1/1,000 of a share of Equity Stock, Series A (NYSE:PSAA) (see section c. below) have been listed on the New York Stock Exchange since February 14, 2000.

The following table sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2003	1st	$ 33.600	$ 28.250
	2nd	36.200	28.250
	3rd	39.250	33.710
	4th	45.810	39.150
2004	1st	50.000	43.470
	2nd	49.800	39.500
	3rd	52.670	45.240
	4th	57.640	49.600

The following table sets forth the high and low sales prices of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2003	1st	$ 28.100	$ 26.480
	2nd	28.900	26.870
	3rd	29.120	27.300
	4th	29.950	28.000
2004	1st	31.500	29.220
	2nd	30.500	26.010
	3rd	28.480	26.130
	4th	29.500	27.860

As of March 14, 2005, there were approximately 18,700 holders of record of the Common Stock and approximately 11,900 holders of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. Overall distributions on Common Stock for 2004 amounted to $230.8 million or $1.80 per share.

Holders of Common Stock are entitled to receive distributions when and if declared by the Company's Board of Directors out of any funds legally available for that purpose. We are required to distribute at least 90% of our net taxable ordinary income prior to the filing of the Company's tax return and 85%, subject to certain adjustments, during the calendar year, to maintain our REIT status for Federal income tax purposes. It is our intention to pay distributions of not less than this required amount.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2004, the dividends paid to the common shareholders ($1.80 per share), on all the various classes of preferred stock, and on our Equity Stock, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.8683%	99.8694%	99.8712%	98.0855%
Long-term Capital Gain......	0.1317%	0.1306%	0.1288%	1.9145%
Total	100.0000%	100.0000%	100.0000%	100.0000%

A percentage of the long-term capital gain is unrecaptured Section 1250 gain for each of 2004 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Unrecaptured §1250 Gain...	34.8559%	34.8559%	34.8559%	43.7003%

For the corporate shareholders a portion of the long-term capital gain is required to be recaptured as ordinary income. For each quarter of 2004 the percentage is as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
IRC §291 Recapture	6.9709%	6.9709%	6.9709%	8.7400%

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2003, the dividends paid to the common shareholders ($1.80 per share), on all the various classes of preferred stock, and on our Equity Stock, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.72%	99.26%	99.98%	100.00%
Pre-May 6th Long-term Capital Gain	0.28%	0.74%	0.02%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

A percentage of the long-term capital gain is unrecaptured Section 1250 gain for the first, second and third quarters of 2003 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Unrecaptured §1250 Gain...	57.33%	96.36%	100.00%	0.00%

For the corporate shareholders a portion of the long-term capital gain is required to be recaptured as ordinary income. For the first, second and third quarters for 2003 the percentages are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
IRC §291 Recapture	11.47%	19.27%	20.00%	0.00%

The Jobs and Growth Tax Relief Reconciliation Act of 2003 introduced a new rule that reduces the tax rate for "qualified dividend income." Generally, qualified dividend income is dividend income received from a corporation that has been taxed on the dividends distributed to its shareholders. Public

Storage, Inc, as a real estate investment trust ("REIT"), is generally not taxed on dividends it distributes annually to its shareholders, and therefore the dividends shareholders receive are not qualified dividend income subject to the lower rates.

During 2002, the dividends paid to the common shareholders ($1.80 per share), on all the various classes of preferred stock, and on our Equity Stock, Series A were characterized as 100% ordinary income.

c. Equity Stock

The Company is authorized to issue 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

In April 2001, the Company completed a public offering of 2,210,500 depositary shares each representing 1/1,000 of a share of Equity Stock, Series A, ("Equity Stock A") raising net proceeds of approximately $51,836,000. In May 2001, the Company completed a direct placement of 830,000 depositary shares, raising net proceeds of approximately $20,294,000. In November 2001, the Company completed a direct placement of 100,000 depositary shares, raising net proceeds of approximately $2,690,000. In January 2000, the Company issued 4,300,555 depositary shares (2,200,555 shares as part of a special distribution declared on November 15, 1999 and 2,100,000 shares in a separate public offering). In addition, in the second quarter of 2000, the Company issued 52,547 depositary shares to a related party in connection with the acquisition of real estate facilities. In December 2000, the Company issued 1,282,500 depositary shares in a public offering. All of the issuances of the depositary shares described in this paragraph were registered under the Securities Act at the time of issuance.

At December 31, 2004, we had 8,776,102 depositary shares outstanding, each representing 1/1,000 of a share of Equity Stock A. The Equity Stock A ranks on a parity with common stock and junior to the Senior Preferred Stock with respect to distributions and liquidation and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the Common Stock or b) $2.45 per annum. Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each depositary share will be convertible into 0.956 shares of our common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders.

In June 1997, we contributed $22,500,000 (225,000 shares) of equity stock, now designated as Equity Stock, Series AA (Equity Stock AA") to a consolidated partnership in which we are the general partner. On June 30, 2004, the Equity Stock, Series AA was retired in connection with our aforementioned acquisition of the remaining interests we did not own in the consolidated partnership.

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Stock, Series AAA ("Equity Stock AAA") to a newly formed joint venture. We control the joint venture and consolidate the accounts of the joint venture, and accordingly the Equity Stock AAA is eliminated in consolidation. The Equity Stock AAA ranks on a parity with common stock and junior to the Senior Preferred Stock (as defined below) with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders.

ITEM 6. Selected Financial Data

	For the year ended December 31,				
	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and tenant reinsurance premiums	$917,811	$856,040	$815,052	$755,020	$687,394
Interest and other income	10,165	8,628	8,661	14,225	18,836
	927,976	864,668	823,713	769,245	706,230
Expenses:					
Cost of operations	330,531	311,414	281,497	252,068	237,955
Depreciation and amortization	183,148	184,145	175,834	164,025	146,996
General and administrative	18,813	17,127	15,619	21,038	21,306
Interest expense	760	1,121	3,809	3,227	3,293
	533,252	513,807	476,759	440,358	409,550
Income from continuing operations before equity in earnings of real estate entities, gain (loss) on disposition of real estate investments and casualty loss and minority interest in income	394,724	350,861	346,954	328,887	296,680
Equity in earnings of real estate entities	22,564	24,966	29,888	38,542	39,319
Gain/(loss) on disposition of real estate investments and casualty loss	67	1,007	(2,541)	4,091	576
Minority interest in income (3)	(49,913)	(43,703)	(44,087)	(46,015)	(38,356)
Income from continuing operations	367,442	333,131	330,214	325,505	298,219
Discontinued operations (2)	(1,229)	3,522	(11,476)	(1,297)	(1,131)
Net income	$366,213	$336,653	$318,738	$324,208	$297,088
Per Common Share:					
Distributions	$1.80	$1.80	$1.80	$1.69	$1.48
Net income – Basic	$1.39	$1.29	$1.15	$1.41	$1.41
Net income – Diluted	$1.38	$1.28	$1.14	$1.39	$1.41
Weighted average common shares – Basic	127,836	125,181	123,005	122,310	131,566
Weighted average common shares – Diluted	128,681	126,517	124,571	123,577	131,657
Balance Sheet Data:					
Total assets	$5,204,790	$4,968,069	$4,843,662	$4,625,879	$4,513,941
Total debt	$145,614	$76,030	$115,867	$168,552	$156,003
Minority interest (other partnership interests)	$118,903	$141,137	$154,499	$169,601	$167,918
Minority interest (preferred partnership interests)	$310,000	$285,000	$285,000	$285,000	$365,000
Shareholders' equity	$4,429,967	$4,219,799	$4,158,969	$3,909,583	$3,724,117
Other Data:					
Net cash provided by operating activities	$647,443	$608,624	$591,283	$538,534	$525,775
Net cash used in investing activities	$(188,417)	$(242,370)	$(325,786)	$(306,058)	$(465,464)
Net cash provided used in financing activities	$(297,604)	$(264,545)	$(211,720)	$(272,596)	$(25,969)

(1) During 2004, 2003, 2002, 2001, and 2000, we completed several significant asset acquisitions, business combinations and equity transactions. See Notes 3, 6, 9, and 10 to our consolidated financial statements.

(2) During the years ended December 31, 2002, 2003 and 2004, we adopted and modified a business plan that included the closure or consolidation of certain non-strategic containerized storage facilities. We sold two commercial properties – one in 2002, the other in 2004. During 2003 we sold five self-storage facilities. The historical operations of these facilities are classified as discontinued operations, with the rental income, cost of operations, depreciation expense and gain or loss on disposition of these facilities for current and prior periods included in the line-item "Discontinued Operations" on the consolidated income statement.

(3) During 2004, holders of $200,000,000 of our Series N preferred partnership units agreed to a restructuring which included reducing their distribution rate from 9.5% to 6.4% in exchange for a special distribution of $8,000,000. This special distribution, combined with $2,063,000 in costs incurred at the time the units were originally issued that were charged against income in accordance with the Securities and Exchange Commission's clarification of EITF Topic D-42, are included in minority interest in income.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto.

Forward Looking Statements: When used within this document, the words "expects," "believes," "anticipates," "should," "estimates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause our actual results and performance to be materially different from those expressed or implied in the forward looking statements. Such factors are described in Item 2A, "Risk Factors" and include changes in general economic conditions in the markets in which we operate, the impact of competition from new and existing storage and commercial facilities and other storage alternatives, which could impact rents and occupancy levels at our facilities; difficulties in our ability to evaluate, finance and integrate acquired and developed properties into our operations and to fill up those properties, which could adversely affect our profitability; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase our expense and reduce our cash available for distribution; consumers' failure to accept the containerized storage concept which would reduce our profitability; difficulties in raising capital at reasonable rates, which would impede our ability to grow; delays in the development process, which could adversely affect our profitability; and economic uncertainty due to the impact of war or terrorism could adversely affect our business plan. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this report.

Overview

The self-storage industry is highly fragmented and is composed predominantly of numerous local and regional operators. Competition in the markets in which we operate is significant and has increased over the past several years due to additional development of self-storage facilities. We believe that the increase in competition has had a negative impact to our occupancy levels and rental rates in many markets. However, we believe that we possess several distinguishing characteristics that enable us to compete effectively with other owners and operators.

We are the largest owner and operator of self-storage facilities in the United States with direct and indirect ownership interests as of December 31, 2004 in 1,464 self-storage facilities containing approximately 89.2 million net rentable square feet. All of our facilities are operated under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry. Located in the major metropolitan markets of 37 states, our self-storage facilities are geographically diverse, giving us national recognition and prominence. This concentration establishes us as one of the dominant providers of self-storage space in most markets in which we operate and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals, which are generally not economically viable to most of our competitors. In addition, we believe that the geographic diversity of the portfolio reduces the impact from regional economic downturns and provides a greater degree of revenue stability.

We will continue to focus our growth strategies on: (i) improving the operating performance of our existing self-storage properties, (ii) acquiring properties operated and partially owned by the Company, (iii) acquiring properties owned or operated by others, (iv) developing properties in selected markets, (v) expanding and repackaging existing real estate facilities, and (vi) participating in the growth of PS Business Parks, Inc. ("PSB"). Major elements of these strategies are as follows:

- We will focus on enhancing the operating performance of our self-storage properties, primarily through increases in revenues achieved through the telephone reservation center and associated marketing efforts. See "Self-Storage Operations – Consistent Group of Facilities" for further discussion. We expect future increases in rental income to come primarily from increases in realized rent, although there can be no assurance.

- We will attempt to continue to acquire self-storage facilities from affiliates or interests in affiliated entities that own self-storage facilities which we manage, as they become available from time to time. The pool of such available acquisitions has continued to decrease as we have acquired such remaining interests over the last several years. Such potential remaining acquisition opportunities include the remaining equity interests that we do not own in the entities described as "Other Investments" in Note 6 to the consolidated financial statements for the year ended December 31, 2004, as well as the "Other Partnership Interests" and "Consolidated Development Joint Venture" in Note 10 to the consolidated financial statements for the year ended December 31, 2004.

- We will acquire facilities from third parties. Prior to 2004, this activity had not contributed significantly to our growth over the past three years. However, during 2004, we acquired interests in 47 self-storage facilities from third parties at an aggregate cost of approximately $259.6 million. In addition, in January 2005, we acquired six additional self-storage facilities from third parties (total net rentable square feet of 304,000) at an aggregate cost of approximately $23.6 million in cash, and we currently have under contract to purchase six self-storage facilities (total net rentable square feet of 448,000) at an aggregate cost of approximately $48.1 million. We believe that our national telephone reservation system and our marketing and promotional activities present an opportunity to increase revenues at these facilities through higher occupancies, as well as cost efficiencies through greater critical mass.

- We will continue to develop new self-storage locations. During the five years ending December 31, 2004, the Company and the Consolidated Development Joint Venture developed and opened a total of 82 storage facilities with total costs of approximately $584.6 million. In 2004, we opened seven facilities with an aggregate cost of $61,558,000. At December 31, 2004, we have a development pipeline which includes 10 self-storage facilities that are expected to cost an aggregate of $98.4 million, which we expect will open over the next 24 months.

- We will look to expand and further invest into our existing self-storage locations, either by improving their visual and structural appeal, expanding these facilities at a per square foot cost that is typically less than the cost incurred in developing a new location, or converting existing vacant space previously used by our containerized storage operations into traditional self-storage space. During 2002, 2003, and 2004, we have invested a total of $71.5 million in such expansion, conversion, and repackaging activities. At December 31, 2004, we have a pipeline of 37 such projects to expand or repackage our existing facilities, and to convert substantially all of the vacant space previously used by our containerized storage operations, for an aggregate of $112.3 million, which will add approximately 2,246,000 net rentable square feet. Completion of these projects is subject to contingencies, including obtaining governmental agency approvals. We continue to evaluate our existing real estate portfolio to identify additional expansion and repackaging opportunities.

- Through our investment in PSB, we will continue to participate in the potential growth of this company's investment in approximately 18.0 million net rentable square feet of commercial space at December 31, 2004.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles and our discussion and analysis of our financial condition and results of operations requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 2 to the consolidated financial statements in Item 8 of this Form 10-K summarizes the significant accounting policies and methods used in the preparation of our consolidated financial statements and related disclosures.

Management believes the following are critical accounting policies whose application has a material impact on the Company's financial presentation. That is, they are both important to the portrayal of our financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain.

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying Real Estate Investment Trust ("REIT") under the Internal Revenue Code and applicable state laws. A qualifying REIT generally does not pay corporate level income taxes on its taxable income that is distributed to its shareholders, and accordingly, we do not pay income tax on the share of our taxable income that is distributed to shareholders.

We therefore don't estimate or accrue any federal income tax expense. This estimate could be incorrect, because due to the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot be assured that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that we would be entitled to any statutory relief.

Impairment of Long-Lived Assets: Substantially all of our assets consist of long-lived assets, including real estate, assets associated with the containerized storage business, goodwill, and other intangible assets. We evaluate our goodwill for impairment on an annual basis, and on a quarterly basis evaluate other long-lived assets for impairment. As described in Note 2 to the consolidated financial statements, the evaluation of goodwill for impairment entails valuation of the reporting unit to which goodwill is allocated, which involves significant judgment in the area of projecting earnings, determining appropriate price-earnings multiples, and discount rates. In addition, the evaluation of other long-lived assets for impairment requires determining whether indicators of impairment exist, which is a subjective process. When any indicators of impairment are found, the evaluation of such long-lived assets then entails projections of future operating cash flows, which also involves significant judgment. We identified impairment charges in the year ended December 31, 2004 related to our plan to close and consolidate certain containerized storage facilities - see Note 4 to the consolidated financial statements. Future events, or facts and circumstances that currently exist, that we have not yet identified, could cause us to conclude in the future that other long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Estimated Useful Lives of Long-Lived Assets: Substantially all of our assets consist of depreciable, long-lived assets. We record depreciation expense with respect to these assets based upon their estimated useful lives. Any change in the estimated useful lives of those assets, caused by functional or economic obsolescence or other factors, could have a material adverse impact on our financial condition or results of operations.

Estimated Level of Retained Risk and Unpaid Tenant Claim Liabilities: As described in Notes 2 and 17 to the consolidated financial statements, we retain certain risks with respect to property perils, legal liability, and other such risks. In addition, a wholly-owned subsidiary of the Company reinsures policies against claims for losses to goods stored by tenants in our self-storage facilities. In connection with these risks, we accrue losses based upon our estimated level of losses incurred using certain actuarial assumptions followed in the insurance industry and based on recommendations from an independent actuary that is a member of the American Academy of Actuaries. While we believe that the amounts of the accrued losses are adequate, the ultimate liability may be in excess of or less than the amounts provided.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with accounting principles generally accepted in the United States, we have not accrued for such potential liabilities because the loss is either not probable or not estimable or because we are not aware of the event. Future events and the result of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations. Some of these potential losses, of which we are aware, are described in Note 17 to the consolidated financial statements.

Accruals for Operating Expenses: We accrue for property tax expense and other operating expenses based upon estimates and historical trends and current and anticipated local and state government rules and regulations. If these estimates and assumptions are incorrect, our expenses could be misstated. Cost of operations, interest expense, general and administrative expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred.

Results of Operations

Net income: Net income for the year ended December 31, 2004 was $366,213,000 compared to $336,653,000 for the same period in 2003, representing an increase of $29,560,000 or 8.8%. This increase is primarily due to improved operations from our Consistent Group of self-storage facilities, acquired and newly developed self-storage facilities, combined with a decrease in income allocable to minority interests based upon ongoing distributions as a result of our restructuring of $200 million of our Series N preferred partnership units. These factors are partially offset by an increase in the allocation of income to minority interest of $10,063,000 attributable to the restructuring of our preferred partnership interests, increased general and administrative expense attributable primarily to increased stock-based compensation expense and reduced gains from the sale of discontinued real estate facilities.

Net income for 2003 was $336,653,000 compared to $318,738,000 for 2002, representing an increase of $17,915,000 or 5.6%. This increase in net income is primarily a result of an increase in the operations of our newly developed and expansion self-storage facilities, improved contributions with respect to discontinued containerized storage operations, improved operations of our continuing containerized storage business, a net gain from the sale of real estate assets versus a net loss recorded in 2002 and lower interest expense resulting primarily from lower average debt balances. The effect of these increases were partially offset by a reduction in our Consistent Group operating results (as discussed below), increased depreciation expense resulting primarily from new property additions, and a decrease in equity in earnings of real estate entities. The decrease in equity in earnings of real estate entities is primarily due to a reduction in our pro-rata share of the earnings of PSB caused by the impact of gains from the sale of real estate and asset impairment charges during 2003 and 2002.

Allocations of Income among Shareholders: In computing the net income allocable to common shareholders for each period, we have deducted from net income i) distributions paid to the holders of the Equity Stock, Series A totaling $21,501,000 in each of 2004, 2003, and 2002, ii) distributions paid to our preferred shareholders totaling $157,925,000 in 2004, $146,196,000 in 2003, and $148,926,000 in 2002, and iii) amounts allocated to preferred shareholders in connection with preferred stock redemption activities as described below, totaling $8,724,000 in 2004, $7,120,000 in 2003 and $6,888,000 in 2002.

The Securities and Exchange Commission's clarification of Emerging Issues Task Force Topic D-42 ("EITF Topic D-42") in July 2003 requires that the original issuance costs of redeemed preferred stock be treated as an additional allocation of income to the holders of the preferred stock in determining the allocation of income to the common shareholders and earnings per share.

In the first quarter of 2005, we expect to call for redemption our 9.750% Series F Preferred Stock, which will be redeemable in April 2005. Accordingly, we expect an allocation of additional income to our preferred shareholders with respect to EITF Topic D-42 totaling $1,905,000 in 2005. Future allocations of income pursuant to EITF Topic D-42 will depend upon how much preferred stock we redeem and the related original issuance costs.

Net income per share: Net income was $1.38 per common share, on a diluted basis, for 2004 compared to $1.28 per common share for 2003. This increase was attributable to the factors denoted above with respect to net income offset partially by an increase in income allocated to preferred shareholders, as described above, and an increase in diluted shares outstanding from 126,517,000 in 2003 to 128,681,000 in 2004. The increase in shares outstanding was due primarily to the issuance of shares in connection with the exercise of employee stock options.

Net income was $1.28 per common share, on a diluted basis, for 2003 compared to $1.14 per common share for 2002. This increase was attributable to the factors denoted above with respect to net income and a reduction in income allocated to preferred shareholders described above, partially offset by an increase in diluted shares outstanding from 124,571,000 in 2002 to 126,517,000 in 2003. The increase in shares outstanding was due to the issuance of shares in connection with the exercise of employee stock options and the issuance of common shares in connection with the acquisition of partnership interests.

Self-Storage Operations: Our self-storage operations are by far the largest component of our operating activities, representing approximately 93% of our revenues generated during 2004. Rental income with respect to our self-storage operations has grown from $761,446,000 in 2002 to $798,584,000 in 2003, representing an increase of 4.9%. In 2004, rental income grew to $863,463,000, representing an increase of 8.1% over 2003. The year-over-year improvements in rental income are due to improvements in the performance of those facilities that we owned throughout each of the three years and the addition of new facilities to our portfolio, either through our acquisition or development activities.

At the end of 2001, we had a total of 1,262 self-storage facilities included in our consolidated financial statements. Since that time we have increased the net number of self-storage facilities by 164 facilities (2002 - 103 facilities, 2003 - 9 facilities and 2004 – 52 facilities). We sold five facilities in 2003, and their revenues, cost of operations, depreciation expense and the net gain on these sales for all periods presented are reported as "Discontinued Operations" on the consolidated income statement. To enhance year-over-year comparisons, the following table summarizes, and the ensuing discussion describes, the self-storage operating results.

Self - storage operations summary:	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Percentage Change	2003	2002	Percentage Change
	(Dollar amounts in thousands)					
Rental income (a):						
Consistent Group (b)	$725,351	$691,737	4.9%	$691,737	$676,191	2.3%
Acquired Facilities (c)	54,652	45,929	19.0%	45,929	38,979	17.8%
Expansion Facilities (d)	28,348	24,622	15.1%	24,622	24,272	1.4%
Developed Facilities (e)	55,112	36,296	51.8%	36,296	22,004	65.0%
Total rental income	863,463	798,584	8.1%	798,584	761,446	4.9%
Cost of operations:						
Consistent Group	249,547	237,870	4.9%	237,870	215,357	10.5%
Acquired Facilities	18,245	15,709	16.1%	15,709	12,869	22.1%
Expansion Facilities	10,295	9,605	7.2%	9,605	9,105	5.5%
Developed Facilities	22,834	17,721	28.9%	17,721	12,884	37.5%
Total cost of operations	300,921	280,905	7.1%	280,905	250,215	12.3%
Net operating income before depreciation:						
Consistent Group	475,804	453,867	4.8%	453,867	460,834	(1.5)%
Acquired Facilities	36,407	30,220	20.5%	30,220	26,110	15.7%
Expansion Facilities	18,053	15,017	20.2%	15,017	15,167	(1.0)%
Developed Facilities	32,278	18,575	73.8%	18,575	9,120	103.7%
Total net operating income before depreciation	562,542	517,679	8.7%	517,679	511,231	1.3%
Depreciation	(176,488)	(176,929)	(0.2)%	(176,929)	(170,887)	3.5%
Net operating income	$386,054	$340,750	13.3%	$340,750	$340,344	0.1%
Number of self-storage facilities (at end of period)	1,426	1,374	3.8%	1,374	1,362	0.9%
Net rentable square feet (in thousands, at end of period):	86,881	83,013	4.7%	83,013	82,019	1.2%

(a) Rental income includes late charges, administrative fees and lien fees and is net of promotional discounts given. Rental income does not include retail sales or truck rental income generated at the facilities.

(b) The Consistent Group includes 1,194 facilities containing 69,402,000 net rentable square feet that were owned throughout the three years ended December 31, 2004, and operated at a mature, stabilized occupancy level throughout the periods presented.

(c) The Acquired Facilities includes 109 facilities containing 7,084,000 net rentable square feet. These facilities were acquired in the three-year period ending December 31, 2004. Substantially all of these facilities were mature, stabilized facilities at the time of their acquisition.

(d) The Expansion Facilities include 41 facilities containing 3,426,000 net rentable square feet of self-storage space and 690,000 square feet of industrial space developed for containerized storage activities. These facilities were owned since January 1, 2002, however, operating results are not comparable throughout the periods presented due primarily to expansions in their net rentable square feet or their conversion into Combination Facilities (described below).

(e) The Developed Facilities includes 82 facilities containing 5,886,000 net rentable square feet of self-storage space and 393,000 square feet of industrial space initially developed for use in containerized storage activities.

Self-Storage Operations - Consistent Group of Facilities

At December 31, 2004, we owned 1,194 self-storage facilities that we have operated at a stabilized level of operations throughout the three-year period. The Consistent Group of facilities contains approximately 69.4 million net rentable square feet, representing approximately 80% of the aggregate net rentable square feet of our self-storage portfolio. Revenues and operating expenses with respect to this group of properties are set forth in the above Self-Storage Operations table under the caption, "Consistent Group." The following table sets forth additional operating data with respect to the Consistent Group of facilities:

CONSISTENT GROUP

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Percentage Change	2003	2002	Percentage Change
	(Dollar amounts in thousands, except rents per square foot)					
Rental income, net of discounts	$694,136	$663,860	4.6%	$663,860	$653,693	1.6%
Late charges and administrative fees collected	31,215	27,877	12.0%	27,877	22,498	23.9%
Total rental income	725,351	691,737	4.9%	691,737	676,191	2.3%
Cost of operations:						
Property taxes	65,845	64,440	2.2%	64,440	61,527	4.7%
Direct property payroll	54,366	52,374	3.8%	52,374	46,985	11.5%
Advertising and promotion	20,873	20,066	4.0%	20,066	18,672	7.5%
Repairs and maintenance	21,154	19,716	7.3%	19,716	15,826	24.6%
Utilities	17,770	16,541	7.4%	16,541	15,944	3.7%
Telephone reservation center	10,016	10,230	(2.1)%	10,230	9,398	8.9%
Property insurance	8,320	8,189	1.6%	8,189	5,780	41.7%
Other cost of management	51,203	46,314	10.6%	46,314	41,225	12.3%
Total cost of operations	249,547	237,870	4.9%	237,870	215,357	10.5%
Net operating income before depreciation	475,804	453,867	4.8%	453,867	460,834	(1.5)%
Depreciation	(141,300)	(148,232)	(4.7)%	(148,232)	(144,980)	2.2%
Net operating income	$334,504	$305,635	9.4%	$305,635	$315,854	(3.2)%
Gross margin (before depreciation)	65.6%	65.6%	(0.0)%	65.6%	68.2%	(3.8)%
Weighted average for the fiscal year:						
Square foot occupancy (a)	90.9%	89.2%	2.0%	89.2%	85.1%	4.7%
Realized annual rent per occupied square foot (b).	$11.00	$10.72	2.6%	$10.72	$11.07	(3.2)%
REVPAF (c)	$10.00	$9.57	4.5%	$9.57	$9.42	1.6%
Weighted average at December 31:						
Square foot occupancy	89.9%	89.6%	0.4%	89.6%	84.3%	6.2%
In place annual rent per occupied square foot (d)	$12.10	$11.73	3.2%	$11.73	$11.67	0.5%
Total net rentable square feet (in thousands)	69,402	69,402	-	69,402	69,402	-

(a) Square foot occupancies represent weighted average occupancy levels over the entire fiscal year.

(b) Realized annual rent per occupied square foot is computed by dividing adjusted base rental income by the weighted average occupied square footage for the year. Realized rents per square foot take into consideration promotional discounts, bad debt costs, credit card fees and other costs that reduce rental income from the contractual amounts due.

(c) Annualized revenue per available square foot ("REVPAF") represents adjusted base rental income divided by total available net rentable square feet.

(d) In place annual rent per occupied square foot represents contractual rents per occupied square foot without reductions for promotional discounts.

Analysis of Operating Results in 2002 through 2004

During 2004, the net operating income generated by our Consistent Group increased 9.6% as compared to 2003. This increase was due to improved rental income combined with a reduction in depreciation expense, partially offset by increased cost of operations.

Rental income, net of discounts, increased by 4.6% in 2004 as compared to 2003. This increase was primarily attributable to a 2.0% increase in weighted average square foot occupancy in 2004 as compared to 2003 combined with a 2.6% increase in realized annual rent per occupied square foot.

Cost of operations increased by 4.9% in 2004 as compared to 2003. This increase was attributable primarily to an increase in direct property payroll due to higher incentives and other compensation to property operating and management personnel, as well as an increase in other cost of management due primarily to increased recruiting and training expenses and information technology costs.

Depreciation expense declined 5.3%, due primarily to a reduction in depreciation expense with respect to capital expenditures due to increases in capital expenditures becoming fully depreciated relative to new capital expenditures coming on-line.

During 2003, the net operating income of the Consistent Group of facilities declined 1.5% from the same period in 2003. This decline was due to higher cost of operations offset partially by higher rental income.

Cost of operations increased 10.5%, primarily due to increases in payroll, advertising and promotion, property tax, repairs and maintenance costs, and property insurance. Direct property payroll increased 11.5% due primarily to increased incentives paid to and hours worked by property operating personnel. Advertising and promotion increased 7.5% due primarily to an increase in television advertising from $8,048,000 in 2002 to $8,662,000 in 2003. Repairs and maintenance increased 24.6% during 2003 as compared to 2002 due to costs to remedy mold issues in several facilities in Southern states, increased snow removal expenses, as well as a general increase in costs to address deferred maintenance at our facilities. Property insurance increased due to an increase in our self-insured portion of its risks.

Rental income, net of discounts increased by 1.6% in 2004 as compared to 2003. This increase was primarily attributable to a 4.7% increase in the weighted average occupancy, partially offset by a decrease in realized rent per occupied square foot of 3.2%.

As previously reported, in 2001, we changed our historical marketing strategy and began to aggressively increase rental rates and reduce the amount of promotional discounts offered to new tenants. During the first nine months of 2001, this strategy significantly enhanced the growth in our rental income from our historically experienced levels, and while our occupancy levels dropped during the first nine months of 2001, it was at a level that we believed manageable. During the fourth quarter of 2001, we experienced a rapid decline in our occupancy levels. This reduction coincided with a reduction in call volume into our national telephone reservation center that we believe was attributable to our pricing strategy as well as to general economic conditions. We also experienced unusually high levels of move-out activity.

Beginning in early 2002, we reversed our aggressive pricing strategy by reducing rates charged to incoming tenants and increasing move-in discounts offered to these tenants and expanding our television advertising campaign. However, there was a pause in these activities during the peak move-in period in 2002 from May through July, due to an expectation that proved incorrect, that the demand during the peak season would be sufficient to stabilize our occupancy levels in the absence of significant promotional activities. We reduced our rates, continued our television advertising campaign, and continued to offer move-in promotional discounts throughout the remainder of 2002 and 2003.

By the end of 2003, we had largely attained our goal of reestablishing our occupancy levels to historical levels. In addition, the improvement in occupancy levels enabled us to begin to increase rates that we charged to new tenants, which at the end of 2003 were 6.2% higher than at the same time in 2002.

Throughout 2004 we continued our television advertising campaign in selected markets, and continued to offer various move-in promotional discounts where warranted to sustain our occupancy levels and rental rates. During the first half of 2004, we were able to generate year-over-year rental income growth of approximately 5.7%. This growth was largely due to a 4.0% improvement in occupancy levels combined with improved realized rental rates per occupied square foot. During the second half of 2004, year-over-year rental income grew approximately 4.1% as compared to the same period in 2003. However, unlike the first half of 2004 where rental growth was primarily driven by occupancy gains, in the second half of the year rental growth was primarily driven by a 3.9% increase in realized rents per occupied square foot.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer. We also believe that our occupancy levels with respect to the Consistent Group of facilities have become more stabilized and therefore further year-over-year gains in occupancy levels will be difficult to generate. We are currently working on new processes to improve our inventory management which may help us drive occupancy levels modestly higher; however, there can be no assurance that we will achieve our goal.

Revenue Outlook

Our goals are a sustainable occupancy level and moderate growth in rental income. Few expect that future growth in rental income will come principally from increases in rates, rather than increases in occupancy. We are continuously evaluating our call volume, reservation activity, and move-in/move-out ratios for each of our markets relative to our marketing activities and rental rates. In addition, we are evaluating market supply and demand factors and based upon these analyses we are continuing to refine our marketing, promotional, and pricing activities to maximize rental income. There can be no assurance that we will achieve our goals.

Expense Trends and Outlook

Throughout 2003 and 2004, we have increased regular and incentive compensation of our field operating and management personnel, as our field organization has focused upon improving customer service and productivity. Accordingly, direct property payroll increased 11.5% in 2003 as compared to 2002, and 3.8% in 2004 as compared to 2003.

In addition, during 2003 and 2004, we increased the level of repairs and maintenance significantly, in order to improve the curb appeal and "rent ready" condition of our facilities. Repairs and maintenance increased 24.6% in 2003 as compared to 2002, and 7.3% in 2004 as compared to 2003. The increase in 2003 also included increased snow removal expenses and costs to remedy mold issues at several facilities in Southern states. Snow removal and mold-related expenses declined in 2004 as compared to 2003.

Advertising and promotion expenses increased 7.5% in 2003 as compared to 2002, and 4.0% in 2004 as compared to 2003. This was principally due to increases in television advertising expenditures, which increased from $8,048,000 in 2002 to $8,662,000 in 2003 to $10,193,000 in 2004. Future television advertising expense will be dependent upon market conditions and the results of our pricing and promotional strategies.

For 2005, we expect that operating expenses for our Consistent Group of facilities will continue to rise, probably matching the 2004 increase of 4% to 5%.

The following table summarizes selected financial data, with respect to the Consistent Group Facilitates, for each of the quarters in 2004, 2003 and 2002:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(amounts in thousands)				
Total rental income:					
2004	$ 175,923	$ 180,594	$ 184,897	$ 183,937	$ 725,351
2003	$ 165,821	$ 171,431	$ 178,301	$ 176,184	$ 691,737
2002	$ 169,812	$ 167,616	$ 172,810	$ 165,953	$ 676,191
Total cost of operations:					
2004	$ 63,022	$ 61,936	$ 61,143	$ 63,446	$ 249,547
2003	$ 55,379	$ 59,270	$ 60,221	$ 63,000	$ 237,870
2002	$ 51,082	$ 51,556	$ 53,643	$ 59,076	$ 215,357
Media advertising expense:					
2004	$ 3,098	$ 1,842	$ 1,892	$ 3,361	$ 10,193
2003	$ 1,580	$ 2,818	$ 3,166	$ 1,098	$ 8,662
2002	$ 560	$ 1,441	$ 2,013	$ 4,034	$ 8,048
REVPAF:					
2004	$ 9.69	$ 9.96	$ 10.21	$ 10.14	$ 10.00
2003	$ 9.18	$ 9.48	$ 9.85	$ 9.75	$ 9.57
2002	$ 9.48	$ 9.35	$ 9.63	$ 9.22	$ 9.42
Weighted average realized annual rent per occupied square foot:					
2004	$ 10.83	$ 10.90	$ 11.12	$ 11.20	$ 11.00
2003	$ 10.81	$ 10.63	$ 10.72	$ 10.75	$ 10.72
2002	$ 11.36	$ 10.85	$ 11.23	$ 10.84	$ 11.07
Weighted average occupancy levels for the period					
2004	89.5%	91.4%	91.8%	90.6%	90.9%
2003	84.9%	89.2%	91.9%	90.7%	89.2%
2002	83.5%	86.2%	85.7%	85.0%	85.1%

The following table sets forth regional trends in our consistent group of facilities with respect to rental income, cost of operations, net operating income, weighted average occupancy levels, and realized rent per net rentable square foot.

Consistent Group Operating Trends by Region

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Change	2003	2002	Change
	(Dollar amounts in thousands, except rents per square foot)					
Rental income:						
Southern California (124 facilities)	$ 122,665	$ 116,644	5.2%	$ 116,644	$ 109,118	6.9%
Northern California (124 facilities)	92,048	89,274	3.1%	89,274	87,824	1.7%
Texas (143 facilities)	66,574	64,068	3.9%	64,068	63,049	1.6%
Florida (116 facilities)	65,976	61,693	6.9%	61,693	59,028	4.5%
Illinois (79 facilities)	51,089	49,316	3.6%	49,316	51,367	(4.0)%
Georgia (60 facilities)	26,593	25,341	4.9%	25,341	24,790	2.2%
All other states (548 facilities)	300,406	285,401	5.3%	285,401	281,015	1.6%
Total rental income	725,351	691,737	4.9%	691,737	676,191	2.3%
Cost of operations:						
Southern California	28,930	27,367	5.7%	27,367	26,119	4.8%
Northern California	23,906	23,624	1.2%	23,624	21,617	9.3%
Texas	29,766	29,599	0.6%	29,599	26,677	11.0%
Florida	25,857	24,052	7.5%	24,052	21,070	14.2%
Illinois	22,583	21,531	4.9%	21,531	20,148	6.9%
Georgia	9,802	9,348	4.9%	9,348	8,155	14.6%
All other states	108,703	102,349	6.2%	102,349	91,571	11.8%
Total cost of operations	249,547	237,870	4.9%	237,870	215,357	10.5%
Net operating income before depreciation:						
Southern California	93,735	89,277	5.0%	89,277	82,999	7.6%
Northern California	68,142	65,650	3.8%	65,650	66,207	(0.8)%
Texas	36,808	34,469	6.8%	34,469	36,372	(5.2)%
Florida	40,119	37,641	6.6%	37,641	37,958	(0.8)%
Illinois	28,506	27,785	2.6%	27,785	31,219	(11.0)%
Georgia	16,791	15,993	5.0%	15,993	16,635	(3.9)%
All other states	191,703	183,052	4.7%	183,052	189,444	(3.4)%
Total net operating income	$ 475,804	$ 453,867	4.8%	$ 453,867	$ 460,834	(1.5)%
Weighted average occupancy:						
Southern California	92.1%	90.7%	1.5%	90.7%	86.9%	4.4%
Northern California	89.4%	88.7%	0.8%	88.7%	84.9%	4.5%
Texas	89.9%	89.1%	0.9%	89.1%	84.0%	6.1%
Florida	92.3%	90.6%	1.9%	90.6%	85.2%	6.3%
Illinois	89.8%	88.0%	2.0%	88.0%	84.3%	4.4%
Georgia	91.5%	90.1%	1.6%	90.1%	84.3%	6.9%
All other states	90.9%	88.6%	2.6%	88.6%	85.2%	4.0%
Total weighted average occupancy	90.9%	89.2%	2.0%	89.2%	85.1%	4.7%
REVPAR:						
Southern California	$ 15.12	$ 14.42	4.8%	$ 14.42	$ 13.53	6.6%
Northern California	13.25	12.91	2.7%	12.91	12.75	1.3%
Texas	7.13	6.87	3.7%	6.87	6.82	0.8%
Florida	9.55	8.91	7.3%	8.91	8.59	3.7%
Illinois	10.17	9.86	3.2%	9.86	10.35	(4.7)%
Georgia	7.25	6.93	4.7%	6.93	6.93	0.0%
All other states	9.21	8.78	4.9%	8.78	8.72	0.7%
Total REVPAR:	$ 10.00	$ 9.57	4.5%	$ 9.57	$ 9.42	1.6%
Realized annual rent per occupied square foot:						
Southern California	$ 16.42	$ 15.90	3.2%	$ 15.90	$ 15.57	2.1%
Northern California	14.82	14.55	1.9%	14.55	15.01	(3.1)%
Texas	7.93	7.71	2.8%	7.71	8.12	(5.0)%
Florida	10.35	9.83	5.3%	9.83	10.08	(2.5)%
Illinois	11.33	11.20	1.1%	11.20	12.28	(8.7)%
Georgia	7.93	7.69	3.1%	7.69	8.21	(6.4)%
All other states	10.13	9.91	2.2%	9.91	10.23	(3.2)%
Total realized rent per square foot:	$ 11.00	$ 10.72	2.6%	$ 10.72	$ 11.07	(3.2)%

Self-Storage Operations - Acquired Facilities

Over the past three years, we acquired 109 self-storage facilities containing 7,084,000 net rentable square feet. The following table summarizes operating data with respect to these facilities.

ACQUIRED FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Change	2003	2002	Change
	(Dollar amounts in thousands)					
Rental income:						
Self-storage facilities acquired in 2004	$ 4,705	$ -	$ 4,705	$ -	$ -	$ -
Self-storage facilities acquired in 2002	44,102	40,684	3,418	40,684	34,772	5,912
Self-storage facilities acquired in 2001	592	560	32	560	445	115
Self-storage facilities acquired in 2000	5,253	4,685	568	4,685	3,762	923
Total rental income	54,652	45,929	8,723	45,929	38,979	6,950
Cost of operations:						
Self-storage facilities acquired in 2004	$ 1,606	$ -	$ 1,606	$ -	$	$ -
Self-storage facilities acquired in 2002	14,393	13,489	904	13,489	11,301	2,188
Self-storage facilities acquired in 2001	222	200	22	200	191	9
Self-storage facilities acquired in 2000	2,024	2,020	4	2,020	1,377	643
Total cost of operations	18,245	15,709	2,536	15,709	12,869	2,840
Net operating income before depreciation:						
Self-storage facilities acquired in 2004	$ 3,099	$ -	$ 3,099	$ -	$ -	$ -
Self-storage facilities acquired in 2002	29,709	27,195	2,514	27,195	23,471	3,724
Self-storage facilities acquired in 2001	370	360	10	360	254	106
Self-storage facilities acquired in 2000	3,229	2,665	564	2,665	2,385	280
Total net operating income before depreciation	36,407	30,220	6,187	30,220	26,110	4,110
Depreciation	(11,400)	(9,666)	(1,734)	(9,666)	(9,306)	(360)
Net operating income	$ 25,007	$ 20,554	$ 4,453	$ 20,554	$ 16,804	$ 3,750
Weighted average square foot occupancy during the period:						
Self-storage facilities acquired in 2004	80.4%	-	-	-	-	-
Self-storage facilities acquired in 2002	92.1%	89.9%	2.5%	89.9%	84.2%	6.8%
Self-storage facilities acquired in 2001	94.3%	92.2%	2.3%	92.2%	67.4%	36.8%
Self-storage facilities acquired in 2000	91.4%	84.5%	8.2%	84.5%	68.8%	22.8%
	90.4%	89.2%	1.2%	89.2%	81.9%	8.9%
Number of self-storage facilities (at end of period)	109	64	45	64	64	-
Net rentable square feet (in thousands, at end of period)	7,084	3,975	3,109	3,975	3,975	-
Cumulative acquisition cost (at end of period)	$ 604,643	$ 345,156	$259,487	$ 345,156	$ 345,156	$ -

Rental income and cost of operations for the Acquired Facilities have increased significantly in 2004 as compared to 2003. This increase, in part, is due to the acquisition of 45 additional properties from third parties for an aggregate cost of $259.5 million. These acquisitions are described below:

- During July 2004, we acquired two facilities from a third party for an aggregate cost of approximately $8.3 million. One of these facilities was located in Salt Lake City, and had been managed by us for many years.

- On October 12, 2004, we acquired 26 facilities from a third party for an aggregate cost of approximately $102.4 million. This acquisition increased our presence in the Minneapolis and Milwaukee markets, and will allow us to cost-effectively introduce media advertising in these markets, improve our yellow page ad placement, and drive operational efficiency. In addition, the average rental rates and average occupancies of these properties are lower than comparable properties that we currently own in these markets..

- On October 13, 2004, we acquired six facilities in Dallas from a third party for an aggregate of approximately $19.8 million. We believe that this acquisition improved our presence in submarkets of Dallas where we were underrepresented.

- On November 23, 2004, we acquired 10 facilities in the Miami market for an aggregate of $119.5 million. We believe that these properties are well-built and located in highly desirable submarkets in Miami. All of these facilities were built between 1997 and 2003.

- On November 24, 2004, we acquired a facility in a submarket of San Diego for approximately $9.5 million.

Operating results for the 2004 acquisitions, in the table above, represents the results of these acquisitions from the respective acquisition dates through December 31, 2004. On December 31, 2004, seven of these facilities (the facility in Salt Lake City and the six facilities in Dallas) were sold to our Acquisition Joint Venture. This transaction, however, will be accounted for as a financing arrangement, accordingly, the operations of these properties will continue to be consolidated in our financial statements, see Note 9 to the consolidated financial statements. In addition, in January 2005, a significant interest in three of the 10 facilities acquired in Miami were sold to our Acquisition Joint Venture. Similarly these transactions will be accounted for as a financing arrangement.

The 2002 acquisitions include 47 properties acquired on January 16, 2002 from an affiliated development joint venture (see Note 3 to the consolidated financial statements). The 2002 acquisitions also included nine self-storage facilities acquired from third parties for an aggregate of $30,117,000 in cash. The 2001 acquisition includes one facility acquired from a third party for an aggregate cost of $3,503,000.

Operating results for the 2000, 2001 and 2002 acquisitions collectively showed strong improvement in 2003 and 2004. These results were primarily driven by improved occupancy levels combined with improved realized rental rates per occupied square foot which combined improved rental income. Notwithstanding the damage to the facility discussed below, we believe these acquisitions will continue to provide growth to our earnings into 2005 due to improved year-over-year occupancy levels and rental rates.

During September 2004, a facility located in Florida, and included in our 2002 acquisitions, was significantly damaged by hurricanes. As a result, occupancy levels and operating results for this facility were negatively affected during the fourth quarter of 2004 and are expected to continue to be negatively impacted into 2005. For 2004, rental income and cost of operations for this facility were $766,000 and $352,000, respectively, as compared to $884,000 and $321,000, respectively, for 2003. Occupancy for this facility was 19.3% and 92.1% at December 31, 2004 and 2003, respectively. We are in the process of repairing the damage and should bring the facility back on line fully during 2005.

In January 2005, we acquired 6 additional self-storage facilities from third parties (total net rentable square feet of 304,000) at an aggregate cost of approximately $23.6 million of cash. As of March 14, 2005, we are under contract to purchase six self-storage facilities (total approximate net rentable square feet of 448,000) at an aggregate cost of approximately $48.1 million.

Self-Storage Operations - Expansion Facilities

As a result primarily of expansions to existing self-storage facilities, the net rentable space at certain of our self-storage facilities' operations has changed. Accordingly, the operating results are not comparable in each of the three years ended December 31, 2004. The operating results for these facilities are presented in the Self-Storage Operations table above under the caption, "Expansion Facilities."

These 41 facilities contain approximately 3,426,000 net rentable square feet of self-storage space at December 31, 2004, and 690,000 square feet of industrial space developed for containerized storage activities – see "Containerized Storage" and "Discontinued Operations". The aggregate construction costs to complete these expansions totaled approximately $80.5 million during the four years ended December 31, 2004.

We have 37 projects to repackage and expand our facilities, with an aggregate cost of $112.3 million in our development pipeline at December 31, 2004, which will increase our traditional self-storage space by an aggregate of 2,246,000 net rentable square feet, including the conversion of certain of the industrial space developed for containerized storage activities into traditional self-storage space. These activities will result in short-term dilution to earnings from these activities. However, we believe that expansion of our existing self-storage facilities in markets that have unmet storage demand, and improving our existing facilities' competitive position through enhancing their visual and structural appeal, provide an important means to improve the Company's earnings. There can be no assurance about the future level of such expansion and enhancement opportunities.

We expect that these 41 facilities will continue to provide growth to our earnings into 2005 as we continue to fill the newly added vacant space. At December 31, 2004, the weighted average occupancy level of these facilities was approximately 83.1% as compared to 77.3% one year earlier.

Depreciation expense with respect to the expansion facilities was $7,101,000 in 2004, $6,254,000 in 2003, and $6,688,000 in 2002. The increases in depreciation expense are due to the opening of the expanded portion of the facilities.

Self-Storage Operations –Developed Facilities

Since January 1, 2000, we have opened 65 newly developed self-storage facilities and 17 facilities that contain both self-storage and containerized storage at the same location ("Combination Facilities"). These newly developed facilities have an aggregate of 6,279,000 net rentable square feet (of which 393,000 net rentable square feet is industrial space developed for containerized storage activities – see "Containerized Storage" and "Discontinued Operations"). Aggregate development cost for these 82 facilities was approximately $584.6 million. The operating results of the self-storage facilities and Combination facilities are reflected in the Self-Storage Operations table under the caption, "Developed Facilities."

The following chart sets forth the operations of the Developed Facilities:

	Year ended December 31,			Year ended December 31,		
	2004	2003	Change	2003	2002	Change
	(Amounts in thousands, except No. of facilities)					
Rental income:						
Self-storage facilities	$ 40,877	$ 25,651	$ 15,226	$ 25,651	$ 15,241	$ 10,410
Combination facilities	14,235	10,645	3,590	10,645	6,763	3,882
Total rental income	55,112	36,296	18,816	36,296	22,004	14,292
Cost of operations:						
Self-storage facilities	17,135	12,845	4,290	12,845	7,848	4,997
Combination facilities	5,699	4,876	823	4,876	5,036	(160)
Total cost of operations	22,834	17,721	5,113	17,721	12,884	4,837
Net operating income before depreciation:						
Self-storage facilities	23,742	12,806	10,936	12,806	7,393	5,413
Combination facilities	8,536	5,769	2,767	5,769	1,727	4,042
Net operating income before depreciation	32,278	18,575	13,703	18,575	9,120	9,455
Depreciation	(16,687)	(12,777)	(3,910)	(12,777)	(9,913)	(2,864)
Net operating income (loss)	$ 15,591	$ 5,798	$ 9,793	$ 5,798	$ (793)	$ 6,591
Self-storage facilities, at end of period:						
Number of facilities	65	58	7	58	44	14
Net rentable square feet	4,320	3,780	540	3,780	2,787	993
Total development cost	$ 415,755	$ 350,737	$ 65,018	$ 350,737	$ 241,833	$108,904
Combination facilities, at end of period:						
Number of facilities	17	17	-	17	17	-
Net rentable square feet (a) (b)	1,959	1,844	115	1,844	1,844	-
Total development cost (a) (b)	$168,844	$158,677	$10,167	$158,677	$154,177	$ 4,500

(a) During 2003, we completed the conversion of 166,000 net rentable square feet of containerized storage space into 166,000 net rentable square feet of self-storage space at an aggregate cost of $4,500,000. During 2004, we completed the conversion of 248,000 net rentable square feet of containerized storage space into 363,000 net rentable square feet of self-storage space at an aggregate cost of $10,167,000.

(b) Approximately 393,000 net rentable square feet of this storage space represents industrial space that was developed for use in our containerized storage activities.

The following table summarizes operating data for the 65 newly developed self-storage facilities included in the table above:

DEVELOPED SELF-STORAGE FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Change	2003	2002	Change
	(Dollar amounts in thousands)					
Rental income (a):						
Self-storage facilities opened in 2004	$ 1,234	$ -	$ 1,234	$ -	$ -	$ -
Self-storage facilities opened in 2003	8,705	1,566	7,139	1,566	-	1,566
Self-storage facilities opened in 2002	10,344	6,737	3,607	6,737	1,435	5,302
Self-storage facilities opened in 2001	8,706	6,579	2,127	6,579	4,474	2,105
Self-storage facilities opened in 2000	11,888	10,769	1,119	10,769	9,332	1,437
Total rental income	40,877	25,651	15,226	25,651	15,241	10,410
Cost of operations:						
Self-storage facilities opened in 2004	$ 1,149	$ -	$ 1,149	$ -	$ -	$ -
Self-storage facilities opened in 2003	3,788	1,347	2,441	1,347	-	1,347
Self-storage facilities opened in 2002	4,009	3,660	349	3,660	1,399	2,261
Self-storage facilities opened in 2001	3,576	3,389	187	3,389	2,667	722
Self-storage facilities opened in 2000	4,613	4,449	164	4,449	3,782	667
Total cost of operations	17,135	12,845	4,290	12,845	7,848	4,997
Net operating income before depreciation:						
Self-storage facilities opened in 2004	$ 85	$ -	$ 85	$ -	$ -	$ -
Self-storage facilities opened in 2003	4,917	219	4,698	219	-	219
Self-storage facilities opened in 2002	6,335	3,077	3,258	3,077	36	3,041
Self-storage facilities opened in 2001	5,130	3,190	1,940	3,190	1,807	1,383
Self-storage facilities opened in 2000	7,275	6,320	955	6,320	5,550	770
Net operating income before depreciation	23,742	12,806	10,936	12,806	7,393	5,413
Depreciation	(11,824)	(8,343)	(3,481)	(8,343)	(6,322)	(2,021)
Net operating income	$ 11,918	$ 4,463	$ 7,455	$ 4,463	$ 1,071	$ 3,392
Weighted average square foot occupancy during the period:						
Self-storage facilities opened in 2004	35.2%	-	-	-	-	-
Self-storage facilities opened in 2003	64.8%	24.4%	165.6%	24.4%	-	-
Self-storage facilities opened in 2002	88.8%	61.3%	44.9%	61.3%	20.6%	197.6%
Self-storage facilities opened in 2001	93.5%	74.3%	25.8%	74.3%	44.0%	68.9%
Self-storage facilities opened in 2000	92.8%	88.8%	4.5%	88.8%	76.1%	16.7%
	81.0%	62.2%	30.2%	62.2%	52.9%	17.6%
Number of facilities:						
Self-storage facilities opened in 2004	7	-	7	-	-	-
Self-storage facilities opened in 2003	14	14	-	14	-	14
Self-storage facilities opened in 2002	14	14	-	14	14	-
Self-storage facilities opened in 2001	12	12	-	12	12	-
Self-storage facilities opened in 2000	18	18	-	18	18	-
	65	58	7	58	44	14
Cumulative development cost:						
Self-storage facilities opened in 2004	$ 61,558	$ -	$ 61,558	$ -	$ -	$ -
Self-storage facilities opened in 2003	107,452	107,126	326	107,126	-	107,126
Self-storage facilities opened in 2002 (a)	97,021	93,887	3,134	93,887	92,109	1,778
Self-storage facilities opened in 2001	66,905	66,905	-	66,905	66,905	-
Self-storage facilities opened in 2000	82,819	82,819	-	82,819	82,819	-
	$ 415,755	$ 350,737	$ 65,018	$ 350,737	$ 241,833	$ 108,904

(a) In the quarter ended September 30, 2004, we expanded an existing self-storage facility that was originally developed in 2002, adding 33,000 net rentable square feet at a cost of $3,134,000.

Unlike many other forms of real estate, we are unable to pre-lease our newly developed facilities due to the nature of our tenants. Accordingly, at the time a newly developed facility first opens for operation the facility is entirely vacant generating no rental income. Historically, we estimated that on average it takes approximately 36 months for a newly developed facility to fill up and reach a targeted occupancy level of approximately 90%.

We believe that the newly developed self-storage facilities have been affected by the operating trends in occupancy and realized rents noted above with respect to the Consistent Group of facilities. In addition, move-in discounts have a more pronounced effect upon realized rates for the newly developed facilities, because such facilities tend to have a higher ratio of newer tenants.

Property operating expenses are substantially fixed, consisting primarily of payroll, property taxes, utilities, and marketing costs. The rental revenue of a newly developed facility will generally not cover its property operating expenses (excluding depreciation) until the facility has reach an occupancy level of approximately 30% to 34%. However, at that occupancy level, the rental revenues from the facility are still not sufficient to cover related depreciation expense and cost of capital with respect to the facility's development cost. During construction of the self-storage facility, we capitalize interest costs and include such cost as part of the overall development cost of the facility. Once the facility is opened for operations interest is no longer capitalized.

The yield on cost for these facilities for the year ended December 31, 2004, based on net operating income before depreciation, was approximately 5.7%, which is lower than our ultimate yield expectations. We expect these yields to increase as these facilities fill up. Properties that were developed before 2004 have contributed greatly to our earnings growth with net operating income before depreciation increasing by approximately $10.9 million in 2004 as compared to 2003. This growth was primarily due to higher occupancy levels in 2004 as compared to 2003. We expect that these facilities will continue to provide growth, however, at a growth rate that is much lower than experienced in 2004 as occupancy levels become more stabilized.

With respect to our Combination Facilities, we have been steadily converting these facilities into entirely self-storage facilities by converting the industrial space once used by our containerized storage operations into self-storage space. As of December 31, 2004, nine of the 17 Combination Facilities have been converted into entirely self-storage. The remaining eight facilities are expected to be converted over the next two years. Weighted average occupancy levels for the Combination Facilities at December 31, 2004 was 74.0% as compared to 84.1% at December 31, 2003, the drop in occupancy due to the addition of more space during 2004.

We continue to develop facilities, despite the short-term earnings dilution experienced during the fill-up period, because we believe that the ultimate returns on developed facilities are favorable. In addition, we believe that it is advantageous for us to continue to expand our asset base and benefit from the resulting increased critical mass, with facilities that will improve our portfolio's overall average construction and location quality.

We expect that over at least the next 12 months, the Developed Self-Storage Facilities will continue to have a negative impact to our earnings. Furthermore, the 47 expansion and newly developed facilities in our development pipeline described in "Liquidity and Capital Resources – Acquisition and Development of Facilities" that will be opened for operation over the next 24 months will also negatively impact our earnings until they reach a stabilized occupancy level.

Commercial Property Operations: Commercial property operations included in our consolidated financial statements include commercial space owned by the Company and entities consolidated by the Company. We have a much larger interest in commercial properties through our ownership interest in PSB. Our investment in PSB is accounted for on the equity method of accounting, and accordingly our share of PSB's earnings is reflected as "Equity in earnings of real estate entities", see below.

Our commercial operations are comprised of 1,040,000 net rentable commercial space operated at certain of the self-storage facilities and four stand-alone commercial facilities having a total of 302,000 net rentable square feet.

The results of our commercial operations are provided in the table below:

Commercial Property Operations
(excluding discontinued operations):

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Change	2003	2002	Change
			(Amounts in thousands)			
Rental income	$10,750	$11,001	$(251)	$11,001	$11,304	$(303)
Cost of operations	4,328	4,583	(255)	4,583	4,259	324
Net operating income before depreciation	6,422	6,418	4	6,418	7,045	(627)
Depreciation expense	(2,114)	(2,436)	322	(2,436)	(2,436)	-
Net operating income	$4,308	$3,982	$326	$3,982	$4,609	$(627)

Our commercial property operations consist primarily of facilities that are at a stabilized level of operations, and generally reflect the conditions in the markets in which they operate. We do not expect any significant growth in net operating income from this segment of our business for 2005.

Containerized Storage Operations: During 2002, 2003, and 2004, we have significantly curtailed the scope and number of facilities of our containerized storage operations, and continue to evaluate additional facilities for closure. At December 31, 2004, we operated 12 containerized storage facilities located in major markets in which we have significant traditional self-storage market presence. The operations with respect to the facilities that were closed or consolidated in 2002, 2003, and 2004 (the "Closed Facilities"), including historical operating results for previous periods, are not included in the table below and instead are included in "Discontinued Operations – Containerized storage" on our income statement. The following table sets forth continuing operations:

Containerized storage
(excluding discontinued operations):

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Change	2003	2002	Change
			(Dollar amounts in thousands)			
Rental and other income	$19,355	$23,991	$(4,636)	$23,991	$22,355	$1,636
Cost of operations:						
Direct operating costs	10,448	12,796	(2,348)	12,796	16,505	(3,709)
Facility lease expense	1,326	1,143	183	1,143	1,107	36
Total cost of operations	11,774	13,939	(2,165)	13,939	17,612	(3,673)
Operating income prior to depreciation	7,581	10,052	(2,471)	10,052	4,743	5,309
Depreciation expense (a)	(4,546)	(4,780)	234	(4,780)	(2,511)	(2,269)
Net operating income	$3,035	$5,272	$(2,237)	$5,272	$2,232	$3,040

(a) Depreciation expense principally relates to the depreciation related to the containers, however, depreciation expense for 2004, 2003 and 2002 includes $1,020,000, $1,218,000, and $592,000, respectively, related to real estate facilities.

Rental and other income includes monthly rental charges to customers for storage of the containers, service fees charged for pickup and delivery of containers to customers' homes and businesses and, prior to the termination of this moving service, moving service fees to move customers' goods from city to city. Rental and other income decreased to $19,355,000 for the year ended December 31, 2004 from $23,991,000 for the same period in 2003, primarily as a result of the termination of our long-distance moving service. At December 31, 2004, there were approximately 20,800 occupied containers at the 12 facilities.

Direct operating costs principally includes payroll, equipment lease expense, utilities and vehicle expenses (fuel and insurance). The reduction in direct operating costs is due primarily to the aforementioned termination of our long-distance moving service.

We expect that the net operating income of our containerized storage facilities in 2005 will be substantially equivalent to 2004's results, with increases in net operating income (prior to advertising) substantially offset by increased yellow page and other media advertising. There can be no assurance as to the ultimate level of the containerized storage business's expansion, level of gross rentals, level of occupancy or profitability. We continue to evaluate the business operations, and additional facilities may be closed.

See "Discontinued Operations" below for a discussion of operating results of the Closed Facilities.

Tenant Reinsurance Operations: On December 31, 2001, we acquired PS Insurance Company, Ltd. ("PS Insurance") from a related party. PS Insurance reinsures policies against losses to goods stored by tenants in our self-storage facilities. Effective January 1, 2002, the operations of PS Insurance are included in the income statement under "Revenues – tenant reinsurance premiums" and "Cost of operations – tenant reinsurance." The tenant reinsurance business earned $24,243,000, $22,464,000, and $19,947,000 in revenues for the years ended December 31, 2004, 2003, and 2002, respectively, and incurred $13,508,000, $11,987,000, and $9,411,000 in operating expenses, for the same periods. PS Insurance generated net operating profits of $10,735,000, $10,477,000 and $10,536,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The future level of tenant reinsurance revenues is largely dependent upon our occupancy level and move-in activity, as well as the level of such tenants that opt for such insurance. For the years ended December 31, 2004, 2003, and 2002, approximately 35%, 37%, and 37%, respectively, of our self-storage tenant base had such policies. New insurance business comes from tenants who sign up for insurance as they move into our self-storage facilities.

We have outside third-party insurance coverage for losses from any individual event that exceeds a loss of $500,000, to a limit of $10,000,000. Losses below these amounts are recorded as cost of operations for the tenant reinsurance operations.

The increase in operating expenses for the year ended December 31, 2004 as compared to the same period in 2003 is due primarily to $1,500,000 in estimated tenant claim payments resulting from a series of hurricanes in Florida that occurred in the quarter ended September 30, 2004.

Equity in earnings of real estate entities: In addition to our ownership of equity interests in PSB, we had general and limited partnership interests in eight limited partnerships at December 31, 2004 (PSB and the limited partnerships are collectively referred to as the "Unconsolidated Entities"). Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the year ended December 31, 2004 consists of our pro-rata share of the Unconsolidated Entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of real estate entities:

Historical summary:	Year Ended December 31,		Dollar	Year Ended December 31,		Dollar
	2004	2003	Change	2003	2002	Change
			(Amounts in thousands)			
Property operations:						
PSB	$68,545	$64,242	$4,303	$64,242	$65,212	$(970)
Acquisition Joint Venture	23	-	23	-	-	-
Disposed Investments (1)	-	10	(10)	10	325	(315)
Other Investments (2)	6,587	6,278	309	6,278	5,667	611
	75,155	70,530	4,625	70,530	71,204	(674)
Depreciation:						
PSB	(32,063)	(26,048)	(6,015)	(26,048)	(25,459)	(589)
Acquisition Joint Venture	(96)	-	(96)	-	-	-
Disposed Investments (1)	-	-	-	-	(65)	65
Other Investments (2)	(1,561)	(1,705)	144	(1,705)	(1,554)	(151)
	(33,720)	(27,753)	(5,967)	(27,753)	(27,078)	(675)
Other: (3)						
PSB (4)	(19,587)	(18,507)	(1,080)	(18,507)	(15,292)	(3,215)
Other Investments (2)	716	696	20	696	1,054	(358)
	(18,871)	(17,811)	(1,060)	(17,811)	(14,238)	(3,573)
Total equity in earnings of real estate entities	$22,564	$24,966	$(2,402)	$24,966	29,888	(4,922)

(1) Amounts include our pro-rata share of the earnings for the Development Joint Venture, which we began to consolidate effective January 16, 2002 and two partnerships that we began to consolidate effective January 1, 2002. On the respective dates of consolidation, we had obtained a controlling interest in these partnerships and began to consolidate the operations of these partnerships, and no longer account for our interest in these partnerships using the equity method (see Note 3 to the consolidated financial statements). Amounts also include income with respect to an investment that was disposed of in the second quarter of 2003.

(2) Amounts include equity in earnings recorded for investments that have been held consistently throughout the three years ended December 31, 2004.

(3) "Other" reflects our share of general and administrative expense, interest expense, interest income, and other non-property; non-depreciation related operating results of these entities.

(4) Our equity in earnings includes our pro-rata share of gain on disposition of real estate investments, impairment charges on real estate assets, and EITF Topic D-42 charges totaling $4,544,000, $187,000 and $3,737,000, respectively, during 2004, 2003 and 2002.

The decrease in equity in earnings of real estate entities when comparing 2003 to 2002, and 2004 to 2003, is caused by the net impact of PSB's gains, losses, impairment charges and EITF D-42 charges recorded in these periods. The decrease in comparing 2004 to 2003 also includes our pro-rata share of increased depreciation expense recorded by PSB due to its property acquisition activities in late 2003.

Equity in earnings of PSB represents our pro-rata share (approximately 44% at December 31, 2004 and 2003) of the earnings of PS Business Parks, Inc., a publicly traded real estate investment trust (American Stock Exchange symbol "PSB") organized by the Company on January 2, 1997. As of December 31, 2004, we owned 5,418,273 common shares and 7,305,355 operating partnership units (units which are convertible into common shares on a one-for-one basis) in PSB. At December 31, 2004, PSB owned and operated 18.0 million net rentable square feet of commercial space located in eight states.

Accordingly, our future equity income from PSB will be dependent entirely upon PSB's operating results. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on its website, www.psbusinessparks.com.

In January 2004, we entered into a joint venture partnership with an institutional investor for the purpose of acquiring up to $125.0 million of existing self-storage properties in the United States from third parties (the "Acquisition Joint Venture"). The venture is funded entirely with equity consisting of 30% from us and 70% from the institutional investor. As described more fully in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2004, our pro-rata share of earnings with respect to two of the facilities acquired directly by the Acquisition Joint Venture are reflected in Equity in Earnings in the table above. These two facilities were acquired by the Acquisition Joint Venture directly from third parties at an aggregate cost of $9,086,000. Our investment, with respect to these two facilities, was approximately $2,930,000. Our future equity in earnings with respect to the Acquisition Joint Venture will be dependent upon the level of earnings generated by these two properties owned by the Acquisition Joint Venture.

The "Other Investments" includes our equity in earnings with respect to our pro-rata share of earnings with respect to seven limited partnerships, for which we held an approximately consistent level of equity interest during the three years ended December 31, 2004. These limited partnerships were formed by the Company during the 1980's. The Company is the general partner in each limited partnership, and manages each of these facilities for a management fee that is included in "interest and other income." The limited partners consist of numerous individual investors, including the Company, which throughout the 1990's acquired units of limited partnership interests in these limited partnerships in various transactions.

Our future earnings with respect to the "Other investments" will be dependent upon the operating results of the 36 self-storage facilities that these entities own. The operating characteristics of these facilities are similar to those of the Company's self-storage facilities, and are subject to the same operational issues as the Consistent Group of self-storage facilities as discussed above with respect to Self-Storage Operations. See Note 6 to the consolidated financial statements for the operating results of these entities for the years ended December 31, 2004 and 2003.

Other Income and Expense Items

Interest and other income: Interest in other income includes (i) the net operating results from our third party property management operations, (ii) the net operating results from our merchandise sales and consumer truck rentals and (iii) interest income.

Interest and other income increased in 2004 as compared to 2003, due primarily to higher interest income attributable to higher average cash balances and higher average interest rates on short-term cash investments, offset partially by principal payments received on notes receivable.

Interest and other income remained constant in 2003 as compared to 2002 reflecting the impact of improved operating results from our merchandise sales and consumer truck rentals, offset by lower interest income attributable to lower average interest rates on short-term cash investments and principal payments received on notes receivable.

As discussed more fully in "Liquidity and Capital Resources" below, at December 31, 2004, we had cash balances totaling approximately $366.3 million. In addition, during the first quarter 2005, we issued approximately $135.0 million of our 6.18% Series D Cumulative Preferred Stock. The net proceeds from this issuance and our December 31, 2004 cash balances will be used primarily to fund future development, acquisition, and preferred redemption activities (see also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources"). In the interim, the net proceeds from our cash balances is expected to earn nominal interest income relative to the corresponding divided requirement. This difference will result in an estimated reduction to earnings per common share. In addition, we may issue additional preferred stock during 2005, raising the necessary funds to redeem additional high rate preferred stock during 2006. These issuances similarly will have a negative impact on earnings per share until the proceeds are utilized.

Depreciation and amortization: Depreciation and amortization expense was $183,148,000 in 2004, $184,145,000 in 2003, and $175,834,000 in 2002. Included in depreciation expense with respect to our real estate facilities was $169,000,000 in 2004, $171,114,000 in 2003, and $166,343,000 in 2002. The decrease in depreciation and amortization with respect to real estate facilities for 2004 as compared 2003 is due primarily to a reduction in depreciation with respect to maintenance capital expenditures, offset partially by an increase in depreciation with respect to newly developed and acquired facilities. The increase from 2002 to 2003 is due to the acquisition and development of additional real estate facilities in 1999 through 2003. Depreciation expense with respect to other assets, primarily depreciation of equipment and containers associated with the containerized storage operations, was $7,544,000 in 2004, $6,427,000 in 2003, and $2,887,000 in 2002. Amortization expense with respect to intangible assets totaled $6,604,000 for each of the three years ended December 31, 2004.

Depreciation and amortization during 2004 with respect to real estate facilities acquired or developed during 2004 amounted to $866,000 which was for a partial period for the time they were acquired until December 31, 2004, and we expect the annual depreciation expense with respect to these facilities for 2005 and forward will approximate $7,266,000.

General and administrative expense: General and administrative expense was $18,813,000 in 2004, $17,127,000 in 2003, and $15,619,000 in 2002. General and administrative costs for each year principally consist of state income taxes, investor relation expenses, and corporate and executive salaries. In addition, general and administrative expense includes expenses that vary depending upon the Company's activity levels in certain areas, such as overhead associated with the acquisition and development of real estate facilities, employee severance, and product research and development expenditures.

The increase in general and administrative expense from 2003 to 2004 is primarily due to higher stock-based compensation expense. Included in general and administrative expense for 2004 is $3,932,000 with respect to stock-based compensation expense, including $709,000 in stock option expense, $2,254,000 in restricted stock expense, and $969,000 in payroll taxes and other costs associated with employees' exercise of 1,958,000 stock options in 2004. Stock-based compensation expense totaled $2,685,000 for 2003, which is comprised of $530,000 in stock option expense, $970,000 in restricted stock expense and $1,185,000 in payroll taxes and other costs associated with employees' exercise of 2,743,000 stock options during 2003.

Total restricted stock and stock option expense, exclusive of payroll taxes on the exercise of options, should approximate $3.0 million based upon options and restricted stock outstanding at December 31, 2004. Future grants of restricted stock units and stock options could further increase our future stock-based compensation expense. The future level of payroll taxes and other costs associated with employees' exercise of stock options will depend upon the timing of employees' exercise of approximately 1,441,901 remaining stock options outstanding at December 31, 2004, the Company's stock price at the time of exercise, and the level of future grants of stock options.

General and administrative expense increased in 2003 as compared to 2002, is primarily due to an increase in stock-based compensation expense from $543,000 in 2002 to $2,685,000 for 2003.

Interest expense: Interest expense was $760,000 in 2004, $1,121,000 in 2003, and $3,809,000 in 2002. Debt and related interest expense remain relatively low compared to our overall asset base. The decrease in interest expense in 2004 compared to 2003 and 2002 is principally the result of lower average debt balances, offset partially by decreased capitalized interest due to lower average in-process development balances. Capitalized interest expense totaled $3,617,000 in 2004, $6,010,000 in 2003, and $6,513,000 in 2002 in connection with our development activities.

During 2004, we assumed notes with an aggregate principal balance of $94.7 million and an average interest rate of approximately 5.2% in connection with property acquisitions, and incurred interest expense with respect to these notes of $879,000 for the partial period these notes were became our liabilities.

As described more fully in Note 2 to the Consolidated Financial Statements, on December 31, 2004, seven facilities were acquired by the Acquisition Joint Venture from us for an aggregate of $23.0 million in cash. Our

Joint Venture Partner's interest in these properties will be accounted from as a financing arrangement and their pro-rata share of income with respect to their investment in these facilities will be included in interest expense. In January 2005, the Acquisition Joint Venture acquired interests in three additional facilities from us for an aggregate of $27.4 million in cash, and our joint venture partner's pro rata share of income will similarly be included in interest expense. We do not expect any further facilities to be acquired by the Acquisition Joint Venture, and future interest expense will be dependent upon the level of operations at the facilities acquired from us by the Acquisition Joint Venture.

We expect interest expense to increase in fiscal 2005 as compared to 2004, due to the assumption of additional notes combined with interest expense with respect to our Acquisition Joint Venture, offset partially by the effect of scheduled principal payments of approximately $15,506,000 in 2005.

Interest paid, including capitalized interest, was $5,240,000 in 2004, $7,131,000 in 2003, and $10,322,000 in 2002.

Minority interest in income: Minority interest in income represents the income allocable to equity interests in the Consolidated Entities, which are not owned by the Company. The following table summarizes minority interest in income for each of the three years ended December 31, 2004:

Description	Minority interest in income for the year ended December 31, 2004	December 31, 2003	December 31, 2002
		(in thousands)	
Preferred partnership interests:			
Ongoing distributions	$ 22,423	$ 26,906	$ 26,906
Special distribution and EITF Topic D-42 allocation	10,063	-	-
Consolidated Development Joint Venture (a)	5,652	4,211	2,399
Convertible Partnership Units (b)	328	305	283
Acquired minority interests (c)	842	2,170	4,821
Other minority interests (d)	10,605	10,111	9,678
Total minority interests in income	$ 49,913	$ 43,703	$ 44,087

(a) These amounts reflect income allocated to the minority interests in the Consolidated Development Joint Venture. Included in minority interest in income is $3,619,000, $3,362,000, and $3,227,000 in depreciation expense for the years ended December 31, 2004, 2003, and 2002, respectively.

(b) These amounts reflect the minority interests represented by the Convertible Partnership Units (see Note 9 to the consolidated financial statements). Included in minority interest is $333,000, $342,000, and $354,000 in depreciation expense for the years ended December 31, 2004, 2003, and 2002, respectively.

(c) These amounts reflect income allocated to minority interests that the Company acquired as of December 31, 2004, and are therefore no longer outstanding at December 31, 2004. Included in minority interest in income is $309,000, $812,000, and $2,915,000 in depreciation expense for the years ended December 31, 2004, 2003, and 2002, respectively.

(d) These amounts reflect income allocated to minority interests that were outstanding consistently throughout the three years ended December 31, 2004. Included in minority interest in income is $1,785,000, $1,812,000, and $1,591,000 in depreciation expense for the years ended December 31, 2004, 2003, and 2002, respectively.

On March 22, 2004, certain investors who held $200 million of our 9.5% Series N Cumulative Redeemable Perpetual Preferred Units agreed, in exchange for a special distribution of $8,000,000, to a reduction in the distribution rate on their preferred units from 9.50% per year to 6.40% per year, and an extension of the call date for these securities to March 17, 2010. The investors also received their distribution that accrued from January 1, 2004 through the effective date of the exchange.

Principally as a result of the rate reduction, ongoing distributions paid to the preferred partnership interests was reduced by $4,483,000 in 2004 as compared to 2003. This decrease was offset by an increase in income allocable to minority interests of approximately $10,063,000 due to (i) the $8,000,000 special distribution to the holders of the preferred units and (ii) the application of EITF Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" totaling $2,063,000, which represents the excess of the $200 million stated amount of the preferred units over their carrying amount.

We have called for redemption our 9.5% Series N Preferred Units ($40.0 million) and our 9.125% Series O Preferred Units ($45.0 million). Each of these securities will be redeemed for cash in March 2005. We expect additional allocations with respect to these units in accordance with EITF Topic D-42 will approximate $873,000 in the first quarter of 2005, as a result of these redemptions. We expect that our aggregate annual distributions for 2005 with respect to our Cumulative Redeemable Perpetual Preferred Units will approximate $16.2 million after taking into consideration the March 2005 planned redemptions.

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner whose partners include an institutional investor and the Company's Chairman and former CEO, B. Wayne Hughes ("Mr. Hughes"). The Consolidated Development Joint Venture is funded solely with equity capital consisting of 51% from the Company and 49% from the joint venture partner. Included in minority interest in income for the years ended December 31, 2002, 2003, and 2004 is $2,399,000, $4,211,000, and $5,652,000, respectively, representing our joint venture partner's pro-rata interest in the operations of the Consolidated Development Joint Venture. The facilities in the entity are newly developed facilities that have been in the fill-up phase. The increase in minority interest in income in 2004 and 2003 as compared to the preceding years with respect to the Consolidated Development Joint Venture is due to the opening and fill-up of the facilities owned by this entity. We expect that such minority interest in income will continue to increase during 2005 as the facilities continue to fill-up and increase the earnings of this entity.

The acquired minority interests reflect interests in the consolidated entities that we acquired as of December 31, 2004 and are therefore no longer outstanding. There will be no further income allocated to these interests in 2005 and beyond.

Other minority interests reflect income allocated to minority interests that have maintained a consistent level of interest throughout the three years ended December 31, 2004, comprised of investments in the Consolidated Entities and the Operating Partnership Units described in Note 10 to the Company's consolidated financial statements. The level of income allocated to these interests in the future is dependent upon the operating results of the storage facilities that these entities own, as well as any acquisitions of minority interests that we may acquire in the future.

Discontinued Operations: As described more fully in Note 4 to the consolidated financial statements, during 2002, 2003 and 2004, we implemented a business plan which included the closure of 43 of 55 containerized storage facilities that were open at December 31, 2001. The 43 facilities are hereinafter referred to as the "Closed Facilities."

During 2004, we sold one of our commercial facilities located in West Palm Beach, Florida. The facility was sold to a third party on October 28, 2004 for an aggregate of $3.8 million in cash. In 2002, we sold one of our commercial facilities to a third party for an aggregate $3.9 million in cash. These facilities are referred to as the "Sold Commercial Facilities"

During the first quarter of 2003, we entered into a business plan to exit the Knoxville, Tennessee market, and listed our four self-storage facilities in this market for sale. In addition, in October 2003, we sold a self-storage facility located in Perrysburg, Ohio (collectively, these five facilities are referred to as the "Sold Self-Storage Facilities"). These facilities were sold in 2003 for a gain of approximately $5,476,000 included in the table below.

During 2002, in connection primarily with the closure or planned closure of 22 of the Closed Facilities, we recorded asset impairment losses with respect to the containers and equipment utilized by these facilities totaling $6,504,000. In 2003, we recorded impairment charges on assets for nine Closed Facilities of $2,479,000 and a

$750,000 asset impairment charge on a real estate facility previously used by the containerized storage business, as well as an additional $355,000 loss upon sale of this real estate facility. During 2004, impairment charges of 1,575,000 were recorded with respect to the Closed Facilitates.

During 2002, lease termination costs, representing the expected remaining lease liability following closure of the facilities, were accrued in the amount of $2,447,000. In accordance with the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which we adopted on January 1, 2003, we no longer accrue for such lease termination or other liabilities and instead recognize such expenses as they are incurred.

The historical operations of the aforementioned facilities (including the asset impairment losses and lease termination costs) are classified as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to these facilities for current and prior periods included in the line-item "Discontinued Operations" on the consolidated income statement. These amounts are set forth below:

Discontinued Operations:

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Change	2003	2002	Change
			(Dollar amounts in thousand)			
Rental income (a):						
Sold self-storage facilities	$ -	$1,579	$(1,579)	$1,579	$1,841	$(262)
Closed facilities	7,488	19,347	(11,859)	19,347	29,764	(10,417)
Sold commercial properties	314	441	(127)	441	745	(304)
Total rental income	7,802	21,367	(13,565)	21,367	32,350	(10,983)
Cost of operations (a):						
Sold self-storage facilities	-	617	(617)	617	742	(125)
Closed facilities	6,733	15,157	(8,424)	15,157	28,032	(12,875)
Sold commercial properties	81	105	(24)	105	287	(182)
Total cost of operations	6,814	15,879	(9,065)	15,879	29,061	(13,182)
Depreciation and amortization (a):						
Sold self-storage facilities	-	424	(424)	424	528	(104)
Closed facilities	1,115	3,335	(2,220)	3,335	5,071	(1,736)
Sold commercial properties	82	99	(17)	99	215	(116)
Total depreciation and amortization	1,197	3,858	(2,661)	3,858	5,814	(1,956)
Income (loss) before other items	(209)	1,630	(1,839)	1,630	(2,525)	4,155
Other items:						
Asset impairment charges	(1,575)	(3,229)	1,654	(3,229)	(6,504)	3,275
Lease termination costs	(416)	-	(416)	-	(2,447)	2,447
Net gain on disposition of assets	971	5,121	(4,150)	5,121	-	5,121
Total other items	(1,020)	1,892	(2,912)	1,892	(8,951)	10,843
Net discontinued operations	$(1,229)	$3,522	$(4,751)	$3,522	($11,476)	$14,998

(a) These amounts represent the historical operations of the Closed Facilities and the Sold Facilities. Amounts with respect to these facilities, prior to their discontinuance, were previously classified as rental income, cost of operations, and depreciation expense and gain/(loss) on sales in the consolidated financial statements.

Two of the Closed Facilities are in the process of closing which we expect will be completed in the first half of 2005. We expect that these facilities will continue to generate operating losses until final closure.

Gain (loss) in disposition of real estate: In the year ended December 31, 2004, we recorded a net gain on disposition of real estate assets of $67,000, as compared to a net gain of $1,007,000 in 2003 and a loss of $2,541,000 in 2002. The gain in 2004 is composed of a gain on sale of four vacant parcels of land and partial condemnation with respect to two existing self-storage facilities totaling $1,317,000, as well as $1,250,000 casualty loss with respect to real-estate assets damaged as a result of hurricanes in the State of Florida. The gain in 2003 is composed of a gain on sale of investments of $316,000, and a gain on sale of seven parcels of land and two self-storage facilities aggregating $691,000. The net loss in 2002 is composed of a loss on disposition of land and a commercial facility totaling $702,000 as described in Note 5, combined with a loss on disposition of partnership interests in the amount of $1,839,000.

Liquidity and Capital Resources

We believe that our internally generated net cash provided by operating activities will continue to be sufficient to enable us to meet our operating expenses, capital improvements, debt service requirements and distributions to shareholders for the foreseeable future. Cash and cash equivalents totaled $366.3 million at December 31, 2004. We expect that these funds will be utilized to fund our acquisition and development activities, and fund the redemptions of preferred securities that become callable at our option during 2005.

Operating as a real estate investment trust ("REIT"), our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be used to make distributions to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund distributions to the minority interest, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31, (Amount in thousands)		
	2004	2003	2002
Net cash provided by operating activities	$647,443	$608,624	$591,283
Allocable to minority interests (Preferred Units) – ongoing distributions	(22,423)	(26,906)	(26,906)
Allocable to minority interests (Preferred Units) – special distribution(a)	(8,000)	-	-
Allocable to minority interests (common equity)	(23,473)	(23,125)	(25,268)
Cash from operations allocable to our shareholders	593,547	558,593	539,109
Capital improvements to maintain our facilities	(35,868)	(30,175)	(26,993)
Add back: minority interest share of capital improvements	494	505	926
Remaining operating cash flow available for distributions to our shareholders	558,123	528,923	513,042
Distributions paid to:			
Preferred shareholders	(157,925)	(146,196)	(148,926)
Equity Stock, Series A shareholders	(21,501)	(21,501)	(21,501)
Common and Class B shareholders	(230,834)	(225,864)	(221,299)
Cash available for principal payments on debt and reinvestment	$147,913	$135,362	$121,316

(a) The $8 million special distribution was paid to a unitholder of our 9.5% Series N Cumulative Redeemable Perpetual Preferred Units in conjunction with a March 22, 2004 agreement that, among other things, lowered the distribution rate from 9.5% to 6.4%.

Our financial profile is characterized by a low level of debt to total capitalization, increasing net income, increasing cash flow from operations, and a conservative dividend payout ratio with respect to the common stock. We expect to fund our growth strategies with cash on hand at December 31, 2004, internally generated retained cash flows, and proceeds from issuing equity securities. In general, our current strategy is to continue to finance our growth with permanent capital, either common or preferred equity. We have in the past used our $200 million line of credit as temporary "bridge" financing, and repaid those amounts with internally generated cash flows and proceeds from the placement of permanent capital. In addition, we have assumed existing debt in connection with the acquisition of facilities. As of December 31, 2004, we had no outstanding borrowings under our $200 million bank line of credit.

Our portfolio of real estate facilities remains substantially unencumbered. At December 31, 2004, we had mortgage debt outstanding of $95.9 million (which encumbers 34 facilities with a book value of $195.3 million) and unsecured debt in the amount of $33.6 million. We also have Debt to Joint Venture Partner amounting to $16.1 million with respect to seven real estate facilities with an aggregate book value of $24.7 million.

Over the past three years we have funded substantially all of our growth with permanent capital (both common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred stock has no sinking fund requirement, or maturity date and does not require redemption, all of which eliminate any future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred stock at any time, which during 2001 through 2004 enabled us to effectively refinance higher coupon preferred stock with new preferred stock at lower rates, (iv) preferred stock does not contain onerous covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred stock can be applied to our REIT distribution requirements.

Our credit ratings on each of our series of Cumulative Preferred Stock are "Baa2" by Moody's and "BBB+" by Standard & Poor's.

We believe that our size and financial flexibility enables us to access capital when appropriate. Since the beginning of 2002, we completed the following capital raising activities (amounts are presented net of issuance costs):

Securities issued	Date issued	Cumulative Preferred Stock
		(in thousands)
7.625% Cumulative Preferred Stock, Series T	January 18, 2002	$ 145,075
7.625% Cumulative Preferred Stock, Series U	February 19, 2002	145,075
7.500% Cumulative Preferred Stock, Series V	September 30, 2002	166,866
6.500% Cumulative Preferred Stock, Series W	October 6, 2003	128,126
6.500% Cumulative Preferred Stock, Series X	November 13, 2003	116,020
6.850% Cumulative Preferred Stock, Series Y	January 2, 2004	40,000
6.250% Cumulative Preferred Stock, Series Z	March 5, 2004	108,756
6.125% Cumulative Preferred Stock, Series A	March 31, 2004	111,178
7.125% Cumulative Preferred Stock, Series B	June 30, 2004	105,124
6.600% Cumulative Preferred Stock, Series C	September 13, 2004	111,178
6.180% Cumulative Preferred Stock, Series D	February 28, 2005	130,548
		$ 1,307,946

We used approximately $654.4 million of these net proceeds in order to redeem higher-coupon preferred securities, as follows:

Security Redeemed or Repurchased	Date Redeemed or Repurchased	Cumulative Preferred Stock
		(in thousands)
10.00% Cumulative Preferred Units, Series A	September 30, 2002	$ 45,643
8.000% Cumulative Preferred Stock, Series J	October 7, 2002	150,018
Cumulative Preferred Stock, Series C	October 7, 2002	30,018
9.200% Cumulative Preferred Stock, Series B	March 31, 2003	57,517
8.250% Cumulative Preferred Stock, Series K	January 19, 2004	115,000
8.250% Cumulative Preferred Stock, Series L	March 10, 2004	115,021
8.750% Cumulative Preferred Stock, Series M	August 14, 2004	56,270
9.500% Cumulative Preferred Stock, Series D	September 30, 2004	30,020
10.00% Cumulative Preferred Stock, Series E	January 31, 2005	54,895
		$ 654,402

The Cumulative Preferred Stock amounts listed above include redemption costs.

We currently have approximately $142.5 million of additional preferred securities that become redeemable at our option in 2005, as follows.

Security	Earliest Redemption Date	Dividend Rate	Liquidation Value (000's)
Series N Preferred Units (a)	3/17/05	9.500%	$ 40,000
Series O Preferred Units (a)	3/29/05	9.125%	45,000
Series F Preferred Stock	4/30/05	9.750%	57,500
Total securities available for redemption through 12/31/05		9.482%	$ 142,500

(a) During February 2005, these securities were called for redemption. The redemptions will take effect on their earliest redemption dates noted in the table above.

We expect that we will redeem each of these securities at each respective earliest redemption date. Cash on-hand at December 31, 2004, will be utilized to redeem these securities.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that the Company continues to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed to our shareholders prior to filing of the Company's tax return. We have satisfied the REIT distribution requirement since 1980.

Aggregate dividends paid during 2004 totaled $157.9 million to the holders of our Cumulative Preferred Stock, $230.8 million to the holders of our Common Stock and $21.5 million to the holders of our Equity Stock, Series A. Although we have not finalized the calculation of our 2004 taxable income, we believe that the aggregate dividends paid in 2004 to our shareholders enabled us to continue to qualify as a REIT.

We estimate that the distribution requirements for fiscal 2005 with respect to our Cumulative Preferred Stock outstanding, and assuming the redemption of the preferred securities mentioned above, will be approximately $160.3 million.

During 2004, we paid distributions totaling $30.4 million, including a special onetime distribution of $8 million, with respect to our Preferred Partnership Units. We estimate the 2005 distribution requirements with respect to the preferred partnership units outstanding at December 31, 2004, assuming redemption of the Series N and O Preferred Units at the dates indicated, to be approximately $16.2 million.

For 2005, distributions with respect to the Common Stock and Equity Stock, Series A will be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders. We anticipate that, at a minimum, quarterly distributions per common share will remain at $0.45 per common share. For the first quarter of 2005, a quarterly distribution of $0.45 per common share has been declared by our Board of Directors.

With respect to the depositary shares of Equity Stock, Series A, we have no obligation to pay distributions if no distributions are paid to the common shareholders. To the extent that we do pay common distributions in any year, the holders of the depositary shares receive annual distributions equal to the lesser of (i) five times the per share dividend on the common stock or (ii) $2.45. The depositary shares are non-cumulative, and have no preference over our Common Stock either as to dividends or in liquidation.

Capital Improvement Requirements: During 2005, we have budgeted approximately $50 million for capital improvements. Capital improvements include major repairs or replacements to the facilities which keep the facilities in good operation condition and maintain their visual appeal. Capital improvements do not include costs relating to the development or expansion of facilities.

Debt Service Requirements: We do not believe we have any significant refinancing risks with respect to our Notes Payable and Debt to Joint Venture Partners. Except for the debt to joint venture partners all such debt is fixed rate. At December 31, 2004, we had total outstanding notes payable of approximately $145.6 million. See Note 8 & 9 to the consolidated financial statements for approximate principal maturities of such borrowings. We anticipate that our retained operating cash flow will continue to be sufficient to enable us to make scheduled principal payments. It is our current intent to fully amortize our debt as opposed to refinance debt maturities with additional debt.

Acquisition and Development of Facilities: During 2005, we will continue to seek to acquire additional self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake. For 2005, we do not anticipate that our joint venture partnerships will fund additional acquisitions from third parties or developments, all of which we expect to be funded entirely by the Company.

In January 2005, we acquired six additional self-storage facilities from third parties (total net rentable square feet of 304,000) at an aggregate cost of approximately $23.6 million of cash. These acquisitions were funded entirely by us.

As of March 14, 2005, we are under contract to purchase six self-storage facilities (total approximate net rentable square feet of 448,000) at an aggregate cost of approximately $48.1 million. We anticipate that these acquisitions will be funded entirely by us. Each of these contracts is subject to significant contingencies, and there is no assurance that any of these facilities will be acquired.

We currently have a development "pipeline" of 47 self-storage facilities and expansions to existing self-storage facilities with an aggregate estimated cost of approximately $210.7 million (unaudited). Approximately $47.3 million of development cost has been incurred as of December 31, 2004. The development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. We estimate that the amount remaining to be spent of approximately $163.4 million will be incurred over the next 24 months. The following table sets forth certain information with respect to our development pipeline.

DEVELOPMENT PIPELINE SUMMARY

	Number of projects	Net rentable sq. ft.	Total estimated development costs	Costs incurred through 12/31/04	Costs to complete
			(Amounts in thousands)		
Facilities currently under construction:					
Self-storage facilities	5	333	$ 33,776	$ 21,718	$ 12,058
Expansions to existing self-storage facilities	6	192	9,227	3,147	6,080
	11	525	43,003	24,865	18,138
Facilities awaiting construction, where land is acquired:					
Self-storage facilities	4	361	53,589	19,307	34,282
Expansions to existing self-storage facilities	29	1,931	95,054	2,736	92,318
	33	2,292	148,643	22,043	126,600
Self-storage facilities awaiting construction, where land has not yet been acquired					
Self Storage Facility	1	60	11,038	263	10,775
Expansions to Self-storage Facility	2	123	7,973	106	7,867
	3	183	19,011	369	18,642
Total Development Pipeline	47	3,000	$ 210,657	$ 47,277	$ 163,380

In addition to the above projects, we have five parcels of land held for development with total costs of approximately $8,883,000 at December 31, 2004. These parcels will either be developed or sold.

Stock Repurchase Program: The Company's Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. During 2003, we repurchased 175,000 shares for approximately $6.0 million. During 2004, we repurchased 445,700 shares for approximately $20.3 million. From the inception of the repurchase program through December 31, 2004, we have repurchased a total of 22,117,720 shares of common stock at an aggregate cost of approximately $562.2 million.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting either of common or preferred stock. At December 31, 2004, the Company's debt as a percentage of total shareholders' equity (based on book values) was 3.3%.

Our preferred stock is not redeemable at the option of the holders. Except under certain conditions relating to the Company's qualification as a REIT, the Senior Preferred Stock is not redeemable by the Company prior to the following dates: Series F – April 30, 2005, Series Q – January 19, 2006, Series R – September 28, 2006, Series S – October 31, 2006, Series T – January 18, 2007, Series U – February 19, 2007, Series V – September 30, 2007, Series W – October 6, 2008, Series X – November 13, 2008, Series Y – January 2, 2009, Series Z – March 5, 2009, Series A – March 31, 2009, Series B – June 30, 2009, Series C – September 13, 2009 and Series D – February 28, 2010. On or after the respective dates, each of the series of Preferred Stock will be redeemable at the option of the Company, in whole or in part, at $25 per share (or depositary share in the case of the Series Q through Series X, Series Z, and Series A through Series D, plus accrued and unpaid dividends.

Our market risk sensitive instruments include notes payable, which totaled $129,519,000 at December 31, 2004. All of our notes payable bear interest at fixed rates. See Note 7 to the consolidated financial statements for terms, valuations and approximate principal maturities of the notes payable as of December 31, 2004.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2004 and the report of Ernst & Young LLP, Independent Registered Public Accountants, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports the Company files and submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of December 31, 2004, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Act of 1934 as amended). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Office and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Public Storage, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Public Storage, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Public Storage, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Public Storage, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Public Storage, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Public Storage, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of Public Storage, Inc. and our report dated March 14, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, CA
March 14, 2005

PART III

ITEM 9B. Other Information

Not Applicable.

ITEM 10. Directors and Executive Officers of the Registrant

The information required by this item with respect to directors is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement filed in connection with the annual shareholders' meeting to be held on May 5, 2005 (the "Proxy Statement") under the caption "Election of Directors."

The information required by this item with respect to the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Election of Directors – Directors and Committee Meetings."

The information required by this item with respect to Section 16(a) compliance is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Election of Directors – Directors and Committee Meetings." Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 47, has been Vice Chairman, Chief Executive Officer and a director of the Company since November 2002. Mr. Havner has been employed by the Company in various accounting and operational capacities since 1986 and served as Senior Vice President and Chief Financial Officer of the Company from November 1991 until December 1996 when be became Chairman, President and Chief Executive Officer of PS Business Parks, Inc. (AMEX: symbol PSB), an affiliate of the Company, a capacity in which he served until September 2002. He is a member of the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT) and the Urban Land Institute (ULI) and a director of Business Machine Security, Inc., The Mobile Storage Group, and Union BanCal and its primary subsidiary, Union Bank of California, N.A. Mr. Havner earned a Bachelor of Arts degree in Economics from the University of California, Los Angeles.

Harvey Lenkin, age 68, became President and a director of the Company in November 1991. Mr. Lenkin has been employed by the Company for 27 years. He has been a director of PSB since March 1998 and was President of PSB from 1990 until March 1998. He is a director of Paladin Realty Income Properties I, Inc., a director of Huntington Memorial Hospital in Pasadena, California, and a former member of the Executive Committee of the Board of Governors of the National Association of Real Estate Investment Trusts, Inc. (NAREIT).

John Reyes, age 44, a certified public accountant, joined the Company in 1990 and was Controller of the Company from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of the Company in November 1995 and a Senior Vice President of the Company in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young.

John S. Baumann, age 44, became Senior Vice President and Chief Legal Officer of the Company in June 2003. From 1998 to 2002, Mr. Baumann was Senior Vice President and General Counsel of Syncor International

Corporation, an international high technology health care services company. From 1995 to 1998, he was Associate General Counsel of KPMG LLP, an international accounting, tax and consulting firm.

John E. Graul, age 53, became Senior Vice President and President, Self-Storage Operations, in February 2004, with overall responsibility for the Company's national operations. From 1992 until joining the Company, Mr. Graul was employed by McDonald's Corporation where he served in various management positions, most recently as Vice President and General Manager – Pacific Sierra Region.

David F. Doll, age 46, became Senior Vice President and President, Real Estate Group, in February 2005, with responsibility for Company's real estate activities, including property acquisitions, developments, and repackagings. Before joining the Company, Mr. Doll was Senior Executive Vice President of Development for Westfield Corporation, a major international owner and operator of shopping malls, where he was employed since 1995.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Compensation" and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Election of Directors – Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management."

The following table sets forth information as of December 31, 2004 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (a)	1,683,722	(b)	$36.42	2,608,882
Equity compensation plans not approved by security holders (c)	10,219		$25.74	2,121,671

a) The Company's stock option and stock incentive plans are described more fully in Note 13 to the consolidated financial statements. All plans other than the 2000 and 2001 Non-Executive/Non-Director Plans, were approved by the Company's shareholders.

b) Includes 252,040 restricted stock units that, if and when vested, will be settled in shares of common stock of the Company on a one for one basis.

c) The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2000 and 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and directors. The principal terms of these plans are as follows: (1) 2,500,000 shares of common stock were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments, or as indicated by the applicable grant agreement.

ITEM 13. Certain Relationships and Related Transactions

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Certain Relationships and Related Transactions and Legal Proceedings."

ITEM 14. Principal Accountant Fees and Services

The information required by this item with respect to fees and services provided by the Company's independent auditors is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Ratification of Auditors—Fees Billed to the Company by Ernst & Young LLP for 2003 and 2004".

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Exhibits:

See Index to Exhibits contained herein.

c. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE, INC.

INDEX TO EXHIBITS (1)

(Items 15(a)(3) and 15(c))

3.1 Restated Articles of Incorporation. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.2 Certificate of Determination for the 10% Cumulative Preferred Stock, Series A. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.3 Amendment to Certificate of Determination for the 10% Cumulative Preferred Stock, Series A. Filed with the Registrant's Form 10-Q for the quarterly period ended March 31, 2004 and incorporated herein by reference.

3.4 Certificate of Determination for the 9.20% Cumulative Preferred Stock, Series B. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.5 Amendment to Certificate of Determination for the 9.20% Cumulative Preferred Stock, Series B. Filed with Registrant's Registration Statement No. 33-56925 and incorporated herein by reference.

3.6 Amendment to Certificate of Determination for the 9.20% Cumulative Preferred Stock Series B. Filed with the Registrant's Form 10-Q for the quarterly period ended June 30, 2004 and incorporated herein by reference.

3.7 Certificate of Determination for the 8.25% Convertible Preferred Stock. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.8 Certificate of Determination for the Adjustable Rate Cumulative Preferred Stock, Series C. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.9 Amendment to Certificate of Determination for the Adjustable Rate Cumulative Preferred Stock Series C. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference.

3.10 Certificate of Determination for the 9.50% Cumulative Preferred Stock, Series D. Filed with Registrant's Form 8-A/A Registration Statement relating to the 9.50% Cumulative Preferred Stock, Series D and incorporated herein by reference.

3.11 Amendment to Certificate of Determination of Preferences of 9.50% Cumulative Preferred Stock, Series D. Filed herewith.

3.12 Certificate of Determination for the 10% Cumulative Preferred Stock, Series E. Filed with Registrant's Form 8-A/A Registration Statement relating to the 10% Cumulative Preferred Stock, Series E and incorporated herein by reference.

3.13 Certificate of Determination for the 9.75% Cumulative Preferred Stock, Series F. Filed with Registrant's Form 8-A/A Registration Statement relating to the 9.75% Cumulative Preferred Stock, Series F and incorporated herein by reference.

3.14 Registration Statement No. 33-63947 and incorporated herein by reference.

3.15 Certificate of Amendment of Articles of Incorporation. Filed with Registrant's Registration Statement No. 33-63947 and incorporated herein by reference.

3.16 Certificate of Determination for the 8-7/8% Cumulative Preferred Stock, Series G. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G and incorporated herein by reference.

3.17 Certificate of Determination for the 8.45% Cumulative Preferred Stock, Series H. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H and incorporated herein by reference.

3.18 Certificate of Determination for the Convertible Preferred Stock, Series CC. Filed with Registrant's Registration Statement No. 333-03749 and incorporated herein by reference.

3.19 Certificate of Correction of Certificate of Determination for the Convertible Participating Preferred Stock. Filed with Registrant's Registration Statement No. 333-08791 and incorporated herein by reference.

3.20 Certificate of Determination for 8-5/8% Cumulative Preferred Stock, Series I. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I and incorporated herein by reference.

3.21 Certificate of Amendment of Articles of Incorporation. Filed with Registrant's Registration Statement No. 333-18395 and incorporated herein by reference.

3.22 Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended June 30, 1997 and incorporated herein by reference.

3.23 Certificate of Determination for Equity Stock, Series AA. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.24 Certificate Decreasing Shares Constituting Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.25 Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.26 Certificate of Determination for 8% Cumulative Preferred Stock, Series J. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J and incorporated herein by reference.

3.27 Certificate of Correction of Certificate of Determination for the 8.25% Convertible Preferred Stock. Filed with Registrant's Registration Statement No. 333-61045 and incorporated herein by reference.

3.28 Certificate of Determination for 8-1/4% Cumulative Preferred Stock, Series K. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K and incorporated herein by reference.

3.29 Certificate of Determination for 8-1/4% Cumulative Preferred Stock, Series L. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L and incorporated herein by reference.

3.30 Certificate of Determination for 8.75% Cumulative Preferred Stock, Series M. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M and incorporated herein by reference.

3.31 Certificate of Determination for Equity Stock, Series AAA. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

3.32 Certificate of Determination for 9.5% Cumulative Preferred Stock, Series N. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

3.33 Certificate of Determination for 9.125% Cumulative Preferred Stock, Series O. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

3.34 Certificate of Determination for 8.75% Cumulative Preferred Stock, Series P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

3.35 Certificate of Determination for 8.600% Cumulative Preferred Stock, Series, Q. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q and incorporated herein by reference.

3.36 Amendment to Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference.

3.37 Certificate of Determination for 8.000% Cumulative Preferred Stock, Series R. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R and incorporated herein by reference.

3.38 Certificate of Determination for 7.875% Cumulative Preferred Stock, Series S. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S and incorporated herein by reference.

3.39 Certificate of Determination for 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T and incorporated herein by reference.

3.40 Certificate of Determination for 7.625% Cumulative Preferred Stock, Series U. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U and incorporated herein by reference.

3.41 Amendment to Certificate of Determination for 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by reference.

3.42 Certificate of Determination for 7.500% Cumulative Preferred Stock, Series V. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V and incorporated herein by reference.

3.43 Certificate of Determination for 6.500% Cumulative Preferred Stock, Series W. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock, Series W and incorporated herein by reference.

3.44 Certificate of Determination for 6.450% Cumulative Preferred Stock, Series X. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series X and incorporated herein by reference.

3.45 Certificate of Determination for the 6.85% Cumulative Preferred Stock, Series Y. Filed with the Registrant's Form 10-Q for the quarterly period ended March 31, 2004 and incorporated herein by reference.

3.46 Certificate of Determination for 6.250% Cumulative Preferred Stock, Series Z. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z and incorporated herein by reference.

3.47 Certificate of Determination for 6.125% Cumulative Preferred Stock, Series A. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.125% Cumulative Preferred Stock, Series A and incorporated herein by reference.

3.48 Certificate of Determination for 6.40% Cumulative Preferred Stock, Series NN. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and incorporated herein by reference.

3.49 Certificate of Determination for 7.125% Cumulative Preferred Stock, Series B. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.125% Cumulative Preferred Stock, Series B and incorporated herein by reference.

3.50 Certificate of Determination for 6.60% Cumulative Preferred Stock, Series C. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.60% Cumulative Preferred Stock, Series C and incorporated herein by reference.

3.51 Certificate of Determination for 6.18% Cumulative Preferred Stock, Series D. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.18% Cumulative Preferred Stock, Series D and incorporated herein by reference.

3.52 Bylaws, as amended. Filed with Registrant's Registration Statement No. 33-64971 and incorporated herein by reference.

3.53 Amendment to Bylaws adopted on May 9, 1996. Filed with Registrant's Registration Statement No. 333-03749 and incorporated herein by reference.

3.54 Amendment to Bylaws adopted on June 26, 1997. Filed with Registrant's Registration Statement No. 333-41123 and incorporated herein by reference.

3.55 Amendment to Bylaws adopted on January 6, 1998. Filed with Registrant's Registration Statement No. 333-41123 and incorporated herein by reference.

3.56 Amendment to Bylaws adopted on February 10, 1998. Filed with Registrant's Current Report on Form 8-K dated February 10, 1998 and incorporated herein by reference.

3.57 Amendment to Bylaws adopted on March 4, 1999. Filed with Registrant's Current Report on Form 8-K dated March 4, 1999 and incorporated herein by reference.

3.58 Amendment to Bylaws adopted on May 6, 1999. Filed with Registrants' Form 10-Q for the quarterly period ended June 30, 1999 and incorporated herein by reference.

3.59 Amendment to Bylaws adopted on November 7, 2002. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by reference.

3.60 Amendment to Bylaws adopted on May 8, 2003. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 and incorporated herein by reference.

3.61 Amendment to Bylaws adopted on August 5, 2003. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and incorporated herein by reference.

3.62 Amendment to Bylaws adopted on March 11, 2004. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

10.1 Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

10.2 Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

10.3 Loan Agreement between Registrant and Aetna Life Insurance Company dated as of July 11, 1988. Filed with Registrant's Current Report on Form 8-K dated July 14, 1988 and incorporated herein by reference.

10.4 Amendment to Loan Agreement between Registrant and Aetna Life Insurance Company dated as of September 1, 1993. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

10.5 Second Amended and Restated Credit Agreement by and among Registrant, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of February 25, 1997. Filed with Registrant's Registration Statement No. 333-22665 and incorporated herein by reference.

10.6 Note Assumption and Exchange Agreement by and among Public Storage Management, Inc., Public Storage, Inc., Registrant and the holders of the notes dated as of November 13, 1995. Filed with Registrant's Registration Statement No. 33-64971 and incorporated herein by reference.

10.7* Registrant's 1990 Stock Option Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

10.8* Registrant's 1994 Stock Option Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

10.9* Registrant's 1996 Stock Option and Incentive Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

10.10 Deposit Agreement dated as of December 13, 1995, among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G and incorporated herein by reference.

10.11 Deposit Agreement dated as of January 25, 1996, among Registrant, The First national Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H and incorporated herein by reference.

10.12* Employment Agreement between Registrant and B. Wayne Hughes dated as of November 16, 1995. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31,1995 and incorporated herein by reference.

10.13 Deposit Agreement dated as of November 1, 1996, among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I and incorporated herein by reference.

10.14 Limited Partnership Agreement of PSAF Development Partners, L.P. between PSAF Development, Inc. and the Limited Partner dated as of April 10, 1997. Filed with Registrant's Form 10-Q for the quarterly period ended June 30, 1997 and incorporated herein by reference.

10.15 Deposit Agreement dated as of August 28, 1997 among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J and incorporated herein by reference.

10.16 Agreement of Limited Partnership of PS Business Parks, L.P. dated as of March 17, 1998. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.

10.17 Deposit Agreement dated as of January 19, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K and incorporated herein by reference.

10.18 Agreement and Plan of Merger among Storage Trust Realty, Registrant and Newco Merger Subsidiary, Inc. dated as of November 12, 1998. Filed with Registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.19 Amendment No. 1 to Agreement and Plan of Merger among Storage Trust Realty, Registrant, Newco Merger Subsidiary, Inc. and STR Merger Subsidiary, Inc. dated as of January 19, 1999. Filed with registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.20 Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P., dated as of March 12, 1999. Filed with Registrant's Form 10-Q for the quarterly period ended June 30, 1999 and incorporated herein by reference.

10.21* Storage Trust Realty 1994 Share Incentive Plan. Filed with Storage Trust Realty's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

10.22* Amended and Restated Storage Trust Realty Retention Bonus Plan effective as of November 12, 1998. Filed with Registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.23 Deposit Agreement dated as of March 10, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L and incorporated herein by reference.

10.24 Note Purchase Agreement and Guaranty Agreement with respect to $100,000,000 of Senior Notes of Storage Trust Properties, L.P. Filed with Storage Trust Realty's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

10.25 Deposit Agreement dated as of August 17, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M and incorporated herein by reference.

10.26 Limited Partnership Agreement of PSAC Development Partners, L.P. among PS Texas Holdings, Ltd., PS Pennsylvania Trust and PSAC Storage Investors, L.L.C. dated as November 15, 1999. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

10.27 Agreement of Limited Liability Company of PSAC Storage Investors, L.L.C. dated as of November 15, 1999. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

10.28 Deposit Agreement dated as of January 14, 2000 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A and incorporated herein by reference.

10.29 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. among PS Texas Holdings, Ltd. and the Limited Partners dated as of March 29, 2000. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

10.30 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. among PS Texas Holdings, Ltd. and the Limited Partners dated as of August 11, 2000. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

10.31* Registrant's 2000 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No, 333-52400 and incorporated herein by reference.

10.32 Deposit Agreement dated as of January 19, 2001 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q and incorporated herein by reference.

10.33* Registrant's 2001 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No. 333-59218 and incorporated herein by reference.

10.34* Registrant's 2001 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No. 333-59218 and incorporated herein by reference.

10.35 Deposit Agreement dated as of September 28, 2001 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R and incorporated herein by reference.

10.36 Deposit Agreement dated as of October 31, 2001 among Registrant, Fleet National Bank and the holder of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S and incorporated herein by reference.

10.37 Credit Agreement by and among Registrant, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of November 1, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

10.38 Deposit Agreement dated as of January 18, 2002 among Registrant, Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T and incorporated herein by reference.

10.39 Deposit Agreement dated as of February 19, 2002 among Registrant, Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U and incorporated herein by reference.

10.40 Deposit Agreement dated as of September 30, 2002 among Registrant, Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V and incorporated herein by reference.

10.41* Employment Agreement between Registrant and Harvey Lenkin dated as of August 5, 2003. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and incorporated herein by reference.

10.42 Deposit Agreement dated as of October 6, 2003 among Registrant, Equiserve Inc., Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock, Series W. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock, Series W and incorporated herein by reference.

10.43 Deposit Agreement dated as of November 13, 2003 among Registrant, Equiserve Inc., Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series X. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series X and incorporated herein by reference.

10.44 Deposit Agreement dated as of March 5, 2004 among Registrant, Equiserve Inc., Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z and incorporated herein by reference.

10.45 Limited Partnership Agreement of PSAF Acquisition Partners, L.P. between PS Texas Holdings, Ltd. and the Limited Partner dated as of December 18, 2003. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

10.46 Second Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. among PS Texas Holdings, Ltd. and the Limited Partners dated as of March 22, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and incorporated herein by reference.

10.47 Second Amendment to Credit Agreement by and among Registrant, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of March 25, 2004. Filed with

Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and incorporated herein by reference.

10.48 Deposit Agreement dated as of March 31, 2004 among Registrant, Equiserve Inc., Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.125% Cumulative Preferred Stock, Series A. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.125% Cumulative Preferred Stock, Series A and incorporated herein by reference.

10.49 Deposit Agreement dated as of June 30, 2004 among Registrant, Equiserve Inc., Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.125% Cumulative Preferred Stock, Series B. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.125% Cumulative Preferred Stock, Series B and incorporated herein by reference.

10.50 Deposit Agreement dated as of September 13, 2004 among Registrant, Equiserve Inc., Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.60% Cumulative Preferred Stock, Series C. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.60% Cumulative Preferred Stock, Series C and incorporated herein by reference.

10.51 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. among PS Texas Holdings, Ltd. and the Limited Partners dated as of October 12, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference.

10.52 Deposit Agreement dated as of February 28, 2005 among Registrant, Equiserve Inc., Equiserve Trust Company N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.18% Cumulative Preferred Stock, Series D. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.18% Cumulative Preferred Stock, Series D and incorporated herein by reference.

10.53* Form of 2001 Stock Option and Incentive Plan Non-qualified Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference.

1054* Form of Restricted Stock Unit Agreement. Filed with the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference.

10.55* Form of 2001 Stock Option and Incentive Plan Outside Director Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference.

10.56* Form of Indemnification Agreement with Executive Officers. Filed herewith.

11 Statement Re: Computation of Earnings per Share. Filed herewith.

12 Statement Re: Computation of Ratio of Earnings to Fixed Charges. Filed herewith.

14 Code of Ethics for Senior Financial Officers. Filed with the Registrant's Quarterly Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

21	Subsidiaries of the Registrant Filed Herewith.
23	Consent of Independent Auditors Filed herewith.
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
31.3	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

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1. SEC File No. 001-08389 unless otherwise indicated.

* Compensatory benefit plan or arrangement or management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUBLIC STORAGE, INC.

Date: March 14, 2005

By: /s/ Harvey Lenkin
Harvey Lenkin, President

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald L. Havner, Jr. Ronald L. Havner, Jr.	Vice-Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	March 14, 2005
/s/ Harvey Lenkin Harvey Lenkin	President and Director	March 14, 2005
/s/ John Reyes John Reyes	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	March 14, 2005
/s/ B. Wayne Hughes B. Wayne Hughes	Chairman of the Board	March 14, 2005
/s/ B. Wayne Hughes, Jr. B. Wayne Hughes, Jr.	Director	March 14, 2005
/s/ Robert J. Abernethy Robert J. Abernethy	Director	March 14, 2005
/s/ Dann V. Angeloff Dann V. Angeloff	Director	March 14, 2005
William C. Baker	Director	March 14, 2005
/s/ John T. Evans John T. Evans	Director	March 14, 2005
/s/ Uri P. Harkham Uri P. Harkham	Director	March 14, 2005
/s/ Daniel C. Staton Daniel C. Staton	Director	March 14, 2005

PUBLIC STORAGE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND SCHEDULES

(Item 15 (a))

	Page References
Report of Independent Registered Public Accounting Firm	F-1
Consolidated balance sheets as of December 31, 2004 and 2003	F-2
For each of the three years in the period ended December 31, 2004:	
Consolidated statements of income	F-3
Consolidated statements of shareholders' equity	F-4
Consolidated statements of cash flows	F-5 – F-6
Notes to consolidated financial statements	F-7 – F- 43
Schedule:	
III – Real estate and accumulated depreciation	F-44 – F-90

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Public Storage, Inc.

We have audited the accompanying consolidated balance sheets of Public Storage, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage, Inc. at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Public Storage, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Los Angeles, California

March 14, 2005

PUBLIC STORAGE, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(amounts in thousands, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents	$ 366,255	$ 204,833
Real estate facilities, at cost:		
Land	1,431,148	1,332,882
Buildings	4,079,602	3,792,616
	5,510,750	5,125,498
Accumulated depreciation	(1,320,200)	(1,153,059)
	4,190,550	3,972,439
Construction in process	47,277	69,620
Land held for development	8,883	12,236
	4,246,710	4,054,295
Investment in real estate entities	341,304	336,696
Goodwill	78,204	78,204
Intangible assets, net	104,685	111,289
Notes receivable, primarily due from related parties	492	100,510
Other assets	67,140	82,242
Total assets	$ 5,204,790	$ 4,968,069
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable	$ 129,519	$ 76,030
Preferred stock called for redemption	54,875	115,000
Debt to joint venture partner	16,095	-
Accrued and other liabilities	145,431	131,103
Total liabilities	345,920	322,133
Minority interest:		
Preferred partnership interests	310,000	285,000
Other partnership interests	118,903	141,137
Commitments and contingencies (Note 17)	-	-
Shareholders' equity:		
Cumulative Preferred Stock, $0.01 par value, 50,000,000 shares authorized, 3,980,186 shares issued (in series) and outstanding, (5,763,986 at December 31, 2003) at liquidation preference	2,102,150	1,867,025
Common Stock, $0.10 par value, 200,000,000 shares authorized, 128,526,450 shares issued and outstanding (126,986,734 at December 31, 2003)	12,853	12,699
Equity Stock, Series A, $0.01 par value, 200,000,000 shares authorized, 8,776.102 shares issued and outstanding	-	-
Paid-in capital	2,457,568	2,438,632
Cumulative net income	2,732,873	2,366,660
Cumulative distributions paid	(2,875,477)	(2,465,217)
Total shareholders' equity	4,429,967	4,219,799
Total liabilities and shareholders' equity	$ 5,204,790	$ 4,968,069

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2004
(amounts in thousands, except per share data)

	2004	2003	2002
Revenues:			
Rental income:			
Self-storage facilities	$ 863,463	$ 798,584	$ 761,446
Commercial properties	10,750	11,001	11,304
Containerized storage facilities	19,355	23,991	22,355
Tenant reinsurance premiums	24,243	22,464	19,947
Interest and other income	10,165	8,628	8,661
	927,976	864,668	823,713
Expenses:			
Cost of operations:			
Storage facilities	300,921	280,905	250,215
Commercial properties	4,328	4,583	4,259
Containerized storage facilities	11,774	13,939	17,612
Tenant reinsurance	13,508	11,987	9,411
Depreciation and amortization	183,148	184,145	175,834
General and administrative	18,813	17,127	15,619
Interest expense	760	1,121	3,809
	533,252	513,807	476,759
Income from continuing operations before equity in earnings of real estate entities, gain (loss) on disposition of real estate investments and casualty loss and minority interest in income	394,724	350,861	346,954
Equity in earnings of real estate entities (Note 6)	22,564	24,966	29,888
Gain (loss) on disposition of real estate and real estate investments and casualty loss	67	1,007	(2,541)
Minority interest in income:			
Preferred partnership interests:			
Based on ongoing distributions paid	(22,423)	(26,906)	(26,906)
Special distribution and restructuring allocation (Note 10)	(10,063)	-	-
Other partnership interests	(17,427)	(16,797)	(17,181)
Income from continuing operations	367,442	333,131	330,214
Discontinued operations (Note 4)	(1,229)	3,522	(11,476)
Net income	$ 366,213	$ 336,653	$ 318,738
Net income allocation:			
Allocable to preferred shareholders:			
Based on distributions paid	$ 157,925	$ 146,196	$ 148,926
Based on redemptions of preferred stock (Note 2)	8,724	7,120	6,888
Allocable to Equity Stock, Series A	21,501	21,501	21,501
Allocable to common shareholders	178,063	161,836	141,423
	$ 366,213	$ 336,653	$ 318,738
Net income per common share – basic			
Continuing operations	$ 1.40	$ 1.26	$ 1.24
Discontinued operations	(0.01)	0.03	(0.09)
	$ 1.39	$ 1.29	$ 1.15
Net income per common share – diluted			
Continuing operations	$ 1.39	$ 1.25	$ 1.23
Discontinued operations	(0.01)	0.03	(0.09)
	$ 1.38	$ 1.28	$ 1.14
Net income per depositary share of Equity Stock, Series A (basic and diluted)	$ 2.45	$ 2.45	$ 2.45
Basic weighted average common shares outstanding	127,836	125,181	123,005
Diluted weighted average common shares outstanding	128,681	126,517	124,571
Weighted average shares of Equity Stock, Series A (basic and diluted)	8,776	8,776	8,776

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For each of the three years in the period ended December 31, 2004
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Stock	Common Stock	Class B Common Stock	Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Total Shareholders' Equity
Balances at December 31, 2001	1,540,150	11,496	700	2,325,898	1,711,269	(1,679,930)	3,909,583
Issuance of Cumulative Preferred Stock; Series T (6,000 shares), Series U (6,000 shares) and Series V (6,900 shares)	472,500	-	-	(15,484)	-	-	457,016
Redemption of Cumulative Preferred Stock; Series A (1,825,000 shares) and Series J (6,000 shares)	(195,625)	-	-	(36)	-	-	(195,661)
Issuance of Common Stock (2,040,540 shares)	-	204	-	61,033	-	-	61,237
Repurchase of Common Stock (11,000 shares)	-	(1)	-	(380)	-	-	(381)
Stock option expense (Note 13)	-	-	-	163	-	-	163
Net income	-	-	-	-	318,738	-	318,738
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	-	(148,926)	(148,926)
Equity Stock, Series A	-	-	-	-	-	(21,501)	(21,501)
Common Stock ($1.80 per common share and common share equivalent)	-	-	-	-	-	(221,299)	(221,299)
Balances at December 31, 2002	1,817,025	11,699	700	2,371,194	2,030,007	(2,071,656)	4,158,969
Issuance of Cumulative Preferred Stock; Series W (5,300 shares) and Series X (4,800 shares)	252,500	-	-	(8,354)	-	-	244,146
Redemption of Cumulative Preferred Stock; Series B (2,300,000 shares), Series C (1,200,000 shares) and Series K (4,600 shares)	(202,500)	-	-	(35)	-	-	(202,535)
Conversion of Class B Common Stock (7,000,000 shares) (Note 11)	-	700	(700)	-	-	-	-
Issuance of Common Stock (3,170,279 shares) (Note 11)	-	317	-	81,281	-	-	81,598
Repurchase of Common Stock (175,000 shares) (Note 11)	-	(17)	-	(5,984)	-	-	(6,001)
Stock option and restricted stock expense (Note 13)	-	-	-	530	-	-	530
Net income	-	-	-	-	336,653	-	336,653
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	-	(146,196)	(146,196)
Equity Stock, Series A	-	-	-	-	-	(21,501)	(21,501)
Common Stock ($1.80 per share)	-	-	-	-	-	(225,864)	(225,864)
Balances at December 31, 2003	1,867,025	12,699	-	2,438,632	2,366,660	(2,465,217)	4,219,799
Issuance of Cumulative Preferred Stock; Series Y (1,600,000 shares), Series Z (4,500 shares), Series A (4,600 shares), Series B (4,350 shares), and Series C (4,600 shares)	491,250	-	-	(15,016)	-	-	476,234
Redemption of Cumulative Preferred Stock; Series L (4,600 shares), Series M (2,250 shares), Series D (1,200,000 shares), and Series E (2,195,000 shares)	(256,125)	-	-	(81)	-	-	(256,206)
Restructuring of Series N preferred partnership units (Note 10)	-	-	-	2,063	-	-	2,063
Issuance of common stock in connection with:							
Exercise of employee stock options (1,957,907 shares)	-	196		49,733	-	-	49,929
Vesting of restricted stock (27,509 shares)	-	3	-	(3)	-	-	-
Repurchase of common stock (445,700 shares) (Note 11)	-	(45)	-	(20,250)	-	-	(20,295)
Stock option and restricted stock expense (Note 13)	-	-	-	2,490	-	-	2,490
Net income	-	-	-	-	366,213	-	366,213
Distributions to shareholders:	-	-	-	-	-		
Cumulative Preferred Stock	-	-	-	-	-	(157,925)	(157,925)
Equity Stock, Series A	-	-	-	-	-	(21,501)	(21,501)
Common Stock ($1.80 per share)	-	-	-	-	-	(230,834)	(230,834)
Balances at December 31, 2004	$ 2,102,150	$ 12,853	$ -	$ 2,457,568	$ 2,732,873	$ (2,875,477)	$ 4,429,967

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2004
(amounts in thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 366,213	$ 336,653	$ 318,738
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of assets, net of impairment charge, and impact of EITF Topic D-42 included in equity in earnings of real estate investments (Note 6)	(4,544)	(187)	(3,737)
(Gain)/loss on disposition of real estate and real estate investments and casualty loss	(67)	(1,007)	2,541
Depreciation and amortization	183,148	184,145	175,834
Depreciation included in equity in earnings of real estate entities	33,720	27,753	27,078
Minority interest in income	49,913	43,703	44,087
Depreciation, impairment losses, and other items associated with discontinued operations (Note 4)	1,801	1,966	12,318
Other operating activities	17,259	15,598	14,424
Total adjustments	281,230	271,971	272,545
Net cash provided by operating activities	647,443	608,624	591,283
Cash flows from investing activities:			
Principal payments received on mortgage notes receivable	18	23,814	35,513
Paydown/(issuance) of notes receivable to affiliates	100,000	(100,000)	-
Business combinations	-	-	(139,680)
Capital improvements to real estate facilities	(35,868)	(30,175)	(26,993)
Construction in process and acquisition of land held for development	(71,602)	(102,428)	(101,110)
Acquisition of minority interests (Note 10)	(24,851)	(9,867)	(27,544)
Acquisition of real estate facilities	(139,794)	-	(30,117)
Investments in real estate entities	(33,784)	(35,118)	(33,956)
Proceeds from the sale of real estate facilities, land, and real estate investments	12,648	34,883	15,209
Net liquidation (acquisition) of held to maturity debt securities held by captives (Note 2)	7,066	(14,194)	(2,322)
Other investing activities	(2,250)	(9,285)	(14,786)
Net cash used in investing activities	(188,417)	(242,370)	(325,786)
Cash flows from financing activities:			
Principal payments on notes payable and paydowns on line of credit	(41,204)	(39,837)	(52,685)
Net proceeds from the issuance of common stock	49,929	68,618	23,333
Net proceeds from the issuance of cumulative preferred stock	476,234	244,146	457,016
Repurchase of common stock	(20,295)	(6,001)	(381)
Redemption of cumulative preferred stock	(316,331)	(87,535)	(195,661)
Distributions paid to shareholders	(410,260)	(393,561)	(391,726)
Distributions paid to holders of preferred partnership interests	(22,423)	(26,906)	(26,906)
Special distribution paid to holders of preferred partnership interests (Note 10)	(8,000)	-	-
Distributions paid to minority interests, net of reinvestments	(21,349)	(23,469)	(24,710)
Net proceeds from financing through acquisition joint venture	16,095	-	-
Net cash used in financing activities	(297,604)	(264,545)	(211,720)
Net increase in cash and cash equivalents	161,422	101,709	53,777
Cash and cash equivalents at the beginning of the year	204,833	103,124	49,347
Cash and cash equivalents at the end of the year	$ 366,255	$ 204,833	$ 103,124

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2004
(amounts in thousands)

(Continued)

	2004	2003	2002
Supplemental schedule of non cash investing and financing activities:			
Acquisition of real estate facilities in exchange for minority interests and assumption of mortgage notes payable:			
Real estate facilities	$ (119,693)	$ -	$ -
Mortgage notes payable	94,693	-	-
Preferred partnership interests	25,000	-	-
Business combinations (Note 3):			
Real estate facilities	-	-	(330,426)
Investment in real estate entities	-	-	160,236
Other assets	-	-	(8,187)
Accrued and other liabilities	-	-	23,891
Minority interest	-	-	14,806
Disposition of real estate facilities in exchange for notes receivable, other assets, and investment in real estate entities	-	-	493
Notes receivable issued in connection with real estate dispositions	-	-	(493)
Disposition of minority interest in exchange for other assets:			
Other assets	-	-	(1,450)
Minority interest	-	-	3,289
Acquisition of minority interest in exchange for common stock (Note 10):			
Real estate facilities	-	(16,687)	(39,780)
Minority interest	-	(6,690)	(25,668)
Exchange of Cumulative Preferred Stock, Series B for Cumulative Preferred Stock, Series T:			
Reduction in Cumulative Preferred Stock, Series B	-	-	(2,150)
Increase in Cumulative Preferred Stock, Series T	-	-	2,150
Issuance of Common Stock to acquire minority interests	-	13,510	37,904
Exchange of Common Stock for Common Stock, Series B:			
Reduction in Common Stock, Series B (7,000,000 shares)	-	(700)	-
Increase in Common Stock (7,000,000 shares)	-	700	-

See accompanying notes.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1. Description of the business

Public Storage, Inc. (the "Company") is a California corporation, which was organized in 1980. We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") whose principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, usually on a month-to-month basis, for personal and business use. In addition, to a much lesser extent, we have interests in commercial properties, containing commercial and industrial rental space, and interests in facilities that lease storage containers.

At December 31, 2004, we had direct and indirect equity interests in 1,464 self-storage facilities located in 37 states and operating under the "Public Storage" name. We also have direct and indirect equity interests in approximately 19.6 million net rentable square feet of commercial space located in 10 states.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of the Company and 37 controlled entities (the "Consolidated Entities"). Collectively, the Company and the Consolidated Entities own a total of 1,433 real estate facilities, consisting of 1,426 self-storage facilities, three industrial facilities used by the containerized storage operations and four commercial properties.

At December 31, 2004, we had equity investments in eight limited partnerships in which we do not have a controlling interest. These limited partnerships collectively own 38 self-storage facilities, which are managed by the Company. In addition, we own approximately 44% of the common equity of PS Business Parks, Inc. ("PSB"), which owns and operates 18.0 million net rentable square feet of commercial space as of December 31, 2004. We do not control these entities; accordingly, our investments in these limited partnerships and PSB (collectively the "Unconsolidated Entities") are accounted for using the equity method.

Certain amounts previously reported have been reclassified to conform to the December 31, 2004 presentation, including discontinued operations (see Note 4).

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes

For all taxable years subsequent to 1980, the Company qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we are not taxed on that portion of our taxable income which is distributed to our shareholders provided that we meet certain tests. We believe we have met these tests during 2004, 2003 and 2002; accordingly, no provision for income taxes has been made in the accompanying financial statements.

Financial instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below. We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Due to the short period to maturity of our cash and cash equivalents, accounts receivable, and other financial assets included in other assets, and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value. A comparison of the carrying amount of notes payable to their estimated fair value is included in Note 8, "Notes Payable." Debt assumed in connection with property acquisitions is recorded at fair value, based upon the present value of future interest and principal payments discounted at the estimated market interest rate for similar loans. Any premium or discount is amortized over the remaining life of the loans using the effective interest method.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and notes receivable. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade rating. Accounts receivable from customers are a component of other assets, and are not a significant component of total assets.

Included in cash and cash equivalents at December 31, 2004 is $1,984,000 ($1,835,000 at December 31, 2003) held by our captive insurance programs. Insurance and other regulations place significant restrictions on our ability to withdraw these funds for purposes other than insurance activities (see Note 3). Our captive insurance programs are conducted by STOR-Re Mutual Insurance Company, Inc. ("STOR-Re"), an association captive insurance company owned by the Company and its affiliates, which is approximately 90.1% owned by the Company and the Consolidated Entities, and PS Insurance Company Hawaii, Ltd. ("PSIC-H"), a captive insurer formed on December 31, 2003 which is wholly owned by a subsidiary of the Company. Other assets at December 31, 2004 include aggregate investments totaling $20,929,000 ($27,995,000 at December 31, 2003) in held to maturity debt securities owned by our captive insurance programs stated at amortized cost, which approximates fair value.

Real Estate Facilities

Real estate facilities are recorded at cost. Costs associated with the acquisition, development, construction, renovation, and improvement of properties are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized as building cost. Expenditures for repairs and maintenance expense are charged to expense when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 25 years.

Accounting for Acquisition Joint Venture

In January 2004, we entered into a joint venture partnership with an institutional investor for the purpose of acquiring up to $125.0 million of existing self-storage properties in the United States from third parties (the "Acquisition Joint Venture"). The venture is funded entirely with equity consisting of 30% from the Company and 70% from the institutional investor. For a six-month period beginning 54 months after formation, we have the right to acquire our joint venture partner's interest based upon the market value of the properties. If we do not exercise our option, our joint venture partner can elect to purchase our interest in the properties during a six-month period commencing upon expiration of our six-month option period. If our joint venture partner fails to exercise its option, the partnership will be liquidated and the proceeds will be distributed to the partners according to the joint venture agreement.

We have determined that the Acquisition Joint Venture is not a variable interest entity, and we do not control this entity. Therefore, we do not consolidate the accounts of the Acquisition Joint Venture on our financial statements.

During the year ended December 31, 2004, the Acquisition Joint Venture acquired two facilities directly from third parties at an aggregate cost of $9,086,000. We account for our investment with respect to these facilities using the equity method, with our pro-rata share of the income from these facilities recorded as "Equity in earnings of real estate entities" on our income statement. See Note 6 for further discussion of these amounts.

In addition, at the end of December 2004, we sold seven facilities that we recently acquired to the Acquisition Joint Venture for an aggregate cost of $22,993,000 representing our original cost. Due to our continuing interest in these facilities and our option to acquire our Partner's investment as described above in Year 5 we are precluded from treating these transactions as completed sales of facilities pursuant to Statement of Financial Accounting Standards No. 66 ("SFAS 66"). Therefore, we continue to reflect these properties and associated operations on our financial statements.

We believe that it is likely that we will exercise our option to acquire our joint venture partner's interest and, accordingly, we consider the transactions to be, in substance, debt financing. Our joint venture partner's 70% investment in the Acquisition Joint Venture with respect to the seven properties is therefore reflected as a liability on our balance sheet, "Debt to Joint Venture Partner," with our joint venture partner's share of operations reflected on our income statement as interest expense. The balance of the liability is adjusted each period to equal the current value to the extent fair value exceeds the original liability. See Note 9 for a further discussion of these debt amounts.

Evaluation of asset impairment

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). We adopted both of these statements effective January 1, 2002.

With respect to goodwill, we evaluate impairment annually through a two-step process. In the first step, if the fair value of the reporting unit to which the goodwill applies is equal to or greater than the carrying amount of the assets of the reporting unit, including the goodwill, the goodwill is considered unimpaired and the second step is unnecessary. If, however, the fair value of the reporting unit including goodwill is less than the carrying amount, the second step is performed. In this test, we compute the implied fair value of the goodwill based upon the allocations that would be made to the goodwill, other assets and liabilities of the reporting unit if a business combination transaction were consummated at the fair value of the reporting unit. An impairment loss is recorded to the extent that the implied fair value of the goodwill is less than the goodwill's carrying amount. No impairments of our goodwill were identified in our annual evaluations.

With respect to other long-lived assets, we evaluate such assets on a quarterly basis. We first evaluate these assets for indicators of impairment such as a) a significant decrease in the market price of a long-lived asset, b) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition, c) a significant adverse change in legal factors or the business climate that could affect the value of the long-lived asset, d) an accumulation of costs significantly in excess of the amount originally projected for the acquisition or construction of the long-lived asset, or e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of the long-lived asset. When any such indicators of impairment are noted, we compare the carrying value of these assets to the future estimated undiscounted cash flows attributable to these assets. If the asset's recoverable amount is less than the carrying value of the asset, then an impairment charge is booked for the excess of carrying value over the asset's fair value.

Any long-lived assets which we expect to sell or otherwise dispose of prior to its previously estimated useful life is stated at what we estimate to be the lower of its estimated net realizable value (less cost to sell) or its carrying value. During 2004, 2003 and 2002 we recorded impairment charges related to containers, trucks, and other equipment at containerized storage facilities identified for closure (see Note 4). These impairment charges were based upon the differential between book value and the estimated net realizable value, which was based upon prices for similar assets, and were equal to the net proceeds ultimately received. No other impairments were identified from our evaluations.

Accounting for stock-based compensation

We utilize the Fair Value Method (as defined in Note 13) of accounting for our employee stock options issued after December 31, 2001, and utilize the APB 25 Method (as defined in Note 13) for employee stock options issued prior to January 1, 2002. Restricted stock unit expense is recorded over the relevant vesting period. See Note 13 for a full discussion of our accounting with respect to employee stock options and restricted stock units.

Other assets

Other assets primarily consist of containers and equipment associated with the containerized storage operations, assets associated with the truck rental business, accounts receivable, and prepaid expenses. Accounts receivable due from tenants are net of allowances for estimated doubtful accounts.

Containers and equipment utilized in our containerized storage business totaled $4,395,000 and $10,895,000 at December 31, 2004 and 2003, respectively. The carrying amounts are net of accumulated depreciation and asset impairment charges. As discussed in Note 4, during 2004, 2003 and 2002 impairment charges amounting to $1,575,000, $2,479,000 and $6,504,000, respectively, were recorded with respect to containers and equipment utilized in the discontinued containerized storage operations. In addition, during 2002, an impairment charge of $420,000 was recorded with respect to assets used in the continuing containerized storage operations.

Included in depreciation and amortization expense for 2004, 2003 and 2002 is $7,544,000, $6,427,000, and $2,887,000 respectively, related to depreciation of other assets. Included in discontinued operations for 2004, 2003, and 2002, respectively, is depreciation expense of $726,000, $2,644,000, and $4,134,000 respectively, related to depreciation of containers and equipment of the discontinued operations of the containerized storage business.

Other assets at December 31, 2004 also includes investments totaling $20,929,000 ($27,995,000 at December 31, 2003) in held to maturity debt securities owned by our captive insurance programs stated at amortized cost, which approximates fair value. Approximately $5,224,000 of these securities held at December 31, 2004 have maturity dates of within 1 year, and the remainder have maturity dates of between 1 to 5 years.

Accrued and other liabilities

Accrued and other liabilities consist primarily of trade payables, real and personal property tax accruals, prepayments of rents, accrued interest, and losses and loss adjustment liabilities from our insurance programs, as discussed below. Prepaid rent totals $26,289,000 and $23,029,000 at December 31, 2004 and 2003, respectively.

Liabilities for losses and loss adjustment expenses include an amount wedetermine from loss reports and individual cases and an amount, based on recommendations from an independent actuary that is a member of the American Academy of Actuaries using a frequency and severity method, for losses incurred but not reported. Determining the liability for unpaid losses and loss adjustment expense is based upon estimates. While we believe that the amount is adequate, the ultimate loss may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed.

STOR-Re, which is consolidated with the Company, was formed in 1994 as an association captive insurance company owned by the Company and affiliates of the Company. STOR-Re provides limited property and liability insurance to the Company and its affiliates for losses incurred during policy periods prior to April 1, 2004, and was succeeded by PSIC-H with respect to these insurance activities for policy periods following March 31, 2004. The Company also utilizes other insurance carriers to provide property and liability insurance coverage in excess of STOR-Re's and PSIC-H's limitations which are described in Note 17. STOR-Re and PSIC-H accrue liabilities for covered losses and loss adjustment expense, which at December 31, 2004 totaled $34,192,000 ($28,741,000 at December 31, 2003) with respect to insurance provided to the Company and its affiliates.

PS Insurance Company, Ltd ("PSIC"), a wholly-owned subsidiary of the Company, reinsured policies against claims for losses to goods stored by tenants in our self-storage facilities for policy periods prior to March 31, 2004. PSIC-H succeeded PSIC with respect to these tenant insurance activities effective April 1, 2004. Both of these entities utilize third-party insurance coverage for losses from any individual event that exceeds a loss of $500,000, to a maximum of $10,000,000. Losses below the third-party insurers' deductible amounts are accrued as cost of operations for the tenant insurance operations. Included in cost of operations for the year ended December 31, 2004 is approximately $1.5 million in estimated losses from tenant claims as a result of damage sustained from the recent hurricanes in Florida. The accrued liability for losses and loss adjustment expense with respect to tenant insurance activities totaled $4,898,000 at December 31, 2004 including the aforementioned $1.5 million in estimated losses from tenant claims ($2,486,000 at December 31, 2003).

Liabilities for losses and loss adjustment expenses include an amount determined from loss reports and individual cases and an amount, based on recommendations from an independent actuary that is a member of the American Academy of Actuaries using a frequency and severity method, for losses incurred but not reported. Determining the liability for unpaid losses and loss adjustment expense is based upon estimates. While we believe that the amount is adequate, the ultimate loss may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed.

Intangible assets and goodwill

Intangible assets consist of property management contracts ($165,000,000) and the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets or "goodwill" ($94,719,000) acquired in business combinations. Our goodwill has an indeterminate life and, accordingly, is not amortized. Our other intangibles have a defined life and are amortized on a straight-line basis over a 25 year period.

Goodwill is net of accumulated amortization of $16,515,000 at December 31, 2004 and December 31, 2003. At December 31, 2004, property management contracts are net of accumulated amortization of $60,315,000 ($53,711,000 at December 31, 2003). Included in depreciation and amortization expense for each of the years ended December 31, 2004, 2003 and 2002 is $6,604,000 with respect to the amortization of property management contracts. We expect amortization expense with respect to property management contracts will be $6,604,000 per year in each of the five years following the year ended December 31, 2004.

Revenue and expense recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, is recognized as earned. Promotional discounts are recognized as a reduction to rental income over the promotional period, which is generally during the first month of occupancy. Late charges and administrative fees are recognized as rental income when collected. Tenant reinsurance premiums are recognized as premium revenue when collected. Interest income is recognized as earned. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities.

We accrue for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred. Television, yellow page, and other advertising expense totaled $27,336,000, $25,231,000, and $25,610,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Environmental costs

Our policy is to accrue environmental assessments and/or remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

Net income per common share

Distributions paid to the holders of our Cumulative Preferred Stock totaling $157,925,000, $146,196,000, and $148,926,000 for the years ended December 31, 2004, 2003 and 2002, respectively, have been deducted from net income to arrive at net income allocable to our common shareholders.

Emerging Issues Task Force ("EITF") Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or the Induced Conversion of Preferred Stock" provides, among other things, that any excess of the fair value of the consideration transferred to the holders of preferred stock redeemed over the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of earnings per share. At the July 31, 2003 meeting of the EITF, the Securities and Exchange Commission Observer clarified that for purposes of applying EITF Topic D-42, the carrying amount of the preferred stock should be reduced by the issuance costs of the preferred stock, regardless of where in the stockholders' equity section those costs were initially classified on issuance.

In conformity with the SEC Observer's clarification, an additional $8,724,000 ($0.07 per diluted share), $7,120,000 ($0.06 per diluted share) and $6,888,000 ($0.06 per diluted share) was allocated to our preferred stockholders in connection with the redemption of such securities for the years ended December 31, 2004, 2003, and 2002, respectively.

Net income allocated to our common shareholders has been further allocated between our two classes of common stock; our regular common stock and our Equity Stock, Series A. The allocation among each class was based upon the two-class method. Under the two-class method, earnings per share for each class of common stock is determined according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, the Equity Stock, Series A was allocated net income of $21,501,000 for each of the three years ended December 31, 2004, 2003 and 2002. The remaining

$178,063,000, $161,836,000, and $141,423,000, for the years ended December 31, 2004, 2003, and 2002, respectively, was allocated to our regular common stockholders.

Basic net income per share is computed using the weighted average common shares outstanding (prior to the dilutive impact of stock options and restricted stock units outstanding). Diluted net income per common share is computed using the weighted average common shares outstanding (adjusted for the dilutive impact of stock options and restricted stock units outstanding, computed using the treasury stock method, that totaled 845,000 in 2004, 1,336,000 in 2003, and 1,566,000 in 2002).

Distributions per share of Class B common stock are equal to 97% of the per share distribution paid to the regular common shares. As a result of this participation in the distribution of our earnings, we have included 6,790,000 (7,000,000 x 97%) Class B common shares in the weighted average common equivalent shares for the year ended December 31, 2001.

As of March 31, 2002, the remaining contingency for the conversion of the Class B common stock into regular common stock was satisfied. As a result, beginning April 1, 2002, we began to include all 7,000,000 Class B common shares in the computation of the weighted average common equivalent shares. The Class B common stock converted into 7,000,000 shares of common stock on January 1, 2003.

3. Business combinations

Development Joint Venture

On January 16, 2002, we acquired the remaining 70% interest we did not own in a partnership (the "Development Joint Venture"). The Development Joint Venture was formed in April 1997 to develop self-storage facilities and was funded with equity capital consisting of 30% from the Company and 70% from an institutional investor. The Development Joint Venture developed and owned a total of 47 self-storage facilities. Prior to January 16, 2002, we accounted for our investment in the Development Joint Venture using the equity method of accounting. The aggregate cost of this business combination was $268,209,000, consisting of our pre-existing investment in the Development Joint Venture of $115,131,000 and cash of $153,078,000 paid to the institutional investor to acquire its interest.

STOR-Re Mutual Insurance Company, Inc.

As a result of obtaining a controlling ownership interest, effective July 1, 2002 we began consolidating STOR-Re. Accordingly, the assets and liabilities and operating results subsequent to July 1, 2002 of STOR-Re are included on our consolidated financial statements. Our investment in STOR-Re, which at June 30, 2002 was classified as an other asset in the amount of $8,541,000, was allocated to the cash, other assets, and liabilities of STOR-Re as described in the table below.

STOR-Re was formed in 1994 as an association captive insurance company owned by the Company and its affiliates. STOR-Re provides limited property and liability insurance to the Company and its affiliates. The Company also utilizes other insurance carriers to provide property and liability coverage in excess of STOR-Re's limitations.

Prior to July 1, 2002, the insurance premiums paid to STOR-Re were included in property operating expenses. After June 30, 2002, the insured liabilities costs incurred by STOR-Re with respect to the Company and the Consolidated Entities facilities are presented as property operating expenses. The insured liability costs incurred by STOR-Re are substantially equivalent to the premiums paid by the Company and its affiliates; accordingly, the consolidation of STOR-Re had no material impact upon the Company's income statement.

The net operating results of STOR-Re with respect to its insurance services provided to the Unconsolidated Entities are included in "Interest and other income."

Other Partnerships

As a result of obtaining a controlling ownership interest, we began to consolidate the accounts of two publicly-held limited partnerships owning 31 self-storage facilities in which we are the general partner, effective January 1, 2002. Our $45,105,000 investment at December 31, 2001 was allocated to the cash, other assets, liabilities, and minority interests of these entities as described in the table below. Prior to 2002, we accounted for our investment in these entities using the equity method of accounting.

Each of the business combinations, indicated above, has been accounted for using the purchase method. Accordingly, allocations of the total acquisition cost to the net assets acquired were made based upon the fair value of such assets and liabilities assumed with respect to the transactions, with the remainder, if any, allocated to goodwill. Accordingly, allocations of the total acquisition cost to the net assets acquired were made based upon the fair value of such assets and liabilities assumed with respect to the transactions occurring in 2002 (none in 2003 or 2004) are summarized as follows:

	Development Joint Venture	STOR-Re	Partnership Acquisitions	Total
		(Amounts in thousands)		
2002 business combinations:				
Real estate facilities	$ 269,898	$ -	$ 60,528	$ 330,426
Cash	-	12,647	751	13,398
Other assets	1,122	14,553	1,053	16,728
Accrued and other liabilities	(2,811)	(18,659)	(2,421)	(23,891)
Minority interest	-	-	(14,806)	(14,806)
	$ 268,209	$ 8,541	$ 45,105	$ 321,855

The historical operating results of the above acquisitions prior to each respective acquisition date have not been included in the Company's historical operating results. Pro-forma data (unaudited) for the year ended December 31, 2002 (there were no pro-forma adjustments required for the years ended December 31, 2003 or 2004 as all the transactions denoted above had occurred by December 31, 2002) as though the business combinations above had been effective at the beginning of fiscal 2002 are as follows:

	For the Year Ended December 31, 2002
	(in thousands except per share data)
Revenues	$825,060
Net income	$318,503
Net income per common share (Basic)	$1.15
Net income per common share (Diluted)	$1.13

The pro-forma data does not purport to be indicative either of results of operations that would have occurred had the transactions occurred at the beginning of fiscal 2002 or future results of operations of the Company. Certain pro-forma adjustments were made to the combined historical amounts to reflect (i) expected reductions in general and administrative expenses, (ii) estimated increased interest expense from bank borrowings to finance the cash portion of the acquisition cost, and (iii) estimated increase in depreciation expense.

4. Discontinued Operations

We segregate all of our disposed components that have operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction.

During 2002, 2003, and 2004, we have closed a total of 43 containerized storage facilities that were determined to be non-strategic (the "Closed Facilities."). As the decision was made to close each facility, the related assets were deemed not recoverable from operations and therefore asset impairment charges for the excess of these assets' net book value over their fair value (less costs to sell), determined based upon the values of similar assets, were recorded. These asset impairment charges totaled $1,575,000, $3,229,000 (including $750,000 with respect to a real estate facility previously utilized by the Closed Facilities), and $6,504,000 for the years ended December 31, 2004, 2003 and 2002, respectively. A loss on sale in the amount of $355,000 was also recorded in 2003 in connection with the sale of the real estate facility previously utilized by the Closed Facilities. Amounts for 2004 and 2002 also include $416,000 and $2,447,000 in lease termination costs, respectively.

During 2003, we sold five self-storage facilities and recorded an aggregate gain on sale of $5,476,000. The historical operations of these facilities are reported as discontinued operations in the table below as the "Sold Self-Storage Facilities."

During 2002, we sold one of our commercial properties to a third party, and no gain or loss was recorded from this sale. During 2004, we sold another commercial property to a third party and recorded a gain on sale of $971,000. The historical operating results of these facilities are reported as discontinued operations in the table below as the "Sold Commercial Facilities."

The following table summarizes the historical operations of the Closed Facilities, the Sold Self-Storage Facilities, and the Sold Commercial Facilities:

Discontinued Operations:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Rental income:			
Closed Facilities	$ 7,488	$ 19,347	$ 29,764
Sold Self-Storage Facilities	-	1,579	1,841
Sold Commercial Facilities	314	441	745
Total rental income	7,802	21,367	32,350
Cost of operations:			
Closed Facilities	(6,733)	(15,157)	(28,032)
Sold Self-Storage Facilities	-	(617)	(742)
Sold Commercial Facilities	(81)	(105)	(287)
Total cost of operations	(6,814)	(15,879)	(29,061)
Depreciation expense:			
Closed Facilities	(1,115)	(3,335)	(5,071)
Sold Self-Storage Facilities	-	(424)	(528)
Sold Commercial Facilities	(82)	(99)	(215)
Total depreciation	(1,197)	(3,858)	(5,814)
Other			
Asset impairment charges	(1,575)	(3,229)	(6,504)
Lease termination costs	(416)	-	(2,447)
Net gain (loss) on dispositions	971	5,121	-
Total other	(1,020)	1,892	(8,951)
Total discontinued operations	$ (1,229)	$ 3,522	$ (11,476)

5. Real estate facilities

Activity in real estate facilities during 2004, 2003 and 2002 is as follows:

	2004	2003	2002
		(Amounts in thousands)	
Operating facilities, at cost:			
Beginning balance	$ 5,125,498	$ 4,988,526	$ 4,431,054
Property acquisitions:			
Business combinations (Note 3)	-	-	330,426
Other acquisitions	259,487	-	30,117
Disposition of facilities	(6,785)	(31,327)	(4,619)
Completed projects opened for operations	93,017	121,437	134,775
Casualty losses	(2,874)	-	-
Acquisition of minority interest (Note 10)	6,539	16,687	39,780
Capital improvements	35,868	30,175	26,993
Ending balance	5,510,750	5,125,498	4,988,526
Accumulated depreciation:			
Beginning balance	(1,153,059)	(987,546)	(819,932)
Additions during the year (a)	(169,471)	(172,328)	(168,023)
Casualty losses	1,624	-	-
Disposition of facilities	706	6,815	409
Ending balance	(1,320,200)	(1,153,059)	(987,546)
Construction in process:			
Beginning balance	69,620	87,516	121,181
Current development	71,602	102,428	101,110
Transfers (to) from land held for development	(928)	1,113	-
Completed projects opened for operations	(93,017)	(121,437)	(134,775)
Ending balance	47,277	69,620	87,516
Land held for development:			
Beginning balance	12,236	17,807	30,001
Transfers from (to) construction in process	928	(1,113)	-
Dispositions	(4,281)	(4,458)	(12,194)
Ending balance	8,883	12,236	17,807
Total real estate facilities	$ 4,246,710	$ 4,054,295	$ 4,106,303

Operating Facilities

During the year ended December 31, 2004, we opened seven newly developed self-storage facilities (505,000 net rentable square feet) with an aggregate cost of $61,558,000. We also completed nine projects to convert 460,000 net rentable square feet previously used by our containerized storage business into 606,000 net rentable square feet of self-storage space for an aggregate cost of $17,022,000, as well as various projects that structurally and visually enhanced certain projects, and expanded the square footage of our existing self-storage facilities (108,000 net rentable square feet) for an aggregate cost of $12,918,000. In addition, we incurred $1,519,000 in additional costs with respect to projects completed in 2003.

In 2004 we also acquired interests from third parties in 45 self-storage facilities (3,109,000 net rentable square feet) at an aggregate cost of $259,487,000, comprised of $139,794,000 cash, $94,693,000 is assumed debt (Note 8), and the issuance of $25 million of our Series Z Perpetual Preferred Units (Note 10).

During year ended December 31, 2004, we sold one discontinued commercial facility, four vacant parcels of land and received partial condemnation proceeds with respect to two existing self-storage facilities.

Total aggregate net proceeds totaled $12,648,000. We recorded a gain from these transactions of $2,288,000, of which, $1,317,000 is recorded to the line item "Gain (loss) on disposition of real estate and real estate investments and casualty loss" on our income statement and $971,000 is recorded in discontinued operations (Note 4) with respect to the aforementioned commercial facility.

In addition, in 2004, we recorded a $1,250,000 casualty loss with respect to real estate assets damaged as a result of hurricanes occurring in the state of Florida. This casualty loss is comprised of $2,874,000 in buildings and $1,624,000 in accumulated depreciation and is reflected on the condensed consolidated statement of income as "Casualty Loss."

During 2003, we opened 14 newly developed self-storage facilities with an aggregate cost of $107,126,000. We also completed expansions to eight existing self-storage facilities with a total cost of $12,533,000 and incurred additional costs with respect to facilities opened in prior years of $1,778,000.

During 2003 we sold five self-storage facilities and an industrial facility previously used by the containerized storage operations for aggregate net proceeds of $20,950,000 of cash. An aggregate net gain on sale of $5,121,000 was recorded for these sales, combined with an impairment charge in the amount of $750,000 which was recorded when it was determined that the industrial facility would be sold for less than its book value. The gain and impairment charge are included in Discontinued Operations. See Note 4.

In addition, during 2003 we sold excess land and completed the sale of two additional self-storage facilities for aggregate net proceeds of $13,082,000, recognizing a net gain on sale of $691,000. The two self-storage facilities had been operated by the buyer pursuant to a lease arrangement, with the lease income with respect to these two facilities included in "Interest and Other Income."

During 2002, we opened 14 newly developed traditional self-storage facilities with an aggregate cost of $92,109,000 and two newly developed facilities that combine traditional self-storage facilities and containerized storage facilities in the same location ("Combination Facilities") with an aggregate cost of $14,852,000. We also completed expansions to existing self-storage facilities with a total cost of $27,814,000 and acquired nine self-storage facilities, in separate transactions from third parties, for $30,117,000 cash.

During 2002, we sold four plots of land and one commercial facility for an aggregate of $15,702,000, consisting of $15,209,000 of cash and notes receivable in the amount of $493,000. An aggregate loss in the amount of $702,000 was recorded on the sale of these properties.

At December 31, 2004, the unaudited adjusted basis of real estate facilities for federal tax purposes was approximately $3.4 billion.

Construction in process and land held for development

Construction in process at December 31, 2004 consists primarily of 10 self-storage facilities (754,000 net rentable square feet) and 37 expansion projects and various remodeling projects to enhance the visual and structural appeal of existing self-storage facilities (2,246,000 net rentable square feet). In addition, we have five parcels of land held for development with total costs of approximately $8,883,000.

6. Investments in real estate entities

At December 31, 2004, our investments in real estate entities consist of ownership interests in eight partnerships, which principally own self-storage facilities, and our ownership interest in PSB. These interests are non-controlling interests of less than 50% and are accounted for using the equity method of accounting.

Accordingly, earnings are recognized based upon our ownership interest in each of the partnerships. The accounting policies of these entities are similar to ours.

A total of approximately $44 million of the Company's consolidated retained earnings is represented by undistributed earnings of the Unconsolidated Entities.

During 2004, 2003 and 2002, we recognized earnings from our investments of $22,564,000, $24,966,000, and $29,888,000, respectively, and received cash distributions totaling $20,961,000, $17,754,000, and $19,496,000, respectively. During 2004, 2003 and 2002, earnings from our investments includes the net impact of PSB's gains on sale of real estate impairment charges, and EITF Topic D-42 charges aggregating $4,544,000, $187,000, and $3,737,000 in 2004, 2003 and 2002 respectively.

During 2004, 2003, and 2002, we invested a total of $3,005,000, $340,000 and $223,000 in investments in real estate entities.

The following table sets forth our investments in the Unconsolidated Entities at December 31, 2004 and 2003 and our equity in earnings of real estate investments for each of the three years ended December 31, 2004:

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the year ended December 31,		
	2004	2003	2004	2003	2002
PSB (a)	$ 284,564	$ 282,428	$ 16,895	$ 19,687	$ 24,461
Other investments	53,883	54,268	5,742	5,279	5,427
Acquisition Joint Venture	2,857	-	(73)	-	-
Total	$ 341,304	$ 336,696	$ 22,564	$ 24,966	$ 29,888

(a) Included in equity in earnings for 2004, 2003 and 2002 is the net impact of PSB's gains on sale of real estate impairment charges, and EITF Topic D-42 charges aggregating $4,544,000, $187,000, and $3,737,000 in 2004, 2003 and 2002 respectively.

Investment in PS Business Parks, Inc. ("PSB")

On January 2, 1997, we reorganized our commercial property operations into an entity now known as PS Business Parks, Inc., a REIT traded on the American Stock Exchange, and an operating partnership controlled by PS Business Parks, Inc. (collectively, the REIT and the operating partnership are referred to as "PSB"). The Company, and certain partnerships in which the Company has a controlling interest, have a 44% common equity interest in PSB as of December 31, 2004. This 44% common equity interest is comprised of the ownership of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the operating partnership; these limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon PSB's trading price at December 31, 2004 ($45.10), the shares and units had a market value of approximately $573,836,000 as compared to a book value of $284,564,000, which is substantially equivalent to our underlying equity in this entity.

At December 31, 2004, PSB owned and operated approximately 18.0 million net rentable square feet of commercial space. In addition, PSB manages commercial space owned by the Company and the Consolidated Entities pursuant to property management agreements.

The following table sets forth the condensed statements of operations for each of the two years ended December 31, 2004 and 2003, and the condensed balance sheets of PSB at December 31, 2004 and 2003. The amounts below represent 100% of PSB's balances and not our pro-rata share.

	2004	2003
	(Amount in thousands)	
For the year ended December 31,		
Total revenue and interest and other income, and gain on sale of Marketable securities	$ 219,477	$ 197,903
Cost of operations and other expenses	(72,651)	(62,108)
Depreciation and amortization	(72,336)	(57,436)
Discontinued operations (b)	17,658	1,322
Minority interest	(30,005)	(30,585)
Net income	$ 62,143	$ 49,096
At December 31,		
Total assets (primarily real estate)	$ 1,363,829	$ 1,358,861
Total debt (c)	11,367	264,694
Other liabilities	38,453	35,701
Preferred equity and preferred minority interests	638,600	386,423
Common equity	675,409	672,043

(a) Included in discontinued operations is an impairment charge recorded on impending real estate sales totaling $5,907,000 for the year ended December 31, 2003; net gains on sale of real estate facilities totaling $15,462,000 and $2,897,000 for the years ended December 31, 2004 and 2003, respectively. Also included in discontinued operations is equity in income from a disposed investment of $2,296,000 for the year ended December 31, 2003.

(b) Total debt at December 31, 2003 includes $100,000,000 due to the Company pursuant to a loan agreement. See Note 12, Related Party Transactions, below.

Acquisition Joint Venture

As described more fully under "Accounting for Acquisition Joint Venture" in Note 2, we formed a partnership (the "Acquisition Joint Venture") in January 2004 for the purpose of acquiring up to $125 million in existing self-storage facilities from third parties. Through December 31, 2004, the Acquisition Joint Venture had acquired two self-storage facilities directly from third parties at an aggregate cost of $9,086,000, of which our joint venture share was $2,930,000. Our investment in these two facilities is accounted for using the equity method of accounting.

The following table sets forth certain condensed financial information (representing 100% of this entity's balances and not our pro-rata share) with respect to the two self-storage facilities acquired by the Acquisition Joint Venture.

	Year Ended December 31, 2004
	(Amounts in thousands)
Total revenue	$ 447
Cost of operations and other expenses	(192)
Depreciation and amortization	(97)
Net income	$ 158

	At December 31, 2004
	(Amounts in thousands)
Total assets (primarily storage facilitites)	$ 9,168
Liabilities	11
Partners' equity	9,157

Other Investments

The Other Investments consist primarily of an average 41% common equity ownership, which we owned throughout the three-year period ending December 31, 2004, in seven limited partnerships (collectively, the "Other Investments") owning an aggregate of 36 storage facilities. The book value of these investments ($53,883,000) is approximately $30,812,000 higher than our aggregate underlying equity in these entities; 70% of this difference (representing the portion allocated to building) is amortized as a reduction to equity in earnings over 25-year period. During 2004 and 2003, we acquired additional equity interests in these entities for a total of $75,000 and $340,000, respectively.

The following table sets forth certain condensed financial information (representing 100% of these entities' balances and not our pro-rata share) with respect to Other Investments:

	2004	2003
	(Amount in thousands)	
For the year ended December 31,		
Total revenue	$ 28,376	$ 26,763
Cost of operations and other expenses	(9,870)	(9,109)
Depreciation and amortization	(2,247)	(2,573)
Net income	$ 16,259	$ 15,081
At December 31,		
Total assets (primarily storage facilities)	$ 58,124	$ 56,592
Total debt	-	1,930
Other liabilities	1,853	1,618
Partners' equity	56,271	53,044

7. Revolving line of credit

We have a $200 million revolving line of credit (the "Credit Agreement") that has a maturity date of April 1, 2007 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.45% to LIBOR plus 1.20% depending on our credit ratings (currently LIBOR plus 0.45%). In addition, we are required to pay a quarterly commitment fee ranging from 0.15% per annum to 0.30% per annum depending on our credit ratings (currently the fee is 0.15% per annum). At December 31, 2004 and at March 15, 2005, we had no outstanding borrowings on our line of credit.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a balance sheet leverage ratio of less than 0.55 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined therein) of not less than 2.25 to 1.0 and 1.5 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined therein). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than 1.5 times our unsecured recourse debt). We were in compliance with all covenants of the Credit Agreement at December 31, 2004.

8. Notes payable

Notes payable at December 31, 2004 and 2003 consist of the following:

	2004		2003	
	Carrying amount	Fair value	Carrying amount	Fair value
	(Amounts in thousands)			
Unsecured senior notes:				
7.47% note repaid in January 2004	$ -	$ -	$ 14,600	$ 15,001
7.66% note due January 2007	33,600	35,355	44,800	49,346
Mortgage notes payable:				
10.55% mortgage notes repaid in June 2004	-	-	14,863	15,266
7.134% and 8.75% mortgage notes secured by two real estate facilities with a net book value of $11.2 million, principal and interest payable monthly, due at varying dates between October 2009 and September 2028	1,629	1,782	1,767	1,956
5.05% mortgage notes (including note premium of $2.4 million) secured by 25 real estate facilities with a net book value of $95.9 million, principal and interest due monthly, due at varying dates between October 2010 and May 2023	41,470	41,470	-	-
5.25% mortgage notes (including note premium of $4.0 million) secured by 7 real estate facilities with a net book value of $88.3 million, principal and interest due monthly, due at varying dates between June 2011 and July 2013	52,820	52,820	-	-
Total notes payable	$ 129,519	$ 131,427	$ 76,030	$ 81,569

All of our notes payable are fixed rate. The senior notes require interest and principal payments to be paid semi-annually and have various restrictive covenants, all of which have been met at December 31, 2004.

Substantially all of our mortgage notes have prepayment penalties or restrictions on prepayment that make prepayment of these notes economically impractical.

We assumed the 5.05% and 5.25% mortgage notes in connection with property acquisitions in 2004. The stated interest rates on the notes range from 5.4% to 8.1% with a weighted average of approximately 6.65%. The notes were recorded at their estimated fair value based upon the estimated market rate of 5.05% and 5.25%, an aggregate of approximately $94,693,000 as compared to actual outstanding balances aggregating approximately $88,247,000. This premium of approximately $6,446,000 over the principal balance of the notes payable, will be amortized over the remaining term of the loans based upon the effective interest method.

At December 31, 2004, approximate principal maturities of notes payable are as follows:

	Unsecured Senior Notes	Mortgage debt	Total
	(dollar amounts in thousands)		
2005	$ 11,200	$ 4,306	$ 15,506
2006	11,200	4,539	15,739
2007	11,200	4,783	15,983
2008	-	5,034	5,034
2009	-	5,213	5,213
Thereafter	-	72,044	72,044
	$ 33,600	$ 95,919	$ 129,519
Weighted average rate	7.7%	5.2%	5.8%

Interest paid (including interest related to the borrowings under the Credit Agreement) during 2004, 2003 and 2002 was $4,377,000, $7,131,000, and $10,322,000, respectively. In addition, in 2004, 2003 and 2002, capitalized interest totaled $3,617,000, $6,010,000, and $6,513,000, respectively, related to construction of real estate facilities.

9. Debt to Joint Venture Partner

On December 31, 2004, we sold seven self-storage facilities that we had recently acquired from third parties to our Acquisition Joint Venture for $22,993,000, an amount that was equal to fair value and our cost. As described more fully in Note 2, we accounted for the sale of these seven facilities as a financing transaction pursuant to guidance under SFAS 66. As a result, our joint venture partner's interest in these facilities ($16,095,000 at December 31, 2004) is accounted for as debt on our consolidated balance sheet. Our partner's pro-rata share of net earnings with respect to these properties and will be recorded as interest expense on our consolidated income statement.

We expect that this debt will be repaid during 2008, assuming that we exercise our option to acquire our partner's interest in the Acquisition Joint Venture.

Subsequent to December 31, 2004, we sold a significant interest in three additional self-storage facilities that we had recently acquired from a third party to our Acquisition Joint Venture for approximately $27.4 million. This transaction will also be accounted for as a financing arrangement whereby our joint venture partner's interest approximately (a $19.2 million with respect to these three properties) will be presented as debt on our consolidated balance sheet.

10. Minority Interest

In consolidation, we classify ownership interests in the net assets of each of the Consolidated Entities, other than our own, as minority interest on the consolidated financial statements. Minority interest in income consists of the minority interests' share of the operating results of the Company relating to the consolidated operations of the Consolidated Entities.

Preferred partnership interests:

At December 31, 2003 and 2004, we had the following series of Preferred Units outstanding:

Series	Earliest Redemption Date (a)	Distribution Rate	At December 31, 2004 Units Outstanding	At December 31, 2004 Carrying Amount	At December 31, 2003 Units Outstanding	At December 31, 2003 Carrying Amount
			(Units and dollar amounts in thousands)			
Series N (b)	March 17, 2005	9.500%	1,600	$ 40,000	9,600	$ 240,000
Series NN	March 17, 2010	6.400%	8,000	200,000	-	-
Series O (b)	March 29, 2005	9.125%	1,800	45,000	1,800	45,000
Series Z(a)...........	October 12, 2009	6.250%	1,000	25,000	-	-
Total....................			12,400	$ 310,000	11,400	$ 285,000

(a) After these dates, at our option, we can redeem the units at the issuance amount plus any unpaid distributions. The units are not redeemable by the holder with the exception of the Series Z units. The holders of the Series Z units have a one-time option, exercisable five years from issuance, to require us to redeem their units for $25,000,000 cash plus unpaid and accrued distributions.

(b) The Series N and Series O units outstanding at December 31, 2004 were called for redemption during February 2005 and will be redeemed on March 17, 2005 and March 29, 2005, respectively. See Note 15 – Events subsequent to December 31, 2004.

Subject to certain conditions, the Series N preferred units are convertible into shares of our 9.5% Series N Cumulative Preferred Stock, the Series O preferred units are convertible into shares of our 9.125% Series O Cumulative Preferred Stock, the Series NN preferred units are convertible into shares of our 6.4% Series NN Cumulative Preferred Stock, and the Series Z preferred units are convertible into shares of our 6.25% Series Z Cumulative Preferred Stock.

These preferred units are not redeemable during the first five years, thereafter, at our option, we can call the units for redemption at the issuance amount plus any unpaid distributions. The Series N, NN and O units are not redeemable by the holder.

The holders of the Series Z units have a one-time option, exercisable five years from issuance, to require us to redeem their units for $25.0 million in cash plus any unpaid distributions.

For each of the years ended December 31, 2004, 2003, and 2002, the holders of these preferred units were paid in aggregate approximately $22,423,000, $26,906,000, and $26,906,000, respectively, in distributions and received an equivalent allocation of minority interest in earnings.

On March 22, 2004, certain investors who held $200 million of our 9.5% Series N Cumulative Redeemable Perpetual Preferred Units agreed, in exchange for a special distribution of $8,000,000, to exchange their 9.5% Series N Cumulative Redeemable Perpetual Preferred Units for $200 million of our 6.4% Series NN Cumulative Redeemable Perpetual Preferred Units. The investors also received a distribution for dividends that accrued from January 1, 2004 through the effective date of the exchange.

The restructure of these Preferred Units resulted in an increase in income allocated to minority interests and a reduction to our net income for the year ended December 31, 2004 of $10,063,000 from (1) the special distribution to the holders of the preferred units ($8,000,000) and (2) the application of the SEC's clarification of EITF Topic D-42 ($2,063,000). The $2,063,000 additional reduction in our net income represents the excess of the stated amount of the preferred units over their carrying amount.

During October 2004, in connection with property acquisitions, one of our consolidated operating partnerships issued $25.0 million of 6.250% Series Z Cumulative Redeemable Perpetual Preferred Units.

Other partnership interests:

Minority interest at December 31, 2004 and 2003, and minority interest in income for the three years ended December 31, 2004 with respect to the other partnership interests are comprised of the following:

	Minority interest at		Minority interest in income for the year ended		
Description of Minority Interest	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2002
	(Amounts in thousands)				
Consolidated Development Joint Venture	$ 64,297	$ 68,490	$ 5,652	$ 4,211	$ 2,399
Convertible Partnership Units	6,160	6,259	328	305	283
Other consolidated partnerships	48,446	66,388	11,447	12,281	14,499
Total other partnership interests	$ 118,903	$ 141,137	$ 17,427	$ 16,797	$ 17,181

The partnership agreements of the Other Consolidated Partnerships, the Consolidated Development Joint Venture, and the Newly Consolidated Partnerships included in the table above have termination dates that cannot be unilaterally extended by the Company and, upon termination of each partnership, the net assets of these entities would be liquidated and paid to the minority interests and the Company based upon their relative ownership interests.

Consolidated Development Joint Venture

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner (PSAC Storage Investors, LLC) whose partners include a third party institutional investor and Mr. Hughes, to develop approximately $100 million of self-storage facilities and to purchase $100 million of the Company's Equity Stock, Series AAA (see Note 10). At December 31, 2004, the Consolidated Development Joint Venture was fully committed, having completed construction on 22 storage facilities with a total cost of $108.6 million.

The Consolidated Development Joint Venture is funded solely with equity capital consisting of 51% from the Company and 49% from PSAC Storage Investors. The accounts of the Consolidated Development Joint Venture are included in the Company's consolidated financial statements. The accounts of PSAC Storage Investors are not included in the Company's consolidated financial statements, as the Company has no ownership interest in this entity. Minority interests primarily represent the total contributions received from PSAC Storage Investors combined with the accumulated net income allocated to PSAC Storage Investors, net of cumulative distributions. The amounts included in our financial statements with respect to the minority interest in the Consolidated Development Joint Venture are denoted in the tables above.

The term of the Consolidated Development Joint Venture is 15 years; however, during the sixth year PSAC Storage Investors has the right to cause an early termination of the partnership. If PSAC Storage Investors exercises this right, we then have the option, but not the obligation, to acquire their interest for an amount that will allow them to receive an annual return of 10.75%. If the Company does not exercise its option to acquire PSAC Storage Investors' interest, the partnership's assets will be sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors in accordance with the partnership agreement. If PSAC Storage Investors does not exercise its right to early termination during the sixth year, the partnership will be liquidated 15 years after its formation with the assets sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors in accordance with the partnership agreement.

PSAC Storage Investors, LLC provides Mr. Hughes with a fixed yield of approximately 8.0% per annum on his preferred non-voting interest (representing an investment of approximately $64.1 million at December 31, 2004 and 2003). In addition, Mr. Hughes receives 1% of the remaining cash flow of PSAC Storage Investors, LLC (estimated to be less than $50,000 per year). If PSAC Storage Investors, LLC does not elect to cause an early termination, Mr. Hughes' 1% interest in residual cash flow can increase to 10%.

In consolidation, the Equity Stock, Series AAA owned by the joint venture and the related dividend income have been eliminated. Minority interests primarily represent the total contributions received from PSAC Storage Investors combined with the accumulated net income allocated to PSAC Storage Investors, net of cumulative distributions.

Convertible Partnership Units

As of December 31, 2004, one of our Consolidated Entities had approximately 237,935 operating partnership units ("Convertible Units") outstanding, representing a limited partnership interest in the partnership. The Convertible Units are convertible on a one-for-one basis (subject to certain limitations) into common shares of the Company at the option of the unitholder. Minority interest in income with respect to Convertible Units reflects the Convertible Units' share of the net income of the Company, with net income allocated to minority interests with respect to weighted average outstanding Convertible Units on a per unit basis equal to diluted earnings per common share. During the years ended December 31, 2004, 2003, and 2002, no units were converted.

Other Consolidated Partnerships

At December 31, 2004, the Other Consolidated Partnerships reflect common equity interests that we do not own in 24 entities owning an aggregate of 123 self-storage facilities.

On June 30, 2004, we acquired the remaining interest we did not own in one of the Consolidated Entities, for an aggregate of $24,851,000 in cash. This acquisition had the effect of reducing minority interest by $18,312,000, with the excess of cost over underlying book value ($6,539,000) allocated to real estate. Subsequent to December 31, 2004, we acquired an additional interest for $4,368,000 in cash (see Note 15).

During 2003, we acquired through a merger all of the remaining limited partnership interest not currently owned by the Company in PS Partners IV, Ltd., a partnership that is consolidated with the Company. The acquisition cost was approximately $23,377,000, consisting of the issuance of 426,859 shares of our common stock ($13,510,000) valued at the closing trading price of the shares at the date of the acquisition, and cash of approximately $9,867,000; this acquisition had the effect of reducing minority interest by $6,690,000, with the excess of cost over underlying book value ($16,687,000) allocated to real estate.

During 2002, we acquired minority interests in the Consolidated Entities for an aggregate cash cost of $27,544,000 and issued an aggregate of 1,091,608 shares ($37,904,000) of our common stock valued at the closing trading price of the shares at the date of the acquisition; these acquisitions had the effect of reducing minority interest by $25,668,000, with the excess of cost over underlying book value ($39,780,000) allocated to real estate.

In addition, during 2002, we recorded the pending sale of a partnership interest in the Consolidated Entities for an aggregate of $1,450,000. We recorded a loss on sale of the interest in the amount of $1,839,000. As a result of this sale, minority interest increased by $3,289,000. This sale was completed in 2003, with no additional gain or loss on sale recorded.

11. Shareholders' equity

Cumulative Preferred Stock

At December 31, 2004 and 2003, we had the following series of Cumulative Preferred Stock outstanding:

			At December 31, 2004		At December 31, 2003	
Series	Earliest Redemption Date	Dividend Rate	Shares Outstanding	Carrying Amount	Shares Outstanding	Carrying Amount
			(Dollar amount in thousands)			
Series D	9/30/04 (a)	9.500%	-	$ -	1,200,000	$ 30,000
Series E	1/31/05 (a)	10.000%	-	-	2,195,000	54,875
Series F	4/30/05	9.750%	2,300,000	57,500	2,300,000	57,500
Series L	3/10/04 (a)	8.250%	-	-	4,600	115,000
Series M	8/17/04 (a)	8.750%	-	-	2,250	56,250
Series Q	1/19/06	8.600%	6,900	172,500	6,900	172,500
Series R	9/28/06	8.000%	20,400	510,000	20,400	510,000
Series S	10/31/06	7.875%	5,750	143,750	5,750	143,750
Series T	1/18/07	7.625%	6,086	152,150	6,086	152,150
Series U	2/19/07	7.625%	6,000	150,000	6,000	150,000
Series V	9/30/07	7.500%	6,900	172,500	6,900	172,500
Series W	10/6/08	6.500%	5,300	132,500	5,300	132,500
Series X	11/13/08	6.450%	4,800	120,000	4,800	120,000
Series Y	1/2/09	6.850%	1,600,000	40,000	-	-
Series Z	3/5/09	6.250%	4,500	112,500	-	-
Series A	3/31/09	6.125%	4,600	115,000	-	-
Series B	6/30/09	7.125%	4,350	108,750	-	-
Series C	9/13/09	6.600%	4,600	115,000	-	-
Total Cumulative Preferred Stock			3,980,186	$ 2,102,150	5,763,986	$ 1,867,025

(a) Series was redeemed on the date indicated. The Series E Cumulative Preferred Stock was called for redemption in December 2004, and was redeemed in January 2005 along with the unpaid distributions from December 31, 2004 through the redemption date. Accordingly, the redemption value of $54,875,000 was classified as a liability at December 31, 2004.

During 2004, we issued five series of Cumulative Preferred Stock: Series Y – issued January 2, 2004, net proceeds $40,000,000, Series Z – issued March 5, 2004, net proceeds $108,756,000, Series A – issued March 31, 2004, net proceeds $111,177,000, Series B – issued June 30, 2004, net proceeds $105,124,000, Series C – issued September 13, 2004, net proceeds $111,177,000.

During 2004, we redeemed our Series K (which was called for redemption in December 2003), Series L, Series M, and Series D with redemption costs (including redemption expenses) of $115,021,000, $56,270,000, and $30,020,000, plus accrued dividends. In December 2004, we called for redemption our Series E Cumulative Preferred Stock, at par. The total cost of redemption of the Series E was approximately $54,895,000, plus accrued dividends, on the redemption date, January 31, 2005. Accordingly, the redemption value of $54,875,000 Series E Preferred Stock was classified as a liability at December 31, 2004.

During 2003, we issued our Series W and Series X Cumulative Preferred Stock: Series W – issued on October 6, 2003, net proceeds of $128,126,000 and Series X – issued November 13, 2003, net proceeds of $116,020,000.

During 2003, we redeemed our Series B and Series C Cumulative Preferred Stock, at par, at a total cost of $57,517,000 and $30,018,000 (including related redemption expenses), respectively. In December 2003, we called for redemption our Series K Cumulative Preferred Stock, at par. The total cost of redemption of the Series K was approximately $115,000,000, plus accrued dividends, on the redemption date, January 20, 2004. Accordingly, the $115,000,000 Series K Preferred Stock was classified as a liability at December 31, 2003.

During 2002, we issued our Series T, Series U and Series V Cumulative Preferred Stock: Series T – issued on January 18, 2002, net proceeds of $145,075,000, Series U – issued on February 19, 2002, net proceeds of $145,075,000 and Series V – issued September 30, 2002, net proceeds of $166,866,000.

During 2002, we redeemed our Series A and Series J Cumulative Preferred Stock, at par, at a total cost of $45,643,000 and $150,018,000 (including related redemption expenses), respectively.

On August 30, 2002, in a privately negotiated transaction, we exchanged an aggregate of 86,000 shares (par value of $2,150,000) of our Preferred Stock, Series B for 86 shares (representing 86,000 depositary shares with a par value of $2,150,000) of our Preferred Stock, Series T.

On February 28, 2005 (unaudited), we issued 5,400,000 depositary shares, with each depositary share representing 1/1,000 of a share of 6.180% Cumulative Preferred Stock, Series D (par value $135,000,000). See Note 15 for more information.

The holders of our Senior Preferred Stock have general preference rights with respect to liquidation and quarterly distributions. Holders of the preferred stock, except under certain conditions and as noted below, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends or failure to maintain a Debt Ratio (as defined) of 50% or less, holders of all outstanding series of preferred stock (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board of Directors until events of default have been cured. At December 31, 2004, there were no dividends in arrears and the Debt Ratio was 3.1%.

Upon issuance of our Preferred Stock, we classify the liquidation value as preferred stock, with any issuance costs recorded as a reduction in Paid-in capital.

Except under certain conditions relating to the Company's qualification as a REIT, the Senior Preferred Stock is not redeemable prior to the following dates: Series F – April 30, 2005, Series Q – January 19, 2006, Series R – September 28, 2006 , Series S – October 31, 2006, Series T – January 18, 2007, Series U – February 19, 2007, Series V – September 30, 2007, Series W – October 6, 2008, Series X – November 13, 2008, Series Y – January 2, 2009, Series Z – March 5, 2009, Series A – March 31, 2009, Series B – June 30, 2009, Series C – September 13, 2009, and Series D – February 28, 2010. On or after the respective dates, each of the series of Cumulative Senior Preferred Stock will be redeemable, at the option of the Company, in whole or in part, at $25 per depositary share (or share in the case of Series F and Series Y), plus accrued and unpaid dividends.

Common Stock

During 2004, 2003 and 2002, we issued and repurchased shares of our common stock as follows:

	2004			2003			2002		
				(Dollar amount in thousands)					
	Shares		Amount	Shares		Amount	Shares		Amount
Exercise of stock options and vesting of restricted stock units	1,985,416	$	49,929	2,743,420	$	68,088	948,932	$	23,333
Acquisition of minority interests	-		-	426,859		13,510	1,091,608		37,904
Conversion of Class B Common Stock	-		-	7,000,000		700	-		-
Repurchases of common stock	(445,700)		(20,295)	(175,000)		(6,001)	(11,000)		(381)
	1,539,716	$	29,634	9,995,279	$	76,297	2,029,540	$	60,856

At December 31, 2004, certain Consolidated Entities owned 929,432 common shares of the Company. These shares continue to be legally issued and outstanding. In the consolidation process, these shares and the related balance sheet amounts have been eliminated. In addition, these shares are not included in the computation of weighted average shares outstanding.

The following chart reconciles the Company's legally issued and outstanding shares of common stock and the reported outstanding shares of common stock at December 31, 2004 and December 31, 2003:

Reconciliation of Common Shares Outstanding	At December 31, 2004	At December 31, 2003
Legally issued and outstanding shares	129,455,882	127,710,466
Less – Shares owned by the Consolidated Entities that are eliminated in consolidation (a)	(929,432)	(723,732)
Reported issued and outstanding shares	128,526,450	126,986,734

(a) The increase in shares owned by the Consolidated Entities is due to the Consolidated Entities' purchases of 205,700 shares of our common stock during the year ended December 31, 2004.

As previously reported, the Board of Directors authorized the repurchase from time to time of up to 10,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. On March 4, 2000, the Board of Directors increased the authorized number of shares that the Company could repurchase to 15,000,000. During 2001, the Board of Directors increased the authorized number of shares the Company could repurchase to 25,000,000. Cumulatively through December 31, 2004, we repurchased a total of 22,117,720 shares of common stock at an aggregate cost of approximately $562,158,000.

At December 31, 2004 and 2003, we had 5,548,277 and 7,548,494 shares of common stock reserved in connection with the Company's stock option plans, respectively, (see Note 13) and 237,935 shares reserved for the conversion of Convertible Partnership Units.

Class B Common Stock

The 7,000,000 shares of Class B Common Stock were converted into 7,000,000 shares of Common Stock on January 1, 2003. During 2002 the Class B Common Stock participated in distributions at 97% of the per share distributions on the Common Stock, which were subject to the condition (which was met) that cumulative distributions of at least $0.22 per quarter per share had been paid on the Common Stock. The Class B Common Stock could not participate in liquidating distributions, and Class B shareholders were not entitled to vote (except as expressly required by California law).

Equity Stock

The Company is authorized to issue up to 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

Equity Stock, Series A

As of December 31, 2004 and 2003, there were 8,776,102 depositary shares, each representing 1/1,000 of a share, of Equity Stock, Series A outstanding. We have not issued any shares of our Equity Stock, Series A since May 2001. The issuance amounts were recorded as part of paid-in capital on the consolidated balance sheet.

The Equity Stock, Series A ranks on parity with our common stock and junior to the Cumulative Preferred Stock with respect to general preference rights and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the common stock or b) $2.45 per annum. Except in order to preserve the Company's federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its federal income tax status as a REIT, each depositary share will be convertible into 0.956 shares of our common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions if no distributions are paid to common shareholders.

Equity Stock, Series AA

In June 1997, we contributed $22,500,000 (225,000 shares) of equity stock, to a consolidated partnership in which we are the general partner.

On June 30, 2004, the Equity Stock, Series AA was retired in connection with our aforementioned acquisition of the remaining interests we did not own in the consolidated partnership. For periods prior to June 30, 2004, the Equity Stock, Series AA and related dividends were eliminated in consolidation.

Equity Stock, Series AAA

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Stock, Series AAA ("Equity Stock AAA") to a newly formed joint venture. We control the joint venture and consolidate the accounts of the joint venture, and accordingly the Equity Stock AAA is eliminated in consolidation. The Equity Stock AAA ranks on a parity with our common stock and junior to the Cumulative Preferred Stock (as defined below) with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions on these shares if no distributions are paid to common stockholders.

Upon liquidation of the Consolidated Development Joint Venture, at the Company's option either a) each share of Equity Stock, Series AAA shall convert into 1.2 shares of our common stock or b) the Company can redeem the Equity Stock, Series AAA at a per share amount equal to 120% of the market price of our common stock. In addition, if the Company determines that it is necessary to maintain its status as a Real Estate Investment Trust, subject to certain limitations it may cause the redemption of shares of Equity Stock, Series AAA at a per share amount equal to 120% of the market price of our common stock. The shares are not otherwise redeemable or convertible into shares of any other class or series of the Company's capital stock. Other than as required by law, the Equity Stock, Series AAA has no voting rights.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. For the tax year ended December 31, 2004, distributions for the common stock, Equity Stock, Series A, and all the various series of preferred stocks were classified as follows:

	2004 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.8683%	99.8694%	99.8712%	98.0855%
Long-Term Capital Gain	0.1317%	0.1306%	0.1288%	1.9145%
Total	100.00%	100.00%	100.00%	100.00%

A percentage of the long-term capital gain is unrecaptured section 1250 gain for each quarter of 2004 as follows:

	2004 Percentage of Total Long-Term Capital Gain Distribution			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Unrecaptured Section 1250 Gain	34.8559%	34.8559%	34.8559%	43.7003%

For corporate shareholders a portion of the total long-term capital gain is required to be recaptured as ordinary income. For each quarter of 2004 the percentages are as follows:

	2004 Percentage of Total Long-Term Capital Gain Distribution			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
IRC §291 Recapture	6.9709%	6.9709%	6.9709%	8.7400%

The following table summarizes dividends for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002	
	Per share	Total	Per share	Total	Per share	Total
	(in thousands, except per share data)					
Cumulative Preferred Stock						
Series A	$ -	$ -	$ -	$ -	$1.875	$3,422
Series B	-	-	$0.575	1,322	$2.343	5,389
Series C	-	-	$0.844	1,013	$1.688	2,024
Series D	$1.776	2,131	$2.375	2,850	$2.375	2,850
Series E	$2.500	5,488	$2.500	5,488	$2.500	5,488
Series F	$2.437	5,606	$2.437	5,606	$2.437	5,606
Series J	-	-	-	-	$1.533	9,200
Series K	$0.109	501	$2.063	9,488	$2.063	9,488
Series L	$0.395	1,818	$2.063	9,488	$2.063	9,488
Series M	$1.373	3,089	$2.188	4,922	$2.188	4,922
Series Q	$2.150	14,835	$2.150	14,835	$2.150	14,835
Series R	$2.000	40,800	$2.000	40,800	$2.000	40,800
Series S	$1.969	11,320	$1.969	11,320	$1.969	11,320
Series T	$1.906	11,601	$1.906	11,601	$1.809	11,011
Series U	$1.906	11,438	$1.906	11,438	$1.641	9,849
Series V	$1.875	12,938	$1.875	12,938	$0.469	3,234
Series W	$1.625	8,612	$0.388	2,057	-	-
Series X	$1.613	7,740	$0.215	1,030	-	-
Series Y	$1.708	2,732	-	-	-	-
Series Z	$1.289	5,801	-	-	-	-
Series A	$1.153	5,302	-	-	-	-
Series B	$0.896	3,896	-	-	-	-
Series C	$0.495	2,277	-	-	-	-
		157,925		146,196		148,926
Common Equivalent Stock						
Common Stock	$1.800	230,834	$1.800	225,864	$1.800	209,077
Equity Stock, Series A	$2.450	21,501	$2.450	21,501	$2.450	21,501
Class B Common Stock	-	-	-	-	$1.746	12,222
Total Distributions		$410,260		$393,561		$391,726

12. Related party transactions

Relationships and transactions with the Hughes Family

B. Wayne Hughes, Chairman of the Board, and his family (the "Hughes Family") have ownership interests in, and operate, approximately 40 self-storage facilities in Canada under the name "Public Storage" pursuant to a license agreement with the Company. We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 37% of our common stock outstanding at December 31, 2004. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of approximately 40 self-storage facilities in Canada if the Hughes Family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, have no right to acquire this stock or assets unless the Hughes Family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Prior to December 31, 2003, our personnel were engaged in the supervision and the operation of these Canadian self-storage facilities and provided certain administrative services for the Canadian owners, and certain other services, primarily tax services, with respect to certain other Hughes Family interests. The Hughes Family and the Canadian owners reimbursed us at cost for these services (U.S. $542,499 and $638,000 in respect of the Canadian operations for 2003 and 2002, respectively, and U.S. $151,063 and $167,930 for other services during 2003 and 2002, respectively). There have been conflicts of interest in allocating the time of our personnel between our properties, the Canadian properties, and certain other Hughes Family interests. The sharing of personnel and systems with the Canadian entities was substantially discontinued by December 31, 2003. The Canadian entities claim that the Company owes them CAD $653,424 representing the amount charged to them for the development of certain systems that they no longer utilize. This amount has been accrued on the Company's financial statements for the year ended December 31, 2004.

The Company, through subsidiaries, continues to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. The Company had acquired the tenant insurance business on December 31, 2001 through its acquisition of PSIC. During 2004, 2003, and 2002, respectively, PSIC received $1,069,000, $1,017,000, and $834,000, respectively, in reinsurance premiums attributable to the Canadian Facilities. PSIC has no contractual right to provide tenant reinsurance to the Canadian Facilities and there is no assurance that these premiums will continue.

The corporation engaged in the operation of the Canadian facilities has advised us that it intends to reorganize the entities owning and operating the Canadian facilities and has proposed that the Company consent to this reorganization, which would impact the license agreement and the right of first refusal agreement with the Company, and might also impact our ability to sell tenant insurance The reorganization is designed to enhance the entities' financial flexibility and growth potential. In November 2004, the Board appointed a special committee, comprised of independent directors, to consider the Company's alternatives in this matter, including a possible investment in the reorganized Canadian entities.

In November 1999, we formed the Consolidated Development Joint Venture with a joint venture partner whose partners include an institutional investor and Mr. Hughes. This transaction is discussed more fully in Note 10.

Other Related Party Transactions

Ronald L. Havner, Jr. is our vice-chairman and chief executive officer, and he is chairman of the board of PSB. Until August 2003, Mr. Havner was also the Chief Executive Officer of PSB. For 2003 and 2004 services, Mr. Havner was compensated by PSB, as well as by the Company.

In December 2003, we loaned $100,000,000 to PSB. This loan bore interest at the rate of 1.45% per year. This loan, which was fully repaid on March 8, 2004, was included in Notes Receivable at December 31, 2003. Also, in December 2001, we loaned $35,000,000 to PSB. This loan bore interest at the rate of 3.25% per year. This loan was repaid in full on January 28, 2002.

In June 2002, we sold an undeveloped parcel of land at cost to PSB for an aggregate of $1,100,000 cash.

PSB manages certain of the commercial facilities that we own pursuant to management agreements for a management fee equal to 5% of revenues. We paid a total of $562,000, $581,000, and $578,000, respectively, in 2004, 2003 and 2002 in management fees with respect to PSB's property management services.

Stor-Re provided limited property and liability insurance to the Company, PSB and our affiliates for losses incurred during policy periods prior to April 1, 2004.

13. Stock-based Compensation

Stock Options

We have a 1990 Stock Option Plan (the "1990 Plan") which provides for the grant of non-qualified stock options. We have a 1994 Stock Option Plan (the "1994 Plan"), a 1996 Stock Option and Incentive Plan (the "1996 Plan"), a 2000 Non-Executive/Non-Director Stock Option and Incentive Plan (the "2000 Plan"), a 2001 Non-Executive/Non Director Stock Option and Incentive Plan (the "2001 non-executive Plan") and a 2001 Stock Option and Incentive Plan (the "2001 Plan"), each of which provides for the grant of non-qualified options and incentive stock options. (The 1990 Plan, the 1994 Plan, the 1996 Plan and the 2000 Plan are collectively referred to as the "PSI Plans"). Under the PSI Plans, the Company has granted non-qualified options to certain directors, officers and key employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock at the date of grant. Generally, options under the PSI Plans vest over a three-year period from the date of grant at the rate of one-third per year (options granted after December 31, 2002 vest generally over a five-year period at the rate of one-fifth per year) and expire (i) under the 1990 Plan, five years after the date they became exercisable and (ii) under the 1994 Plan, the 1996 Plan and the 2000 Plan, ten years after the date of grant. The 1996 Plan, the 2000 Plan, the 2001 non-executive Plan and the 2001 Plan also provide for the grant of restricted stock (see below) to officers, key employees and service providers on terms determined by an authorized committee of the Board of Directors. A total of approximately 4,730,553, 5,087,593, and 5,229,407 securities were available for grant at December 31, 2004, 2003, and 2002, respectively, under these plans.

Information with respect to the Plans during 2004, 2003 and 2002 is as follows:

	2004		2003		2002	
	Number of Options	Average Price per Share	Number of Options	Average Price per Share	Number of Options	Average Price per Share
Options outstanding January 1	3,088,618	$27.14	5,939,224	$25.79	6,677,334	$24.81
Granted	353,500	51.46	272,500	34.50	792,000	33.20
Exercised	(1,957,907)	25.51	(2,743,420)	24.85	(948,932)	24.59
Cancelled	(42,310)	32.75	(379,686)	28.33	(581,178)	26.61
Options outstanding December 31 (a)	1,441,901	$35.08	3,088,618	$27.14	5,939,224	$25.79
Option price range at December 31 (b)		$18.00 to $56.12		$14.88 to $39.23		$14.88 to $37.40
Option price range at December 31 (b)	651,0131	$27.13	2,305,868	$25.24	3,666,641	$24.46

(a) The options outstanding at December 31, 2004, have remaining average contractual lives of 7.5 years.

(b) Approximately 472,788, 2,159,944, and 5,059,000 of options outstanding at December 31, 2004, 2003 and 2002, had exercise prices less than $30. In addition, 336,000 options outstanding at December 31, 2004 had weighted average exercise prices greater than $45 (none at December 31, 2003 and 2002).

Accounting principles generally accepted in the United States permit, but do not require, companies to recognize compensation expense for stock-based awards based on their fair value at date of grant, which is then amortized as compensation expense over the vesting period (the "Fair Value Method"). Companies can also elect to disclose, but not recognize as an expense, stock option expense when stock options are granted to employees at an exercise price equal to the market price at the date of grant (the "APB 25 Method").

For periods prior to December 31, 2001, we utilized the APB 25 Method of accounting for employee stock options. As of January 1, 2002, we adopted the Fair Value Method, and have elected to use the prospective method of transition, whereby we applied the recognition provisions of the Fair Value Method to all stock options granted after the beginning of the year in which we adopted such method. Accordingly, we recognize compensation expense in our income statement using the Fair Value Method only with respect to stock options issued after January 1, 2002.

The following table sets forth financial disclosures with respect to the accounting for stock options:

Selected information with respect to employee stock options:	For the years ended December 31, 2004	2003	2002
Average estimated value per option granted, utilizing the Black-Scholes method...	$4.40	$1.95	$1.86
Assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years	5	5	5
Risk-free interest rate	3.5%	3.0%	3.2%
Expected volatility	0.210	0.180	0.170
Expected dividend yield	7.0%	7.0%	7.0%
Net income information with respect to each year:			
Net income, as reported	$366,213	$336,653	$318,738
Add back: stock-based employee compensation expense included in net income	709	530	163
Less: stock-based employee compensation cost that would have been included if the fair value method were applied for all awards	(874)	(3,311)	(3,595)
Net income, assuming consistent application of the fair value method..	$366,048	$333,872	$315,306
Earnings per share, as reported:			
Basic	$1.39	$1.29	$1.15
Diluted	$1.38	$1.28	$1.14
Earnings per share, assuming consistent application of the fair value method			
Basic	$1.39	$1.27	$1.12
Diluted	$1.38	$1.26	$1.11

Restricted Stock Units

Outstanding restricted stock units vest over a five-year period from the date of grant at the rate of one-fifth per year. The employee receives additional compensation equal to the per-share dividends received by common shareholders with respect to restricted stock units outstanding. Upon vesting, the employee receives common shares equal to the number of vested restricted stock units in exchange for the units. The total value of each restricted stock unit grant, based upon the market price of our common stock at the date of grant, combined with the estimated payroll taxes and other payroll burden costs to be incurred upon vesting, is amortized over the vesting period as compensation expense. Outstanding restricted stock units are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method applied to the average cumulative measured but unrecognized compensation expense during the period.

During the year ended December 31, 2003, we granted 249,000 restricted stock units to employees of the Company with an aggregate fair value on the date of grant of approximately $10,180,000. During the year ended December 31, 2004, 94,500 restricted stock units were granted with an aggregate fair value on the date of grant of $4,649,000, 48,650 restricted stock units were forfeited, and 42,810 restricted stock units vested. This vesting resulted in the issuance of 27,509 shares of common stock. In addition, cash compensation was paid to employees in lieu of 15,301 shares of common stock based upon the market value of the stock at the date of vesting, and used to settle the employees' tax liability generated by the vesting.

At December 31, 2004, approximately 252,040 restricted stock units were outstanding (249,000 at December 31, 2003). A total of $2,254,000 and $970,000 in restricted stock expense was recorded for the years ended December 31, 2004 and 2003, respectively, which includes amortization of the fair value of the grant reflected as an increase to paid-in capital, as well as accrued estimated burden to be incurred upon vesting.

14. Disclosures Regarding Segment Reporting

Description of Each Reportable Segment

Our reportable segments reflect significant operating activities that are evaluated separately by management. We have four reportable segments: self-storage operations, containerized storage operations, commercial property operations, and tenant reinsurance operations.

The self-storage segment comprises the direct ownership, development, and operation of traditional storage facilities, and the ownership of equity interests in entities that own storage properties. The containerized storage operations represent another segment. The commercial property segment reflects our interest in the ownership, operation, and management of commercial properties. The vast majority of the commercial property operations are conducted through PSB, and to a much lesser extent the Company and certain of its unconsolidated subsidiaries own commercial space, managed by PSB, within facilities that combine storage and commercial space for rent. The tenant reinsurance operations reflect a business segment that reinsures policies against losses to goods stored by tenants in our self-storage facilities.

Measurement of Segment Profit or Loss

We evaluate performance and allocate resources based upon the net segment income of each segment. Net segment income represents net income in conformity with accounting principles generally accepted in the United States and our significant accounting policies as denoted in Note 2, before interest and other income, interest expense, corporate general and administrative expense, and minority interest in income. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

Interest and other income, interest expense, corporate general and administrative expense, minority interest in income and gains and losses on sales of real estate assets are not allocated to segments because management does not utilize them to evaluate the results of operations of each segment.

Measurement of Segment Assets

No segment data relative to assets or liabilities is presented, because we do not consider the historical cost of our real estate facilities and investments in real estate entities in evaluating the performance of operating management or in evaluating alternative courses of action. The only other types of assets that might be allocated to individual segments are trade receivables, payables, and other assets that arise in the ordinary course of business, but they are also not a significant factor in the measurement of segment performance.

Presentation of Segment Information

Our income statement provides most of the information required in order to determine the performance of each of our four segments. The following tables reconcile the performance of each segment, in terms of segment revenues and segment income, to our consolidated revenues and net income. It further provides detail of the segment components of the income statement item, "Equity in earnings of real estate entities."

The following table reconciles revenue by segment to the Company's consolidated revenues:

Reconciliation of Revenues by Segment	Years Ended December 31,			Years Ended December 31,		
	2004	2003	Change	2003	2002	Change
	(amounts in thousands)					
Self-storage facility rentals	$ 863,463	$ 798,584	$ 64,879	$ 798,584	$ 761,446	$ 37,138
Commercial property rentals	10,750	11,001	(251)	11,001	11,304	(303)
Containerized storage rentals	19,355	23,991	(4,636)	23,991	22,355	1,636
Tenant re-insurance premiums	24,243	22,464	1,779	22,464	19,947	2,517
Interest and other income (not allocated to segments)	10,165	8,628	1,537	8,628	8,661	(33)
Total revenues	$ 927,976	$ 864,668	$ 63,308	$ 864,668	$ 823,713	$ 40,955

The following table sets forth a reconciliation of each segment's net income to the Company's consolidated net income:

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	Change	2003	2002	Change
	(Dollar amounts in thousands)					
Reconciliation of Net Income by Segment:						
Self-storage						
Self-storage net operating income	$562,542	$517,679	$44,863	$517,679	$511,231	$6,448
Self-storage depreciation	(176,488)	(176,929)	441	(176,929)	(170,887)	(6,042)
Equity in earnings – storage property operations	6,610	6,288	322	6,288	5,992	296
Equity in earnings – depreciation (self-storage)	(1,657)	(1,705)	48	(1,705)	(1,619)	(86)
Discontinued self-storage operations	-	6,014	(6,014)	6,014	571	5,443
Total self-storage segment net income	391,007	351,347	39,660	351,347	345,288	6,059
Commercial properties						
Commercial properties	6,422	6,418	4	6,418	7,045	(627)
Depreciation and amortization – commercial properties	(2,114)	(2,436)	322	(2,436)	(2,436)	-
Equity in earnings – commercial property operations	68,545	64,242	4,303	64,242	65,212	(970)
Equity in earnings – depreciation (commercial properties)	(32,063)	(26,048)	(6,015)	(26,048)	(25,459)	(589)
Discontinued operations (Note 4)	1,122	237	885	237	243	(6)
Total commercial property segment net income	41,912	42,413	(501)	42,413	44,605	(2,192)
Containerized storage						
Containerized storage net operating income	7,581	10,052	(2,471)	10,052	4,743	5,309
Containerized storage depreciation	(4,546)	(4,780)	234	(4,780)	(2,511)	(2,269)
Discontinued operations (Note 4)	(2,351)	(2,729)	378	(2,729)	(12,290)	9,561
Total containerized storage segment net income/(loss)	684	2,543	(1,859)	2,543	(10,058)	12,601
Tenant Reinsurance						
Tenant reinsurance operating income	10,735	10,477	258	10,477	10,536	(59)
Other items not allocated to segments						
Equity in earnings – general and administrative and other	(18,871)	(17,811)	(1,060)	(17,811)	(14,238)	(3,573)
Interest and other income	10,165	8,628	1,537	8,628	8,661	(33)
General and administrative	(18,813)	(17,127)	(1,686)	(17,127)	(15,619)	(1,508)
Interest expense	(760)	(1,121)	361	(1,121)	(3,809)	2,688
Minority interest in income	(49,913)	(43,703)	(6,210)	(43,703)	(44,087)	384
Gain/(loss) on disposition of real estate and casualty loss	67	1,007	(940)	1,007	(2,541)	3,548
Total other items not allocated to segments	(78,125)	(70,127)	(7,998)	(70,127)	(71,633)	1,506
Total consolidated company net income	$366,213	$336,653	$29,560	$336,653	$318,738	$17,915

15. Events Subsequent to December 31, 2004 (unaudited)

On December 22, 2004, we called for redemption all of the outstanding shares (total liquidation value of $54,875,000) of our 10.00% Cumulative Preferred Stock, Series E, at $25 per share, plus accrued dividends. These shares were subsequently redeemed on January 31, 2005.

On January 18, 2005, we acquired an additional interest in one of the Consolidated Entities for cash totaling $4,368,000.

In January 2005, we acquired six self-storage facilities from third parties with total net rentable square feet of 304,000, at an aggregate cost of approximately $23.6 million in cash. These property acquisitions were funded entirely by the Company.

During February 2005, we called for redemption our 9.50% Series N Preferred Units (liquidation value of $40,000,000) and our 9.125% Series O Preferred Units (liquidation value of $45,000,000). Each of these securities will be redeemed for cash in March 2005.

On February 15, 2005, we priced a public offering of 5,400,000 depositary shares representing 1/1000 of a share of 6.18% Cumulative Preferred Stock, Series D. The offering resulted in approximately $130,548,000 of net proceeds and closed on February 28, 2005.

In January 2005, the Acquisition Joint Venture acquired a significant interest in three additional self-storage facilities that were originally acquired by us in 2004 for an aggregate of $27.4 million in cash. As described in Note 9, our joint venture partner's interest in these acquisitions of approximately $19.2 million will be accounted for as "Debt to Joint Venture Partner" on our balance sheet.

16. Recent Accounting Pronouncements and Guidance

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 – "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement prescribes reporting standards for financial instruments that have characteristics of both liabilities and equity. This standard generally indicates that certain financial instruments that give the issuer a choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets, any mandatorily redeemable security, and certain put options and forward purchase contracts, should be classified as a liability on the balance sheet. With the exception of minority interests, described below, we implemented SFAS 150 on July 1, 2003, and the adoption had no impact on our financial statements.

The provisions of SFAS 150 indicate certain minority interests in consolidated entities are to be classified as liabilities at fair value. However, on October 29, 2003, the FASB decided to defer indefinitely the implementation of SFAS 150 as it relates to these minority interests.

FASB Interpretation No. 46 – Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 – "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. We adopted this statement on January 1, 2004 and the adoption had no impact on our financial statements.

FASB Statement 123R-Share Based Payment

On December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R-"Share Based Payments" ("SFAS 123R"). The most notable change in accounting standards as a result of this statement is that Companies are required to expense stock option grants to employees over the vesting period. Because we have already elected to do so under the predecessor statement, the adoption of SFAS 123R will have no impact on our results of operations.

17. Commitments and Contingencies

Legal proceedings

Serrao v. Public Storage, Inc. (filed April 2003) (Superior Court – Orange County)

The plaintiff in this case filed a suit against the Company on behalf of a putative class of renters who rented self-storage units from the Company. Plaintiff alleges that the Company misrepresented the size of its storage units, has brought claims under California statutory and common law relating to consumer protection, fraud, unfair competition, and negligent misrepresentation, and is seeking monetary damages, restitution, and declaratory and injunctive relief.

The claim in this case is substantially similar to those in Henriquez v. Public Storage, Inc., which was disclosed in prior reports. In January 2003, the plaintiff caused the Henriquez action to be dismissed.

Based upon the uncertainty inherent in any putative class action, the Company cannot presently determine the potential damages, if any, or the ultimate outcome of this litigation. On November 3, 2003, the court granted the Company's motion to strike the plaintiff's nationwide class allegations and to limit any putative class to California residents only. The Company is vigorously contesting the claims upon which this lawsuit is based including class certification efforts.

Salaam, et al v. Public Storage, Inc. (filed February 2000) (Superior Court – Los Angeles County)

In February 2005, the plaintiffs caused these actions, which were described in the Company's prior reports, to be dismissed.

Gustavson, et al v. Public Storage, Inc. (filed June 2003) (Superior Court – Los Angeles County); Potter, at al v. Hughes, et al. (filed December 2004) (United States District Court – Central District of California)

In November 2002, a shareholder of the Company made a demand on the Board of Directors that challenged the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and demanded that the Board recover the profits earned by PSIC from November 1995 through December 2001 and that the entire purchase price paid by the Company for PSIC in excess of PSIC's net assets be returned to the Company.

The contract to acquire PSIC was approved by the independent directors of the Company in March 2001, and the transaction was closed in December 2001. PSIC was formerly owned by B. Wayne Hughes, currently the Chairman of the Board (and in 2001 also the Chief Executive Officer) of the Company, B. Wayne Hughes, Jr., currently a director (and in 2001 also an officer) of the Company and Tamara H. Gustavson, who in 2001 was an officer of the Company. In exchange for the Hughes family's shares in PSIC, the Company issued to them 1,439,765 shares of common stock (or a net of 1,138,733 shares, after taking into account 301,032 shares held by PSIC).

The shareholder has threatened litigation against the Hughes family and the directors of the Company arising out of this transaction and alleged a pattern of deceptive disclosures with respect to PSIC since 1995. In December 2002, the Board held a special meeting to authorize an inquiry by its independent directors to review the fairness to the Company's shareholders of its acquisition of PSIC and the ability of the Company to have started its own tenant reinsurance business in 1995. The Company believes that, prior to the effectiveness in 2001 of the federal REIT Modernization Act and corresponding California legislation that authorized the creation and ownership of "taxable REIT subsidiaries," the ownership by the Company of a reinsurance business relating to its tenants would have jeopardized the Company's status as a REIT and that other REITs faced similar concerns about tenant insurance programs.

In June 2003, the Hughes family filed a complaint (Gustavson, et al. v Public Storage, Inc.) for declaratory relief relating to the Company's acquisition of PSIC naming the Company as defendant. The Hughes family is seeking that the court make (i) a binding declaration that the Company either is not entitled to recover profits or other moneys earned by PSIC from November 1995 through December 2001; or alternatively the amounts that the Hughes family should be ordered to surrender to the Company if the court determines that the Company is entitled to recover any such profits or moneys; and (ii) a binding declaration either that the Company cannot establish that the acquisition agreement was not just and reasonable as to the Company at the time it was authorized, approved or ratified; or alternatively the amounts that the Hughes family should surrender to the Company, if the court determines that the agreement was not just and reasonable to the Company at that time. The Hughes family is not seeking any payments from the Company. In the event of a determination that the Hughes family is obligated to pay certain amounts to the Company, the complaint states that they have agreed to be bound by that determination to pay such amounts to the Company.

In July 2003 the Company filed an answer to the Hughes family's complaint requesting a final judicial determination of the Company's rights of recovery against the Hughes family in respect of PSIC. In September 2003, by order of the Superior Court, Justice Malcolm Lucas, a former chief justice of the California Supreme Court, was appointed to try the case. Justice Lucas has set this matter for trial at the end of March, 2005. We believe that the lawsuit by the Hughes family will ultimately resolve matters relating to PSIC and will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

At the end of December 2004, the same shareholder referred to above and a second shareholder filed a shareholder's derivative complaint (Potter, et al. v Hughes, et al.) naming as defendants the Company's directors (and two former directors) and certain officers of the Company. The matters alleged in the Potter complaint relate to PSIC, the Hughes family's Canadian mini-warehouse operations and the Company's 1995 reorganization. The Company is currently in the process of evaluating the Potter complaint and believes the litigation will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

Insurance and Loss Exposure

Our facilities have historically carried comprehensive insurance, including fire, earthquake, liability and extended coverage through STOR-Re and PSIC-H, our captive insurance programs, and insure portions of these risks through nationally recognized insurance carriers. Our captive insurance programs also insure affiliates of the Company.

The Company, STOR-Re, PSIC-H and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $35 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125,000,000 for property coverage and $101,000,000 for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e. earthquake and wind damage) determined in recent engineering and actuarial studies.

Our tenant insurance program, operating through PSIC through March 31, 2004, and through PSIC-H beginning April 1, 2004, reinsures policies against claims for losses to goods stored by tenants at our self-storage facilities. We reinsure our risks with third-party insurers from any individual event that exceeds a loss of $500,000, up to the policy limit of $10,000,000.

Development and Acquisition of Real Estate Facilities

We currently have 47 projects in our development pipeline, including newly developed facilities and expansions and enhancements to existing self-storage facilities. The total estimated cost of these facilities (unaudited) is $210,657,000, of which $47,277,000 has been spent at December 31, 2004. Development of these projects is subject to contingencies.

In January 2005, we acquired six additional self-storage facilities from third parties at an aggregate cost of approximately $23.6 million in cash, which we had contracted to purchase at December 31, 2004.

As of March 14, 2005, we are under contract to purchase six self-storage facilities (total approximate net rentable square feet of 448,000) at an aggregate cost of approximately $48.1 million. We anticipate that these acquisitions will be funded entirely by us. Each of these contracts is subject to significant contingencies, and there is no assurance that any of these facilities will be acquired.

18. Supplementary quarterly financial data (unaudited)

	Three Months Ended			
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands, except per share data)			
Revenues (a)	$ 220,799	$ 229,722	$ 237,173	$ 240,282
Cost of operations (a)	$ 82,599	$ 82,167	$ 82,383	$ 83,382
Net income	$ 69,067	$ 92,360	$ 97,515	$ 107,271
Per Common Share (Note 2):				
Net income - Basic	$ 0.17	$ 0.38	$ 0.38	$ 0.46
Net income - Diluted	$ 0.17	$ 0.37	$ 0.38	$ 0.46

	Three Months Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in thousands, except per share data)			
Revenues (a)	$ 204,913	$ 214,360	$ 224,842	$ 220,553
Cost of operations (a)	$ 72,499	$ 77,964	$ 78,951	$ 82,000
Net income	$ 76,639	$ 84,297	$ 89,747	$ 85,970
Per Common Share (Note 2):				
Net income – Basic	$ 0.26	$ 0.34	$ 0.39	$ 0.31
Net income – Diluted	$ 0.26	$ 0.33	$ 0.39	$ 0.30

(a) Revenues and cost of operations as presented in this table differ from the revenue and cost of operations as presented in the Company's quarterly reports due primarily to the impact of discontinued operations accounting with respect to certain containerized storage facilities that were closed in 2004, as described in Note 4.

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
Miniwarehouses										
1/1/81	Newport News / Jefferson Avenue	$-	$108	$1,071	$629	$-	$108	$1,700	$1,808	$1,515
1/1/81	Virginia Beach / Diamond Springs	-	186	1,094	737	-	186	1,831	2,017	1,598
8/1/81	San Jose / Snell	-	312	1,815	412	-	312	2,227	2,539	1,986
10/1/81	Tampa / Lazy Lane	-	282	1,899	650	-	282	2,549	2,831	2,257
6/1/82	San Jose / Tully	-	645	1,579	10,656	-	2,990	9,890	12,880	2,836
6/1/82	San Carlos / Storage	-	780	1,387	592	-	780	1,979	2,759	1,710
6/1/82	Mountain View	-	1,180	1,182	255	-	1,046	1,571	2,617	1,364
6/1/82	Cupertino / Storage	-	572	1,270	540	-	572	1,810	2,382	1,510
10/1/82	Sorrento Valley	-	1,002	1,343	(804)	-	651	890	1,541	752
10/1/82	Northwood	-	1,034	1,522	365	-	1,034	1,887	2,921	1,568
12/1/82	Port/Halsey	-	357	1,150	(393)	326	357	1,083	1,440	765
12/1/82	Sacto/Folsom	-	396	329	675	323	396	1,327	1,723	950
1/1/83	Platte	-	409	953	547	428	409	1,928	2,337	1,263
1/1/83	Semoran	-	442	1,882	6,088	720	442	8,690	9,132	2,730
1/1/83	Raleigh/Yonkers	-	203	914	485	425	203	1,824	2,027	1,313
3/1/83	Blackwood	-	213	1,559	331	595	213	2,485	2,698	1,693
4/1/83	Vailsgate	-	103	990	839	505	103	2,334	2,437	1,400
5/1/83	Delta Drive	-	67	481	324	241	68	1,045	1,113	670
6/1/83	Ventura	-	658	1,734	339	583	658	2,656	3,314	1,737
9/1/83	Southington	-	124	1,233	382	546	123	2,162	2,285	1,428
9/1/83	Southhampton	-	331	1,738	686	806	331	3,230	3,561	2,217
9/1/83	Webster/Keystone	-	449	1,688	737	813	449	3,238	3,687	2,251
9/1/83	Dover	-	107	1,462	507	627	107	2,596	2,703	1,752
9/1/83	Newcastle	-	227	2,163	484	817	227	3,464	3,691	2,321
9/1/83	Newark	-	208	2,031	380	746	208	3,157	3,365	2,109
9/1/83	Langhorne	-	263	3,549	534	1,445	263	5,528	5,791	3,752
9/1/83	Hobart	-	215	1,491	727	838	215	3,056	3,271	2,045
9/1/83	Ft. Wayne/W. Coliseum	-	160	1,395	475	535	160	2,405	2,565	1,524

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
					(Dollar amounts in thousands)					
9/1/83	Ft. Wayne/Bluffton	-	88	675	303	285	88	1,263	1,351	788
10/1/83	Orlando J. Y. Parkway	-	383	1,512	437	622	383	2,571	2,954	1,717
11/1/83	Aurora	-	505	758	365	341	505	1,464	1,969	967
11/1/83	Campbell	-	1,379	1,849	(466)	474	1,379	1,857	3,236	1,259
11/1/83	Col Springs/Ed	-	471	1,640	224	554	471	2,418	2,889	1,632
11/1/83	Col Springs/Mv	-	320	1,036	303	441	320	1,780	2,100	1,191
11/1/83	Thorton	-	418	1,400	184	536	418	2,120	2,538	1,424
11/1/83	Oklahoma City	-	454	1,030	921	620	454	2,571	3,025	1,717
11/1/83	Tucson	-	343	778	672	420	343	1,870	2,213	1,222
11/1/83	Webster/Nasa	-	1,570	2,457	1,089	1,372	1,571	4,917	6,488	3,412
12/1/83	Charlotte	-	165	1,274	480	442	165	2,196	2,361	1,569
12/1/83	Greensboro/Market	-	214	1,653	740	794	214	3,187	3,401	2,279
12/1/83	Greensboro/Electra	-	112	869	390	382	112	1,641	1,753	1,169
12/1/83	Columbia	-	171	1,318	519	492	171	2,329	2,500	1,683
12/1/83	Richmond	-	176	1,360	573	468	176	2,401	2,577	1,619
12/1/83	Augusta	-	97	747	361	324	97	1,432	1,529	1,024
12/1/83	Tacoma	-	553	1,173	462	487	553	2,122	2,675	1,527
1/1/84	Fremont/Albrae	-	636	1,659	507	532	636	2,698	3,334	1,946
1/1/84	Belton	-	175	858	768	378	175	2,004	2,179	1,376
1/1/84	Gladstone	-	275	1,799	570	640	275	3,009	3,284	2,112
1/1/84	Hickman/112	-	257	1,848	537	618	257	3,003	3,260	2,116
1/1/84	Holmes	-	289	1,333	447	455	289	2,235	2,524	1,558
1/1/84	Independence	-	221	1,848	394	609	221	2,851	3,072	2,027
1/1/84	Merriam	-	255	1,469	447	480	255	2,396	2,651	1,699
1/1/84	Olathe	-	107	992	379	361	107	1,732	1,839	1,222
1/1/84	Shawnee	-	205	1,420	498	502	205	2,420	2,625	1,702
1/1/84	Topeka	-	75	1,049	291	356	75	1,696	1,771	1,193
3/1/84	Marrietta/Cobb	-	73	542	358	259	73	1,159	1,232	826
3/1/84	Manassas	-	320	1,556	460	553	320	2,569	2,889	1,792
3/1/84	Pico Rivera	-	743	807	364	321	743	1,492	2,235	1,093
4/1/84	Providence	-	92	1,087	476	423	92	1,986	2,078	1,386

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
4/1/84	Milwaukie/Oregon	-	289	584	299	311	289	1,194	1,483	844
5/1/84	Raleigh/Departure	-	302	2,484	577	788	302	3,849	4,151	2,684
5/1/84	Virginia Beach	-	509	2,121	807	776	499	3,714	4,213	2,545
5/1/84	Philadelphia/Grant	-	1,041	3,262	683	971	1,040	4,917	5,957	3,371
5/1/84	Garland	-	356	844	262	360	356	1,466	1,822	986
6/1/84	Lorton	-	435	2,040	764	682	435	3,486	3,921	2,322
6/1/84	Baltimore	-	382	1,793	927	634	382	3,354	3,736	2,279
6/1/84	Laurel	-	501	2,349	811	824	501	3,984	4,485	2,733
6/1/84	Delran	-	279	1,472	394	573	279	2,439	2,718	1,592
6/1/84	Orange Blossom	-	226	924	260	398	226	1,582	1,808	1,060
6/1/84	Cincinnati	-	402	1,573	659	672	402	2,904	3,306	1,935
6/1/84	Florence	-	185	740	514	376	185	1,630	1,815	1,066
7/1/84	Trevose/Old Lincoln	-	421	1,749	466	582	421	2,797	3,218	1,949
8/1/84	Medley	-	584	1,016	441	464	584	1,921	2,505	1,260
8/1/84	Oklahoma City	-	340	1,310	622	652	340	2,584	2,924	1,708
8/1/84	Newport News	-	356	2,395	792	1,013	356	4,200	4,556	2,764
8/1/84	Kaplan/Walnut Hill	-	971	2,359	959	1,041	971	4,359	5,330	2,880
8/1/84	Kaplan/Irving	-	677	1,592	4,659	639	678	6,889	7,567	2,295
9/1/84	Cockrell Hill	-	380	913	1,160	675	380	2,748	3,128	1,836
11/1/84	Omaha	-	109	806	535	399	109	1,740	1,849	1,158
11/1/84	Hialeah	-	886	1,784	421	672	886	2,877	3,763	1,885
12/1/84	Austin/Lamar	-	643	947	564	443	643	1,954	2,597	1,253
12/1/84	Pompano	-	399	1,386	686	698	399	2,770	3,169	1,836
12/1/84	Fort Worth	-	122	928	65	303	122	1,296	1,418	850
12/1/84	Montgomeryville	-	215	2,085	462	776	215	3,323	3,538	2,130
1/1/85	Cranston	-	175	722	375	267	175	1,364	1,539	922
1/1/85	Bossier City	-	184	1,542	569	656	184	2,767	2,951	1,811
2/1/85	Simi Valley	-	737	1,389	384	520	737	2,293	3,030	1,477
2/1/85	Hurst	-	231	1,220	260	480	231	1,960	2,191	1,279
3/1/85	Chattanooga	-	202	1,573	565	683	202	2,821	3,023	1,799
3/1/85	Portland	-	285	941	362	438	285	1,741	2,026	1,113

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
			(Dollar amounts in thousands)							
3/1/85	Fern Park	-	144	1,107	248	432	144	1,787	1,931	1,164
3/1/85	Fairfield	-	338	1,187	530	527	338	2,244	2,582	1,421
3/1/85	Houston / Westheimer	-	850	1,179	804	-	850	1,983	2,833	1,600
4/1/85	Austin/ S. First	-	778	1,282	382	711	778	2,375	3,153	1,429
4/1/85	Cincinnati/ E. Kemper	-	232	1,573	329	853	232	2,755	2,987	1,620
4/1/85	Cincinnati/ Colerain	-	253	1,717	422	932	253	3,071	3,324	1,803
4/1/85	Florence/ Tanner Lane	-	218	1,477	413	835	218	2,725	2,943	1,600
4/1/85	Laguna Hills	-	1,224	3,303	499	1,213	1,225	5,014	6,239	3,225
5/1/85	Tacoma/ Phillips Rd.	-	396	1,204	324	669	396	2,197	2,593	1,287
5/1/85	Milwaukie/ Mcloughlin	-	458	742	428	620	458	1,790	2,248	1,057
5/1/85	Manchester/ S. Willow	-	371	2,129	(73)	854	371	2,910	3,281	1,690
5/1/85	Longwood	-	355	1,645	359	669	355	2,673	3,028	1,712
5/1/85	Columbus/Busch Blvd.	-	202	1,559	457	592	202	2,608	2,810	1,648
5/1/85	Columbus/Kinnear Rd.	-	241	1,865	430	771	241	3,066	3,307	1,955
5/1/85	Worthington	-	221	1,824	578	709	221	3,111	3,332	1,901
5/1/85	Arlington	-	201	1,497	581	618	201	2,696	2,897	1,670
6/1/85	N. Hollywood/ Raymer	-	967	848	271	515	967	1,634	2,601	984
6/1/85	Grove City/ Marlane Drive	-	150	1,157	518	471	150	2,146	2,296	1,306
6/1/85	Reynoldsburg	-	204	1,568	576	598	204	2,742	2,946	1,684
7/1/85	San Diego/ Kearny Mesa Rd	-	783	1,750	364	962	783	3,076	3,859	1,830
7/1/85	Scottsdale/ 70th St	-	632	1,368	378	742	632	2,488	3,120	1,422
7/1/85	Concord/ Hwy 29	-	150	750	453	587	150	1,790	1,940	1,069
7/1/85	Columbus/Morse Rd.	-	195	1,510	450	670	195	2,630	2,825	1,695
7/1/85	Columbus/Kenney Rd.	-	199	1,531	553	598	199	2,682	2,881	1,669
7/1/85	Westerville	-	199	1,517	657	620	199	2,794	2,993	1,698
7/1/85	Springfield	-	90	699	411	332	90	1,442	1,532	899
7/1/85	Dayton/Needmore Road	-	144	1,108	522	460	144	2,090	2,234	1,278
7/1/85	Dayton/Executive Blvd.	-	160	1,207	478	569	159	2,255	2,414	1,447
7/1/85	Lilburn	-	331	969	263	424	330	1,657	1,987	1,063
9/1/85	Madison/ Copps Ave.	-	450	1,150	468	665	450	2,283	2,733	1,303
9/1/85	Columbus/ Sinclair	-	307	893	367	519	307	1,779	2,086	1,036

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
9/1/85	Philadelphia/ Tacony St	-	118	1,782	304	856	118	2,942	3,060	1,719
10/1/85	N. Hollywood/ Whitsett	-	1,524	2,576	399	1,302	1,524	4,277	5,801	2,505
10/1/85	Portland/ SE 82nd St	-	354	496	376	380	354	1,252	1,606	733
10/1/85	Columbus/ Ambleside	-	124	1,526	137	644	124	2,307	2,431	1,276
10/1/85	Indianapolis/ Pike Place	-	229	1,531	571	856	229	2,958	3,187	1,537
10/1/85	Indianapolis/ Beach Grove	-	198	1,342	282	709	198	2,333	2,531	1,347
10/1/85	Hartford/ Roberts	-	219	1,481	445	966	219	2,892	3,111	1,620
10/1/85	Wichita/ S. Rock Rd.	-	501	1,478	292	657	642	2,286	2,928	1,310
10/1/85	Wichita/ E. Harry	-	313	1,050	180	468	285	1,726	2,011	1,008
10/1/85	Wichita/ S. Woodlawn	-	263	905	164	437	263	1,506	1,769	871
10/1/85	Wichita/ E. Kellogg	-	185	658	(6)	261	185	913	1,098	541
10/1/85	Wichita/ S. Tyler	-	294	1,004	145	530	294	1,679	1,973	1,011
10/1/85	Wichita/ W. Maple	-	234	805	(23)	313	234	1,095	1,329	652
10/1/85	Wichita/ Carey Lane	-	192	674	52	296	192	1,022	1,214	609
10/1/85	Wichita/ E. Macarthur	-	220	775	(70)	323	220	1,028	1,248	602
10/1/85	Joplin/ S. Range Line	-	264	904	225	465	264	1,594	1,858	933
10/1/85	San Antonio/ Wetmore Rd.	-	306	1,079	560	638	306	2,277	2,583	1,324
10/1/85	San Antonio/ Callaghan	-	288	1,016	452	543	288	2,011	2,299	1,194
10/1/85	San Antonio/ Zarzamora	-	364	1,281	642	674	364	2,597	2,961	1,502
10/1/85	San Antonio/ Hackberry	-	388	1,367	2,531	1,001	389	4,898	5,287	1,782
10/1/85	San Antonio/ Fredericksburg	-	287	1,009	548	597	287	2,154	2,441	1,261
10/1/85	Dallas/ S. Westmoreland	-	474	1,670	217	734	474	2,621	3,095	1,579
10/1/85	Dallas/ Alvin St.	-	359	1,266	191	559	359	2,016	2,375	1,231
10/1/85	Fort Worth/ W. Beach St.	-	356	1,252	212	531	356	1,995	2,351	1,204
10/1/85	Fort Worth/ E. Seminary	-	382	1,346	224	552	382	2,122	2,504	1,289
10/1/85	Fort Worth/ Cockrell St.	-	323	1,136	219	515	323	1,870	2,193	1,126
11/1/85	Everett/ Evergreen	-	706	2,294	597	1,076	706	3,967	4,673	2,420
11/1/85	Seattle/ Empire Way	-	1,652	5,348	740	2,198	1,652	8,286	9,938	5,008
12/1/85	Milpitas	-	1,623	1,577	336	913	1,623	2,826	4,449	1,607
12/1/85	Pleasanton/ Santa Rita	-	1,226	2,078	423	1,160	1,226	3,661	4,887	2,086
12/1/85	Amherst/ Niagra Falls	-	132	701	298	400	132	1,399	1,531	840

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
12/1/85	West Sams Blvd.	-	164	1,159	(235)	383	164	1,307	1,471	800
12/1/85	MacArthur Rd.	-	204	1,628	237	638	204	2,503	2,707	1,486
12/1/85	Brockton/ Main	-	153	2,020	(171)	678	153	2,527	2,680	1,526
12/1/85	Eatontown/ Hwy 35	-	308	4,067	635	1,648	308	6,350	6,658	3,760
12/1/85	Denver/ Leetsdale	-	603	847	266	408	603	1,521	2,124	904
1/1/86	Mapleshade/ Rudderow	-	362	1,811	380	825	362	3,016	3,378	1,778
1/1/86	Bordentown/ Groveville	-	196	981	192	471	196	1,644	1,840	976
1/1/86	Sun Valley/ Sheldon	-	544	1,836	389	793	544	3,018	3,562	1,820
1/1/86	Las Vegas/ Highland	-	432	848	314	420	432	1,582	2,014	937
2/1/86	Costa Mesa/ Pomona	-	1,405	1,520	405	693	1,405	2,618	4,023	1,575
2/1/86	Brea/ Imperial Hwy	-	1,069	2,165	420	954	1,069	3,539	4,608	2,126
2/1/86	Skokie/ McCormick	-	638	1,912	325	779	638	3,016	3,654	1,778
2/1/86	Colorado Springs/ Sinton	-	535	1,115	430	631	535	2,176	2,711	1,222
2/1/86	Oklahoma City/ Penn	-	146	829	172	406	146	1,407	1,553	845
2/1/86	Oklahoma City/ 39th	-	238	812	350	477	238	1,639	1,877	988
3/1/86	Jacksonville/ Wiley	-	140	510	303	331	140	1,144	1,284	690
3/1/86	St. Louis/ Forder	-	517	1,133	342	534	517	2,009	2,526	1,189
3/3/86	Tampa / 56th	-	450	1,360	583	-	450	1,943	2,393	1,429
4/1/86	Reno/ Telegraph	-	649	1,051	527	682	649	2,260	2,909	1,374
4/1/86	St. Louis/Kirkham	-	199	1,001	238	401	199	1,640	1,839	1,010
4/1/86	St. Louis/Reavis	-	192	958	256	384	192	1,598	1,790	971
4/1/86	Fort Worth/East Loop	-	196	804	270	369	196	1,443	1,639	899
5/1/86	Westlake Village	-	1,205	995	255	429	1,205	1,679	2,884	974
5/1/86	Sacramento/Franklin Blvd.	-	872	978	3,271	389	1,139	4,371	5,510	1,505
6/1/86	Richland Hills	-	543	857	464	404	543	1,725	2,268	1,080
6/1/86	West Valley/So. 3600	-	208	1,552	466	413	208	2,431	2,639	1,451
7/1/86	Colorado Springs/ Hollow Tree	-	574	726	330	426	574	1,482	2,056	852
7/1/86	West LA/Purdue Ave.	-	2,415	3,585	260	1,212	2,416	5,056	7,472	3,037
7/1/86	Capital Heights/Central Ave.	-	649	3,851	445	1,277	649	5,573	6,222	3,322
7/1/86	Pontiac/Dixie Hwy.	-	259	2,091	180	756	259	3,027	3,286	1,798
7/1/86	Portland/Johns Landing Area	-	663	1,637	(19)	538	663	2,156	2,819	1,345

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
8/1/86	Laurel/Ft. Meade Rd.	-	475	1,475	351	630	475	2,456	2,931	1,444
8/1/86	Hammond / Calumet	-	97	751	549	366	97	1,666	1,763	1,016
9/1/86	Kansas City/S. 44th.	-	509	1,906	571	737	509	3,214	3,723	1,941
9/1/86	Lakewood / Wadsworth - 6th	-	1,070	3,155	739	1,027	1,070	4,921	5,991	3,104
10/1/86	Peralta/Fremont	-	851	1,074	334	456	851	1,864	2,715	1,108
10/1/86	Birmingham/Highland	-	89	786	251	398	150	1,374	1,524	855
10/1/86	Birmingham/Riverchase	-	262	1,338	462	645	278	2,429	2,707	1,482
10/1/86	Birmingham/Eastwood	-	166	1,184	346	612	232	2,076	2,308	1,245
10/1/86	Birmingham/Forestdale	-	152	948	287	519	190	1,716	1,906	1,027
10/1/86	Birmingham/Centerpoint	-	265	1,305	383	525	273	2,205	2,478	1,287
10/1/86	Birmingham/Roebuck Plaza	-	101	399	314	425	340	899	1,239	543
10/1/86	Birmingham/Greensprings	-	347	1,173	364	281	16	2,149	2,165	1,284
10/1/86	Birmingham/Hoover-Lorna	-	372	1,128	404	431	266	2,069	2,335	1,232
10/1/86	Midfield/Bessemer	-	170	355	360	112	95	902	997	532
10/1/86	Huntsville/Leeman Ferry Rd.	-	158	992	308	558	198	1,818	2,016	1,117
10/1/86	Huntsville/Drake	-	253	1,172	308	538	248	2,023	2,271	1,196
10/1/86	Anniston/Whiteside	-	59	566	211	329	107	1,058	1,165	663
10/1/86	Houston/Glenvista	-	595	1,043	698	494	595	2,235	2,830	1,325
10/1/86	Houston/I-45	-	704	1,146	846	604	704	2,596	3,300	1,669
10/1/86	Houston/Rogerdale	-	1,631	2,792	709	1,232	1,631	4,733	6,364	2,786
10/1/86	Houston/Gessner	-	1,032	1,693	1,049	746	1,032	3,488	4,520	2,146
10/1/86	Houston/Richmond-Fairdale	-	1,502	2,506	1,197	1,160	1,502	4,863	6,365	2,931
10/1/86	Houston/Gulfton	-	1,732	3,036	1,159	1,398	1,732	5,593	7,325	3,363
10/1/86	Houston/Westpark	-	503	854	229	435	503	1,518	2,021	904
10/1/86	Jonesboro	-	157	718	257	370	157	1,345	1,502	820
10/1/86	Houston / South Loop West	-	1,299	3,491	1,269	1,366	1,299	6,126	7,425	3,947
10/1/86	Houston / Plainfield Road	-	904	2,319	862	920	904	4,101	5,005	2,623
10/1/86	Houston / North Freeway	-	719	1,987	128	609	661	2,782	3,443	1,796
10/1/86	Houston / Old Katy Road	-	1,365	3,431	1,065	1,274	1,365	5,770	7,135	3,755
10/1/86	Houston / Long Point	-	451	1,187	647	563	451	2,397	2,848	1,598
10/1/86	Austin / Research Blvd	-	1,390	1,710	588	672	1,390	2,970	4,360	1,898

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
11/1/86	Arleta / Osborne Street	-	987	663	290	290	987	1,243	2,230	799
12/1/86	Lynnwood / 196th Street	-	1,063	1,602	7,256	571	1,405	9,087	10,492	2,374
12/1/86	N. Auburn / Auburn Way N	-	606	1,144	454	533	606	2,131	2,737	1,368
12/1/86	Gresham / Burnside & 202nd	-	351	1,056	427	482	351	1,965	2,316	1,247
12/1/86	Denver / Sheridan Boulevard	-	1,033	2,792	971	1,007	1,033	4,770	5,803	2,964
12/1/86	Marietta / Cobb Parkway	-	536	2,764	821	1,016	536	4,601	5,137	2,894
12/1/86	Hillsboro / T.V. Highway	-	461	574	270	414	461	1,258	1,719	911
12/1/86	San Antonio / West Sunset Road	-	1,206	1,594	579	649	1,207	2,821	4,028	1,789
12/31/86	Monrovia / Myrtle Avenue	-	1,149	2,446	218	-	1,149	2,664	3,813	1,877
12/31/86	Chatsworth / Topanga	-	1,447	1,243	3,319	-	1,448	4,561	6,009	1,218
12/31/86	Houston / Larkwood	-	247	602	399	-	247	1,001	1,248	677
12/31/86	Northridge	-	3,624	1,922	2,497	-	3,624	4,419	8,043	2,024
12/31/86	Santa Clara / Duane	-	1,950	1,004	413	-	1,950	1,417	3,367	979
12/31/86	Oyster Point	-	1,569	1,490	461	-	1,569	1,951	3,520	1,301
12/31/86	Walnut	-	767	613	3,600	-	769	4,211	4,980	1,195
3/1/87	Annandale / Ravensworth	-	679	1,621	336	596	679	2,553	3,232	1,580
4/1/87	City Of Industry / Amar	-	748	2,052	514	702	748	3,268	4,016	1,339
5/1/87	Oklahoma City / W. Hefner	-	459	941	359	417	459	1,717	2,176	1,038
7/1/87	Oakbrook Terrace	-	912	2,688	175	399	912	3,262	4,174	2,653
8/1/87	San Antonio/Austin Hwy.	-	400	850	(4)	164	400	1,010	1,410	835
10/1/87	Plantation/S. State Rd.	-	924	1,801	(213)	298	924	1,886	2,810	1,538
10/1/87	Rockville/Fredrick Rd.	-	1,695	3,305	(107)	519	1,695	3,717	5,412	2,954
2/1/88	Anaheim/Lakeview	-	995	1,505	45	256	995	1,806	2,801	1,415
6/7/88	Mesquite / Sorrento Drive	-	928	1,011	3,482	-	1,045	4,376	5,421	1,717
7/1/88	Fort Wayne	-	101	1,524	138	663	101	2,325	2,426	1,149
1/1/92	Costa Mesa	-	533	980	708	-	535	1,686	2,221	1,291
3/1/92	Dallas / Walnut St.	-	537	1,008	312	-	537	1,320	1,857	1,278
5/1/92	Camp Creek	-	576	1,075	327	-	576	1,402	1,978	813
9/1/92	Orlando/W. Colonial	-	368	713	218	-	368	931	1,299	505
9/1/92	Jacksonville/Arlington	-	554	1,065	285	-	554	1,350	1,904	739
10/1/92	Stockton/Mariners	-	381	730	225	-	381	955	1,336	538

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004 Land	Gross Carrying Amount At December 31, 2004 Buildings	Gross Carrying Amount At December 31, 2004 Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
11/18/92	Virginia Beach/General Booth Blvd	-	599	1,119	437	-	599	1,556	2,155	845
1/1/93	Redwood City/Storage	-	907	1,684	255	-	907	1,939	2,846	1,001
1/1/93	City Of Industry	-	1,611	2,991	348	-	1,611	3,339	4,950	1,643
1/1/93	San Jose/Felipe	-	1,124	2,088	455	-	1,124	2,543	3,667	1,271
1/1/93	Baldwin Park/Garvey Ave	-	840	1,561	420	-	840	1,981	2,821	1,060
3/19/93	Westminister / W. 80th	-	840	1,586	324	-	840	1,910	2,750	975
4/26/93	Costa Mesa / Newport	883	2,141	3,989	5,171	-	3,730	7,571	11,301	2,256
5/13/93	Austin /N. Lamar	-	919	1,695	8,284	-	1,421	9,477	10,898	2,081
5/28/93	Jacksonville/Phillips Hwy.	-	406	771	233	-	406	1,004	1,410	550
5/28/93	Tampa/Nebraska Avenue	-	550	1,043	192	-	550	1,235	1,785	635
6/9/93	Calabasas / Ventura Blvd.	-	1,762	3,269	220	-	1,762	3,489	5,251	1,697
6/9/93	Carmichael / Fair Oaks	-	573	1,052	260	-	573	1,312	1,885	712
6/9/93	Santa Clara / Duane	-	454	834	128	-	454	962	1,416	494
6/10/93	Citrus Heights / Sylvan Road	-	438	822	213	-	438	1,035	1,473	560
6/25/93	Trenton / Allen Road	-	623	1,166	252	-	623	1,418	2,041	701
6/30/93	Los Angeles/W.Jefferson Blvd	-	1,085	2,017	218	-	1,085	2,235	3,320	1,090
7/16/93	Austin / So. Congress Ave	-	777	1,445	369	-	777	1,814	2,591	974
8/1/93	Gaithersburg / E. Diamond	-	602	1,139	187	-	602	1,326	1,928	649
8/11/93	Atlanta / Northside	-	1,150	2,149	367	-	1,150	2,516	3,666	1,274
8/11/93	Smyrna/ Rosswill Rd	-	446	842	257	-	446	1,099	1,545	589
8/13/93	So. Brunswick/Highway	-	1,076	2,033	361	-	1,076	2,394	3,470	1,196
10/1/93	Denver / Federal Blvd	-	875	1,633	254	-	875	1,887	2,762	911
10/1/93	Citrus Heights	-	527	987	134	-	527	1,121	1,648	554
10/1/93	Lakewood / 6th Ave	-	798	1,489	47	-	685	1,649	2,334	775
10/27/93	Houston / S Shaver St	-	481	896	232	-	481	1,128	1,609	577
11/3/93	Upland/S. Euclid Ave.	-	431	807	434	-	508	1,164	1,672	582
11/16/93	Norcross / Jimmy Carter	-	627	1,167	208	-	627	1,375	2,002	696
11/16/93	Seattle / 13th	-	1,085	2,015	651	-	1,085	2,666	3,751	1,439
12/9/93	Salt Lake City	-	765	1,422	34	-	633	1,588	2,221	394
12/16/93	West Valley City	-	683	1,276	256	-	683	1,532	2,215	737
12/21/93	Pinellas Park / 34th St. W	-	607	1,134	255	-	607	1,389	1,996	707

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
12/28/93	New Orleans / S. Carrollton Ave	-	1,575	2,941	595	-	1,575	3,536	5,111	1,682
12/29/93	Orange / Main	-	1,238	2,317	1,471	-	1,593	3,433	5,026	1,553
12/29/93	Sunnyvale / Wedell	-	554	1,037	783	-	725	1,649	2,374	784
12/29/93	El Cajon / Magnolia	-	421	791	598	-	542	1,268	1,810	582
12/29/93	Orlando / S. Semoran Blvd.	-	462	872	640	-	601	1,373	1,974	683
12/29/93	Tampa / W. Hillsborough Ave	-	352	665	441	-	436	1,022	1,458	497
12/29/93	Irving / West Loop 12	-	341	643	213	-	355	842	1,197	439
12/29/93	Fullerton / W. Commonwealth	-	904	1,687	1,100	-	1,160	2,531	3,691	1,141
12/29/93	N. Lauderdale / Mcnab Rd	-	628	1,182	736	-	798	1,748	2,546	797
12/29/93	Los Alimitos / Cerritos	-	695	1,299	716	-	874	1,836	2,710	828
12/29/93	Frederick / Prospect Blvd.	-	573	1,082	635	-	692	1,598	2,290	742
12/29/93	Indianapolis / E. Washington	-	403	775	536	-	505	1,209	1,714	576
12/29/93	Gardena / Western Ave.	-	552	1,035	613	-	695	1,505	2,200	689
12/29/93	Palm Bay / Bobcock Street	-	409	775	555	-	525	1,214	1,739	581
1/10/94	Hialeah / W. 20Th Ave.	-	1,855	3,497	265	-	1,590	4,027	5,617	1,846
1/12/94	Sunnyvale / N. Fair Oaks Ave	-	689	1,285	344	-	657	1,661	2,318	757
1/12/94	Honolulu / Iwaena	-	-	3,382	739	-	-	4,121	4,121	1,836
1/12/94	Miami / Golden Glades	-	579	1,081	498	-	557	1,601	2,158	749
1/21/94	Herndon / Centreville Road	-	1,584	2,981	519	-	1,358	3,726	5,084	1,542
2/8/94	Las Vegas/S. MLK Blvd.	-	1,383	2,592	1,096	-	1,436	3,635	5,071	1,650
2/28/94	Arlingtn/Old Jeffersn Davishwy	-	735	1,399	619	-	630	2,123	2,753	919
3/8/94	Beaverton / Sw Barnes Road	-	942	1,810	216	-	807	2,161	2,968	1,041
3/21/94	Austin / Arboretum	-	473	897	2,774	-	1,554	2,590	4,144	911
3/25/94	Tinton Falls / Shrewsbury Ave	-	1,074	2,033	262	-	921	2,448	3,369	1,165
3/25/94	East Brunswick / Milltown Road	-	1,282	2,411	445	-	1,099	3,039	4,138	1,422
3/25/94	Mercerville / Quakerbridge Road	-	1,109	2,111	299	-	950	2,569	3,519	1,240
3/31/94	Hypoluxo	-	735	1,404	1,936	-	630	3,445	4,075	2,522
4/26/94	No. Highlands / Roseville Road	-	980	1,835	410	-	840	2,385	3,225	1,154
5/12/94	Fort Pierce/Okeechobee Road	-	438	842	168	-	375	1,073	1,448	638
5/24/94	Hempstead/Peninsula Blvd.	-	2,053	3,832	336	-	1,763	4,458	6,221	2,013
5/24/94	La/Huntington	-	483	905	210	-	414	1,184	1,598	559

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
					(Dollar amounts in thousands)					
6/9/94	Chattanooga / Brainerd Road	-	613	1,170	271	-	525	1,529	2,054	750
6/9/94	Chattanooga / Ringgold Road	-	761	1,433	442	-	653	1,983	2,636	1,016
6/18/94	Las Vegas / S. Valley View Blvd	-	837	1,571	177	-	718	1,867	2,585	858
6/23/94	Las Vegas / Tropicana	-	750	1,408	286	-	643	1,801	2,444	841
6/23/94	Henderson / Green Valley Pkwy	-	1,047	1,960	200	-	898	2,309	3,207	1,058
6/24/94	Las Vegas / N. Lamb Blvd.	-	869	1,629	99	-	669	1,928	2,597	615
6/30/94	Birmingham / W. Oxmoor Road	-	532	1,004	462	-	456	1,542	1,998	828
7/20/94	Milpitas / Dempsey Road	-	1,260	2,358	238	-	1,080	2,776	3,856	1,252
8/17/94	New Orleans/I-10	-	784	1,470	229	-	672	1,811	2,483	840
8/17/94	Beaverton / S.W. Denny Road	-	663	1,245	133	-	568	1,473	2,041	679
8/17/94	Irwindale / Central Ave.	-	674	1,263	140	-	578	1,499	2,077	653
8/17/94	Suitland / St. Barnabas Rd	-	1,530	2,913	371	-	1,312	3,502	4,814	1,566
8/17/94	North Brunswick / How Lane	-	1,238	2,323	133	-	1,062	2,632	3,694	1,147
8/17/94	Lombard / 64th	-	847	1,583	192	-	726	1,896	2,622	841
8/17/94	Alsip / 27th	-	406	765	161	-	348	984	1,332	447
9/15/94	Huntsville / Old Monrovia Road	-	613	1,157	252	-	525	1,497	2,022	735
9/27/94	West Haven / Bull Hill Lane	-	455	873	5,332	-	1,964	4,696	6,660	1,249
9/30/94	San Francisco / Marin St.	-	1,227	2,339	1,245	-	1,371	3,440	4,811	1,495
9/30/94	Baltimore / Hillen Street	-	580	1,095	277	-	497	1,455	1,952	716
9/30/94	San Francisco /10th & Howard	-	1,423	2,668	284	-	1,221	3,154	4,375	1,402
9/30/94	Montebello / E. Whittier	-	383	732	212	-	329	998	1,327	460
9/30/94	Arlington / Collins	-	228	435	280	-	195	748	943	441
9/30/94	Miami / S.W. 119th Ave	-	656	1,221	78	-	563	1,392	1,955	610
9/30/94	Blackwood / Erial Road	-	774	1,437	143	-	663	1,691	2,354	749
9/30/94	Concord / Monument	-	1,092	2,027	427	-	936	2,610	3,546	1,213
9/30/94	Rochester / Lee Road	-	469	871	321	-	402	1,259	1,661	591
9/30/94	Houston / Bellaire	-	623	1,157	300	-	534	1,546	2,080	707
9/30/94	Austin / Lamar Blvd	-	781	1,452	174	-	669	1,738	2,407	787
9/30/94	Milwaukee / Lovers Lane Rd	-	469	871	274	-	402	1,212	1,614	523
9/30/94	Monterey / Del Rey Oaks	-	1,093	1,897	130	-	903	2,217	3,120	1,008
9/30/94	St. Petersburg / 66Th St.	-	427	793	211	-	366	1,065	1,431	521

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
9/30/94	Dayton Bch / N. Nova Road	-	396	735	127	-	339	919	1,258	459
9/30/94	Maple Shade / Route 38	-	994	1,846	245	-	852	2,233	3,085	980
9/30/94	Marlton / Route 73 N.	-	938	1,742	281	-	804	2,157	2,961	863
9/30/94	Naperville / E. Ogden Ave	-	683	1,268	167	-	585	1,533	2,118	673
9/30/94	Long Beach / South Street	-	1,778	3,307	411	-	1,524	3,972	5,496	1,703
9/30/94	Aloha / S.W. Shaw	-	805	1,495	147	-	690	1,757	2,447	791
9/30/94	Alexandria / S. Pickett	-	1,550	2,879	305	-	1,329	3,405	4,734	1,474
9/30/94	Houston / Highway 6 North	-	1,120	2,083	264	-	960	2,507	3,467	1,142
9/30/94	San Antonio/Nacogdoches Rd	-	571	1,060	254	-	489	1,396	1,885	647
9/30/94	San Ramon/San Ramon Valley	-	1,530	2,840	486	-	1,311	3,545	4,856	1,571
9/30/94	San Rafael / Merrydale Rd	-	1,705	3,165	223	-	1,461	3,632	5,093	1,598
9/30/94	San Antonio / Austin Hwy	-	592	1,098	206	-	507	1,389	1,896	663
9/30/94	Sharonville / E. Kemper	-	574	1,070	270	-	492	1,422	1,914	665
10/13/94	Davie / State Road 84	-	744	1,467	929	-	638	2,502	3,140	1,127
10/13/94	Carrollton / Marsh Lane	-	770	1,437	1,418	-	1,022	2,603	3,625	1,100
10/31/94	Sherman Oaks / Van Nuys Blvd	-	1,278	2,461	944	-	1,423	3,260	4,683	1,438
12/19/94	Salt Lake City/West North Temple	-	490	917	(48)	-	385	974	1,359	254
12/28/94	Milpitas / Watson	-	1,575	2,925	308	-	1,350	3,458	4,808	1,469
12/28/94	Las Vegas / Jones Blvd	-	1,208	2,243	186	-	1,035	2,602	3,637	1,114
12/28/94	Venice / Guthrie	-	578	1,073	145	-	495	1,301	1,796	579
12/30/94	Apple Valley / Foliage Ave	-	910	1,695	256	-	780	2,081	2,861	935
1/4/95	Chula Vista / Main Street	-	735	1,802	203	-	735	2,005	2,740	945
1/5/95	Pantego / West Park	-	315	735	167	-	315	902	1,217	450
1/12/95	Roswell / Alpharetta	-	423	993	400	-	423	1,393	1,816	672
1/23/95	North Bergen / Tonne	-	1,564	3,772	373	-	1,551	4,158	5,709	1,766
1/23/95	San Leandro / Hesperian	-	734	1,726	153	-	734	1,879	2,613	791
1/24/95	Nashville / Elm Hill	-	338	791	393	-	338	1,184	1,522	673
2/3/95	Reno / S. Mccarron Blvd	-	1,080	2,537	206	-	1,080	2,743	3,823	1,172
2/15/95	Schiller Park	-	1,688	3,939	401	-	1,688	4,340	6,028	1,591
2/15/95	Lansing	-	1,514	3,534	228	-	1,514	3,762	5,276	1,352
2/15/95	Pleasanton	-	1,257	2,932	128	-	1,257	3,060	4,317	1,086

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
2/15/95	LA/Sepulveda	-	1,453	3,390	130	-	1,453	3,520	4,973	1,269
2/28/95	Decatur / Flat Shoal	-	970	2,288	499	-	970	2,787	3,757	1,307
2/28/95	Smyrna / S. Cobb	-	663	1,559	282	-	663	1,841	2,504	848
2/28/95	Downey / Bellflower	-	916	2,158	179	-	916	2,337	3,253	977
2/28/95	Vallejo / Lincoln	-	445	1,052	227	-	445	1,279	1,724	593
2/28/95	Lynnwood / 180th St	-	516	1,205	258	-	516	1,463	1,979	666
2/28/95	Kent / Pacific Hwy	-	728	1,711	164	-	728	1,875	2,603	811
2/28/95	Kirkland	-	1,254	2,932	264	-	1,254	3,196	4,450	1,352
2/28/95	Federal Way/Pacific	-	785	1,832	278	-	785	2,110	2,895	979
2/28/95	Tampa / S. Dale	-	791	1,852	308	-	791	2,160	2,951	946
2/28/95	Burlingame/Adrian Rd	-	2,280	5,349	343	-	2,280	5,692	7,972	2,411
2/28/95	Miami / Cloverleaf	-	606	1,426	311	-	606	1,737	2,343	794
2/28/95	Pinole / San Pablo	-	639	1,502	262	-	639	1,764	2,403	824
2/28/95	South Gate / Firesto	-	1,442	3,449	437	-	1,442	3,886	5,328	1,721
2/28/95	San Jose / Mabury	-	892	2,088	163	-	892	2,251	3,143	937
2/28/95	La Puente / Valley Blvd	-	591	1,390	263	-	591	1,653	2,244	767
2/28/95	San Jose / Capitol E	-	1,215	2,852	153	-	1,215	3,005	4,220	1,266
2/28/95	Milwaukie / 40th Street	-	576	1,388	131	-	579	1,516	2,095	674
2/28/95	Portland / N. Lombard	-	812	1,900	228	-	812	2,128	2,940	940
2/28/95	Miami / Biscayne	-	1,313	3,076	511	-	1,313	3,587	4,900	1,352
2/28/95	Chicago / Clark Street	-	442	1,031	358	-	442	1,389	1,831	699
2/28/95	Palatine / Dundee	-	698	1,643	399	-	698	2,042	2,740	856
2/28/95	Williamsville/Transit	-	284	670	286	-	284	956	1,240	443
2/28/95	Amherst / Sheridan	-	484	1,151	203	-	484	1,354	1,838	622
3/2/95	Everett / Highway 99	-	859	2,022	287	-	859	2,309	3,168	1,014
3/2/95	Burien / 1St Ave South	-	763	1,783	324	-	763	2,107	2,870	957
3/2/95	Kent / South 238th Street	-	763	1,783	277	-	763	2,060	2,823	956
3/31/95	Cheverly / Central Ave	-	911	2,164	232	-	911	2,396	3,307	994
5/1/95	Sandy / S. State Street	-	1,043	2,442	(267)	-	923	2,295	3,218	571
5/3/95	Largo / Ulmerton Roa	-	263	654	158	-	263	812	1,075	402
5/8/95	Fairfield/Western Street	-	439	1,030	98	-	439	1,128	1,567	478

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Buildings	Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
5/8/95	Dallas / W. Mockingbird	-	1,440	3,371	173	-	1,440	3,544	4,984	1,447
5/8/95	East Point / Lakewood	-	884	2,071	361	-	884	2,432	3,316	1,109
5/25/95	Falls Church / Gallows Rd	-	350	835	216	-	350	1,051	1,401	475
6/12/95	Baltimore / Old Waterloo	-	769	1,850	215	-	769	2,065	2,834	833
6/12/95	Pleasant Hill / Hookston	-	766	1,848	136	-	742	2,008	2,750	831
6/12/95	Mountain View/Old Middlefield	-	2,095	4,913	148	-	2,095	5,061	7,156	1,980
6/30/95	San Jose / Blossom Hill	-	1,467	3,444	222	-	1,467	3,666	5,133	1,484
6/30/95	Fairfield / Kings Highway	-	1,811	4,273	240	-	1,811	4,513	6,324	1,845
6/30/95	Pacoima / Paxton Street	746	840	1,976	203	-	840	2,179	3,019	889
6/30/95	Portland / Prescott	-	647	1,509	222	-	647	1,731	2,378	741
6/30/95	St. Petersburg	-	352	827	259	-	352	1,086	1,438	499
6/30/95	Dallas / Audelia Road	-	1,166	2,725	872	-	1,166	3,597	4,763	1,750
6/30/95	Miami Gardens	-	823	1,929	234	-	823	2,163	2,986	897
6/30/95	Grand Prairie / 19th	-	566	1,329	163	-	566	1,492	2,058	641
6/30/95	Joliet / Jefferson Street	-	501	1,181	223	-	501	1,404	1,905	610
6/30/95	Bridgeton / Pennridge	-	283	661	212	-	283	873	1,156	417
6/30/95	Portland / S.E.92nd	-	638	1,497	220	-	638	1,717	2,355	738
6/30/95	Houston / S.W. Freeway	-	537	1,254	6,844	-	1,140	7,495	8,635	1,189
6/30/95	Milwaukee / Brown	-	358	849	264	-	358	1,113	1,471	490
6/30/95	Orlando / W. Oak Ridge	-	698	1,642	277	-	698	1,919	2,617	825
6/30/95	Lauderhill / State Road	-	644	1,508	238	-	644	1,746	2,390	716
6/30/95	Orange Park /Blanding Blvd	-	394	918	239	-	394	1,157	1,551	538
6/30/95	St. Petersburg /Joe'S Creek	-	704	1,642	207	-	704	1,849	2,553	782
6/30/95	St. Louis / Page Service Drive	-	531	1,241	201	-	531	1,442	1,973	627
6/30/95	Independence /E. 42nd	-	438	1,023	183	-	438	1,206	1,644	546
6/30/95	Cherry Hill / Dobbs Lane	-	716	1,676	191	-	715	1,868	2,583	751
6/30/95	Edgewater Park / Route 130	-	683	1,593	139	-	683	1,732	2,415	703
6/30/95	Beaverton / S.W. 110	-	572	1,342	206	-	572	1,548	2,120	657
6/30/95	Markham / W. 159Th Place	-	230	539	188	-	229	728	957	333
6/30/95	Houston / N.W. Freeway	-	447	1,066	155	-	447	1,221	1,668	545
6/30/95	Portland / Gantenbein	-	537	1,262	235	-	537	1,497	2,034	635

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004 Land	Gross Carrying Amount At December 31, 2004 Buildings	Gross Carrying Amount At December 31, 2004 Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
6/30/95	Upper Chichester/Market St.	-	569	1,329	169	-	569	1,498	2,067	620
6/30/95	Fort Worth / Hwy 80	-	379	891	139	-	379	1,030	1,409	464
6/30/95	Greenfield/ S. 108th	-	728	1,707	296	-	728	2,003	2,731	851
6/30/95	Altamonte Springs	-	566	1,326	161	-	566	1,487	2,053	617
6/30/95	Seattle / Delridge Way	-	760	1,779	275	-	760	2,054	2,814	845
6/30/95	Elmhurst / Lake Frontage Rd	-	748	1,758	211	-	748	1,969	2,717	821
6/30/95	Los Angeles / Beverly Blvd	-	787	1,886	410	-	787	2,296	3,083	1,055
6/30/95	Lawrenceville / Brunswick	-	841	1,961	181	-	841	2,142	2,983	848
6/30/95	Richmond / Carlson	-	865	2,025	321	-	865	2,346	3,211	1,017
6/30/95	Liverpool / Oswego Road	-	545	1,279	330	-	545	1,609	2,154	705
6/30/95	Rochester / East Ave	-	578	1,375	310	-	578	1,685	2,263	690
6/30/95	Pasadena / E. Beltway	-	757	1,767	165	-	757	1,932	2,689	798
7/13/95	Tarzana / Burbank Blvd	-	2,895	6,823	409	-	2,895	7,232	10,127	2,992
7/31/95	Orlando / Lakehurst	-	450	1,063	176	-	450	1,239	1,689	533
7/31/95	Livermore / Portola	-	921	2,157	215	-	921	2,372	3,293	979
7/31/95	San Jose / Tully	-	912	2,137	353	-	912	2,490	3,402	1,052
7/31/95	Mission Bay	-	1,617	3,785	556	-	1,617	4,341	5,958	1,841
7/31/95	Las Vegas / Decatur	-	1,147	2,697	352	-	1,147	3,049	4,196	1,278
7/31/95	Pleasanton / Stanley	-	1,624	3,811	240	-	1,624	4,051	5,675	1,628
7/31/95	Castro Valley / Grove	-	757	1,772	107	-	757	1,879	2,636	760
7/31/95	Honolulu / Kaneohe	-	1,215	2,846	2,109	-	2,133	4,037	6,170	1,454
7/31/95	Chicago / Wabash Ave	-	645	1,535	686	-	645	2,221	2,866	1,188
7/31/95	Springfield / Parker	-	765	1,834	201	-	765	2,035	2,800	839
7/31/95	Huntington Bch/Gotham	-	765	1,808	190	-	765	1,998	2,763	845
7/31/95	Tucker / Lawrenceville	-	630	1,480	225	-	630	1,705	2,335	740
7/31/95	Marietta / Canton Road	-	600	1,423	284	-	600	1,707	2,307	765
7/31/95	Wheeling / Hintz	-	450	1,054	172	-	450	1,226	1,676	519
8/1/95	Gresham / Division	-	607	1,428	115	-	607	1,543	2,150	641
8/1/95	Tucker / Lawrenceville	-	600	1,405	335	-	600	1,740	2,340	781
8/1/95	Decatur / Covington	-	720	1,694	242	-	720	1,936	2,656	841
8/11/95	Studio City/Ventura	-	1,285	3,015	206	-	1,285	3,221	4,506	1,274

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
8/12/95	Smyrna / Hargrove Road	-	1,020	3,038	438	-	1,020	3,476	4,496	1,355
9/1/95	Hayward / Mission Blvd	-	1,020	2,383	189	-	1,020	2,572	3,592	1,031
9/1/95	Park City / Belvider	-	600	1,405	140	-	600	1,545	2,145	619
9/1/95	New Castle/Dupont Parkway	-	990	2,369	196	-	990	2,565	3,555	1,027
9/1/95	Las Vegas / Rainbow	-	1,050	2,459	120	-	1,050	2,579	3,629	1,024
9/1/95	Mountain View / Reng	-	945	2,216	160	-	945	2,376	3,321	949
9/1/95	Venice / Cadillac	-	930	2,182	260	-	930	2,442	3,372	1,026
9/1/95	Simi Valley /Los Angeles	-	1,590	3,724	294	-	1,590	4,018	5,608	1,575
9/1/95	Spring Valley/Foreman	-	1,095	2,572	178	-	1,095	2,750	3,845	1,100
9/6/95	Darien / Frontage Road	-	975	2,321	132	-	975	2,453	3,428	988
9/30/95	Whittier	-	215	384	208	781	215	1,373	1,588	587
9/30/95	Van Nuys/Balboa	-	295	657	66	1,148	295	1,871	2,166	876
9/30/95	Huntington Beach	-	176	321	135	738	176	1,194	1,370	538
9/30/95	Monterey Park	-	124	346	(32)	782	124	1,096	1,220	574
9/30/95	Downey	-	191	317	122	825	191	1,264	1,455	574
9/30/95	Del Amo	-	474	742	418	922	474	2,082	2,556	991
9/30/95	Carson	-	375	735	405	428	375	1,568	1,943	545
9/30/95	Van Nuys/Balboa Blvd	-	1,920	4,504	457	-	1,920	4,961	6,881	1,714
10/31/95	San Lorenzo /Hesperian	-	1,590	3,716	388	-	1,590	4,104	5,694	1,437
10/31/95	Chicago / W. 47th Street	-	300	708	267	-	300	975	1,275	393
10/31/95	Los Angeles / Eastern	-	455	1,070	184	-	455	1,254	1,709	468
11/15/95	Costa Mesa	-	522	1,218	77	-	522	1,295	1,817	494
11/15/95	Plano / E. 14th	-	705	1,646	102	-	705	1,748	2,453	668
11/15/95	Citrus Heights/Sunrise	-	520	1,213	158	-	520	1,371	1,891	554
11/15/95	Modesto/Briggsmore Ave	-	470	1,097	130	-	470	1,227	1,697	486
11/15/95	So San Francisco/Spruce	-	1,905	4,444	399	-	1,905	4,843	6,748	1,829
11/15/95	Pacheco/Buchanan Circle	-	1,681	3,951	321	-	1,681	4,272	5,953	1,599
11/16/95	Palm Beach Gardens	-	657	1,540	145	-	657	1,685	2,342	677
11/16/95	Delray Beach	-	600	1,407	177	-	600	1,584	2,184	659
1/1/96	Bensenville/York Rd	-	667	1,602	249	895	667	2,746	3,413	936
1/1/96	Louisville/Preston	-	211	1,060	88	594	211	1,742	1,953	582

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
1/1/96	San Jose/Aborn Road	-	615	1,342	102	759	615	2,203	2,818	760
1/1/96	Englewood/Federal	-	481	1,395	145	777	481	2,317	2,798	807
1/1/96	W. Hollywood/Santa Monica	-	3,415	4,577	238	2,552	3,415	7,367	10,782	2,396
1/1/96	Orland Hills/W. 159th	-	917	2,392	340	1,342	917	4,074	4,991	1,356
1/1/96	Merrionette Park	-	818	2,020	116	1,122	818	3,258	4,076	1,087
1/1/96	Denver/S Quebec	-	1,849	1,941	198	1,086	1,849	3,225	5,074	1,082
1/1/96	Tigard/S.W. Pacific	-	633	1,206	141	705	633	2,052	2,685	699
1/1/96	Coram/Middle Count	-	507	1,421	145	792	507	2,358	2,865	757
1/1/96	Houston/FM 1960	-	635	1,294	235	783	635	2,312	2,947	818
1/1/96	Kent/Military Trail	-	409	1,670	195	956	409	2,821	3,230	924
1/1/96	Turnersville/Black	-	165	1,360	143	758	165	2,261	2,426	749
1/1/96	Sewell/Rts. 553	-	323	1,138	141	658	323	1,937	2,260	654
1/1/96	Maple Shade/Fellowship	-	331	1,421	147	803	331	2,371	2,702	763
1/1/96	Hyattsville/Kenilworth	-	509	1,757	163	1,000	509	2,920	3,429	944
1/1/96	Waterbury/Captain	-	434	2,089	206	1,162	434	3,457	3,891	977
1/1/96	Bedford Hts/Miles	-	835	1,577	305	929	835	2,811	3,646	959
1/1/96	Livonia/Newburgh	-	635	1,407	124	783	635	2,314	2,949	749
1/1/96	Sunland/Sunland Blvd.	-	631	1,965	130	1,090	631	3,185	3,816	975
1/1/96	Des Moines	-	448	1,350	120	768	448	2,238	2,686	749
1/1/96	Oxonhill/Indianhead	-	772	2,017	329	1,141	772	3,487	4,259	1,105
1/1/96	Sacramento/N. 16th	-	582	2,610	174	1,466	582	4,250	4,832	1,145
1/1/96	Houston/Westheimer	-	1,508	2,274	274	1,304	1,508	3,852	5,360	1,271
1/1/96	San Pablo/San Pablo	-	565	1,232	162	713	565	2,107	2,672	682
1/1/96	Bowie/Woodcliff	-	718	2,336	165	1,292	718	3,793	4,511	1,112
1/1/96	Milwaukee/S. 84th	-	444	1,868	332	1,091	444	3,291	3,735	1,031
1/1/96	Clinton/Malcolm Road	-	593	2,123	254	1,187	593	3,564	4,157	1,062
1/3/96	San Gabriel	-	1,005	2,345	251	-	1,005	2,596	3,601	1,060
1/5/96	San Francisco, Second St.	-	2,880	6,814	192	-	2,880	7,006	9,886	2,615
1/12/96	San Antonio, TX	-	912	2,170	96	-	912	2,266	3,178	850
2/29/96	Naples, FL/Old US 41	-	849	2,016	247	-	849	2,263	3,112	851
2/29/96	Lake Worth, FL/S. Military Tr.	-	1,782	4,723	157	-	1,782	4,880	6,662	1,790

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
2/29/96	Brandon, FL/W Brandon Blvd.	-	1,928	4,523	916	-	1,928	5,439	7,367	2,475
2/29/96	Coral Springs FL/W Sample Rd.	-	3,480	8,148	277	-	3,480	8,425	11,905	3,048
2/29/96	Delray Beach FL/S Military Tr.	-	941	2,222	193	-	941	2,415	3,356	946
2/29/96	Jupiter FL/Military Trail	-	2,280	5,347	259	-	2,280	5,606	7,886	2,067
2/29/96	Lakeworth FL/Lake Worth Rd	-	737	1,742	165	-	737	1,907	2,644	759
2/29/96	New Port Richey/State Rd 54	-	857	2,025	241	-	857	2,266	3,123	852
2/29/96	Sanford FL/S Orlando Dr	-	734	1,749	1,949	-	975	3,457	4,432	1,292
3/8/96	Atlanta/Roswell	-	898	3,649	110	-	898	3,759	4,657	1,372
3/31/96	Oakland	-	1,065	2,764	285	-	1,065	3,049	4,114	1,191
3/31/96	Saratoga	-	2,339	6,081	189	-	2,339	6,270	8,609	2,228
3/31/96	Randallstown	-	1,359	3,527	301	-	1,359	3,828	5,187	1,429
3/31/96	Plano	-	650	1,682	131	-	650	1,813	2,463	713
3/31/96	Houston	-	543	1,402	140	-	543	1,542	2,085	600
3/31/96	Irvine	-	1,920	4,975	616	-	1,920	5,591	7,511	2,044
3/31/96	Milwaukee	-	542	1,402	153	-	542	1,555	2,097	596
3/31/96	Carrollton	-	578	1,495	114	-	578	1,609	2,187	617
3/31/96	Torrance	-	1,415	3,675	174	-	1,415	3,849	5,264	1,409
3/31/96	Jacksonville	-	713	1,845	231	-	713	2,076	2,789	820
3/31/96	Dallas	-	315	810	1,747	-	315	2,557	2,872	616
3/31/96	Houston	-	669	1,724	532	-	669	2,256	2,925	914
3/31/96	Baltimore	-	842	2,180	248	-	842	2,428	3,270	921
3/31/96	New Haven	-	740	1,907	(160)	-	668	1,819	2,487	701
4/1/96	Chicago/Pulaski	-	764	1,869	198	-	764	2,067	2,831	709
4/1/96	Las Vegas/Desert Inn	-	1,115	2,729	175	-	1,115	2,904	4,019	994
4/1/96	Torrance/Crenshaw	-	916	2,243	136	-	916	2,379	3,295	793
4/1/96	Weymouth	-	485	1,187	176	-	485	1,363	1,848	442
4/1/96	St. Louis/Barrett Station Road	-	630	1,542	118	-	630	1,660	2,290	566
4/1/96	Rockville/Randolph	-	1,153	2,823	208	-	1,153	3,031	4,184	1,015
4/1/96	Simi Valley/East Street	-	970	2,374	71	-	970	2,445	3,415	813
4/1/96	Houston/Westheimer	-	1,390	3,402	6,190	-	1,390	9,592	10,982	2,620
4/3/96	Naples	-	1,187	2,809	265	-	1,187	3,074	4,261	1,189

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
6/26/96	Boca Raton	-	3,180	7,468	1,243	-	3,180	8,711	11,891	3,171
6/28/96	Venice	-	669	1,575	166	-	669	1,741	2,410	684
6/30/96	Las Vegas	-	921	2,155	287	-	921	2,442	3,363	893
6/30/96	Bedford Park	-	606	1,419	255	-	606	1,674	2,280	656
6/30/96	Los Angeles	-	692	1,616	128	-	692	1,744	2,436	646
6/30/96	Silver Spring	-	1,513	3,535	260	-	1,513	3,795	5,308	1,414
6/30/96	Newark	-	1,051	2,458	120	-	1,051	2,578	3,629	930
6/30/96	Brooklyn	-	783	1,830	500	-	783	2,330	3,113	991
7/2/96	Glen Burnie/Furnace Br Rd	-	1,755	4,150	277	-	1,755	4,427	6,182	1,544
7/22/96	Lakewood/W Hampton	-	717	2,092	89	-	716	2,182	2,898	758
8/13/96	Norcross/Holcomb Bridge Rd	-	955	3,117	143	-	955	3,260	4,215	1,142
9/5/96	Spring Valley/S Pascack rd	-	1,260	2,966	537	-	1,260	3,503	4,763	1,257
9/16/96	Dallas/Royal Lane	-	1,008	2,426	218	-	1,008	2,644	3,652	964
9/16/96	Colorado Springs/Tomah Drive	-	731	1,759	128	-	731	1,887	2,618	673
9/16/96	Lewisville/S. Stemmons	-	603	1,451	146	-	603	1,597	2,200	595
9/16/96	Las Vegas/Boulder Hwy.	-	947	2,279	393	-	947	2,672	3,619	935
9/16/96	Sarasota/S. Tamiami Trail	-	584	1,407	3,353	-	584	4,760	5,344	639
9/16/96	Willow Grove/Maryland Road	-	673	1,620	134	-	673	1,754	2,427	605
9/16/96	Houston/W. Montgomery Rd.	-	524	1,261	211	-	524	1,472	1,996	560
9/16/96	Denver/W. Hampden	-	1,084	2,609	209	-	1,084	2,818	3,902	966
9/16/96	Littleton/Southpark Way	-	922	2,221	338	-	922	2,559	3,481	924
9/16/96	Petaluma/Baywood Drive	-	861	2,074	177	-	861	2,251	3,112	804
9/16/96	Canoga Park/Sherman Way	-	1,543	3,716	555	-	1,543	4,271	5,814	1,524
9/16/96	Jacksonville/South Lane Ave.	-	554	1,334	236	-	554	1,570	2,124	602
9/16/96	Newport News/Warwick Blvd.	-	575	1,385	196	-	575	1,581	2,156	580
9/16/96	Greenbrook/Route 22	-	1,227	2,954	591	-	1,227	3,545	4,772	1,174
9/16/96	Monsey/Route 59	-	1,068	2,572	153	-	1,068	2,725	3,793	942
9/16/96	Santa Rosa/Santa Rosa Ave.	-	575	1,385	138	-	575	1,523	2,098	537
9/16/96	Fort Worth/Brentwood	-	823	2,016	140	-	823	2,156	2,979	783
9/16/96	Glendale/San Fernando Road	-	2,500	6,124	184	-	2,500	6,308	8,808	2,108
9/16/96	Houston/Harwin	-	549	1,344	180	-	549	1,524	2,073	570

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
9/16/96	Irvine/Cowan Street	-	1,890	4,631	232	-	1,890	4,863	6,753	1,681
9/16/96	Fairfield/Dixie Highway	-	427	1,046	122	-	427	1,168	1,595	423
9/16/96	Mesa/Country Club Drive	-	701	1,718	246	-	701	1,964	2,665	703
9/16/96	San Francisco/Geary Blvd.	-	2,957	7,244	367	-	2,957	7,611	10,568	2,560
9/16/96	Houston/Gulf Freeway	-	701	1,718	4,945	-	701	6,663	7,364	1,152
9/16/96	Las Vegas/S. Decatur Blvd.	-	1,037	2,539	178	-	1,037	2,717	3,754	943
9/16/96	Tempe/McKellips Road	-	823	1,972	272	-	823	2,244	3,067	815
9/16/96	Richland Hills/Airport Fwy.	-	473	1,158	208	-	473	1,366	1,839	534
10/11/96	Hampton/Pembroke Road	-	1,080	2,346	(180)	-	914	2,332	3,246	588
10/11/96	Norfolk/Widgeon Road	-	1,110	2,405	(324)	-	908	2,283	3,191	594
10/11/96	Richmond/Bloom Lane	-	1,188	2,512	(154)	-	995	2,551	3,546	676
10/11/96	Virginia Beach/Southern Blvd	-	282	610	250	-	282	860	1,142	412
10/11/96	Chesapeake/Military Hwy	-	912	1,974	424	-	912	2,398	3,310	974
10/11/96	Richmond/Midlothian Park	-	762	1,588	534	-	762	2,122	2,884	932
10/11/96	Roanoke/Peters Creek Road	-	819	1,776	283	-	819	2,059	2,878	787
10/11/96	Orlando/E Oakridge Rd	-	927	2,020	265	-	927	2,285	3,212	824
10/11/96	Orlando/South Hwy 17-92	-	1,170	2,549	198	-	1,170	2,747	3,917	979
10/25/96	Austin/Renelli	-	1,710	3,990	256	-	1,710	4,246	5,956	1,497
10/25/96	Austin/Santiago	-	900	2,100	213	-	900	2,313	3,213	856
10/25/96	Dallas/East N.W. Highway	-	698	1,628	198	-	698	1,826	2,524	683
10/25/96	Dallas/Denton Drive	-	900	2,100	146	-	900	2,246	3,146	810
10/25/96	Houston/Hempstead	-	518	1,207	324	-	518	1,531	2,049	598
10/25/96	Pasadena/So. Shaver	-	420	980	275	-	420	1,255	1,675	482
10/31/96	Houston/Joel Wheaton Rd	-	465	1,085	214	-	465	1,299	1,764	504
10/31/96	Mt Holly/541 Bypass	-	360	840	297	-	360	1,137	1,497	430
11/13/96	Town East/Mesquite	-	330	770	186	-	330	956	1,286	352
11/14/96	Bossier City LA	-	633	1,488	(135)	-	557	1,429	1,986	395
12/5/96	Lake Forest/Bake Parkway	-	971	2,173	576	-	973	2,747	3,720	827
12/16/96	Cherry Hill/Old Cuthbert	-	645	1,505	647	-	645	2,152	2,797	781
12/16/96	Oklahoma City/SW 74th	-	375	875	120	-	375	995	1,370	380
12/16/96	Oklahoma City/S Santa Fe	-	360	840	179	-	360	1,019	1,379	402

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
12/16/96	Oklahoma City/S. May	-	360	840	155	-	360	995	1,355	394
12/16/96	Arlington/S. Watson Rd.	-	930	2,170	460	-	930	2,630	3,560	1,043
12/16/96	Richardson/E. Arapaho	-	1,290	3,010	423	-	1,290	3,433	4,723	1,168
12/23/96	Eagle Rock/Colorado	-	330	813	410	-	444	1,109	1,553	273
12/23/96	Upper Darby/Lansdowne	-	899	2,272	262	-	899	2,534	3,433	873
12/23/96	Plymouth Meeting /Chemical	-	1,109	2,802	206	-	1,109	3,008	4,117	659
12/23/96	Philadelphia/Byberry	-	1,019	2,575	186	-	1,019	2,761	3,780	956
12/23/96	Ft. Lauderdale/State Road	-	1,199	3,030	283	-	1,199	3,313	4,512	1,129
12/23/96	Englewood/Costilla	-	1,739	4,393	163	-	1,739	4,556	6,295	1,514
12/23/96	Lilburn/Beaver Ruin Road	-	600	1,515	178	-	600	1,693	2,293	625
12/23/96	Carmichael/Fair Oaks	-	809	2,045	216	-	809	2,261	3,070	814
12/23/96	Portland/Division Street	-	989	2,499	167	-	989	2,666	3,655	921
12/23/96	Napa/Industrial	-	660	1,666	166	-	660	1,832	2,492	662
12/23/96	Wheatridge/W. 44th Avenue	-	1,439	3,636	171	-	1,439	3,807	5,246	1,285
12/23/96	Las Vegas/Charleston	-	1,049	2,651	180	-	1,049	2,831	3,880	954
12/23/96	Las Vegas/South Arvill	-	929	2,348	150	-	929	2,498	3,427	854
12/23/96	Los Angeles/Santa Monica	-	3,328	8,407	238	-	3,328	8,645	11,973	2,868
12/23/96	Warren/Schoenherr Rd.	-	749	1,894	186	-	749	2,080	2,829	744
12/23/96	Portland/N.E. 71st Avenue	-	869	2,196	256	-	869	2,452	3,321	892
12/23/96	Seattle/Pacific Hwy. South	-	689	1,742	200	-	689	1,942	2,631	729
12/23/96	Broadview/S. 25th Avenue	-	1,289	3,257	336	-	1,289	3,593	4,882	1,241
12/23/96	Winter Springs/W. St. Rte 434	-	689	1,742	137	-	689	1,879	2,568	646
12/23/96	Tampa/15th Street	-	420	1,060	307	-	420	1,367	1,787	542
12/23/96	Pompano Beach/S. Dixie Hwy.	-	930	2,292	376	-	930	2,668	3,598	984
12/23/96	Overland Park/Mastin	-	990	2,440	3,249	-	1,306	5,373	6,679	1,229
12/23/96	Auburn/R Street	-	690	1,700	221	-	690	1,921	2,611	704
12/23/96	Federal Heights/W. 48th Ave.	-	720	1,774	178	-	720	1,952	2,672	647
12/23/96	Decatur/Covington	-	930	2,292	246	-	930	2,538	3,468	884
12/23/96	Forest Park/Jonesboro Rd.	-	540	1,331	172	-	540	1,503	2,043	565
12/23/96	Mangonia Park/Australian Ave.	-	840	2,070	165	-	840	2,235	3,075	787
12/23/96	Whittier/Colima	-	540	1,331	111	-	540	1,442	1,982	517

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
12/23/96	Kent/Pacific Hwy South	-	930	2,292	197	-	930	2,489	3,419	872
12/23/96	Topeka/8th Street	-	150	370	164	-	150	534	684	243
12/23/96	Denver East Evans	-	1,740	4,288	206	-	1,740	4,494	6,234	1,524
12/23/96	Pittsburgh/California Ave.	-	630	1,552	127	-	630	1,679	2,309	602
12/23/96	Ft. Lauderdale/Powerline	-	660	1,626	341	-	660	1,967	2,627	762
12/23/96	Philadelphia/Oxford	-	900	2,218	207	-	900	2,425	3,325	842
12/23/96	Dallas/Lemmon Ave.	-	1,710	4,214	160	-	1,710	4,374	6,084	1,480
12/23/96	Alsip/115th Street	-	750	1,848	1,958	-	750	3,806	4,556	1,004
12/23/96	Green Acres/Jog Road	-	600	1,479	132	-	600	1,611	2,211	586
12/23/96	Pompano Beach/Sample Road	-	1,320	3,253	178	-	1,320	3,431	4,751	1,178
12/23/96	Wyndmoor/Ivy Hill	-	2,160	5,323	264	-	2,160	5,587	7,747	1,875
12/23/96	W. Palm Beach/Belvedere	-	960	2,366	228	-	960	2,594	3,554	917
12/23/96	Renton 174th St.	-	960	2,366	235	-	960	2,601	3,561	938
12/23/96	Sacramento/Northgate	-	1,021	2,647	152	-	1,021	2,799	3,820	972
12/23/96	Phoenix/19th Avenue	-	991	2,569	233	-	991	2,802	3,793	980
12/23/96	Bedford Park/Cicero	-	1,321	3,426	306	-	1,321	3,732	5,053	1,308
12/23/96	Lake Worth/Lk Worth	-	1,111	2,880	229	-	1,111	3,109	4,220	1,083
12/23/96	Arlington/Algonquin	-	991	2,569	637	-	991	3,206	4,197	1,096
12/23/96	Seattle/15th Avenue	-	781	2,024	168	-	781	2,192	2,973	790
12/23/96	Southington/Spring	-	811	2,102	183	-	811	2,285	3,096	793
12/23/96	Clifton/Broad Street	-	1,411	3,659	173	-	1,411	3,832	5,243	1,289
12/23/96	Hillside/Glenwood	-	563	4,051	329	-	563	4,380	4,943	1,548
12/23/96	Nashville/Dickerson Pike	-	990	2,440	181	-	990	2,621	3,611	959
12/23/96	Madison/Gallatin Road	-	780	1,922	241	-	780	2,163	2,943	812
12/30/96	Concorde/Treat	-	1,396	3,258	145	-	1,396	3,403	4,799	1,151
12/30/96	Virginia Beach	-	535	1,248	165	-	535	1,413	1,948	505
12/30/96	San Mateo	-	2,408	5,619	206	-	2,408	5,825	8,233	1,913
1/22/97	Austin, 1033 E. 41 Street	-	257	3,633	95	-	257	3,728	3,985	1,183
4/12/97	Annandale / Backlick	-	955	2,229	379	-	955	2,608	3,563	855
4/12/97	Ft. Worth / West Freeway	-	667	1,556	256	-	667	1,812	2,479	622
4/12/97	Campbell / S. Curtner	-	2,550	5,950	680	-	2,550	6,630	9,180	2,109

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Buildings	Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
4/12/97	Aurora / S. Idalia	-	1,002	2,338	558	-	1,002	2,896	3,898	938
4/12/97	Santa Cruz / Capitola	-	1,037	2,420	333	-	1,037	2,753	3,790	888
4/12/97	Indianapolis / Lafayette Road	-	682	1,590	301	-	682	1,891	2,573	658
4/12/97	Indianapolis / Route 31	-	619	1,444	343	-	619	1,787	2,406	614
4/12/97	Farmingdale / Broad Hollow Rd.	-	1,568	3,658	726	-	1,568	4,384	5,952	1,419
4/12/97	Tyson's Corner / Springhill Rd.	-	3,861	9,010	1,258	-	3,861	10,268	14,129	3,340
4/12/97	Fountain Valley / Newhope	-	1,137	2,653	340	-	1,137	2,993	4,130	955
4/12/97	Dallas / Winsted	-	1,375	3,209	453	-	1,375	3,662	5,037	1,220
4/12/97	Columbia / Broad River Rd.	-	121	282	170	-	121	452	573	216
4/12/97	Livermore / S. Front Road	-	876	2,044	199	-	876	2,243	3,119	730
4/12/97	Garland / Plano	-	889	2,073	242	-	889	2,315	3,204	773
4/12/97	San Jose / Story Road	-	1,352	3,156	357	-	1,352	3,513	4,865	1,165
4/12/97	Aurora / Abilene	-	1,406	3,280	431	-	1,406	3,711	5,117	1,211
4/12/97	Antioch / Sunset Drive	-	1,035	2,416	222	-	1,035	2,638	3,673	857
4/12/97	Rancho Cordova / Sunrise	-	1,048	2,445	393	-	1,048	2,838	3,886	986
4/12/97	Berlin / Wilbur Cross	-	756	1,764	264	-	756	2,028	2,784	705
4/12/97	Whittier / Whittier Blvd.	-	648	1,513	179	-	648	1,692	2,340	548
4/12/97	Peabody / Newbury Street	-	1,159	2,704	521	-	1,159	3,225	4,384	1,079
4/12/97	Denver / Blake	-	602	1,405	212	-	602	1,617	2,219	540
4/12/97	Evansville / Green River Road	-	470	1,096	196	-	470	1,292	1,762	441
4/12/97	Burien / First Ave. So.	-	792	1,847	260	-	792	2,107	2,899	713
4/12/97	Rancho Cordova / Mather Field	-	494	1,153	187	-	494	1,340	1,834	466
4/12/97	Sugar Land / Eldridge	-	705	1,644	231	-	705	1,875	2,580	643
4/12/97	Columbus / Eastland Drive	-	602	1,405	316	-	602	1,721	2,323	582
4/12/97	Slickerville / Black Horse Pike	-	539	1,258	213	-	539	1,471	2,010	543
4/12/97	Seattle / Aurora	-	1,145	2,671	295	-	1,145	2,966	4,111	974
4/12/97	Gaithersburg / Christopher Ave.	-	972	2,268	281	-	972	2,549	3,521	861
4/12/97	Manchester / Tolland Turnpike	-	807	1,883	235	-	807	2,118	2,925	702
6/25/97	L.A./Venice Blvd.	-	523	1,221	1,791	-	1,044	2,491	3,535	605
6/25/97	Kirkland-Totem	-	2,131	4,972	229	-	2,131	5,201	7,332	1,718
6/25/97	Idianapolis	-	471	1,098	115	-	471	1,213	1,684	427

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004 Land	Gross Carrying Amount At December 31, 2004 Buildings	Gross Carrying Amount At December 31, 2004 Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
6/25/97	Dallas	-	699	1,631	74	-	699	1,705	2,404	578
6/25/97	Atlanta	-	1,183	2,761	132	-	1,183	2,893	4,076	947
6/25/97	Bensalem	-	1,159	2,705	101	-	1,159	2,806	3,965	903
6/25/97	Evansville	-	429	1,000	71	-	401	1,099	1,500	372
6/25/97	Austin	-	813	1,897	84	-	813	1,981	2,794	656
6/25/97	Harbor City	-	1,244	2,904	266	-	1,244	3,170	4,414	1,084
6/25/97	Birmingham	-	539	1,258	119	-	539	1,377	1,916	471
6/25/97	Sacramento	-	489	1,396	(182)	-	489	1,214	1,703	413
6/25/97	Carrollton	-	441	1,029	53	-	441	1,082	1,523	359
6/25/97	La Habra	-	822	1,918	68	-	822	1,986	2,808	653
6/25/97	Lombard	-	1,527	3,564	1,739	-	2,047	4,783	6,830	1,432
6/25/97	Fairfield	-	740	1,727	86	-	740	1,813	2,553	577
6/25/97	Seattle	-	1,498	3,494	289	-	1,498	3,783	5,281	1,349
6/25/97	Bellevue	-	1,653	3,858	78	-	1,653	3,936	5,589	1,283
6/25/97	Citrus Heights	-	642	1,244	536	-	642	1,780	2,422	661
6/25/97	San Jose	-	1,273	2,971	23	-	1,273	2,994	4,267	955
6/25/97	Stanton	-	948	2,212	68	-	948	2,280	3,228	732
6/25/97	Garland	-	486	1,135	69	-	486	1,204	1,690	407
6/25/97	Westford	-	857	1,999	165	-	857	2,164	3,021	700
6/25/97	Dallas	-	1,627	3,797	661	-	1,627	4,458	6,085	1,466
6/25/97	Wheat Ridge	-	1,054	2,459	403	-	1,054	2,862	3,916	885
6/25/97	Berlin	-	825	1,925	314	-	825	2,239	3,064	699
6/25/97	Gretna	-	1,069	2,494	441	-	1,069	2,935	4,004	1,024
6/25/97	Spring	-	461	1,077	221	-	461	1,298	1,759	441
6/25/97	Sacramento	-	592	1,380	911	-	720	2,163	2,883	661
6/25/97	Houston/South Dairyashford	-	856	1,997	346	-	856	2,343	3,199	745
6/25/97	Naperville	-	1,108	2,585	392	-	1,108	2,977	4,085	939
6/25/97	Carrollton	-	1,158	2,702	524	-	1,158	3,226	4,384	1,041
6/25/97	Waipahu	-	1,620	3,780	544	-	1,620	4,324	5,944	1,373
6/25/97	Davis	-	628	1,465	232	-	628	1,697	2,325	564
6/25/97	Decatur	-	951	2,220	405	-	951	2,625	3,576	866

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004 Land	Buildings	Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
6/25/97	Jacksonville	-	653	1,525	298	-	653	1,823	2,476	622
6/25/97	Chicoppe	-	663	1,546	340	-	663	1,886	2,549	647
6/25/97	Alexandria	-	1,533	3,576	507	-	1,533	4,083	5,616	1,280
6/25/97	Houston/Veterans Memorial Dr.	-	458	1,070	189	-	458	1,259	1,717	420
6/25/97	Los Angeles/Olympic	-	4,392	10,247	1,215	-	4,392	11,462	15,854	3,541
6/25/97	Littleton	-	1,340	3,126	560	-	1,340	3,686	5,026	1,166
6/25/97	Metairie	-	1,229	2,868	483	-	1,229	3,351	4,580	1,082
6/25/97	Louisville	-	717	1,672	310	-	717	1,982	2,699	650
6/25/97	East Hazel Crest	-	753	1,757	2,199	-	1,236	3,473	4,709	1,272
6/25/97	Edmonds	-	1,187	2,770	412	-	1,187	3,182	4,369	1,026
6/25/97	Foster City	-	1,064	2,483	345	-	1,064	2,828	3,892	881
6/25/97	Chicago	-	1,160	2,708	530	-	1,160	3,238	4,398	1,040
6/25/97	Philadelphia	-	924	2,155	408	-	924	2,563	3,487	804
6/25/97	Dallas/Vilbig Rd.	-	508	1,184	232	-	508	1,416	1,924	480
6/25/97	Staten Island	-	1,676	3,910	557	-	1,676	4,467	6,143	1,420
6/25/97	Pelham Manor	-	1,209	2,820	701	-	1,209	3,521	4,730	1,135
6/25/97	Irving	-	469	1,093	217	-	469	1,310	1,779	446
6/25/97	Elk Grove	-	642	1,497	287	-	642	1,784	2,426	578
6/25/97	LAX	-	1,312	3,062	542	-	1,312	3,604	4,916	1,168
6/25/97	Denver	-	1,316	3,071	580	-	1,316	3,651	4,967	1,151
6/25/97	Plano	-	1,369	3,193	473	-	1,369	3,666	5,035	1,133
6/25/97	Lynnwood	-	839	1,959	364	-	839	2,323	3,162	775
6/25/97	Lilburn	-	507	1,182	348	-	507	1,530	2,037	530
6/25/97	Parma	-	881	2,055	505	-	881	2,560	3,441	833
6/25/97	Davie	-	1,086	2,533	652	-	1,086	3,185	4,271	1,033
6/25/97	Allen Park	-	953	2,223	533	-	953	2,756	3,709	888
6/25/97	Aurora	-	808	1,886	457	-	808	2,343	3,151	734
6/25/97	San Diego/16th Street	-	932	2,175	613	-	932	2,788	3,720	957
6/25/97	Sterling Heights	-	766	1,787	461	-	766	2,248	3,014	732
6/25/97	East L.A./Boyle Heights	-	957	2,232	501	-	957	2,733	3,690	872
6/25/97	Springfield/Alban Station	-	1,317	3,074	663	-	1,317	3,737	5,054	1,185

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
6/25/97	Littleton	-	868	2,026	499	-	868	2,525	3,393	793
6/25/97	Sacramento/57th Street	-	869	2,029	493	-	869	2,522	3,391	825
6/25/97	Miami	-	1,762	4,111	971	-	1,762	5,082	6,844	1,564
8/13/97	Santa Monica / Wilshire Blvd.	-	2,040	4,760	275	-	2,040	5,035	7,075	1,663
10/1/97	Marietta /Austell Rd	-	398	1,326	302	462	398	2,090	2,488	710
10/1/97	Denver / Leetsdale	-	1,407	1,682	245	588	1,407	2,515	3,922	892
10/1/97	Baltimore / York Road	-	1,538	1,952	629	708	1,538	3,289	4,827	1,054
10/1/97	Bolingbrook	-	737	1,776	232	617	737	2,625	3,362	919
10/1/97	Kent / Central	-	483	1,321	197	463	483	1,981	2,464	703
10/1/97	Geneva / Roosevelt	-	355	1,302	219	461	355	1,982	2,337	700
10/1/97	Denver / Sheridan	-	429	1,105	163	401	429	1,669	2,098	603
10/1/97	Mountlake Terrace	-	1,017	1,783	223	605	1,017	2,611	3,628	890
10/1/97	Carol Stream/ St.Charles	-	185	1,187	182	418	185	1,787	1,972	617
10/1/97	Marietta / Cobb Park	-	420	1,131	315	426	420	1,872	2,292	658
10/1/97	Venice / Rose	-	5,468	5,478	664	1,814	5,468	7,956	13,424	2,513
10/1/97	Ventura / Ventura Blvd	-	911	2,227	256	762	911	3,245	4,156	1,106
10/1/97	Studio City/ Ventura	-	2,421	1,610	191	537	2,421	2,338	4,759	800
10/1/97	Madison Heights	-	428	1,686	2,576	565	428	4,827	5,255	797
10/1/97	Lax / Imperial	-	1,662	2,079	180	715	1,662	2,974	4,636	1,039
10/1/97	Justice / Industrial	-	233	1,181	179	412	233	1,772	2,005	611
10/1/97	Burbank / San Fernando	-	1,825	2,210	196	745	1,825	3,151	4,976	1,080
10/1/97	Pinole / Appian Way	-	728	1,827	207	624	728	2,658	3,386	910
10/1/97	Denver / Tamarac Park	-	2,545	1,692	417	662	2,545	2,771	5,316	1,035
10/1/97	Gresham / Powell	-	322	1,298	217	439	322	1,954	2,276	650
10/1/97	Warren / Mound Road	-	268	1,025	206	363	268	1,594	1,862	523
10/1/97	Woodside/Brooklyn	-	5,016	3,950	572	2,107	5,016	6,629	11,645	1,766
10/1/97	Enfield / Elm Street	-	399	1,900	286	645	399	2,831	3,230	899
10/1/97	Roselle / Lake Street	-	312	1,411	215	493	312	2,119	2,431	716
10/1/97	Milwaukee / Appleton	-	324	1,385	276	488	324	2,149	2,473	686
10/1/97	Emeryville / Bay St	-	1,602	1,830	164	627	1,602	2,621	4,223	889
10/1/97	Monterey / Del Rey	-	257	1,048	229	360	257	1,637	1,894	510

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
10/1/97	San Leandro / Washington	-	660	1,142	169	395	660	1,706	2,366	574
10/1/97	Boca Raton / N.W. 20	-	1,140	2,256	457	774	1,140	3,487	4,627	1,092
10/1/97	Washington Dc/So Capital	-	1,437	4,489	459	1,528	1,437	6,476	7,913	1,837
10/1/97	Lynn / Lynnway	-	463	3,059	428	1,067	463	4,554	5,017	1,447
10/1/97	Pompano Beach	-	1,077	1,527	680	534	1,077	2,741	3,818	772
10/1/97	Lake Oswego/ N.State	-	465	1,956	275	660	465	2,891	3,356	912
10/1/97	Daly City / Mission	-	389	2,921	211	980	389	4,112	4,501	1,309
10/1/97	Odenton / Route 175	-	456	2,104	247	724	456	3,075	3,531	882
10/1/97	Novato / Landing	-	2,416	3,496	235	824	2,587	4,384	6,971	1,505
10/1/97	St. Louis / Lindberg	-	584	1,508	339	315	625	2,121	2,746	694
10/1/97	Oakland/International	-	358	1,568	253	296	383	2,092	2,475	704
10/1/97	Stockton / March Lane	-	663	1,398	157	279	710	1,787	2,497	601
10/1/97	Des Plaines / Golf Rd	-	1,363	3,093	251	595	1,460	3,842	5,302	1,314
10/1/97	Morton Grove / Wauke	-	2,658	3,232	3,688	149	2,846	6,881	9,727	1,899
10/1/97	Los Angeles / Jefferson	-	1,090	1,580	256	351	1,167	2,110	3,277	692
10/1/97	Los Angeles / Martin	-	869	1,152	121	253	931	1,464	2,395	498
10/1/97	San Leandro / E. 14th	-	627	1,289	118	254	671	1,617	2,288	547
10/1/97	Tucson / Tanque Verde	-	345	1,709	274	321	370	2,279	2,649	686
10/1/97	Randolph / Warren St	-	2,330	1,914	524	529	2,495	2,802	5,297	802
10/1/97	Forrestville / Penn.	-	1,056	2,347	309	472	1,131	3,053	4,184	1,017
10/1/97	Bridgeport	-	4,877	2,739	655	852	5,222	3,901	9,123	1,255
10/1/97	North Hollywood/Vine	-	906	2,379	229	452	970	2,996	3,966	930
10/1/97	Santa Cruz / Portola	-	535	1,526	184	293	573	1,965	2,538	631
10/1/97	Hyde Park / River St	-	626	1,748	290	347	670	2,341	3,011	712
10/1/97	Dublin / San Ramon Rd	-	942	1,999	172	394	1,008	2,499	3,507	863
10/1/97	Vallejo / Humboldt	-	473	1,651	162	302	506	2,082	2,588	665
10/1/97	Fremont/Warm Springs	-	848	2,885	242	526	908	3,593	4,501	1,099
10/1/97	Seattle / Stone Way	-	829	2,180	321	432	887	2,875	3,762	836
10/1/97	W. Olympia	-	149	1,096	303	220	160	1,608	1,768	469
10/1/97	Mercer/Parkside Ave	-	359	1,763	260	326	384	2,324	2,708	708
10/1/97	Bridge Water / Main	-	445	2,054	289	381	477	2,692	3,169	791

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004 Land	Gross Carrying Amount At December 31, 2004 Buildings	Gross Carrying Amount At December 31, 2004 Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
10/1/97	Norwalk / Hoyt Street	-	2,369	3,049	563	704	2,536	4,149	6,685	1,239
11/2/97	Lansing	-	758	1,768	(96)	-	730	1,700	2,430	573
11/7/97	Phoenix	-	1,197	2,793	138	-	1,197	2,931	4,128	918
11/13/97	Tinley Park	-	1,422	3,319	76	-	1,422	3,395	4,817	982
3/17/98	Houston/De Soto Dr.	-	659	1,537	154	-	659	1,691	2,350	508
3/17/98	Houston / East Freeway	-	593	1,384	180	-	593	1,564	2,157	502
3/17/98	Austin/Ben White	-	692	1,614	74	-	682	1,698	2,380	503
3/17/98	Arlington/E.Pioneer	-	922	2,152	250	-	922	2,402	3,324	712
3/17/98	Las Vegas/Tropicana	-	1,285	2,998	161	-	1,285	3,159	4,444	916
3/17/98	Branford / Summit Place	-	728	1,698	180	-	728	1,878	2,606	558
3/17/98	Las Vegas / Charleston	-	791	1,845	129	-	791	1,974	2,765	582
3/17/98	So. San Francisco	-	1,550	3,617	97	-	1,550	3,714	5,264	1,046
3/17/98	Pasadena / Arroyo Prkwy	-	3,005	7,012	223	-	3,005	7,235	10,240	2,019
3/17/98	Tempe / E. Broadway	-	633	1,476	194	-	633	1,670	2,303	506
3/17/98	Phoenix / N. 43rd Ave	-	443	1,033	178	-	443	1,211	1,654	396
3/17/98	Phoenix/No. 43rd	-	380	886	424	-	380	1,310	1,690	349
3/17/98	Phoenix / Black Canyon	-	380	886	163	-	380	1,049	1,429	349
3/17/98	Phoenix/Black Canyon	-	136	317	192	-	136	509	645	214
3/17/98	Nesconset / Southern	-	1,423	3,321	131	-	1,423	3,452	4,875	983
4/1/98	St. Louis / Hwy. 141	-	659	1,628	4,496	-	1,344	5,439	6,783	1,075
4/1/98	Island Park / Austin	-	2,313	3,015	(673)	-	1,374	3,281	4,655	890
4/1/98	Akron / Brittain Rd.	-	275	2,248	(194)	-	669	1,660	2,329	426
4/1/98	Patchogue/W.Sunrise	-	936	2,184	159	-	936	2,343	3,279	699
4/1/98	Havertown/West Chester	-	1,254	2,926	132	-	1,249	3,063	4,312	891
4/1/98	Schiller Park/River	-	568	1,390	114	-	568	1,504	2,072	456
4/1/98	Chicago / Cuyler	-	1,400	2,695	219	-	1,400	2,914	4,314	865
4/1/98	Chicago Heights/West	-	468	1,804	176	-	468	1,980	2,448	599
4/1/98	Arlington Hts/University	-	670	3,004	97	-	670	3,101	3,771	940
4/1/98	Cicero / Ogden	-	1,678	2,266	315	-	1,678	2,581	4,259	873
4/1/98	Chicago/W. Howard St.	-	974	2,875	163	-	974	3,038	4,012	955
4/1/98	Chicago/N. Western Ave	-	1,453	3,205	160	-	1,453	3,365	4,818	1,032

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004 Land	Gross Carrying Amount At December 31, 2004 Buildings	Gross Carrying Amount At December 31, 2004 Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
4/1/98	Chicago/Northwest Hwy	-	925	2,412	86	-	925	2,498	3,423	758
4/1/98	Chicago/N. Wells St.	-	1,446	2,828	97	-	1,446	2,925	4,371	893
4/1/98	Chicago / Pulaski Rd.	-	1,276	2,858	83	-	1,276	2,941	4,217	872
4/1/98	Artesia / Artesia	-	625	1,419	99	-	625	1,518	2,143	572
4/1/98	Arcadia / Lower Azusa	-	821	1,369	214	-	821	1,583	2,404	577
4/1/98	Manassas / Centreville	-	405	2,137	299	-	405	2,436	2,841	902
4/1/98	La Downtwn/10 Fwy	-	1,608	3,358	226	-	1,608	3,584	5,192	1,288
4/1/98	Bellevue / Northup	-	1,232	3,306	272	-	1,232	3,578	4,810	1,333
4/1/98	Hollywood/Cole & Wilshire	-	1,590	1,785	119	-	1,590	1,904	3,494	687
4/1/98	Atlanta/John Wesley	-	1,233	1,665	211	-	1,233	1,876	3,109	769
4/1/98	Montebello/S. Maple	-	1,274	2,299	136	-	1,274	2,435	3,709	868
4/1/98	Lake City/Forest Park	-	248	1,445	130	-	248	1,575	1,823	588
4/1/98	Baltimore / W. Patap	-	403	2,650	164	-	403	2,814	3,217	1,000
4/1/98	Fraser/Groesbeck Hwy	-	368	1,796	86	-	368	1,882	2,250	677
4/1/98	Vallejo / Mini Drive	-	560	1,803	90	-	560	1,893	2,453	688
4/1/98	San Diego/54th & Euclid	-	952	2,550	125	-	952	2,675	3,627	1,047
4/1/98	Miami / 5th Street	-	2,327	3,234	128	-	2,327	3,362	5,689	1,291
4/1/98	Silver Spring/Hill	-	922	2,080	158	-	922	2,238	3,160	897
4/1/98	Chicago/E. 95th St.	-	397	2,357	173	-	397	2,530	2,927	983
4/1/98	Chicago / S. Harlem	-	791	1,424	121	-	791	1,545	2,336	617
4/1/98	St. Charles /Highway	-	623	1,501	134	-	623	1,635	2,258	669
4/1/98	Chicago/Burr Ridge Rd.	-	421	2,165	83	-	421	2,248	2,669	894
4/1/98	Yonkers / Route 9a	-	1,722	3,823	280	-	1,722	4,103	5,825	1,526
4/1/98	Silverlake/Glendale	-	2,314	5,481	213	-	2,314	5,694	8,008	2,138
4/1/98	Chicago/Harlem Ave	-	1,430	3,038	141	-	1,430	3,179	4,609	1,221
4/1/98	Bethesda / Butler Rd	-	1,146	2,509	73	-	1,146	2,582	3,728	970
4/1/98	Dundalk / Wise Ave	-	447	2,005	143	-	447	2,148	2,595	782
4/1/98	St. Louis / Hwy. 141	-	659	1,628	74	-	659	1,702	2,361	725
4/1/98	Island Park / Austin	-	2,313	3,015	104	-	2,313	3,119	5,432	1,307
4/1/98	Dallas / Kingsly	-	1,095	1,712	107	-	1,095	1,819	2,914	679
5/1/98	Berkeley / 2nd St.	-	1,914	4,466	(88)	-	1,837	4,455	6,292	1,281

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
5/8/98	Cleveland / W. 117th	-	930	2,277	208	-	930	2,485	3,415	750
5/8/98	La /Venice Blvd	-	1,470	3,599	131	-	1,470	3,730	5,200	1,008
5/8/98	Aurora / Farnsworth	-	960	2,350	106	-	960	2,456	3,416	677
5/8/98	Santa Rosa / Hopper	-	1,020	2,497	123	-	1,020	2,620	3,640	726
5/8/98	Golden Valley / Winn	-	630	1,542	139	-	630	1,681	2,311	488
5/8/98	St. Louis / Benham	-	810	1,983	154	-	810	2,137	2,947	641
5/8/98	Chicago / S. Chicago	-	840	2,057	97	-	840	2,154	2,994	584
10/1/98	El Segundo / Sepulveda	-	6,586	5,795	202	-	6,586	5,997	12,583	1,596
10/1/98	Atlanta / Memorial Dr.	-	414	2,239	180	-	414	2,419	2,833	716
10/1/98	Chicago / W. 79th St	-	861	2,789	266	-	861	3,055	3,916	934
10/1/98	Chicago / N. Broadway	-	1,918	3,824	190	-	1,918	4,014	5,932	1,124
10/1/98	Dallas / Greenville	-	1,933	2,892	115	-	1,933	3,007	4,940	825
10/1/98	Tacoma / Orchard	-	358	1,987	105	-	358	2,092	2,450	599
10/1/98	St. Louis / Gravois	-	312	2,327	143	-	312	2,470	2,782	718
10/1/98	White Bear Lake	-	578	2,079	190	-	578	2,269	2,847	620
10/1/98	Santa Cruz / Soquel	-	832	2,385	119	-	832	2,504	3,336	704
10/1/98	Coon Rapids / Hwy 10	-	330	1,646	124	-	330	1,770	2,100	497
10/1/98	Oxnard / Hueneme Rd	-	923	3,925	166	-	923	4,091	5,014	1,117
10/1/98	Vancouver/ Millplain	-	343	2,000	95	-	343	2,095	2,438	594
10/1/98	Tigard / Mc Ewan	-	597	1,652	85	-	597	1,737	2,334	508
10/1/98	Griffith / Cline	-	299	2,118	88	-	299	2,206	2,505	595
10/1/98	Miami / Sunset Drive	-	1,656	2,321	1,972	-	2,267	3,682	5,949	849
10/1/98	Farmington / 9 Mile	-	580	2,526	98	-	580	2,624	3,204	723
10/1/98	Los Gatos / University	-	2,234	3,890	(228)	-	2,234	3,662	5,896	999
10/1/98	N. Hollywood	-	1,484	3,143	88	-	1,484	3,231	4,715	868
10/1/98	Petaluma / Transport	-	460	1,840	4,877	-	857	6,320	7,177	1,072
10/1/98	Chicago / 111th	-	341	2,898	2,266	-	432	5,073	5,505	987
10/1/98	Upper Darby / Market	-	808	5,011	176	-	808	5,187	5,995	1,403
10/1/98	San Jose / Santa	-	966	3,870	102	-	966	3,972	4,938	1,081
10/1/98	San Diego / Morena	-	3,173	5,469	131	-	3,173	5,600	8,773	1,496
10/1/98	Brooklyn /Rockaway Ave	-	6,272	9,691	458	-	6,272	10,149	16,421	2,750

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
10/1/98	Revere / Charger St	-	1,997	3,727	236	-	1,997	3,963	5,960	1,121
10/1/98	Las Vegas / E. Charles	-	602	2,545	260	-	602	2,805	3,407	786
10/1/98	Laurel / Baltimore Ave	-	1,899	4,498	158	-	1,899	4,656	6,555	1,285
10/1/98	East La/Figueroa & 4th	-	1,213	2,689	68	-	1,213	2,757	3,970	748
10/1/98	Oldsmar / Tampa Road	-	760	2,154	2,725	-	1,049	4,590	5,639	991
10/1/98	Ft. Lauderdale /S.W.	-	1,046	2,928	153	-	1,046	3,081	4,127	820
10/1/98	Miami / Nw 73rd St	-	1,050	3,064	120	-	1,050	3,184	4,234	881
12/9/98	Miami / Nw 115th Ave	-	1,095	2,349	212	-	1,102	2,554	3,656	590
1/1/99	New Orleans/St.Charles	-	1,463	2,634	(301)	-	1,039	2,757	3,796	672
1/6/99	Brandon / E. Brandon Blvd	-	1,560	3,695	54	-	1,560	3,749	5,309	821
3/12/99	St. Louis / N. Lindbergh Blvd.	-	1,688	3,939	336	-	1,688	4,275	5,963	1,040
3/12/99	St. Louis /Vandeventer Midtown	-	699	1,631	151	-	699	1,782	2,481	461
3/12/99	St. Ann / Maryland Heights	-	1,035	2,414	287	-	1,035	2,701	3,736	652
3/12/99	Florissant / N. Hwy 67	-	971	2,265	277	-	971	2,542	3,513	632
3/12/99	Ferguson Area-W.Florissant	-	1,194	2,732	422	-	1,178	3,170	4,348	818
3/12/99	Florissant / New Halls Ferry Rd	-	1,144	2,670	313	-	1,144	2,983	4,127	772
3/12/99	St. Louis / Airport	-	785	1,833	172	-	785	2,005	2,790	499
3/12/99	St. Louis/ S.Third St	-	1,096	2,557	113	-	1,096	2,670	3,766	652
3/12/99	Kansas City / E. 47th St.	-	610	1,424	155	-	610	1,579	2,189	421
3/12/99	Kansas City /E. 67th Terrace	-	1,136	2,643	90	-	1,134	2,735	3,869	679
3/12/99	Kansas City / James A. Reed Rd	-	749	1,748	98	-	749	1,846	2,595	474
3/12/99	Independence / 291	-	871	2,032	151	-	871	2,183	3,054	544
3/12/99	Raytown / Woodson Rd	-	915	2,134	99	-	915	2,233	3,148	563
3/12/99	Kansas City / 34th Main Street	-	114	2,599	597	-	114	3,196	3,310	930
3/12/99	Columbia / River Dr	-	671	1,566	177	-	671	1,743	2,414	495
3/12/99	Columbia / Buckner Rd	-	714	1,665	295	-	714	1,960	2,674	623
3/12/99	Columbia / Decker Park Rd	-	605	1,412	125	-	605	1,537	2,142	426
3/12/99	Columbia / Rosewood Dr	-	777	1,814	102	-	777	1,916	2,693	505
3/12/99	W. Columbia / Orchard Dr.	-	272	634	145	-	272	779	1,051	250
3/12/99	W. Columbia / Airport Blvd	-	493	1,151	133	-	493	1,284	1,777	343
3/12/99	Greenville / Whitehorse Rd	-	882	2,058	117	-	882	2,175	3,057	556

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004 Land	Gross Carrying Amount At December 31, 2004 Buildings	Gross Carrying Amount At December 31, 2004 Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
3/12/99	Greenville / Woods Lake Rd	-	364	849	127	-	364	976	1,340	284
3/12/99	Mauldin / N. Main Street	-	571	1,333	147	-	571	1,480	2,051	419
3/12/99	Simpsonville / Grand View Dr	-	582	1,358	133	-	574	1,499	2,073	414
3/12/99	Taylors / Wade Hampton Blvd	-	650	1,517	133	-	650	1,650	2,300	450
3/12/99	Charleston/Ashley Phosphate	-	839	1,950	179	-	823	2,145	2,968	600
3/12/99	N. Charleston / Dorchester Rd	-	380	886	135	-	380	1,021	1,401	283
3/12/99	N. Charleston / Dorchester	-	487	1,137	158	-	487	1,295	1,782	367
3/12/99	Charleston / Sam Rittenberg Blvd	-	555	1,296	109	-	555	1,405	1,960	390
3/12/99	Hilton Head / Office Park Rd	-	1,279	2,985	136	-	1,279	3,121	4,400	766
3/12/99	Columbia / Plumbers Rd	-	368	858	153	-	368	1,011	1,379	292
3/12/99	Greenville / Pineknoll Rd	-	927	2,163	203	-	927	2,366	3,293	632
3/12/99	Hilton Head / Yacht Cove Dr	-	1,182	2,753	189	-	1,181	2,943	4,124	760
3/12/99	Spartanburg / Chesnee Hwy	-	533	1,244	294	-	533	1,538	2,071	468
3/12/99	Charleston / Ashley River Rd	-	1,114	2,581	160	-	1,108	2,747	3,855	685
3/12/99	Columbia / Broad River	-	1,463	3,413	273	-	1,463	3,686	5,149	979
3/12/99	Charlotte / East Wt Harris Blvd	-	736	1,718	120	-	736	1,838	2,574	488
3/12/99	Charlotte / North Tryon St.	-	708	1,653	260	-	708	1,913	2,621	526
3/12/99	Charlotte / South Blvd	-	641	1,496	152	-	641	1,648	2,289	446
3/12/99	Kannapolis / Oregon St	-	463	1,081	115	-	463	1,196	1,659	334
3/12/99	Durham / E. Club Blvd	-	947	2,209	153	-	947	2,362	3,309	596
3/12/99	Durham / N. Duke St.	-	769	1,794	134	-	769	1,928	2,697	504
3/12/99	Raleigh / Maitland Dr	-	679	1,585	149	-	679	1,734	2,413	468
3/12/99	Greensboro / O'henry Blvd	-	577	1,345	214	-	577	1,559	2,136	468
3/12/99	Gastonia / S. York Rd	-	467	1,089	131	-	467	1,220	1,687	360
3/12/99	Durham / Kangaroo Dr.	-	1,102	2,572	292	-	1,102	2,864	3,966	772
3/12/99	Pensacola / Brent Lane	-	402	938	24	-	402	962	1,364	253
3/12/99	Pensacola / Creighton Road	-	454	1,060	62	-	454	1,122	1,576	313
3/12/99	Jacksonville / Park Avenue	-	905	2,113	151	-	905	2,264	3,169	596
3/12/99	Jacksonville / Phillips Hwy	-	665	1,545	204	-	663	1,751	2,414	483
3/12/99	Clearwater / Highland Ave	-	724	1,690	188	-	724	1,878	2,602	489
3/12/99	Tarpon Springs / Us Highway 19	-	892	2,081	190	-	892	2,271	3,163	604

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
3/12/99	Orlando /S. Orange Blossom Trail	-	1,229	2,867	136	-	1,229	3,003	4,232	766
3/12/99	Casselberry Ii	-	1,160	2,708	171	-	1,160	2,879	4,039	719
3/12/99	Miami / Nw 14th Street	-	1,739	4,058	152	-	1,739	4,210	5,949	1,039
3/12/99	Tarpon Springs / Highway 19	-	1,179	2,751	152	-	1,179	2,903	4,082	721
3/12/99	Ft. Myers / Tamiami Trail South	-	834	1,945	(262)	-	834	1,683	2,517	330
3/12/99	Jacksonville / Ft. Caroline Rd.	-	1,037	2,420	177	-	1,037	2,597	3,634	690
3/12/99	Orlando / South Semoran	-	565	1,319	39	-	565	1,358	1,923	337
3/12/99	Jacksonville / Southside Blvd.	-	1,278	2,982	236	-	1,278	3,218	4,496	826
3/12/99	Miami / Nw 7th Ave	-	783	1,827	186	-	783	2,013	2,796	550
3/12/99	Vero Beach / Us Hwy 1	-	678	1,583	82	-	678	1,665	2,343	414
3/12/99	Ponte Vedra / Palm Valley Rd.	-	745	2,749	473	-	745	3,222	3,967	882
3/12/99	Miami Lakes / Nw 153rd St.	-	425	992	75	-	425	1,067	1,492	292
3/12/99	Deerfield Beach / Sw 10th St.	-	1,844	4,302	96	-	1,844	4,398	6,242	1,055
3/12/99	Apopka / S. Orange Blossom	-	307	717	138	-	307	855	1,162	254
3/12/99	Davie / University	-	313	4,379	205	-	313	4,584	4,897	1,105
3/12/99	Arlington / Division	-	998	2,328	84	-	998	2,412	3,410	593
3/12/99	Duncanville/S.Cedar Ridge	-	1,477	3,447	211	-	1,477	3,658	5,135	937
3/12/99	Carrollton / Trinity Mills West	-	530	1,237	98	-	530	1,335	1,865	362
3/12/99	Houston / Wallisville Rd.	-	744	1,736	82	-	744	1,818	2,562	468
3/12/99	Houston / Fondren South	-	647	1,510	137	-	647	1,647	2,294	411
3/12/99	Houston / Addicks Satsuma	-	409	954	136	-	409	1,090	1,499	297
3/12/99	Addison / Inwood Road	-	1,204	2,808	64	-	1,204	2,872	4,076	696
3/12/99	Garland / Jackson Drive	-	755	1,761	83	-	755	1,844	2,599	468
3/12/99	Garland / Buckingham Road	-	492	1,149	121	-	492	1,270	1,762	367
3/12/99	Houston / South Main	-	1,461	3,409	115	-	1,461	3,524	4,985	871
3/12/99	Plano / Parker Road-Avenue K	-	1,517	3,539	152	-	1,517	3,691	5,208	923
3/12/99	Houston / Bingle Road	-	576	1,345	134	-	576	1,479	2,055	400
3/12/99	Houston / Mangum Road	-	737	1,719	250	-	737	1,969	2,706	504
3/12/99	Houston / Hayes Road	-	916	2,138	126	-	916	2,264	3,180	555
3/12/99	Katy / Dominion Drive	-	995	2,321	55	-	995	2,376	3,371	584
3/12/99	Houston / Fm 1960 West	-	513	1,198	138	-	513	1,336	1,849	356

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
3/12/99	Webster / Fm 528 Road	-	756	1,764	89	-	756	1,853	2,609	477
3/12/99	Houston / Loch Katrine Lane	-	580	1,352	82	-	580	1,434	2,014	380
3/12/99	Houston / Milwee St.	-	779	1,815	176	-	778	1,992	2,770	529
3/12/99	Lewisville / Highway 121	-	688	1,605	99	-	688	1,704	2,392	446
3/12/99	Richardson / Central Expressway	-	465	1,085	109	-	465	1,194	1,659	328
3/12/99	Houston / Hwy 6 South	-	569	1,328	72	-	569	1,400	1,969	355
3/12/99	Houston / Westheimer West	-	1,075	2,508	51	-	1,075	2,559	3,634	627
3/12/99	Ft. Worth / Granbury Road	-	763	1,781	70	-	763	1,851	2,614	465
3/12/99	Houston / New Castle	-	2,346	5,473	1,242	-	2,346	6,715	9,061	1,481
3/12/99	Dallas / Inwood Road	-	1,478	3,448	102	-	1,478	3,550	5,028	848
3/12/99	Fort Worth / Loop 820 North	-	729	1,702	119	-	729	1,821	2,550	472
3/12/99	Arlington / Cooper St	-	779	1,818	85	-	779	1,903	2,682	471
3/12/99	Webster / Highway 3	-	677	1,580	79	-	677	1,659	2,336	429
3/12/99	Augusta / Peach Orchard Rd	-	860	2,007	294	-	860	2,301	3,161	707
3/12/99	Martinez / Old Petersburg Rd	-	407	950	157	-	407	1,107	1,514	314
3/12/99	Jonesboro / Tara Blvd	-	785	1,827	263	-	784	2,091	2,875	575
3/12/99	Atlanta / Briarcliff Rd	-	2,171	5,066	241	-	2,171	5,307	7,478	1,326
3/12/99	Decatur / N Decatur Rd	-	933	2,177	147	-	933	2,324	3,257	624
3/12/99	Douglasville / Westmoreland	-	453	1,056	224	-	453	1,280	1,733	390
3/12/99	Doraville / Mcelroy Rd	-	827	1,931	245	-	827	2,176	3,003	610
3/12/99	Roswell / Alpharetta	-	1,772	4,135	186	-	1,772	4,321	6,093	1,049
3/12/99	Douglasville / Duralee Lane	-	533	1,244	158	-	533	1,402	1,935	379
3/12/99	Douglasville / Highway 5	-	804	1,875	456	-	804	2,331	3,135	734
3/12/99	Forest Park / Jonesboro	-	659	1,537	198	-	659	1,735	2,394	493
3/12/99	Marietta / Whitlock	-	1,016	2,370	198	-	1,016	2,568	3,584	655
3/12/99	Marietta / Cobb	-	727	1,696	255	-	727	1,951	2,678	564
3/12/99	Norcross / Jones Mill Rd	-	1,142	2,670	186	-	1,142	2,856	3,998	739
3/12/99	Norcross / Dawson Blvd	-	1,232	2,874	263	-	1,232	3,137	4,369	808
3/12/99	Forest Park / Old Dixie Hwy	-	895	2,070	337	-	889	2,413	3,302	642
3/12/99	Decatur / Covington	-	1,764	4,116	108	-	1,764	4,224	5,988	1,045
3/12/99	Alpharetta / Maxwell Rd	-	1,075	2,509	125	-	1,075	2,634	3,709	647

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
3/12/99	Alpharetta / N. Main St	-	1,240	2,893	103	-	1,240	2,996	4,236	730
3/12/99	Atlanta / Bolton Rd	-	866	2,019	178	-	865	2,198	3,063	570
3/12/99	Riverdale / Georgia Hwy 85	-	1,075	2,508	151	-	1,075	2,659	3,734	658
3/12/99	Kennesaw / Rutledge Road	-	803	1,874	243	-	803	2,117	2,920	578
3/12/99	Lawrenceville / Buford Dr.	-	256	597	91	-	256	688	944	207
3/12/99	Hanover Park / W. Lake Street	-	1,320	3,081	146	-	1,320	3,227	4,547	800
3/12/99	Chicago / W. Jarvis Ave	-	313	731	91	-	313	822	1,135	250
3/12/99	Chicago / N. Broadway St	-	535	1,249	230	-	535	1,479	2,014	446
3/12/99	Carol Stream / Phillips Court	-	829	1,780	96	-	783	1,922	2,705	459
3/12/99	Winfield / Roosevelt Road	-	1,109	2,587	118	-	1,109	2,705	3,814	678
3/12/99	Schaumburg / S. Roselle Road	-	659	1,537	107	-	659	1,644	2,303	433
3/12/99	Tinley Park / Brennan Hwy	-	771	1,799	173	-	771	1,972	2,743	519
3/12/99	Schaumburg / Palmer Drive	-	1,333	3,111	137	-	1,333	3,248	4,581	802
3/12/99	Mobile / Hillcrest Road	-	554	1,293	155	-	554	1,448	2,002	402
3/12/99	Mobile / Azalea Road	-	517	1,206	166	-	517	1,372	1,889	376
3/12/99	Mobile / Moffat Road	-	537	1,254	134	-	537	1,388	1,925	388
3/12/99	Mobile / Grelot Road	-	804	1,877	139	-	804	2,016	2,820	526
3/12/99	Mobile / Government Blvd	-	407	950	131	-	407	1,081	1,488	297
3/12/99	New Orleans / Tchoupitoulas	-	1,092	2,548	239	-	1,092	2,787	3,879	750
3/12/99	Louisville / Breckenridge Lane	-	581	1,356	87	-	581	1,443	2,024	385
3/12/99	Louisville	-	554	1,292	140	-	554	1,432	1,986	397
3/12/99	Louisville / Poplar Level	-	463	1,080	157	-	463	1,237	1,700	351
3/12/99	Chesapeake / Western Branch	-	1,274	2,973	192	-	1,274	3,165	4,439	791
3/12/99	Centreville / Lee Hwy	-	1,650	3,851	175	-	1,636	4,040	5,676	999
3/12/99	Sterling / S. Sterling Blvd	-	1,282	2,992	185	-	1,282	3,177	4,459	789
3/12/99	Manassas / Sudley Road	-	776	1,810	209	-	776	2,019	2,795	523
3/12/99	Longmont / Wedgewood Ave	-	717	1,673	97	-	717	1,770	2,487	442
3/12/99	Fort Collins / So.College Ave	-	745	1,739	149	-	745	1,888	2,633	486
3/12/99	Colo Sprngs / Parkmoor Village	-	620	1,446	185	-	620	1,631	2,251	405
3/12/99	Colo Sprngs / Van Teylingen	-	1,216	2,837	191	-	1,216	3,028	4,244	750
3/12/99	Denver / So. Clinton St.	-	462	1,609	100	-	462	1,709	2,171	426

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Buildings	Total	Accumulated Depreciation
					(Dollar amounts in thousands)					
3/12/99	Denver / Washington St.	-	795	1,846	364	-	792	2,213	3,005	554
3/12/99	Colo Sprngs / Centennial Blvd	-	1,352	3,155	93	-	1,352	3,248	4,600	779
3/12/99	Colo Sprngs / Astrozon Court	-	810	1,889	148	-	810	2,037	2,847	540
3/12/99	Arvada / 64th Ave	-	671	1,566	104	-	671	1,670	2,341	433
3/12/99	Golden / Simms Street	-	918	2,143	330	-	918	2,473	3,391	645
3/12/99	Lawrence / Haskell Ave	-	636	1,484	142	-	636	1,626	2,262	424
3/12/99	Overland Park / Hemlock St	-	1,168	2,725	120	-	1,168	2,845	4,013	700
3/12/99	Lenexa / Long St.	-	720	1,644	50	-	709	1,705	2,414	419
3/12/99	Shawnee / Hedge Lane Terrace	-	570	1,331	158	-	570	1,489	2,059	384
3/12/99	Mission / Foxridge Dr	-	1,657	3,864	163	-	1,656	4,028	5,684	987
3/12/99	Milwaukee / W. Dean Road	-	1,362	3,163	525	-	1,357	3,693	5,050	986
3/12/99	Columbus / Morse Road	-	1,415	3,302	523	-	1,415	3,825	5,240	965
3/12/99	Milford / Branch Hill	-	527	1,229	2,412	-	527	3,641	4,168	657
3/12/99	Fairfield / Dixie	-	519	1,211	91	-	519	1,302	1,821	348
3/12/99	Cincinnati / Western Hills	-	758	1,769	200	-	758	1,969	2,727	538
3/12/99	Austin / N. Mopac Expressway	-	865	2,791	71	-	865	2,862	3,727	646
3/12/99	Atlanta / Dunwoody Place	-	1,410	3,296	207	-	1,390	3,523	4,913	893
3/12/99	Kennedale/Bowman Sprgs	-	425	991	78	-	425	1,069	1,494	285
3/12/99	Colo Sprngs/N.Powers	-	1,124	2,622	206	-	1,124	2,828	3,952	732
3/12/99	St. Louis/S. Third St	-	206	480	29	-	206	509	715	139
3/12/99	Orlando / L.B. Mcleod Road	-	521	1,217	61	-	521	1,278	1,799	330
3/12/99	Jacksonville / Roosevelt Blvd.	-	851	1,986	305	-	851	2,291	3,142	665
3/12/99	Miami-Kendall / Sw 84th Street	-	935	2,180	163	-	935	2,343	3,278	619
3/12/99	North Miami Beach / 69th St	-	1,594	3,720	187	-	1,594	3,907	5,501	989
3/12/99	Miami Beach / Dade Blvd	-	962	2,245	295	-	962	2,540	3,502	662
3/12/99	Chicago / N. Natchez Ave	-	1,684	3,930	211	-	1,684	4,141	5,825	1,014
3/12/99	Chicago / W. Cermak Road	-	1,294	3,019	516	-	1,294	3,535	4,829	1,080
3/12/99	Kansas City / State Ave	-	645	1,505	212	-	645	1,717	2,362	469
3/12/99	Lenexa / Santa Fe Trail Road	-	713	1,663	184	-	713	1,847	2,560	468
3/12/99	Waukesha / Foster Court	-	765	1,785	173	-	765	1,958	2,723	490
3/12/99	River Grove / N. 5th Ave.	-	1,094	2,552	27	-	1,034	2,639	3,673	884

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
3/12/99	St. Charles / E. Main St.	-	951	2,220	(286)	-	802	2,083	2,885	758
3/12/99	Chicago / West 47th St.	-	705	1,645	77	-	705	1,722	2,427	430
3/12/99	Carol Stream / S. Main Place	-	1,320	3,079	174	-	1,320	3,253	4,573	849
3/12/99	Carpentersville /N. Western Ave	-	911	2,120	148	-	909	2,270	3,179	578
3/12/99	Elgin / E. Chicago St.	-	570	2,163	102	-	570	2,265	2,835	547
3/12/99	Elgin / Big Timber Road	-	1,347	3,253	250	-	1,347	3,503	4,850	943
3/12/99	Chicago / S. Pulaski Road	-	458	2,118	303	-	458	2,421	2,879	560
3/12/99	Aurora / Business 30	-	900	2,097	158	-	899	2,256	3,155	581
3/12/99	Streamwood / Old Church Road	-	855	1,991	78	-	854	2,070	2,924	508
3/12/99	Mt. Prospect / Central Road	-	802	1,847	182	-	795	2,036	2,831	561
3/12/99	Geneva / Gary Ave	-	1,072	2,501	76	-	1,072	2,577	3,649	640
3/12/99	Naperville / Lasalle Ave	-	1,501	3,502	113	-	1,501	3,615	5,116	903
3/31/99	Forest Park	-	270	3,378	1,031	-	270	4,409	4,679	2,152
4/1/99	Fresno	-	44	206	(238)	804	193	623	816	155
5/1/99	Stockton	-	151	402	(250)	2,017	590	1,730	2,320	430
6/30/99	Winter Park/N. Semor	-	342	638	334	728	427	1,615	2,042	427
6/30/99	N. Richland Hills	-	455	769	253	832	569	1,740	2,309	439
6/30/99	Rolling Meadows/Lois	-	441	849	378	898	551	2,015	2,566	510
6/30/99	Gresham/Burnside	-	354	544	218	627	442	1,301	1,743	327
6/30/99	Jacksonville/University	-	211	741	250	700	263	1,639	1,902	421
6/30/99	Irving/W. Airport	-	419	960	203	857	524	1,915	2,439	474
6/30/99	Houston/Highway 6 So.	-	751	1,006	1,002	1,057	937	2,879	3,816	722
6/30/99	Concord/Arnold	-	827	1,553	431	1,874	1,032	3,653	4,685	971
6/30/99	Rockville/Gude Drive	-	602	768	388	880	751	1,887	2,638	478
6/30/99	Bradenton/Cortez Road	-	476	885	387	906	594	2,060	2,654	514
6/30/99	San Antonio/Nw Loop	-	511	786	210	855	638	1,724	2,362	407
6/30/99	Anaheim / La Palma	-	1,378	851	218	1,221	1,721	1,947	3,668	449
6/30/99	Spring Valley/Sweetwater	-	271	380	6,125	416	338	6,854	7,192	344
6/30/99	Ft. Myers/Tamiami	-	948	962	311	1,208	1,184	2,245	3,429	516
6/30/99	Littleton/Centennial	-	421	804	292	812	526	1,803	2,329	438
6/30/99	Newark/Cedar Blvd	-	729	971	245	1,067	910	2,102	3,012	492

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Buildings	Total	Accumulated Depreciation
			(Dollar amounts in thousands)							
6/30/99	Falls Church/Columbia	-	901	975	330	1,141	1,126	2,221	3,347	530
6/30/99	Fairfax / Lee Highway	-	586	1,078	324	1,106	732	2,362	3,094	583
6/30/99	Wheat Ridge / W. 44th	-	480	789	274	831	599	1,775	2,374	448
6/30/99	Huntington Bch/Gotham	-	952	890	327	1,130	1,189	2,110	3,299	512
6/30/99	Fort Worth/McCart	-	372	942	189	703	464	1,742	2,206	382
6/30/99	San Diego/Clairemont	-	1,601	2,035	389	2,034	1,999	4,060	6,059	948
6/30/99	Houston/Millridge N.	-	1,160	1,983	266	2,433	1,449	4,393	5,842	1,010
6/30/99	Woodbridge/Jefferson	-	840	1,689	284	1,446	1,048	3,211	4,259	647
6/30/99	Mountainside	-	1,260	1,237	338	1,523	1,574	2,784	4,358	624
6/30/99	Woodbridge / Davis	-	1,796	1,623	465	1,996	2,243	3,637	5,880	849
6/30/99	Huntington Beach	-	1,026	1,437	147	1,450	1,282	2,778	4,060	607
6/30/99	Edison / Old Post Rd	-	498	1,267	323	1,175	622	2,641	3,263	614
6/30/99	Northridge/Parthenia	-	1,848	1,486	192	1,839	2,308	3,057	5,365	642
6/30/99	Brick Township/Brick	-	590	1,431	292	1,364	736	2,941	3,677	623
6/30/99	Stone Mountain/Rock	-	1,233	288	328	852	1,540	1,161	2,701	265
6/30/99	Hyattsville	-	768	2,186	276	1,919	959	4,190	5,149	902
6/30/99	Union City / Alvarado	-	992	1,776	217	1,690	1,239	3,436	4,675	736
6/30/99	Oak Park / Greenfield	-	621	1,735	208	1,490	775	3,279	4,054	719
6/30/99	Tujunga/Foothill Blvd	-	1,746	2,383	235	2,370	2,180	4,554	6,734	876
7/1/99	Pantego/W. Pioneer Pkwy	-	432	1,228	71	-	432	1,299	1,731	184
7/1/99	Nashville/Lafayette St	-	486	1,135	171	-	486	1,306	1,792	392
7/1/99	Nashville/Metroplex Dr	-	380	886	155	-	380	1,041	1,421	314
7/1/99	Madison / Myatt Dr	-	441	1,028	118	-	441	1,146	1,587	319
7/1/99	Hixson / Highway 153	-	488	1,138	198	-	488	1,336	1,824	401
7/1/99	Hixson / Gadd Rd	-	207	484	327	-	207	811	1,018	304
7/1/99	Red Bank / Harding Rd	-	452	1,056	189	-	452	1,245	1,697	378
7/1/99	Nashville/Welshwood Dr	-	934	2,179	186	-	934	2,365	3,299	643
7/1/99	Madison/Williams Ave	-	1,318	3,076	355	-	1,318	3,431	4,749	911
7/1/99	Nashville/Mcnally Dr	-	884	2,062	419	-	884	2,481	3,365	760
7/1/99	Hermitage/Central Ct	-	646	1,508	179	-	646	1,687	2,333	465
7/1/99	Antioch/Cane Ridge Rd	-	353	823	186	-	353	1,009	1,362	302

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
9/1/99	Charlotte / Ashley Road	-	664	1,551	33	-	651	1,597	2,248	404
9/1/99	Raleigh / Capital Blvd	-	927	2,166	21	-	909	2,205	3,114	531
9/1/99	Charlotte / South Blvd.	-	734	1,715	46	-	719	1,776	2,495	448
9/1/99	Greensboro/W.Market St.	-	603	1,409	53	-	591	1,474	2,065	375
10/8/99	Belmont / O'neill Ave	-	869	4,659	155	-	878	4,805	5,683	1,126
10/11/99	Matthews	-	937	3,165	245	-	994	3,353	4,347	654
11/15/99	Poplar, Memphis	-	1,631	3,093	274	-	1,731	3,267	4,998	657
12/17/99	Dallas / Swiss Ave	-	1,862	4,344	137	-	1,878	4,465	6,343	1,076
12/30/99	Oak Park/Greenfield Rd	-	1,184	3,685	(101)	-	1,196	3,572	4,768	791
12/30/99	Santa Anna	-	2,657	3,293	375	-	2,820	3,505	6,325	677
1/21/00	Hanover Park	-	262	3,104	68	-	256	3,178	3,434	586
1/25/00	Memphis / N.Germantwn Pkwy	-	884	3,024	221	-	937	3,192	4,129	632
1/31/00	Rowland Heights/Walnut	-	681	1,589	122	-	688	1,704	2,392	412
2/8/00	Lewisville / Justin Rd	-	529	2,919	207	-	562	3,093	3,655	614
2/28/00	Plano / Avenue K	-	2,064	10,407	1,684	-	1,221	12,934	14,155	5,161
4/1/00	Hyattsville/Edmonson	-	1,036	2,657	52	-	1,036	2,709	3,745	563
4/29/00	St.Louis/Ellisville Twn Centre	-	765	4,377	332	-	812	4,662	5,474	854
5/2/00	Mill Valley	-	1,412	3,294	(368)	-	1,283	3,055	4,338	650
5/2/00	Culver City	-	2,439	5,689	(676)	-	2,217	5,235	7,452	1,098
5/26/00	Phoenix/N. 35th Ave	-	868	2,967	54	-	868	3,021	3,889	591
6/5/00	Mount Sinai / Route 25a	-	950	3,338	251	-	1,008	3,531	4,539	639
6/15/00	Pinellas Park	-	526	2,247	270	-	547	2,496	3,043	362
6/30/00	San Antonio/Broadway St	-	1,131	4,558	1,195	-	1,131	5,753	6,884	950
7/13/00	Lincolnwood	-	1,598	3,727	336	-	1,613	4,048	5,661	874
7/17/00	La Palco/New Orleans	-	1,023	3,204	126	-	1,094	3,259	4,353	456
7/29/00	Tracy/1615& 1650 W.11th S	-	1,745	4,530	305	-	1,762	4,818	6,580	1,000
8/1/00	Pineville	-	2,197	3,417	351	-	2,332	3,633	5,965	674
8/23/00	Morris Plains	-	1,501	4,300	313	-	1,594	4,520	6,114	762
8/31/00	Florissant/New Halls Fry	-	800	4,225	78	-	807	4,296	5,103	892
8/31/00	Orange, CA	-	661	1,542	60	-	667	1,596	2,263	338
9/1/00	Bayshore, NY	-	1,277	2,980	974	-	1,533	3,698	5,231	862

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
9/1/00	Los Angeles, CA	-	590	1,376	522	-	708	1,780	2,488	412
9/13/00	Merrillville	-	343	2,474	167	-	364	2,620	2,984	446
9/15/00	Gardena / W. El Segundo	-	1,532	3,424	121	-	1,532	3,545	5,077	604
9/15/00	Chicago / Ashland Avenue	-	850	4,880	326	-	850	5,206	6,056	907
9/15/00	Oakland / Macarthur	-	678	2,751	152	-	678	2,903	3,581	510
9/15/00	Alexandria / Pickett Ii	-	2,743	6,198	277	-	2,743	6,475	9,218	1,068
9/15/00	Royal Oak / Coolidge Highway	-	1,062	2,576	155	-	1,062	2,731	3,793	471
9/15/00	Hawthorne / Crenshaw Blvd.	-	1,079	2,913	147	-	1,079	3,060	4,139	523
9/15/00	Rockaway / U.S. Route 46	-	2,424	4,945	244	-	2,424	5,189	7,613	874
9/15/00	Evanston / Greenbay	-	846	4,436	177	-	846	4,613	5,459	756
9/15/00	Los Angeles / Coliseum	-	3,109	4,013	167	-	3,109	4,180	7,289	661
9/15/00	Bethpage / Hempstead Turnpike	-	2,899	5,457	817	-	2,899	6,274	9,173	988
9/15/00	Northport / Fort Salonga Road	-	2,999	5,698	238	-	2,999	5,936	8,935	964
9/15/00	Brooklyn / St. Johns Place	-	3,492	6,026	240	-	3,492	6,266	9,758	980
9/15/00	Lake Ronkonkoma / Portion Rd.	-	937	4,199	156	-	937	4,355	5,292	695
9/15/00	Tampa/Gunn Hwy	-	1,843	4,300	74	-	1,843	4,374	6,217	779
9/18/00	Tampa/N. Del Mabry	-	2,204	2,447	7,475	-	2,225	9,901	12,126	3,130
9/30/00	Marietta/Kennestone& Hwy5	-	622	3,388	1,390	-	628	4,772	5,400	823
9/30/00	Lilburn/Indian Trail	-	1,695	5,170	1,587	-	1,712	6,740	8,452	1,044
11/15/00	Largo/Missouri	-	1,092	4,270	248	-	1,157	4,453	5,610	716
11/21/00	St. Louis/Wilson	-	1,608	3,913	1,908	-	1,628	5,801	7,429	930
12/21/00	Houston/7715 Katy Frwy	-	2,274	5,307	98	-	2,277	5,402	7,679	715
12/21/00	Houston/10801 Katy Frwy	-	1,664	3,884	84	-	1,667	3,965	5,632	543
12/21/00	Houston/Main St	-	1,681	3,924	95	-	1,684	4,016	5,700	550
12/21/00	Houston/W. Loop/S. Frwy	-	2,036	4,749	104	-	2,038	4,851	6,889	661
12/29/00	Chicago	-	1,946	6,002	20	-	1,949	6,019	7,968	962
12/30/00	Raleigh/Glenwood	-	1,545	3,628	111	-	1,560	3,724	5,284	691
12/30/00	Frazier	-	800	3,324	40	-	800	3,364	4,164	434
1/5/01	Troy/E. Big Beaver Rd	-	2,195	4,221	349	-	2,329	4,436	6,765	682
1/11/01	Ft Lauderdale	-	954	3,972	342	-	1,070	4,198	5,268	660
1/16/01	No Hollywood/Sherman Way	-	2,173	5,442	32	-	2,175	5,472	7,647	995

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
					(Dollar amounts in thousands)					
1/18/01	Tuscon/E. Speedway	-	735	2,895	192	-	780	3,042	3,822	479
1/25/01	Lombard/Finley	-	851	3,806	364	-	903	4,118	5,021	631
3/15/01	Los Angeles/West Pico	-	8,579	8,630	984	-	8,595	9,598	18,193	1,709
4/1/01	Lakewood/Cedar Dr.	-	1,329	9,356	2,944	-	1,332	12,297	13,629	1,740
4/7/01	Farmingdale/Rte 110	-	2,364	5,807	(21)	-	2,378	5,772	8,150	928
4/17/01	Philadelphia/Aramingo	-	968	4,539	11	-	968	4,550	5,518	684
4/18/01	Largo/Walsingham Road	-	1,000	3,545	(246)	-	800	3,499	4,299	534
6/17/01	Port Washington/Seaview &W.Sh	-	2,381	4,608	115	-	2,358	4,746	7,104	662
6/18/01	Silver Springs/Prosperity	-	1,065	5,391	17	-	1,065	5,408	6,473	829
6/19/01	Tampa/W. Waters Ave & Wilsky	-	953	3,785	16	-	954	3,800	4,754	549
6/26/01	Middletown	-	1,535	4,258	316	-	1,630	4,479	6,109	620
7/29/01	Miami/Sw 85th Ave	-	2,755	4,951	17	-	2,757	4,966	7,723	693
8/28/01	Hoover/John Hawkins Pkwy	-	1,050	2,453	42	-	1,051	2,494	3,545	358
9/30/01	Syosset	-	2,461	5,312	373	-	2,612	5,534	8,146	682
12/27/01	Los Angeles/W.Jefferson	-	8,285	9,429	800	-	8,301	10,213	18,514	1,227
12/27/01	Howell/Hgwy 9	-	941	4,070	229	-	999	4,241	5,240	533
12/29/01	Catonsville/Kent	-	1,378	5,289	636	-	1,378	5,925	7,303	748
12/29/01	Old Bridge/Rte 9	-	1,244	4,960	(35)	-	1,246	4,923	6,169	602
12/29/01	Sacremento/Roseville	-	876	5,344	1,907	-	526	7,601	8,127	813
12/31/01	Santa Ana/E.Mcfadden	-	7,587	8,612	905	-	7,602	9,502	17,104	1,147
1/1/02	Concord	-	650	1,332	90	(44)	649	1,379	2,028	323
1/1/02	Tustin	-	962	1,465	30	(53)	963	1,441	2,404	374
1/1/02	Pasadena/Sierra Madre	-	706	872	70	(28)	706	914	1,620	214
1/1/02	Azusa	-	933	1,659	25	4,926	932	6,611	7,543	625
1/1/02	Redlands	-	423	1,202	197	(34)	422	1,366	1,788	302
1/1/02	Airport I	-	346	861	78	(32)	347	906	1,253	225
1/1/02	Miami / Marlin Road	-	562	1,345	71	(49)	562	1,367	1,929	341
1/1/02	Riverside	-	95	1,106	37	(41)	94	1,103	1,197	282
1/1/02	Oakland / San Leandro	-	330	1,116	90	(34)	330	1,172	1,502	292
1/1/02	Richmond / Jacuzzi	-	419	1,224	42	(44)	420	1,221	1,641	307
1/1/02	Santa Clara / Laurel	-	1,178	1,789	120	(62)	1,179	1,846	3,025	443

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
1/1/02	Pembroke Park	-	475	1,259	29	(47)	475	1,241	1,716	322
1/1/02	Ft. Lauderdale / Sun	-	452	1,254	42	(48)	452	1,248	1,700	315
1/1/02	San Carlos / Shorewa	-	737	1,360	14	(52)	736	1,323	2,059	349
1/1/02	Ft. Lauderdale / Sun	-	532	1,444	74	(56)	533	1,461	1,994	366
1/1/02	Sacramento / Howe	-	361	1,181	25	(45)	361	1,161	1,522	301
1/1/02	Sacramento / Capitol	-	186	1,284	19	(49)	185	1,255	1,440	324
1/1/02	Miami / Airport	-	517	915	63	2	517	980	1,497	270
1/1/02	Marietta / Cobb Park	-	419	1,571	54	(2)	420	1,622	2,042	437
1/1/02	Sacramento / Florin	-	624	1,710	82	3	623	1,796	2,419	481
1/1/02	Belmont / Dairy Lane	-	915	1,252	77	-	914	1,330	2,244	366
1/1/02	So. San Francisco	-	1,018	2,464	75	39	1,019	2,577	3,596	663
1/1/02	Palmdale / P Street	-	218	1,287	41	3	218	1,331	1,549	378
1/1/02	Tucker / Montreal Rd	-	760	1,485	70	(3)	759	1,553	2,312	408
1/1/02	Pasadena / S Fair Oaks	-	1,313	1,905	95	(2)	1,313	1,998	3,311	527
1/1/02	Carmichael/Fair Oaks	-	584	1,431	30	(2)	584	1,459	2,043	386
1/1/02	Carson / Carson St	-	507	877	109	1	506	988	1,494	254
1/1/02	San Jose / Felipe Ave	-	517	1,482	50	(3)	516	1,530	2,046	403
1/1/02	Miami / 27th Ave	-	272	1,572	81	1	271	1,655	1,926	440
1/1/02	San Jose / Capitol	-	400	1,183	25	1	401	1,208	1,609	331
1/1/02	Tucker / Mountain	-	519	1,385	67	-	520	1,451	1,971	384
1/3/02	St Charles/Veterans Memorial	-	687	1,602	147	-	687	1,749	2,436	252
1/7/02	Bothell/ N. Bothell Way	-	1,063	4,995	137	-	1,063	5,132	6,195	612
1/15/02	Houston / N.Loop	-	2,045	6,178	(2)	-	2,045	6,176	8,221	710
1/16/02	Orlando / S. Kirkman	-	889	3,180	39	-	889	3,219	4,108	394
1/16/02	Austin / Us Hwy 183	-	608	3,856	17	-	608	3,873	4,481	485
1/16/02	Rochelle Park / 168	-	744	4,430	18	-	744	4,448	5,192	544
1/16/02	Honolulu / Waialae	-	10,631	10,783	58	-	10,631	10,841	21,472	1,299
1/16/02	Sunny Isles Bch	-	931	2,845	19	-	931	2,864	3,795	363
1/16/02	San Ramon / San Ramo	-	1,522	3,510	1	-	1,522	3,511	5,033	444
1/16/02	Austin / W. 6th St	-	2,399	4,493	201	-	2,399	4,694	7,093	587
1/16/02	Schaumburg / W. Wise	-	1,158	2,598	25	-	1,158	2,623	3,781	332

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
1/16/02	Laguna Hills / Moulton	-	2,319	5,200	132	-	2,319	5,332	7,651	698
1/16/02	Annapolis / West St	-	955	3,669	24	-	955	3,693	4,648	463
1/16/02	Birmingham / Commons	-	1,125	3,938	36	-	1,125	3,974	5,099	498
1/16/02	Crestwood / Watson Rd	-	1,232	3,093	-	-	1,232	3,093	4,325	389
1/16/02	Northglenn /Huron St	-	688	2,075	25	-	688	2,100	2,788	277
1/16/02	Skokie / Skokie Blvd	-	716	5,285	12	-	716	5,297	6,013	675
1/16/02	Garden City / Stewart	-	1,489	4,039	9	-	1,489	4,048	5,537	501
1/16/02	Millersville / Veterans	-	1,036	4,229	7	-	1,036	4,236	5,272	557
1/16/02	W. Babylon / Sunrise	-	1,609	3,959	21	-	1,609	3,980	5,589	497
1/16/02	Memphis / Summer Ave	-	1,103	2,772	3	-	1,103	2,775	3,878	353
1/16/02	Santa Clara/Lafayette	-	1,393	4,626	(2)	-	1,393	4,624	6,017	577
1/16/02	Naperville / Washington	-	2,712	2,225	443	-	2,712	2,668	5,380	311
1/16/02	Phoenix/W Union Hills	-	1,071	2,934	20	-	1,066	2,959	4,025	382
1/16/02	Woodlawn / Whitehead	-	2,682	3,355	23	-	2,682	3,378	6,060	451
1/16/02	Issaquah / Pickering	-	1,138	3,704	10	-	1,138	3,714	4,852	466
1/16/02	West La /W Olympic	-	6,532	5,975	28	-	6,532	6,003	12,535	748
1/16/02	New Orleans/I-10	-	1,286	3,380	13	-	1,292	3,387	4,679	427
1/16/02	Pasadena / E. Colorado	-	1,125	5,160	8	-	1,125	5,168	6,293	639
1/16/02	Memphis / Covington	-	620	3,076	(3)	-	620	3,073	3,693	394
1/16/02	Hiawassee / N.Hiawassee	-	1,622	1,892	47	-	1,622	1,939	3,561	250
1/16/02	Longwood / State Rd	-	2,123	3,083	86	-	2,123	3,169	5,292	405
1/16/02	Casselberry / State	-	1,628	3,308	15	-	1,628	3,323	4,951	416
1/16/02	Honolulu/Kahala	-	3,722	8,525	17	-	3,722	8,542	12,264	1,032
1/16/02	Waukegan / Greenbay	-	933	3,826	4	-	933	3,830	4,763	480
1/16/02	Southfield / Telegraph	-	2,869	5,507	(7)	-	2,869	5,500	8,369	680
1/16/02	San Mateo / S. Delaware	-	1,921	4,602	22	-	1,921	4,624	6,545	569
1/16/02	Scottsdale/N.Hayden	-	2,111	3,564	20	-	2,113	3,582	5,695	460
1/16/02	Gilbert/W Park Ave	-	497	3,534	(2)	-	497	3,532	4,029	448
1/16/02	W.Palm Beach/Okeechobee	-	2,149	4,650	(508)	-	2,149	4,142	6,291	425
1/16/02	Indianapolis / W.86th	-	812	2,421	4	-	812	2,425	3,237	313
1/16/02	Indianapolis / Madison	-	716	2,655	23	-	716	2,678	3,394	340

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004 Land	Gross Carrying Amount At December 31, 2004 Buildings	Gross Carrying Amount At December 31, 2004 Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
1/16/02	Indianapolis / Rockville	-	704	2,704	3	-	704	2,707	3,411	347
1/16/02	Santa Cruz / River	-	2,148	6,584	32	-	2,148	6,616	8,764	804
1/16/02	Novato / Rush Landing	-	1,858	2,574	7	-	1,858	2,581	4,439	332
1/16/02	Martinez / Arnold Dr	-	847	5,422	(5)	-	847	5,417	6,264	663
1/16/02	Charlotte/Cambridge	-	836	3,908	(1)	-	836	3,907	4,743	494
1/16/02	Rancho Cucamonga	-	579	3,222	31	-	579	3,253	3,832	416
1/16/02	Renton / Kent	-	768	4,078	29	-	768	4,107	4,875	513
1/16/02	Hawthorne / Goffle Rd	-	2,414	4,918	(8)	-	2,414	4,910	7,324	594
2/2/02	Nashua / Southwood Dr	-	2,493	4,326	155	-	2,493	4,481	6,974	524
2/15/02	Houston/Fm 1960 East	-	859	2,004	55	-	859	2,059	2,918	252
3/7/02	Baltimore / Russell Street	-	1,763	5,821	166	-	1,763	5,987	7,750	684
3/11/02	Weymouth / Main St	-	1,440	4,433	134	-	1,440	4,567	6,007	525
3/28/02	Clinton / Branch Ave & Schultz	-	1,257	4,108	288	-	1,334	4,319	5,653	478
4/17/02	La Mirada/Alondra	-	1,749	5,044	359	-	1,856	5,296	7,152	547
5/1/02	N.Richlnd Hls/Rufe Snow Dr	-	632	6,337	1,939	-	632	8,276	8,908	733
5/2/02	Parkville/E.Joppa	-	898	4,306	124	-	898	4,430	5,328	478
6/17/02	Waltham / Lexington St	-	3,183	5,733	126	-	3,183	5,859	9,042	607
6/30/02	Nashville / Charlotte	-	876	2,004	89	-	876	2,093	2,969	232
7/2/02	Mt Juliet / Lebonan Rd	-	516	1,203	79	-	516	1,282	1,798	149
7/14/02	Yorktown / George Washington	-	707	1,684	43	-	707	1,727	2,434	192
7/22/02	Brea/E. Lambert & Clifwood Pk	-	2,114	3,555	140	-	2,114	3,695	5,809	373
8/1/02	Bricktown/Route 70	-	1,292	3,690	69	-	1,293	3,758	5,051	386
8/1/02	Danvers / Newbury St.	-	1,311	4,140	243	-	1,312	4,382	5,694	435
8/15/02	Montclair / Holt Blvd.	-	889	2,074	190	-	889	2,264	3,153	267
8/21/02	Rockville Centre/Merrick Rd	-	3,693	6,990	262	-	3,693	7,252	10,945	694
9/13/02	Lacey / Martin Way	-	1,379	3,217	49	-	1,379	3,266	4,645	89
9/13/02	Lakewood / Bridgeport	-	1,286	3,000	75	-	1,286	3,075	4,361	91
9/13/02	Kent / Pacific Highway	-	1,839	4,291	115	-	1,839	4,406	6,245	126
11/4/02	Scotch Plains /Route 22	-	2,124	5,072	26	-	2,126	5,096	7,222	494
12/23/02	Snta Clarita/Viaprincssa	-	2,508	3,008	3,275	-	2,508	6,283	8,791	377
2/13/03	Pasadena / Ritchie Hwy	-	2,253	4,218	(5)	-	2,253	4,213	6,466	324

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
2/13/03	Malden / Eastern Ave	-	3,212	2,739	26	-	3,212	2,765	5,977	202
2/24/03	Miami / SW 137th Ave	-	1,600	4,684	(303)	-	1,600	4,381	5,981	329
3/3/03	Chantilly / Dulles South Court	-	2,190	4,314	(3)	-	2,190	4,311	6,501	293
3/6/03	Medford / Mystic Ave	-	3,886	4,982	(5)	-	3,886	4,977	8,863	334
5/27/03	Castro Valley / Grove Way	-	2,247	5,881	882	-	2,307	6,703	9,010	403
8/2/03	Sacramento / E.Stockton Blvd	-	554	4,175	9	-	554	4,184	4,738	294
8/13/03	Timonium / W. Padonia Road	-	1,932	3,681	10	-	1,932	3,691	5,623	225
8/21/03	Van Nuys / Sepulveda	-	1,698	3,886	444	-	1,699	4,329	6,028	153
9/9/03	Westwood / East St	-	3,267	5,013	236	-	3,278	5,238	8,516	316
10/21/03	San Diego / Miramar Road	-	2,244	6,653	624	-	2,244	7,277	9,521	384
11/3/03	El Sobrante/San Pablo	-	1,255	4,990	536	-	1,257	5,524	6,781	275
11/6/03	Pearl City / Kamehameha Hwy	-	4,428	4,839	558	-	4,534	5,291	9,825	266
12/23/03	Boston / Southampton Street	-	5,334	7,511	740	-	5,345	8,240	13,585	333
1/9/04	Farmingville / Horseblock Road	-	1,919	4,420	1	-	1,919	4,421	6,340	173
2/27/04	Salem / Goodhue St.	-	1,544	6,160	2	-	1,544	6,162	7,706	202
3/18/04	Seven Corners / Arlington Blvd.	-	6,087	7,553	1	-	6,087	7,554	13,641	209
6/30/04	Marlton / Route 73	-	1,753	5,195	2	-	1,753	5,197	6,950	108
7/1/04	Long Island City/Northern Blvd.	-	4,876	7,610	1	-	4,876	7,611	12,487	169
7/9/04	West Valley Cty/Redwood	-	876	2,067	3	-	876	2,070	2,946	35
7/12/04	Hicksville/E. Old Country Rd.	-	1,693	3,910	2	-	1,693	3,912	5,605	65
7/15/04	Harwood/Ronald	-	1,619	3,778	4	-	1,619	3,782	5,401	64
9/24/04	E. Hanover/State Rt	-	3,895	4,943	1	-	3,895	4,944	8,839	46
10/14/04	Apple Valley/148th St	830	591	1,375	2	-	591	1,377	1,968	9
10/14/04	Blaine / Hwy 65 NE	1,107	789	1,833	2	-	789	1,835	2,624	12
10/14/04	Brooklyn Park / Lakeland Ave	1,980	1,411	3,278	3	-	1,411	3,281	4,692	22
10/14/04	Brooklyn Park / Xylon Ave	1,571	1,120	2,601	3	-	1,120	2,604	3,724	17
10/14/04	St Paul(Eagan)/Sibley Mem'l Hwy	864	615	1,431	2	-	615	1,433	2,048	10
10/14/04	Maple Grove / Zachary Lane	1,875	1,337	3,105	3	-	1,337	3,108	4,445	21
10/14/04	Minneapolis / Hiawatha Ave	2,076	1,480	3,437	4	-	1,480	3,441	4,921	23
10/14/04	New Hope / 36th Ave	1,869	1,332	3,094	3	-	1,332	3,097	4,429	21
10/14/04	Rosemount / Chippendale Ave	1,213	864	2,008	3	-	864	2,011	2,875	14

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Buildings	Total	
		(Dollar amounts in thousands)								
10/14/04	St Cloud/Franklin	808	575	1,338	2	-	575	1,340	1,915	9
10/14/04	Savage / W 128th St	2,135	1,522	3,535	3	-	1,522	3,538	5,060	24
10/14/04	Spring Lake Park/Hwy 65 NE	2,151	1,534	3,562	3	-	1,534	3,565	5,099	24
10/14/04	St Paul / Terrace Court	1,574	1,122	2,606	3	-	1,122	2,609	3,731	17
10/14/04	St Paul / Eaton St	1,629	1,161	2,698	3	-	1,161	2,701	3,862	18
10/14/04	St Paul-Hartzell / Wabash Ave	-	1,207	2,816	3	-	1,207	2,819	4,026	19
10/14/04	West St Paul / Marie Ave	2,030	1,447	3,361	4	-	1,447	3,365	4,812	22
10/14/04	Stillwater / Memorial Ave	2,341	1,669	3,876	4	-	1,669	3,880	5,549	26
10/14/04	St Paul(VadnaisHts/Birch Lake Rd	1,302	928	2,157	2	-	928	2,159	3,087	15
10/14/04	Woodbury / Hudson Road	2,613	1,863	4,327	3	-	1,863	4,330	6,193	29
10/14/04	Brown Deer / N Green Bay Rd	1,486	1,059	2,461	3	-	1,059	2,464	3,523	17
10/14/04	Germantown / Spaten Court	852	607	1,411	2	-	607	1,413	2,020	10
10/14/04	Milwaukee/ N 77th St	1,741	1,241	2,882	3	-	1,241	2,885	4,126	19
10/14/04	Milwaukee/ S 13th St	2,082	1,484	3,446	4	-	1,484	3,450	4,934	23
10/14/04	Oak Creek / S 27th St	1,054	751	1,746	2	-	751	1,748	2,499	12
10/14/04	Waukesha / Arcadian Ave	2,336	1,665	3,868	3	-	1,665	3,871	5,536	26
10/14/04	West Allis / W Lincoln Ave	1,950	1,390	3,227	4	-	1,390	3,231	4,621	22
10/14/04	Garland / O'Banion Rd	-	606	1,414	3	-	606	1,417	2,023	9
10/14/04	Grand Prairie/ Hwy360	-	942	2,198	2	-	942	2,200	3,142	15
10/14/04	Duncanville/N Duncnvill	-	1,524	3,556	2	-	1,524	3,558	5,082	24
10/14/04	Lancaster/ W Pleasant	-	993	2,317	3	-	993	2,320	3,313	15
10/14/04	Mesquite / Oates Dr	-	937	2,186	2	-	937	2,188	3,125	15
10/14/04	Dallas / E NW Hwy	-	942	2,198	3	-	942	2,201	3,143	15
11/24/04	Pompano Beach/E. Sample	4,690	1,608	3,754	3	-	1,608	3,757	5,365	12
11/24/04	Davie / SW 41st St.	6,110	2,467	5,758	3	-	2,467	5,761	8,228	19
11/24/04	North Bay Village/Kennedy	6,846	3,275	7,644	2	-	3,275	7,646	10,921	25
11/24/04	Miami / Biscayne Blvd	6,825	3,538	8,258	2	-	3,538	8,260	11,798	27
11/24/04	Miami Gardens/NW 57th St	6,679	2,706	6,316	4	-	2,706	6,320	9,026	21
11/24/04	Tamarac/ N University Dr	6,473	2,580	6,022	4	-	2,580	6,026	8,606	20
11/24/04	Miami / SW 31st Ave	15,197	11,574	27,009	3	-	11,574	27,012	38,586	88
11/24/04	Hialeah / W 20th Ave	-	2,224	5,192	3	-	2,224	5,195	7,419	18

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority interests	Gross Carrying Amount At December 31, 2004: Land	Gross Carrying Amount At December 31, 2004: Buildings	Gross Carrying Amount At December 31, 2004: Total	Accumulated Depreciation
		(Dollar amounts in thousands)								
11/24/04	Miami / SW 42nd St	-	2,955	6,897	3	-	2,955	6,900	9,855	23
11/24/04	Miami / SW 40th St	-	2,933	6,844	4	-	2,933	6,848	9,781	23
11/25/04	Carlsbad/CorteDelAbeto	-	2,861	6,676	3	-	2,861	6,679	9,540	23
Other Properties										
	Glendale/Western Avenue	-	1,622	3,771	12,799	-	1,615	16,577	18,192	16,020
12/13/99	Burlingame (Commercial & PUD)	-	4,043	9,434	209	-	4,043	9,643	13,686	2,046
4/28/00	San Diego/Sorrento	-	1,282	3,016	138	-	1,024	3,412	4,436	778
6/1/98	Renton / Sw 39th St.	-	725	2,196	24	-	725	2,220	2,945	643
6/29/98	Pompano Bch/Center Port Circle	-	795	2,312	180	-	795	2,492	3,287	767
12/30/99	Tamarac Parkway	-	1,902	4,467	1,336	-	1,890	5,815	7,705	888
12/29/00	Gardena	-	1,737	5,456	17	-	1,737	5,473	7,210	960
4/2/02	Long Beach	-	887	6,251	-	-	887	6,251	7,138	1,389
	Construction in Progress	-	-	-	47,277	-	-	47,277	47,277	-
	Land held for development	-	-	-	8,883	-	8,883	-	8,883	-
		$95,919	$1,415,762	$3,315,302	$582,107	$253,739	$1,440,031	$4,126,879	$5,566,910	$1,320,200

PUBLIC STORAGE, INC.
EXHIBIT 11 - EARNINGS PER SHARE

	For the Year Ended December 31,		
	2004	2003	2002
	(amounts in thousands, except per share data)		
Earnings Per Share:			
Net income	$ 366,213	$ 336,653	$ 318,738
Less: Cumulative Preferred Stock Dividends:			
10% Cumulative Preferred Stock, Series A	-	-	(3,422)
9.20% Cumulative Preferred Stock, Series B	-	(1,322)	(5,389)
Adjustable Rate Preferred Stock, Series C	-	(1,013)	(2,024)
9.50% Cumulative Preferred Stock, Series D	(2,131)	(2,850)	(2,850)
10.00% Cumulative Preferred Stock, Series E	(5,488)	(5,488)	(5,488)
9.75% Cumulative Preferred Stock, Series F	(5,606)	(5,606)	(5,606)
8% Cumulative Preferred Stock, Series J	-	-	(9,200)
8.25% Cumulative Preferred Stock, Series K	(501)	(9,488)	(9,488)
8.25% Cumulative Preferred Stock, Series L	(1,818)	(9,488)	(9,488)
8.75% Cumulative Preferred Stock, Series M	(3,089)	(4,922)	(4,922)
8.60% Cumulative Preferred Stock, Series Q	(14,835)	(14,835)	(14,835)
8.00% Cumulative Preferred Stock, Series R	(40,800)	(40,800)	(40,800)
7.875% Cumulative Preferred Stock, Series S	(11,320)	(11,320)	(11,320)
7.625% Cumulative Preferred Stock, Series T	(11,601)	(11,601)	(11,011)
7.625% Cumulative Preferred Stock, Series U	(11,438)	(11,438)	(9,849)
7.50% Cumulative Preferred Stock, Series V	(12,938)	(12,938)	(3,234)
6.50% Cumulative Preferred Stock, Series W	(8,612)	(2,057)	-
6.45% Cumulative Preferred Stock, Series X	(7,740)	(1,030)	-
6.850% Cumulative Preferred Stock, Series Y	(2,732)	-	-
6.250% Cumulative Preferred Stock, Series Z	(5,801)	-	-
6.125% Cumulative Preferred Stock, Series A	(5,302)	-	-
7.125% Cumulative Preferred Stock, Series B	(3,896)	-	-
6.600% Cumulative Preferred Stock, Series C	(2,277)	-	-
Total preferred dividends	(157,925)	(146,196)	(148,926)
Allocation of income to preferred shareholders based on redemptions of preferred stock (application of EITF Topic D-42)	(8,724)	(7,120)	(6,888)
Total net income allocated to preferred shareholders	$ (166,649)	$ (153,316)	$ (155,814)
Total net income allocable to common shareholders	$ 199,564	$ 183,337	$ 162,924
Allocation of net income to common shareholders by class:			
Net income allocable to shareholders of the Equity Stock, Series A	$ 21,501	$ 21,501	$ 21,501
Net income allocable to shareholders of common stock	178,063	161,836	141,423
	$ 199,564	$ 183,337	$ 162,924
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	127,836	125,181	123,005
Net effect of dilutive stock options - based on treasury stock method using average market price	845	1,336	1,566
Diluted weighted average common shares outstanding	128,681	126,517	124,571
Basic earnings per common and common equivalent share	$ 1.39	$ 1.29	$ 1.15
Diluted earnings per common and common equivalent share	$ 1.38	$ 1.28	$ 1.14

Note- There were no securities outstanding which would have had an anti-dilutive effect upon earnings per common share in each of the three years ended December 31, 2004.

PUBLIC STORAGE, INC.
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2004	2003	2002	2001	2000
	(Amounts in thousands)				
Net income	$ 366,213	$ 336,653	$ 318,738	$ 324,208	$ 297,088
Add: Minority interest in income	49,913	43,703	44,087	46,015	38,356
Less: Minority interest in income which do not have fixed charges	(17,099)	(13,610)	(14,307)	(11,243)	(10,549)
Adjusted net income	399,027	366,746	348,518	358,980	324,895
Interest expense	760	1,121	3,809	3,227	3,293
Total earnings available to cover fixed charges	$ 399,787	$ 367,867	$ 352,327	$ 362,207	$ 328,188
Total fixed charges - interest expense (b)	$ 4,377	$ 7,131	$ 10,322	$ 12,219	$ 13,071
Cumulative preferred stock dividends	157,925	146,196	148,926	117,979	100,138
Preferred partnership unit distributions	30,423	26,906	26,906	31,737	24,859
Total preferred distributions, prior to EITF Topic D-42	188,348	173,102	175,832	149,716	124,997
Allocations pursuant to EITF Topic D-42	10,787	7,120	6,888	14,835	-
Total preferred distributions, including EITF Topic D-42	$ 199,135	$ 180,222	$ 182,720	$ 164,551	$ 124,997
Total combined fixed charges and preferred stock distributions, prior to EITF Topic D-42	$ 192,725	$ 180,233	$ 186,154	$ 161,935	$ 138,068
Total combined fixed charges and preferred stock distributions, including EITF Topic D-42	$ 203,512	$ 187,353	$ 193,042	$ 176,770	$ 138,068
Ratio of earnings to fixed charges	91.34x	51.59x	34.13x	29.64x	25.11x
Ratio of earnings to combined fixed charges, prior to EITF Topic D-42	2.07x	2.04x	1.89x	2.24x	2.38x
Ratio of earnings to combined fixed charges, including EITF Topic D-42	1.96x	1.96x	1.83x	2.05x	2.38x
Supplemental disclosure of Ratio of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") to fixed charges:					
Net Income	$ 366,213	$ 336,653	$ 318,738	$ 324,208	$ 297,088
Less – Loss/(Gain) on sale of real estate	(2,288)	(5,378)	2,541	(4,091)	(576)
Add – Our equity share of EITF Topic D-42 charges, impairment charges, and (gain)/loss on sale of real estate assets	(4,544)	(187)	(3,737)	-	(3,210)
Add - Depreciation and amortization	184,345	188,003	181,648	168,061	148,967
Less - Depreciation allocated to minority interests	(6,046)	(6,328)	(8,087)	(7,847)	(7,138)
Add - Depreciation included in equity in earnings of real estate entities	33,720	27,753	27,078	25,096	21,825
Add - Minority interest - preferred	32,486	26,906	26,906	31,737	24,859
Add - Interest expense	760	1,121	3,809	3,227	3,293
EBITDA available to cover fixed charges (a)	$ 604,646	$ 568,543	$ 548,896	$ 540,391	$ 485,108
Total fixed charges - interest expense (b)	$ 4,377	$ 7,131	$ 10,322	$ 12,219	$ 13,071
Preferred stock dividends	157,925	146,196	148,926	117,979	100,138
Preferred partnership unit distributions	30,423	26,906	26,906	31,737	24,859
Total preferred distributions	188,348	173,102	175,832	149,716	124,997
Allocations pursuant to EITF Topic D-42	10,787	7,120	6,888	14,835	-
Total preferred distributions, including EITF Topic D-42	$ 199,135	$ 180,222	$ 182,720	$ 164,551	$ 124,997
Total combined fixed charges and preferred stock distributions, prior to EITF Topic D-42	$ 192,725	$ 180,233	$ 186,154	$ 161,935	$ 138,068
Total combined fixed charges and preferred stock distributions, including EITF Topic D-42	$ 203,512	$ 187,353	$ 193,042	$ 176,770	$ 138,068
Ratio of EBITDA to fixed charges	138.14x	79.73x	53.18x	44.23x	37.11x

PUBLIC STORAGE, INC.
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Ratio of EBITDA to combined fixed charges and preferred stock distributions, prior to EITF Topic D-42	3.14x	3.15x	2.95x	3.34x	3.51x
Ratio of EBITDA to combined fixed charges and preferred stock distributions, including EITF Topic D-42	2.97x	3.03x	2.84x	3.06x	3.51x

(a) EBITDA represents earnings prior to interest, taxes, depreciation, amortization, and gains on sale of real estate assets. This supplemental disclosure of EBITDA is included because financial analysts and other members of the investment community consider coverage ratios for real estate companies on a pre-depreciation basis.

(b) "Total fixed charges – interest expense" includes interest expense plus capitalized interest.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation
Connecticut Storage Fund	California
PS Co-Investment Partners	California
PS Illinois Trust	Delaware
PS Insurance Company - Hawaii, Ltd.	Hawaii
PS Orangeco Holdings, Inc.	California
PS Orangeco, Inc.	California
PS Partners VIII, Ltd.	California
PS Partners, Ltd.	California
PS Texas Holdings, Ltd.	Texas
PSA Institutional Partners, L.P.	California
PSAC Development Partners, L.P.	California
Public Storage Properties IV, Ltd.	California
Public Storage Properties V, Ltd.	California
Public Storage Institutional Fund	California
Public Storage Institutional Fund II	California
Public Storage Institutional Fund III	California
Public Storage Institutional Fund IV	California
Public Storage Pickup & Delivery, L.P.	California
STOR-Re Mutual Insurance Corporation	Hawaii
Storage Trust Properties, L.P.	Delaware

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36004) of Public Storage, Inc., formerly Storage Equities, Inc., pertaining to the 1990 Stock Option Plan, the Registration Statement on Form S-8 (No. 33-55541) pertaining to the 1994 Stock Option Plan, the Registration Statement on Form S-8 (No. 333-13463) pertaining to the 1996 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-75327) pertaining to the 1994 Share Incentive Plan, the Registration Statement on Form S-8 (No. 333-50270) pertaining to the PS 401(k)/Profit Sharing Plan, the Registration Statement on Form S-8 (No. 333-52400) pertaining to the 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, the Registration Statement on Form S-8 (333-59218) pertaining to the 2001 Non-Executive/Non-Director Stock Option and Incentive Plan and the 2001 Stock Option and Incentive Plan, the Registration Statement on Form S-3 (No. 333-81041) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-86899) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-84126) and in the related prospectus, in the Registration Statement on Form S-3 (No. 333-101425) and in the related Prospectus, the Registration Statement on Form S-4 (No. 333-103190) and in the related prospectus and the Registration Statement on Form S-3 (No. 333-115660) and in the related prospectus of our report dated March 11, 2005 with respect to the consolidated financial statements and schedule of Public Storage, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Public Storage, Inc., included in the Annual Report (Form 10-K) for 2004 filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

March 15, 2005
Los Angeles, California

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer
Date: March 15, 2005

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harvey Lenkin, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Harvey Lenkin
Name: Harvey Lenkin
Title: President
Date: March 15, 2005

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Reyes, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 15, 2005

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Year-end Report on Form 10-K of Public Storage, Inc. (the "Company") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chief Executive Officer of the Company, Harvey Lenkin, as President of the Company, and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer
Date: March 15, 2005

/s/ Harvey Lenkin
Name: Harvey Lenkin
Title: President
Date: March 15, 2005

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 15, 2005

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 134, as amended.

A signed original of this written statement required by §906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

Corporate Data *(as of March 15, 2005)*

Directors

B. Wayne Hughes (1980)
Chairman of the Board

Ronald L. Havner, Jr. (2002)
Vice-Chairman of the Board and Chief Executive Officer

Harvey Lenkin (1991)
President and Chief Operating Officer

Robert J. Abernethy (1980)
President of American Standard Development Company and Self-Storage Management Company

Dann V. Angeloff (1980)
President of The Angeloff Company

William C. Baker (1991)
Chairman and Chief Executive Officer of Callaway Golf Company

John T. Evans (2003)
Partner, Osler, Hoskin & Harcourt LLP

Uri P. Harkham (1993)
President and Chief Executive Officer of the Jonathan Martin Fashion Group

B. Wayne Hughes, Jr. (1998)
President of Sweet Blessings, LLC and Vice President of American Commercial Equities, LLC

Daniel C. Staton (1999)
President of Walnut Capital Partners

( ) = date director was elected to the Board

Executive Officers

Ronald L. Havner, Jr.
Vice-Chairman of the Board and Chief Executive Officer

Harvey Lenkin
President and Chief Operating Officer

John Reyes
Senior Vice President and Chief Financial Officer

John E. Graul
Senior Vice President

John S. Baumann
Senior Vice President and Chief Legal Officer

David F. Doll
Senior Vice President

Corporate Officers

Drew J. Adams
Vice President and Director of Taxes

Todd Andrews
Vice President and Controller

Nargis Choudhry
Vice President and Real Estate Counsel

Obren B. Gerich
Vice President

David Goldberg
Vice President, Senior Counsel and Secretary

Stephanie G. Heim
Vice President and Corporate Counsel

J. Alan Herd
Vice President and Director of Human Resources

Brent C. Peterson
Vice President and Chief Information Officer

A. Timothy Scott
Vice President and Tax Counsel

Self-Storage Operations

John E. Graul
President

Harvey A. Grindeland
Senior Vice President and Divisional Manager

Peter G. Panos
Senior Vice President and Divisional Manager

John M. Sambuco
Senior Vice President and Divisional Manager

David D. Young
Senior Vice President and Divisional Manager

Noel J. Evans
Senior Vice President—Marketing

Alan Grossman
Senior Vice President and Chief Financial Officer

Randy L. Crossley
National Facilities Director

Ancillary Businesses

Thomas Miller
President—PS Orangeco

Obren B. Gerich
President—PS Insurance

Real Estate Division

David F. Doll
President

Michael F. Roach
Senior Vice President—Development and Construction

Michael K. McGowan
Senior Vice President—Acquisitions

James F. Fitzpatrick
Senior Vice President—Entitlements

Louis Klichan
Senior Vice President and Controller

Professional Services

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3120
www.equiserve.com

Independent Auditors
Ernst & Young LLP
Los Angeles, California

Certifications

The most recent certifications by our Chief Executive Officer, President and Chief Operating Officer and Senior Vice President and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 19, 2004.

Stock Exchange Listing

The Company's common stock trades under ticker symbol PSA on the New York Stock Exchange and Pacific Exchange.


PSA
NYSE
PSA
Pacific Exchange
Stock & Options

Additional Information Sources

The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers, etc.


NAREIT
NAREIT

Public Storage, Inc. is a member and active supporter of the National Association of Real Estate Investment Trusts.


Public
Storage

Public Storage, Inc.

701 Western Avenue, Glendale, California 91201-2349 • (818) 244-8080 • www.publicstorage.com

AR-05)